Form 10-K, Exhibit 13
period 1994-09-30
OAKWOOD HOMES CORP
filed 1994-12-28
CIK 73609

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
  DURING FISCAL 1994 THE COMPANY ONCE AGAIN CONTINUED ITS STRONG UPWARD MOMENTUM IN BOTH REVENUES AND EARNINGS. TOTAL REVENUES INCREASED 41% TO $579 MILLION FROM $412 MILLION LAST YEAR, FOLLOWING A 35% INCREASE IN 1993 FROM THE $306 MILLION REPORTED FOR 1992. NET INCOME ROSE 35% IN 1994 TO $33.9 MILLION COMPARED TO $25.2 MILLION IN 1993 AND $14.0 MILLION IN 1992. THESE RESULTS REFLECT SUBSTANTIAL INCREASES IN UNIT SALES ARISING FROM THE RETAIL OUTLET EXPANSION AND INCREASING SALES CENTER PRODUCTIVITY, CONTINUING EMPHASIS ON MAINTAINING GROSS PROFIT MARGINS, INCREASED EARNINGS FROM THE COMPANY'S FINANCIAL SERVICES OPERATIONS THROUGH HIGHER VOLUMES AND CONTROL OF CREDIT LOSSES, ONGOING COST CONTROL MEASURES DESIGNED TO ELIMINATE NON-VALUE ADDED ACTIVITIES AND AN EMPHASIS THROUGHOUT THE ORGANIZATION ON CUSTOMER SATISFACTION BEFORE, DURING AND AFTER THE SALE.
  INDUSTRY SHIPMENTS CONTINUED TO IMPROVE IN 1994, EXTENDING THE TREND BEGUN IN 1992 WHICH REPRESENTED THE FIRST INDUSTRY-WIDE INCREASE IN SHIPMENTS SINCE 1983. ACCORDING TO INDUSTRY SOURCES, SHIPMENTS OF MANUFACTURED HOMES WERE UP APPROXIMATELY 20.3% FOR THE FIRST NINE MONTHS OF CALENDAR 1994, AND INCREASED 20.6% IN 1993 OVER 1992. THE COMPANY CONTINUES TO CAPITALIZE ON THIS INDUSTRY REBOUND BY EXPANDING INTO NEW MARKETS AND GAINING MARKET SHARE IN EXISTING MARKETS. THE ACQUISITION OF GOLDEN WEST HOMES ON SEPTEMBER 30, 1994 REPRESENTS ANOTHER STEP IN THE COMPANY'S GROWTH STRATEGY AND FURTHER ACCELERATES EXPANSION INTO THE WESTERN MARKETS.
1994 COMPARED TO 1993
  THE FOLLOWING TABLE SUMMARIZES CERTAIN KEY SALES STATISTICS FOR EACH OF THE LAST THREE FISCAL YEARS:

                                         1994      1993      1992
RETAIL SALES DOLLAR VOLUME (IN
  MILLIONS)...........................  $ 393.6   $ 260.9   $ 184.7
WHOLESALE SALES DOLLAR VOLUME
  (IN MILLIONS).......................  $ 112.6   $  89.5   $  74.4
TOTAL SALES DOLLAR VOLUME (IN
  MILLIONS)...........................  $ 506.2   $ 350.4   $ 259.1
RETAIL GROSS PROFIT %.................     30.2%     30.9%     30.9%
WHOLESALE GROSS PROFIT %..............     20.5%     18.2%     16.5%
NEW UNITS SOLD -- RETAIL..............   13,034     9,756     7,453
USED UNITS SOLD -- RETAIL.............    1,675     1,138     1,025
NEW UNITS SOLD -- WHOLESALE...........    2,972     2,494     2,215
AVERAGE NEW SINGLE-SECTION SALES
  PRICE -- RETAIL.....................  $23,900   $21,400   $19,800
AVERAGE NEW MULTI-SECTION SALES
  PRICE -- RETAIL.....................  $42,800   $38,500   $35,000
AVERAGE NEW MULTI-SECTION SALES
  PRICE -- WHOLESALE..................  $37,900   $35,900   $33,600
WEIGHTED AVERAGE SALES CENTERS........      136       112        97
NEW UNIT SALES PER SALES CENTER.......       96        87        77

  RETAIL SALES DOLLAR VOLUME ROSE 51% IN 1994, REFLECTING A 34% INCREASE IN NEW UNIT VOLUME AND INCREASES OF 12% AND 11% IN THE AVERAGE NEW UNIT RETAIL SALES PRICES OF SINGLE-SECTION AND MULTI-SECTION HOMES, RESPECTIVELY. NEW UNIT VOLUME INCREASED DUE TO A 21% INCREASE IN THE WEIGHTED AVERAGE NUMBER OF SALES CENTERS OPEN DURING THE YEAR AND A 10% INCREASE IN AVERAGE NEW UNIT SALES PER SALES CENTER. TOTAL SALES FOR SALES CENTERS OPEN AT LEAST ONE YEAR ROSE 31%. THE INCREASE IN THE AVERAGE NEW UNIT SELLING PRICE REFLECTS PRICE INCREASES REQUIRED TO OFFSET RISING LUMBER PRICES, THE EFFECT OF THE COMPANY'S ENTRY INTO THE SOUTHWEST MARKET WHERE THE AVERAGE HOME SIZE IS LARGER THAN IN THE SOUTHEAST MARKET AND HIGHER SELLING PRICES IN THE SOUTHEAST DUE TO A CHANGE IN PRODUCT MIX TOWARD HIGHER-END HOMES. THE COMPANY HAS BEEN SUCCESSFUL IN RECOVERING INCREASED LUMBER COSTS FROM ITS RETAIL CUSTOMERS THROUGH HIGHER SELLING PRICES AND DOES NOT EXPECT FLUCTUATING LUMBER PRICES TO HAVE A MATERIAL ADVERSE EFFECT ON ITS RESULTS OF OPERATIONS. THE COMPANY INCREASED THE INTEREST RATES CHARGED ON INSTALLMENT SALE CONTRACTS BY 100 BASIS POINTS DURING FISCAL 1994 IN RESPONSE TO HIGHER YIELDS ON TREASURY SECURITIES, WHICH ARE THE BENCHMARK FOR THE COMPANY'S RELATED FINANCING COSTS. A 100 BASIS POINT INCREASE IN THE INTEREST RATE ON THE COMPANY'S TYPICAL LOAN ON A NEW HOME OF $28,000 FOR 180 MONTHS INCREASES THE CUSTOMER'S MONTHLY PAYMENT BY APPROXIMATELY $18. MANAGEMENT DOES NOT BELIEVE THAT THE RESULTING HIGHER MONTHLY PAYMENTS HAVE HAD A MATERIAL ADVERSE EFFECT ON THE COMPANY'S UNIT SALES, AND INDUSTRY WIDE SHIPMENTS HAVE INCREASED BY 20.3% IN THE FIRST NINE MONTHS OF CALENDAR 1994 COMPARED TO THE SAME PERIOD OF 1993. SALES IN THE SOUTHWEST COMPRISED 27% OF TOTAL NEW MANUFACTURED HOUSING RETAIL SALES DOLLARS DURING 1994 COMPARED TO 11% FOR 1993. RETAIL SALES OF MULTI-SECTION HOMES ACCOUNTED FOR APPROXIMATELY 25% OF NEW UNIT SALES IN BOTH 1994 AND 1993.
  WHOLESALE SALES DOLLAR VOLUME (WHICH REPRESENTS SALES BY GOLDEN WEST HOMES) INCREASED 26%, REFLECTING A 19% INCREASE IN UNIT VOLUME AND A 6% INCREASE IN THE AVERAGE SALES PRICE. THE SALES VOLUME INCREASE WAS PRIMARILY DUE TO STRONGER DEMAND FOR MANUFACTURED HOUSING IN THE WESTERN UNITED STATES AND INCREASED MARKET SHARE AND PENETRATION. THE INCREASE IN THE AVERAGE WHOLESALE SELLING PRICE REFLECTS PRICE INCREASES REQUIRED TO OFFSET RISING LUMBER PRICES, AS WELL AS CHANGES IN THE PRODUCT MIX.
  RETAIL GROSS PROFIT MARGINS DECREASED SLIGHTLY TO 30.2% IN 1994 FROM 30.9% IN 1993. MARGINS ROSE IN THE SOUTHEAST, BUT WERE OFFSET BY THE EFFECTS OF THE COMPANY'S EXPANSION INTO THE SOUTHWEST, WHERE A SUBSTANTIAL PORTION OF THE NEW UNIT SALES VOLUME WAS SOURCED FROM THIRD PARTY MANUFACTURERS. OF THE TOTAL 1994 NEW UNIT RETAIL SALES VOLUME, 75% WAS MANUFACTURED BY THE COMPANY COMPARED TO 82% IN 1993. FOUR OF THE COMPANY'S FIVE NORTH CAROLINA PLANTS OPERATED AT CAPACITY IN 1994 AND THE FIFTH PLANT OPERATED AT APPROXIMATELY 70% CAPACITY FOR THE YEAR. SUBSEQUENT TO YEAR END, THE
14                               OAKWOOD HOMES

COMPANY BEGAN UTILIZING THE UNUSED CAPACITY AT THE FIFTH PLANT TO PRODUCE ADDITIONAL MULTI-SECTION HOMES IN AN EFFORT TO REDUCE LEAD TIMES FOR THESE PRODUCTS. DURING 1994 THE COMPANY BEGAN PRODUCTION AT ITS FIRST TEXAS SINGLE-SECTION MANUFACTURING PLANT, WHICH PRODUCED A TOTAL OF 1,158 FLOORS DURING THE YEAR, OR APPROXIMATELY 46% OF ITS ANNUAL CAPACITY. DURING THE FOURTH QUARTER, PRODUCTION LEVELS INCREASED TO APPROXIMATELY 67% OF CAPACITY AS THE WORK FORCE GAINED ADDITIONAL EXPERIENCE. PRODUCTION AT THE COMPANY'S TEXAS MULTI-SECTION PLANT BEGAN IN SEPTEMBER 1994, AND PRODUCTION AT THE SECOND TEXAS SINGLE-SECTION PLANT AND A SINGLE-SECTION PLANT IN TENNESSEE BEGAN IN OCTOBER 1994. PRODUCTION AT THE COMPANY'S SINGLE-SECTION PLANT IN COLORADO, WHICH IS BEING OPERATED BY GOLDEN WEST BUT WHICH IS DEDICATED TO PROVIDING ALL ITS PRODUCTION TO THE COMPANY'S INTEGRATED RETAIL NETWORK, ALSO BEGAN PRODUCTION IN OCTOBER 1994. MANAGEMENT DOES NOT EXPECT AN IMPROVEMENT IN GROSS MARGINS TO BE REALIZED FROM THE ADDITIONAL MANUFACTURING PLANTS UNTIL LATE IN FISCAL 1995 BECAUSE OF THE START-UP COSTS ASSOCIATED WITH BRINGING NEW PRODUCTION CAPACITY ON LINE.
  WHOLESALE GROSS PROFIT MARGINS INCREASED TO 20.5% IN 1994 FROM 18.2% IN 1993. THIS IMPROVEMENT IN MARGIN WAS PRIMARILY DUE TO GREATER OPERATING EFFICIENCIES ASSOCIATED WITH A HIGHER SALES VOLUME WHICH ALLOWS FOR A MORE CONSISTENT PRODUCTION CYCLE. IN ADDITION, THE 1993 PERIOD WAS NEGATIVELY AFFECTED BY A RAPID RISE IN THE COST OF LUMBER, ONLY A PORTION OF WHICH COULD BE PASSED ON IN THE FORM OF SALES PRICE INCREASES. DURING 1994 GOLDEN WEST'S ALBANY, OREGON PLANT OPERATED AT FULL CAPACITY. GOLDEN WEST'S SACRAMENTO, CALIFORNIA FACILITY OPERATED AT APPROXIMATELY 70% CAPACITY FOR THE YEAR, BUT INCREASED ITS UTILIZATION IN THE FOURTH QUARTER TO APPROXIMATELY 90% AS A RESULT OF THE STRENGTHENING OF ORDERS IN ITS MARKETS, AS WELL AS UTILIZING THE SACRAMENTO PLANT TO REDUCE ORDER BACKLOG IN ALBANY. GOLDEN WEST'S SOUTHERN CALIFORNIA PLANT OPERATED AT SLIGHTLY MORE THAN ONE-HALF CAPACITY FOR THE YEAR DUE TO SOFT MARKET CONDITIONS IN SOUTHERN CALIFORNIA. THE COMPANY INTENDS TO IMPROVE UTILIZATION LEVELS IN SACRAMENTO AND SOUTHERN CALIFORNIA IN FISCAL 1995 BY UTILIZING THESE FACILITIES TO PRODUCE HOMES FOR NEW RETAIL OUTLETS THE COMPANY PLANS TO OPEN WITHIN THESE PLANTS' MARKETING AREAS.
  FINANCIAL SERVICES INCOME, WHICH CONSISTS PRIMARILY OF INTEREST INCOME ON INSTALLMENT SALE CONTRACTS RETAINED BY THE COMPANY, LOAN SERVICING FEES AND EARNINGS ON THE COMPANY'S RETAINED INTERESTS IN REMIC SECURITIZATIONS ACCOUNTED FOR AS SALES OF RECEIVABLES, INCREASED 21% TO $60.3 MILLION IN 1994 FROM $50.1 MILLION IN 1993, PRINCIPALLY AS A RESULT OF THE INCREASE IN THE OUTSTANDING SERVICED LOAN PORTFOLIO FROM $538 MILLION AT SEPTEMBER 30, 1993 TO $843 MILLION AT SEPTEMBER 30, 1994. FINANCIAL SERVICES INCOME DID NOT INCREASE PROPORTIONATELY WITH THE INCREASE IN THE COMPANY'S INSTALLMENT SALE CONTRACT PORTFOLIO BECAUSE THE COMPANY'S RECENT REMIC SECURITIZATIONS HAVE BEEN STRUCTURED AS SALES OF RECEIVABLES RATHER THAN AS COLLATERALIZED BORROWINGS. THE EFFECT ON THE FINANCIAL STATEMENTS OF THIS STRUCTURAL CHANGE IS TO CAUSE THE COMPANY'S EARNINGS ON THE RETAINED INTERESTS IN REMICS STRUCTURED AS SALES OF RECEIVABLES TO BE INCLUDED AS A SINGLE AMOUNT WITHIN FINANCIAL SERVICES INCOME, AS COMPARED TO PRESENTING INTEREST INCOME ON THE INSTALLMENT SALE CONTRACTS CONVEYED TO THE REMIC AS INTEREST INCOME AND INTEREST EXPENSE ON REMIC INTERESTS PURCHASED BY INVESTORS AS INTEREST EXPENSE IN THE CONSOLIDATED STATEMENT OF INCOME. WHILE THE STRUCTURAL CHANGE HAD NO EFFECT ON EARNINGS, STRUCTURING REMIC SECURITIZATIONS AS SALES OF RECEIVABLES WILL CAUSE SLOWER RATES OF GROWTH IN FINANCIAL SERVICES INCOME AND FINANCIAL SERVICES INTEREST EXPENSE COMPARED TO THAT WHICH WOULD OCCUR IF SUCH SECURITIZATIONS WERE STRUCTURED AS COLLATERALIZED BORROWINGS. CREDIT SALES REPRESENTED APPROXIMATELY 85% AND 84% OF THE COMPANY'S RETAIL UNIT VOLUME IN FISCAL 1994 AND 1993, RESPECTIVELY. THE COMPANY'S CREDIT SUBSIDIARY CAPTURED APPROXIMATELY 94% OF 1994 LOAN ORIGINATIONS COMPARED TO 91% IN 1993.
  OTHER INCOME INCREASED 10% TO $12.6 MILLION IN 1994 FROM $11.5 MILLION IN 1993. THE 1993 AMOUNT INCLUDES A GAIN OF $1.6 MILLION ON THE SALE OF MANUFACTURED HOUSING COMMUNITIES (APPROXIMATELY $1 MILLION AFTER TAX, OR $.05 PER SHARE). EXCLUDING THIS GAIN, OTHER INCOME ROSE 28%, PRINCIPALLY DUE TO INCREASED INSURANCE COMMISSIONS RESULTING FROM AN IMPROVEMENT IN THE PERCENTAGE OF TOTAL SALES FOR WHICH PHYSICAL DAMAGE COVERAGE WAS WRITTEN BY THE COMPANY'S AGENCY AND THE OVERALL INCREASE IN SALES. THIS GROWTH WAS PARTIALLY OFFSET BY A DECLINE IN ENDORSEMENT FEE INCOME RESULTING FROM THE COMPANY'S EMPHASIS ON INTERNAL FINANCING OF CREDIT SALES. ENDORSEMENT FEE INCOME WILL CONTINUE TO DECLINE BECAUSE THE COMPANY HAS CEASED SELLING INSTALLMENT SALE CONTRACTS ON A FULL RECOURSE BASIS.
  TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES INCREASED 50% FROM $85.0 MILLION (20.6% OF REVENUES) IN 1993 TO $127.4 MILLION (22.0% OF REVENUES) IN 1994, PRIMARILY AS A RESULT OF HIGHER SALES VOLUME AND INCREASED SERVICING COSTS ASSOCIATED WITH THE INCREASED SIZE OF THE COMPANY'S SERVICING PORTFOLIO. THE 1994 PERIOD ALSO INCLUDES A PROVISION OF APPROXIMATELY $3.5 MILLION RELATING TO A LONG-TERM INCENTIVE COMPENSATION PLAN ADOPTED IN 1994. THE PLAN PROVIDES FOR CASH BONUSES TO KEY MANAGEMENT PERSONNEL PAYABLE IN 1996 IF CERTAIN EARNINGS PERFORMANCE TARGETS ARE ACHIEVED. THE AMOUNT OF SUCH INCENTIVE COMPENSATION IS DIRECTLY RELATED TO THE COMPANY'S EARNINGS FOR THE THREE YEAR PERIOD ENDING IN FISCAL 1996, AND SUCH AMOUNTS WILL BE REDUCED TO ZERO IF CERTAIN MINIMUM EARNINGS ARE NOT ACHIEVED. LONG-TERM INCENTIVE COMPENSATION PREVIOUSLY WAS PROVIDED PRINCIPALLY IN THE FORM OF STOCK OPTIONS, AND ACCORDINGLY DID NOT RESULT IN A CHARGE TO EARNINGS. THE COMPANY WILL MAKE ADDITIONAL PROVISIONS FOR COMPENSATION PAYABLE UNDER THE PLAN BASED UPON EARNINGS THROUGH FISCAL 1996 IN RELATION TO THE PLAN'S TARGETED EARNINGS. IN ADDITION, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FOR 1994 INCLUDE A ONE-TIME CHARGE OF APPROXIMATELY $1.3 MILLION ($973,000 AFTER TAX, OR $.04 PER SHARE) FOR COSTS RELATING TO THE ACQUISITION OF GOLDEN WEST.
  THE PROVISION FOR LOSSES ON CREDIT SALES ROSE 30% OVER 1993, LARGELY DUE TO THE INCREASE IN SALES FINANCED
                                 OAKWOOD HOMES                            15

BY THE COMPANY. THE COMPANY PROVIDES FOR ESTIMATED FUTURE LOSSES ON CURRENT PERIOD RETAIL CREDIT SALES FINANCED BY THE COMPANY. THE AMOUNTS PROVIDED ARE BASED ON THE COMPANY'S HISTORICAL LOSS EXPERIENCE, CURRENT REPOSSESSION TRENDS AND COSTS AND MANAGEMENT'S ASSESSMENT OF THE CURRENT CREDIT QUALITY OF THE INSTALLMENT SALE CONTRACT PORTFOLIO. ACCORDINGLY, THE PROVISION FOR LOSSES ON CREDIT SALES IS NOT NECESSARILY DIRECTLY RELATED TO CURRENT PERIOD SALES. CREDIT LOSSES AND REPOSSESSION FREQUENCY REMAINED WELL WITHIN MANAGEMENT'S TARGETED LEVELS DURING 1994. CREDIT LOSSES CHARGED TO THE RESERVE AS A PERCENTAGE OF THE AVERAGE OUTSTANDING BALANCE OF INSTALLMENT SALE CONTRACTS WERE .66% IN 1994 COMPARED TO .61% IN 1993, AND REPOSSESSIONS AS A PERCENTAGE OF THE AVERAGE NUMBER OF CONTRACTS OUTSTANDING DECLINED TO 2.94% IN 1994 FROM 3.14% IN 1993. MANAGEMENT BELIEVES THAT ITS USE OF A CREDIT SCORING SYSTEM, IMPLEMENTED IN 1989 AND UPDATED IN 1994, AND THE ADVANTAGES OF ITS CAPTIVE RETAIL DISTRIBUTION SYSTEM IN MAXIMIZING RECOVERIES ON DEFAULTED LOANS, WILL ENABLE THE COMPANY TO MAINTAIN LOSS LEVELS WITHIN ACCEPTABLE LIMITS.
  NON-FINANCIAL SERVICES INTEREST EXPENSE DECREASED PRIMARILY DUE TO THE REDEMPTION OR CONVERSION OF THE COMPANY'S 6.5% AND 7.5% CONVERTIBLE SUBORDINATED DEBENTURES IN NOVEMBER AND DECEMBER 1992. FINANCIAL SERVICES INTEREST EXPENSE DECREASED BECAUSE THE COMPANY HAS BEGUN STRUCTURING ITS REMIC SECURITIZATIONS AS SALES OF RECEIVABLES INSTEAD OF COLLATERALIZED BORROWINGS, AS MORE FULLY DESCRIBED ABOVE.
  EFFECTIVE OCTOBER 1, 1993 THE COMPANY ADOPTED PROSPECTIVELY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109, "ACCOUNTING FOR INCOME TAXES" ("FAS 109"), WHICH REQUIRES THE USE OF AN ASSET AND LIABILITY METHOD TO ACCOUNT FOR TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING AND INCOME TAX BASES OF THE COMPANY'S ASSETS AND LIABILITIES. PRIOR TO FISCAL 1994 THE COMPANY ACCOUNTED FOR THE TIMING DIFFERENCES BETWEEN FINANCIAL AND TAXABLE INCOME USING THE DEFERRED METHOD. ADOPTION OF FAS 109 HAD THE EFFECT OF REDUCING THE PROVISION FOR INCOME TAXES AND INCREASING NET INCOME BY $214,000 ($.01 PER SHARE) IN THE FIRST QUARTER OF FISCAL 1994. EXCLUDING THE EFFECTS OF ADOPTION OF FAS 109, THE COMPANY'S EFFECTIVE INCOME TAX RATE WAS 37.5% IN 1994 COMPARED TO 37.2% IN 1993. 1993 COMPARED TO 1992
  RETAIL SALES DOLLAR VOLUME ROSE 41% IN 1993, REFLECTING A 31% INCREASE IN NEW UNIT VOLUME AND INCREASES OF 8% AND 10% IN THE AVERAGE NEW UNIT SALES PRICES OF SINGLE-SECTION AND MULTI-SECTION HOMES, RESPECTIVELY. NEW UNIT VOLUME INCREASED DUE TO A 15% INCREASE IN THE WEIGHTED AVERAGE NUMBER OF SALES CENTERS OPEN DURING THE YEAR AND A 13% INCREASE IN AVERAGE NEW UNIT SALES PER SALES CENTER. TOTAL SALES FOR SALES CENTERS OPEN AT LEAST ONE YEAR ROSE 33%. THE PRIMARY REASONS FOR THE INCREASE IN THE AVERAGE NEW UNIT SELLING PRICE WERE SURCHARGES TO PASS ON HIGHER LUMBER COSTS TO CONSUMERS AND THE EFFECT OF THE COMPANY'S EXPANSION INTO THE SOUTHWEST MARKET WHERE THE AVERAGE SIZE HOME SOLD IS LARGER THAN IN THE SOUTHEAST. SALES OF MULTI-SECTION HOMES ACCOUNTED FOR APPROXIMATELY 25% OF NEW UNIT SALES IN BOTH 1993 AND 1992.
  WHOLESALE SALES DOLLAR VOLUME ROSE 20%, REFLECTING A 13% INCREASE IN UNIT VOLUME AND A 7% INCREASE IN THE AVERAGE SALES PRICE. THE UNIT VOLUME INCREASES WERE PRINCIPALLY DUE TO SIGNIFICANT GROWTH IN DEMAND AND MARKET SHARE IN THE PACIFIC NORTHWEST, AS WELL AS GOLDEN WEST'S SUCCESSFUL MARKETING EFFORTS IN THE MOUNTAIN STATES. AVERAGE SELLING PRICES INCREASED PRIMARILY AS A RESULT OF PRICE INCREASES REQUIRED TO OFFSET RISING LUMBER COSTS AND A SHIFT IN PRODUCT MIX TOWARDS HIGHER PRICED HOMES.
  RETAIL GROSS PROFIT MARGINS WERE FLAT IN 1993 AT 30.9%. MARGINS ROSE IN THE SOUTHEAST, PRINCIPALLY DUE TO MANUFACTURING EFFICIENCIES RESULTING FROM HIGHER PRODUCTION LEVELS, BUT WERE OFFSET BY THE EFFECTS OF THE COMPANY'S EXPANSION INTO THE SOUTHWEST, WHERE ALL PRODUCT WAS SOURCED FROM THIRD PARTY MANUFACTURERS IN 1993. OF THE 9,756 NEW HOMES SOLD IN 1993, 82% WERE MANUFACTURED BY THE COMPANY AND 18% WERE PURCHASED FROM OUTSIDE MANUFACTURERS. IN 1992, 86% OF NEW UNITS SOLD WERE MANUFACTURED BY THE COMPANY AND 14% WERE SOURCED FROM OTHER MANUFACTURERS. THROUGHOUT 1993 THE COMPANY OPERATED AT OR NEAR CAPACITY ON A SINGLE SHIFT BASIS AT THREE OF ITS MANUFACTURING PLANTS. AT YEAR END, A FOURTH PLANT WAS OPERATING AT APPROXIMATELY 90% OF CAPACITY (COMPARED TO APPROXIMATELY 70% AT SEPTEMBER 30, 1992) AND A FIFTH PLANT ACQUIRED IN JANUARY 1993 WAS ALSO OPERATING AT APPROXIMATELY 70% OF CAPACITY.
  WHOLESALE GROSS PROFIT MARGINS INCREASED TO 18.2% IN 1993 FROM 16.5% IN 1992. THIS HIGHER PROFIT MARGIN WAS ATTRIBUTABLE TO IMPROVED OPERATING EFFICIENCIES ASSOCIATED WITH A HIGHER SALES VOLUME. THE FISCAL 1993 IMPROVEMENT WAS PARTIALLY OFFSET BY AN INCREASE IN LUMBER COSTS AND THE INTRODUCTION OF COMPETITIVELY PRICED PRODUCTS FOR THE MOUNTAIN STATES. THE IMPROVEMENT IN GROSS PROFIT MARGINS BETWEEN YEARS WAS ALSO PARTIALLY RELATED TO UNUSUALLY HIGH MANUFACTURING OVERHEAD AND LABOR COSTS IN 1992 DUE TO THE CONSOLIDATION OF GOLDEN WEST'S TWO SOUTHERN CALIFORNIA PLANTS INTO ONE MANUFACTURING FACILITY DURING LATE CALENDAR 1991 AND EARLY 1992.
  FINANCIAL SERVICES INCOME INCREASED 28% TO $50.1 MILLION IN 1993 FROM $39.1 MILLION IN 1992, PRINCIPALLY AS A RESULT OF AN INCREASE IN THE OUTSTANDING BALANCE OF INSTALLMENT SALE CONTRACTS OWNED BY THE COMPANY FROM $316.9 MILLION AT SEPTEMBER 30, 1992 TO $420.2 MILLION AT SEPTEMBER 30, 1993.
  OTHER INCOME INCREASED TO $11.5 MILLION IN 1993 FROM $8.0 IN 1992. THE 1993 AMOUNT INCLUDES A GAIN OF $1.6 MILLION ON THE SALE OF MANUFACTURED HOUSING COMMUNITIES (APPROXIMATELY $1 MILLION AFTER TAX, OR $.05 PER SHARE). EXCLUDING THE GAIN, OTHER INCOME ROSE 23%, PRINCIPALLY DUE TO INCREASED INSURANCE COMMISSIONS RESULTING FROM AN IMPROVEMENT IN THE PERCENTAGE OF TOTAL SALES FOR WHICH PHYSICAL DAMAGE COVERAGE WAS WRITTEN BY THE COMPANY'S AGENCY AND THE OVERALL INCREASE IN SALES, OFFSET BY A DECLINE IN ENDORSEMENT FEE INCOME.
16                               OAKWOOD HOMES

  TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES INCREASED 33% TO $85.0 MILLION IN 1993 COMPARED TO $64.1 MILLION IN 1992, BUT DECLINED AS A PERCENTAGE OF TOTAL REVENUES FROM 21.0% TO 20.6%. SELLING, GENERAL AND ADMINISTRATIVE EXPENSE INCREASES HAVE RESULTED PRIMARILY FROM HIGHER SALES VOLUMES AND INCREASED SERVICING COSTS ASSOCIATED WITH THE INCREASED SIZE OF THE COMPANY'S SERVICING PORTFOLIO.
  THE PROVISION FOR LOSSES ON CREDIT SALES ROSE 38% OVER 1992, WHICH IS GENERALLY CONSISTENT WITH THE INCREASE IN TOTAL FINANCED SALES. CREDIT LOSSES CHARGED TO THE RESERVE AS A PERCENTAGE OF THE AVERAGE OUTSTANDING BALANCE OF INSTALLMENT SALE CONTRACTS WERE .61% IN 1993 COMPARED TO .97% IN 1992. REPOSSESSIONS AS A PERCENTAGE OF THE AVERAGE NUMBER OF CONTRACTS OUTSTANDING DECLINED TO 3.14% IN 1993 FROM 4.04% IN 1992.
  INTEREST EXPENSE INCREASED 3% TO $26.5 MILLION IN 1993 FROM $25.8 MILLION IN 1992. THE INCREASE RESULTED FROM ADDITIONAL DEBT INCURRED AS THE COMPANY EXPANDED ITS INTERNAL FINANCING OF CREDIT SALES, OFFSET IN PART BY A REDUCTION IN NON-FINANCIAL INTEREST EXPENSE RESULTING FROM THE REDEMPTION OR CONVERSION OF THE COMPANY'S CONVERTIBLE SUBORDINATED DEBENTURES.
  THE COMPANY'S EFFECTIVE INCOME TAX RATE WAS 37% IN 1993 COMPARED TO 35% IN 1992. THE HIGHER EFFECTIVE RATE REFLECTS ENACTMENT OF HIGHER FEDERAL CORPORATE INCOME TAX RATES IN THE SUMMER OF 1993, AN INCREASE IN INCOME SUBJECT TO STATE TAXATION AND A DECREASE IN THE SIGNIFICANCE OF THE PREFERENTIAL TAX RATE ON THE COMPANY'S CREDIT LIFE INSURANCE SUBSIDIARY IN RELATION TO TOTAL COMPANY-WIDE EARNINGS.
LIQUIDITY AND CAPITAL RESOURCES
  RETAIL FINANCING OF SALES OF THE COMPANY'S PRODUCTS IS AN INTEGRAL PART OF THE COMPANY'S VERTICAL INTEGRATION STRATEGY. SUCH FINANCING CONSUMES SUBSTANTIAL AMOUNTS OF CAPITAL, WHICH THE COMPANY HAS OBTAINED PRINCIPALLY BY ISSUING DEBT COLLATERALIZED BY INSTALLMENT SALE CONTRACTS OR BY SECURITIZING SUCH CONTRACTS, PRIMARILY USING REMICS. OVER THE PAST FIVE YEARS, THE COMPANY HAS BEEN ABLE TO OBTAIN FROM INVESTORS AND LENDERS AN INCREASING PERCENTAGE OF THE CAPITAL REQUIRED TO FUND ITS FINANCE BUSINESS, AND THE RELATED YIELD OVER TREASURIES REQUIRED BY INVESTORS HAS DECLINED, PRINCIPALLY BECAUSE OF CONTINUED IMPROVEMENT IN THE PERFORMANCE OF INSTALLMENT SALE CONTRACTS ORIGINATED BY THE COMPANY, INCREASING INVESTOR AND LENDER FAMILIARITY WITH ASSET-BACKED FINANCING TRANSACTIONS IN THE MANUFACTURED HOUSING INDUSTRY, DECLINING INTEREST RATES, AND BECAUSE OF THE COMPANY'S INCREASINGLY STRONG FINANCIAL PERFORMANCE. THE SIGNIFICANT INCREASE IN INTEREST RATES SINCE FEBRUARY 1994 HAS HAD NO EFFECT ON THE AVAILABILITY OF CAPITAL TO FINANCE INSTALLMENT SALE CONTRACTS, AND THE EXCESS OF THE YIELDS DEMANDED BY INVESTORS IN PURCHASING REMIC SECURITIES OVER THE YIELDS ON TREASURIES OF COMPARABLE MATURITIES HAS REMAINED VIRTUALLY UNCHANGED. THE COMPANY HAS RAISED ITS CONSUMER LENDING RATES IN RESPONSE TO INCREASES IN FINANCING COSTS AND BELIEVES THAT THE COMPANY WILL CONTINUE TO MAINTAIN THE SPREAD BETWEEN ITS LENDING AND FINANCING COSTS AT ACCEPTABLE LEVELS. THE COMPANY EXPECTS TO ORIGINATE IN EXCESS OF $400 MILLION OF INSTALLMENT SALE CONTRACTS IN FISCAL 1995 AND BELIEVES IT CAN FINANCE SUBSTANTIALLY ALL OF THIS AMOUNT THROUGH COLLATERALIZED DEBT OR THROUGH SECURITIZATION OF THE CONTRACTS. DURING 1993 THE COMPANY RAISED APPROXIMATELY $143 MILLION TO FINANCE INSTALLMENT SALE CONTRACTS, INCLUDING BOTH COLLATERALIZED DEBT AND SECURITIZATIONS. IN 1994 THE COMPANY RAISED $363 MILLION, INCLUDING $161 MILLION OF REMIC CERTIFICATES SOLD TO THE PUBLIC IN THE COMPANY'S FIRST PUBLIC OFFERING OF SECURITIES BACKED BY INSTALLMENT SALE CONTRACTS. BECAUSE THE COMPANY INTENDS TO CONTINUE TO EXPAND SIGNIFICANTLY ITS RETAIL DISTRIBUTION NETWORK AND BECAUSE A LARGE PERCENTAGE OF THE COMPANY'S CUSTOMERS PURCHASE ON CREDIT, THE COMPANY WILL HAVE A SUBSTANTIAL NEED FOR FINANCING OF INSTALLMENT SALE CONTRACTS IN THE COMING YEARS, AND INTENDS TO UTILIZE BOTH THE PUBLIC AND PRIVATE MARKETS TO BROADEN THE NUMBER OF SOURCES OF FINANCING AND MINIMIZE ITS FINANCING COSTS. TO FACILITATE ADDITIONAL PUBLIC OFFERINGS OF REMIC SECURITIZATIONS, IN LATE 1994 A NEW SUBSIDIARY OF THE COMPANY, OAKWOOD MORTGAGE INVESTORS, INC., FILED A SHELF REGISTRATION FOR $500 MILLION OF ASSET-BACKED SECURITIES.
  IN ADDITION TO THE ONGOING NEED FOR CAPITAL TO FUND ITS FINANCING OPERATIONS, THE COMPANY WILL REQUIRE CAPITAL TO EXECUTE ITS ONGOING EXPANSION STRATEGY. THE COMPANY ESTIMATES THAT ITS FISCAL 1995 CAPITAL EXPENDITURES WILL APPROXIMATE $26 MILLION, COMPRISED PRINCIPALLY OF LEASEHOLD IMPROVEMENTS AND FIXTURES RELATING TO RETAIL EXPANSION, INITIAL CONSTRUCTION COSTS ON A NEW HEADQUARTERS BUILDING, DEVELOPMENT OF EXISTING MANUFACTURED HOUSING COMMUNITIES AND COMPUTER HARDWARE AND SOFTWARE ASSOCIATED WITH NEW AND ENHANCED MANAGEMENT INFORMATION SYSTEMS. IN ADDITION TO CAPITAL EXPENDITURES, THE RETAIL EXPANSION WILL REQUIRE AN INVESTMENT OF APPROXIMATELY $400,000 OF WORKING CAPITAL FOR EACH NEW SALES CENTER, OR APPROXIMATELY $16 MILLION FOR FISCAL 1995. CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS IN LATER YEARS ARE DEPENDENT UPON THE EXTENT OF EXPANSION UNDERTAKEN IN SUCH YEARS.
  THE COMPANY MAY FINANCE ITS RETAINED INVESTMENT IN INSTALLMENT SALE CONTRACTS AND THE RETAIL AND MANUFACTURING EXPANSION USING INTERNALLY GENERATED FUNDS, LONG-TERM DEBT AND ADDITIONAL EQUITY. THE COMPANY CONTINUES TO MONITOR THE CREDIT AND EQUITY MARKETS AND EVALUATE THE SOURCES AND COST OF THE LONG-TERM CAPITAL REQUIRED TO FINANCE THE DEMANDS OF BOTH PLANNED EXPANSION AND HIGHER OPERATING LEVELS WITHIN EXISTING OPERATIONS. THE COMPANY WILL SEEK TO RAISE ADDITIONAL EQUITY OR LONG-TERM DEBT BASED UPON ANTICIPATED BUSINESS DEMANDS, MANAGEMENT'S ASSESSMENT OF EXISTING AND FUTURE CONDITIONS IN THE CAPITAL MARKETS, AND MANAGEMENT'S ASSESSMENT OF THE APPROPRIATE COMPONENTS OF THE COMPANY'S CAPITAL STRUCTURE. IN ORDER TO PROVIDE FLEXIBILITY IN THE SELECTION OF FINANCING VEHICLES, THE COMPANY INTENDS TO FILE A "UNIVERSAL" SHELF REGISTRATION STATEMENT PURSUANT TO WHICH THE COMPANY COULD OFFER UP TO $175 MILLION OF SECURITIES, EITHER DEBT OR EQUITY. WHILE MANAGEMENT BELIEVES THAT EXISTING FINANCING IS SUFFICIENT TO PROVIDE FOR THE COMPANY'S NEEDS THROUGH AT LEAST THE END OF FISCAL 1995, THE COMPANY MAY SEEK TO RAISE ADDITIONAL CAPITAL AT AN EARLIER DATE IF ADVANTAGEOUS MARKET CONDITIONS ARE PRESENT.
  THE COMPANY HAS SEVERAL CREDIT FACILITIES IN PLACE TO PROVIDE FOR ITS SHORT-TERM LIQUIDITY NEEDS. THE COMPANY
                                 OAKWOOD HOMES                            17

HAS A $110 MILLION LINE OF CREDIT FACILITY WITH A GROUP OF BANKS TO PROVIDE WAREHOUSE FINANCING FOR INSTALLMENT SALE CONTRACTS, WHICH BEARS INTEREST AT EITHER PRIME OR LIBOR PLUS 1.625%. THE COMPANY ALSO HAS A $50 MILLION REVOLVING LINE OF CREDIT SECURED BY INVENTORY BEARING INTEREST AT EITHER PRIME OR LIBOR PLUS 1.75% AND A $5 MILLION UNSECURED LINE OF CREDIT BEARING INTEREST AT PRIME. IN ADDITION TO CASH AND CASH EQUIVALENTS AT SEPTEMBER 30, 1994 OF $12.6 MILLION, THE COMPANY'S LIQUIDITY WAS FURTHER ENHANCED SUBSEQUENT TO YEAR END BY THE FIRST PUBLIC OFFERING OFF THE OAKWOOD MORTGAGE INVESTORS, INC. SHELF REGISTRATION, THE NET PROCEEDS OF WHICH WERE APPROXIMATELY $121 MILLION.
REGULATORY DEVELOPMENTS
  IN 1994 NEW DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT ("HUD") REGULATIONS TOOK EFFECT WHICH REQUIRE THAT MANUFACTURED HOMES BUILT AFTER JULY 13, 1994 BE CONSTRUCTED TO MORE STRINGENT STANDARDS THAN HOMES BUILT PRIOR TO THAT DATE. SUCH REGULATIONS RELATE PRINCIPALLY TO METHODS OF CONSTRUCTION AND INSTALLATION AND ARE DESIGNED TO ENHANCE THE HOMES' ABILITY TO WITHSTAND HIGH WINDS. THE CONSTRUCTION AND INSTALLATION STANDARDS VARY DEPENDING ON THE AREA ("ZONE I, II OR III") INTO WHICH THE HOME IS DELIVERED, WITH ZONE II AND ZONE III STANDARDS BEING SIGNIFICANTLY MORE STRINGENT THAN THE PRIOR MINIMUM CONSTRUCTION STANDARDS MANDATED BY FEDERAL LAW, WITH ZONE III STANDARDS BEING SOMEWHAT MORE STRINGENT THAN ZONE II STANDARDS. STANDARDS FOR ZONE I CURRENTLY ARE THE SAME AS EXISTING STANDARDS; HOWEVER, HUD HAS STATED ITS INTENTION TO ISSUE NEW ZONE I STANDARDS BY JANUARY 1, 1995. OF THE COMPANY'S 152 SALES CENTERS, APPROXIMATELY 12 CURRENTLY DELIVER MORE THAN TWO-THIRDS OF THEIR HOMES INTO ZONES II AND III, AND APPROXIMATELY 16 SALES CENTERS DELIVER A LESSER PORTION OF THEIR UNIT SALES INTO THOSE ZONES. THE REMAINING 124 SALES CENTERS DELIVER HOMES ONLY INTO ZONE I AND ARE NOT CURRENTLY AFFECTED. APPROXIMATELY 8% OF THE COMPANY'S FISCAL 1994 HOME SALES WOULD HAVE BEEN AFFECTED HAD THE NEW STANDARDS BEEN IN EFFECT THE ENTIRE FISCAL YEAR.
  THE COMPANY INTENDS TO INCREASE RETAIL PRICES TO COVER THE COSTS OF COMPLYING WITH THE NEW STANDARDS, INCLUDING PROFIT ON THOSE COSTS. THE INCREASE IN THE AVERAGE RETAIL PRICE OF THE SINGLE-SECTION AND MULTI-SECTION HOMES RESULTING FROM SUCH COST INCREASES IS APPROXIMATELY 16% AND 7%, RESPECTIVELY, FOR BOTH ZONES II AND III. THE INCREASE IN RETAIL PRICE OF MULTI-SECTION HOMES IS LESS THAN THE INCREASE IN THE PRICE OF SINGLE-SECTION HOMES BECAUSE SOME NEW MATERIALS REQUIRED BY THE STANDARDS (FOR EXAMPLE, ROOFING AND SIDING MATERIALS) WERE STANDARD FEATURES OF THE COMPANY'S MULTI-SECTION HOMES BEFORE ENACTMENT OF THE NEW STANDARDS.
  HUD HAS ALSO ISSUED NEW THERMAL STANDARDS FOR MANUFACTURED HOUSING, RELATING PRINCIPALLY TO INSULATION RATINGS AND THE USE OF STORM WINDOWS. THE NEW THERMAL REGULATIONS, WHICH ARE EFFECTIVE FOR HOMES MANUFACTURED BEGINNING OCTOBER 26, 1994, VARY DEPENDING UPON INTO WHICH OF THREE GEOGRAPHIC AREAS THE HOME IS DELIVERED. ABOUT 22% OF THE COMPANY'S FISCAL 1994 UNIT SALES WERE DELIVERED INTO THE NORTHERNMOST THERMAL ZONE, FOR WHICH THE NEW STANDARDS ARE MOST STRINGENT; APPROXIMATELY 51% OF FISCAL 1994 UNIT SALES WERE DELIVERED INTO THE CENTRAL ZONE AND APPROXIMATELY 27% WERE DELIVERED INTO THE SOUTHERNMOST ZONE, FOR WHICH THE NEW STANDARDS REPRESENT THE LEAST CHANGE FROM EXISTING STANDARDS. THE COMPANY INTENDS TO INCREASE RETAIL PRICES TO RECOVER THESE COSTS AND MAINTAIN ITS GROSS MARGINS. MANAGEMENT BELIEVES THAT THE INCREASE IN RETAIL PRICES ARISING FROM ADOPTION OF THE NEW THERMAL STANDARDS IS APPROXIMATELY 5% IN THE SOUTHERN REGION TO 10% IN THE NORTHERN REGION FOR SINGLE-SECTION HOMES, AND APPROXIMATELY 2% IN THE SOUTHERN REGION TO 4% IN THE NORTHERN REGION FOR MULTI-SECTION HOMES. THE COMPANY DOES NOT BELIEVE THAT THE COST INCREASES NECESSITATED BY THE NEW WIND AND THERMAL STANDARDS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S SALES OR GROSS MARGINS.
NEW ACCOUNTING STANDARDS
  IN NOVEMBER 1992 THE FINANCIAL ACCOUNTING STANDARDS BOARD (THE "BOARD") ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 112, "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS" ("FAS 112"), WHICH PROVIDES THAT EMPLOYERS SHALL RECOGNIZE THE EXPECTED COST OF PROVIDING BENEFITS TO FORMER OR INACTIVE EMPLOYEES AFTER EMPLOYMENT BUT PRIOR TO RETIREMENT DURING THE PERIODS DURING WHICH SUCH EMPLOYEES RENDER SERVICES TO THE EMPLOYER IF CERTAIN CONDITIONS ARE SATISFIED. THE COMPANY WILL BE REQUIRED TO ADOPT FAS 112 PROSPECTIVELY IN FISCAL 1995, BUT SUCH ADOPTION WILL NOT HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
  IN MAY 1993 THE BOARD ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114, "ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN" ( "FAS 114"), WHICH IS EFFECTIVE FOR YEARS BEGINNING AFTER DECEMBER 15, 1994. THE COMPANY'S INSTALLMENT SALE CONTRACTS ARE NOT INCLUDED WITHIN THE TECHNICAL SCOPE OF FAS 114; HOWEVER, THE COMPANY INTENDS TO REEVALUATE ITS POLICIES WITH RESPECT TO THE RESERVE FOR LOSSES ON CREDIT SALES IN LIGHT OF THE GUIDANCE CONTAINED IN FAS 114 AND MAKE SUCH CHANGES, IF ANY, IN SUCH POLICIES AS IT DEEMS APPROPRIATE. BASED UPON INFORMATION CURRENTLY AVAILABLE, THE COMPANY DOES NOT ANTICIPATE MAKING ANY CHANGE IN ITS RESERVE POLICIES WHICH WOULD HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
  IN MAY 1993 THE BOARD ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES" ("FAS 115"), WHICH WILL REQUIRE THE COMPANY TO DETERMINE WHETHER ITS RETAINED INTERESTS IN REMIC SECURITIZATIONS WILL BE CONSIDERED TO BE HELD TO MATURITY (AND CARRIED AT AMORTIZED COST) OR AVAILABLE FOR SALE (AND CARRIED AT MARKET, WITH UNREALIZED GAINS AND LOSSES REPORTED AS A SEPARATE COMPONENT OF SHAREHOLDERS' EQUITY). SUCH RETAINED REMIC INTERESTS CURRENTLY ARE CARRIED AT AMORTIZED COST. THE COMPANY WILL ADOPT FAS 115 PROSPECTIVELY IN FISCAL 1995, BUT DOES NOT EXPECT SUCH ADOPTION WILL HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
18                               OAKWOOD HOMES

BUSINESS SEGMENT INFORMATION
  OAKWOOD HOMES CORPORATION OPERATES IN THREE PRINCIPAL BUSINESSES AS FOLLOWS:
MANUFACTURED HOMES
  OAKWOOD MANUFACTURES MOST OF THE HOMES SOLD AT RETAIL THROUGH COMPANY-OWNED SALES CENTERS. IN ADDITION OAKWOOD RETAILS HOMES PURCHASED FROM OTHER MANUFACTURERS THROUGH COMPANY-OWNED SALES CENTERS AND DISTRIBUTES HOMES MANUFACTURED BY THE COMPANY THROUGH A NETWORK OF INDEPENDENT DEALERS.
FINANCIAL SERVICES
  THE FINANCIAL SERVICES SEGMENT FINANCES A PORTION OF THE COMPANY'S INSTALLMENT SALES AND REINSURES RISK ON CREDIT LIFE INSURANCE.
LAND DEVELOPMENT
  LAND DEVELOPMENT CONSISTS OF THE DEVELOPMENT, MANAGEMENT OR SALE OF MANUFACTURED HOUSING COMMUNITIES WHICH DERIVE REVENUE FROM THE RENTAL OF SPACES FOR PRIVATELY OWNED MANUFACTURED HOMES, AND THE DEVELOPMENT OF MANUFACTURED HOUSING SUBDIVISIONS.
  OPERATING INCOME WITH RESPECT TO SEGMENTS IS INCOME BEFORE GENERAL CORPORATE EXPENSE, NON-FINANCIAL INTEREST EXPENSE, INVESTMENT INCOME AND INCOME TAXES. IDENTIFIABLE ASSETS INCLUDE THOSE ASSETS DIRECTLY RELATED TO THE COMPANY'S OPERATIONS IN THE DIFFERENT SEGMENTS. GENERAL CORPORATE ASSETS CONSIST PRIMARILY OF CASH, INTEREST RECEIVABLE, CERTAIN PROPERTY AND EQUIPMENT AND OTHER INVESTMENTS.

                                                                                              1994          1993          1992
                                                                                                       (IN THOUSANDS)
REVENUES:
  MANUFACTURED HOMES.....................................................................   $508,901      $355,855      $262,394
  FINANCIAL SERVICES.....................................................................     60,330        50,051        39,110
  LAND DEVELOPMENT.......................................................................      8,814         5,084         3,873
  INVESTMENT INCOME......................................................................      1,044           980           811
                                                                                            $579,089      $411,970      $306,188
OPERATING INCOME (LOSS):
  MANUFACTURED HOMES.....................................................................   $ 46,366      $ 33,515      $ 20,752
  FINANCIAL SERVICES (1).................................................................     19,899        11,304         8,425
  LAND DEVELOPMENT (2)...................................................................       (385)          624           275
     COMBINED............................................................................     65,880        45,443        29,452
  NON-FINANCIAL INTEREST EXPENSE.........................................................     (1,034)       (1,486)       (4,919)
  INVESTMENT INCOME......................................................................      1,044           980           811
  GENERAL CORPORATE EXPENSES (3).........................................................    (11,967)       (4,906)       (3,854)
       INCOME BEFORE INCOME TAXES........................................................   $ 53,923      $ 40,031      $ 21,490
IDENTIFIABLE ASSETS:
  MANUFACTURED HOMES.....................................................................   $160,745      $110,383      $ 89,147
  FINANCIAL SERVICES.....................................................................    375,507       437,617       329,431
  LAND DEVELOPMENT.......................................................................     21,783        15,305        15,934
  GENERAL CORPORATE......................................................................     17,152        21,268        14,122
                                                                                            $575,187      $584,573      $448,634
DEPRECIATION AND AMORTIZATION:
  MANUFACTURED HOMES.....................................................................   $  3,051      $  2,575      $  2,473
  FINANCIAL SERVICES.....................................................................      1,141           818           764
  LAND DEVELOPMENT.......................................................................        299           776           788
  GENERAL CORPORATE......................................................................        960           410           438
                                                                                            $  5,451      $  4,579      $  4,463
CAPITAL EXPENDITURES:
  MANUFACTURED HOMES.....................................................................   $ 17,894      $  7,147      $  3,558
  FINANCIAL SERVICES.....................................................................        511           680            65
  LAND DEVELOPMENT.......................................................................      4,958         3,330         1,475
  GENERAL CORPORATE......................................................................      3,803         2,351           449
                                                                                            $ 27,166      $ 13,508      $  5,547

(1) INCLUDES THE PROVISION FOR LOSSES ON CREDIT SALES FOR ALL PERIODS PRESENTED. SUCH PROVISION WAS CHARGED TO THE MANUFACTURED HOMES SEGMENT IN THE BUSINESS SEGMENT INFORMATION PREVIOUSLY REPORTED FOR 1993 AND 1992.
(2) INCLUDES A GAIN OF APPROXIMATELY $1.6 MILLION IN 1993 FROM THE SALE OF MANUFACTURED HOUSING COMMUNITIES.
(3) INCLUDES A ONE-TIME CHARGE OF APPROXIMATELY $1.3 MILLION IN 1994 FOR COSTS RELATING TO THE ACQUISITION OF GOLDEN WEST HOMES.
                                 OAKWOOD HOMES                            19

CONSOLIDATED STATEMENT OF INCOME
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

(IN THOUSANDS EXCEPT PER SHARE DATA)                                                              YEAR ENDED SEPTEMBER 30,
                                                                                            1994          1993          1992
REVENUES
     NET SALES                                                                              $506,187      $350,441      $259,075
     FINANCIAL SERVICES INCOME                                                                60,330        50,051        39,110
     OTHER INCOME (NOTE 12)                                                                   12,572        11,478         8,003
         TOTAL REVENUES                                                                      579,089       411,970       306,188
COSTS AND EXPENSES
     COST OF SALES                                                                           364,416       253,465       189,665
     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
       NON-FINANCIAL SERVICES                                                                119,285        78,241        59,429
       FINANCIAL SERVICES                                                                      8,127         6,748         4,712
     PROVISION FOR LOSSES ON CREDIT SALES (NOTE 9)                                             9,044         6,945         5,049
     INTEREST EXPENSE
       NON-FINANCIAL SERVICES                                                                  1,034         1,486         4,919
       FINANCIAL SERVICES                                                                     23,260        25,054        20,924
         TOTAL COSTS AND EXPENSES                                                            525,166       371,939       284,698
INCOME BEFORE INCOME TAXES                                                                    53,923        40,031        21,490
PROVISION FOR INCOME TAXES (NOTE 13)                                                          20,009        14,876         7,442
NET INCOME                                                                                  $ 33,914      $ 25,155      $ 14,048
EARNINGS PER SHARE:
     PRIMARY                                                                                $   1.54      $   1.24      $    .95
     FULLY DILUTED                                                                          $   1.54      $   1.20      $    .86

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
20                               OAKWOOD HOMES

CONSOLIDATED BALANCE SHEET
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)                                                                 SEPTEMBER 30,
ASSETS                                                                                                     1994             1993
CASH AND CASH EQUIVALENTS                                                                                $ 12,573         $ 26,335
RECEIVABLES (NOTES 4 AND 9)                                                                               367,212          432,543
INVENTORIES (NOTE 5)                                                                                       96,405           61,394
MANUFACTURED HOUSING COMMUNITIES, NET OF ACCUMULATED DEPRECIATION
  OF $154 AND $94, RESPECTIVELY                                                                             8,766            4,088
PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION
 AND AMORTIZATION (NOTES 6 AND 11)                                                                        54,131           35,955
DEFERRED INCOME TAXES (NOTE 13)                                                                             7,403            2,275
OTHER ASSETS                                                                                               28,697           21,983
                                                                                                         $575,187         $584,573
LIABILITIES AND SHAREHOLDERS' EQUITY
SHORT-TERM BORROWINGS (NOTE 10)                                                                          $ 25,000         $ 28,300
NOTES AND BONDS PAYABLE (NOTE 11)                                                                         207,432          262,915
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (NOTE 8)                                                          59,051           50,627
RESERVE FOR CONTINGENT LIABILITIES (NOTE 9)                                                                 3,827            3,009
OTHER LONG-TERM OBLIGATIONS (NOTE 16)                                                                       8,966            3,499
SHAREHOLDERS' EQUITY (NOTES 14 AND 16)
  COMMON STOCK, $.50 PAR VALUE; 100,000,000 SHARES AUTHORIZED;
     21,085,004 AND 20,884,155 SHARES ISSUED AND OUTSTANDING                                               10,543           10,442
  ADDITIONAL PAID-IN CAPITAL                                                                              148,507          146,658
  RETAINED EARNINGS                                                                                       111,861           79,902
                                                                                                          270,911          237,002
  LESS: LOAN TO ESOP (NOTE 15)                                                                                 --             (779)
     TOTAL SHAREHOLDERS' EQUITY                                                                           270,911          236,223
CONTINGENCIES (NOTE 9)
                                                                                                         $575,187         $584,573

The accompanying notes are an integral part of the financial statements.
                                 OAKWOOD HOMES                            21

CONSOLIDATED STATEMENT
OF CASH FLOWS
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

(IN THOUSANDS)                                                                                YEAR ENDED SEPTEMBER 30,
                                                                                        1994            1993            1992
OPERATING ACTIVITIES
  NET INCOME                                                                          $  33,914       $  25,155       $  14,048
  ITEMS NOT REQUIRING (PROVIDING) CASH
     DEPRECIATION AND AMORTIZATION                                                        5,451           4,579           4,463
     DEFERRED INCOME TAXES                                                               (5,413)         (4,014)           (649)
     PROVISION FOR LOSSES ON CREDIT SALES, NET OF ACTUAL LOSSES                           4,209           3,617             810
     GAIN ON SALE OF MANUFACTURED HOUSING COMMUNITIES                                        --          (1,636)             --
     OTHER                                                                                  697             699             (12)
     (INCREASE) IN OTHER RECEIVABLES                                                     (8,481)         (5,581)           (186)
     (INCREASE) IN INVENTORIES                                                          (35,940)        (11,884)         (2,097)
     INCREASE IN ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                 9,573          19,402           6,157
     INCREASE IN OTHER LONG-TERM OBLIGATIONS                                              5,467           1,328              66
       CASH PROVIDED BY OPERATIONS                                                        9,477          31,665          22,600
     INSTALLMENT RECEIVABLES ORIGINATED                                                (343,733)       (211,860)       (131,100)
     PURCHASE OF INSTALLMENT LOANS                                                         (604)        (28,337)        (19,362)
     SALE OF INSTALLMENT LOANS                                                          362,982          85,683          33,561
     RECEIPTS ON INSTALLMENT RECEIVABLES                                                 49,252          46,878          37,170
       CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                      77,374         (75,971)        (57,131)
INVESTING ACTIVITIES
  ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT                                            (22,428)        (10,256)         (5,516)
  ADDITIONS TO MANUFACTURED HOUSING COMMUNITIES                                          (4,738)         (3,252)            (31)
  PROCEEDS FROM SALES OF MANUFACTURED HOUSING COMMUNITIES                                    --           6,194              --
  OTHER                                                                                  (6,846)         (3,455)         (2,788)
       CASH (USED) BY INVESTING ACTIVITIES                                              (34,012)        (10,769)         (8,335)
FINANCING ACTIVITIES
  NET BORROWINGS (REPAYMENTS) ON SHORT-TERM CREDIT FACILITIES                            (1,800)         25,300         (20,118)
  ISSUANCE OF NOTES AND BONDS PAYABLE                                                     2,093          58,555         129,908
  PAYMENTS ON NOTES AND BONDS                                                           (55,650)        (45,502)        (44,633)
  CASH DIVIDENDS                                                                         (1,635)         (1,482)           (785)
  PROCEEDS FROM EXERCISE OF STOCK OPTIONS                                                 1,950           3,623           1,248
  PROCEEDS FROM SALE OF COMMON STOCK                                                         --          53,602              --
  REDEMPTION OF PREFERRED STOCK                                                          (1,150)         (1,150)             --
       CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                     (56,192)         92,946          65,620
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (12,830)          6,206             154
CASH AND CASH EQUIVALENTS
  BEGINNING OF YEAR (*)                                                                  25,403          20,129          19,975
  END OF YEAR                                                                         $  12,573       $  26,335       $  20,129

* THE BEGINNING CASH BALANCE FOR 1994 DOES NOT AGREE TO THE ENDING BALANCE FOR 1993 BECAUSE OF THE DIFFERING ACCOUNTING PERIODS USED BY OAKWOOD AND GOLDEN WEST . SEE NOTE 1.
The accompanying notes are an integral part of the financial statements.
22                               OAKWOOD HOMES

CONSOLIDATED STATEMENT OF CHANGES IN
SHAREHOLDERS' EQUITY
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                                   ADDITIONAL
                                                 SHARES OUTSTANDING      PREFERRED B    COMMON      PAID-IN      RETAINED
                                               PREFERRED B    COMMON        STOCK        STOCK      CAPITAL      EARNINGS
BALANCE AT SEPTEMBER 30, 1991                         12       8,923       $ 3,000      $4,461      $ 47,132     $42,966
  NET INCOME                                      --              --            --          --            --      14,048
  EXERCISE OF STOCK OPTIONS                       --             167            --          84         1,164          --
  CONVERSION OF DEBENTURES                        --              71            --          36         1,134          --
  CASH DIVIDENDS ($.06 PER SHARE)                 --              --            --          --            --        (785 )
  3-FOR-2 STOCK SPLIT                             --           4,579            --       2,289        (2,291)         --
BALANCE AT SEPTEMBER 30, 1992                         12      13,740         3,000       6,870        47,139      56,229
  NET INCOME                                      --              --            --          --            --      25,155
  EXERCISE OF STOCK OPTIONS                       --             418            --         209         3,414          --
  SALE OF COMMON STOCK                            --           2,875        --           1,437        52,165          --
  CONVERSION OF DEBENTURES                        --           3,851            --       1,926        42,090          --
  REDEMPTION OF PREFERRED STOCK                      (12)         --        (3,000)         --         1,850          --
  CASH DIVIDENDS ($.08 PER SHARE)                 --              --            --          --            --      (1,482 )
BALANCE AT SEPTEMBER 30, 1993                     --          20,884            --      10,442       146,658      79,902
  NET INCOME                                      --              --            --          --            --      33,914
  LESS: NET INCOME OF GOLDEN
     WEST FOR THE THREE MONTHS ENDED
     DECEMBER 25, 1993 (NOTE 1)                   --              --            --          --            --        (320 )
  EXERCISE OF STOCK OPTIONS                       --             201            --         101         1,849          --
  CASH DIVIDENDS ($.08 PER SHARE)                 --              --            --          --            --      (1,635 )
BALANCE AT SEPTEMBER 30, 1994                     --          21,085       $    --      $10,543     $148,507     $111,861

The accompanying notes are an integral part of the financial statements.
                                 OAKWOOD HOMES                            23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
NOTE 1 -- BASIS OF PRESENTATION
  ON SEPTEMBER 30, 1994 OAKWOOD HOMES CORPORATION ("OAKWOOD") COMPLETED ITS BUSINESS COMBINATION WITH GOLDEN WEST HOMES ("GOLDEN WEST"), WHICH HAS BEEN ACCOUNTED FOR AS A POOLING OF INTERESTS AS DESCRIBED IN NOTE 3. THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN RESTATED TO REFLECT THE COMBINED RESULTS OF OPERATIONS AND FINANCIAL POSITION OF OAKWOOD AND GOLDEN WEST FOR ALL PERIODS PRESENTED.
  GOLDEN WEST UTILIZED A 52/53 WEEK YEAR ENDING IN DECEMBER. FOR ACCOUNTING CONVENIENCE, THE ACCOMPANYING FINANCIAL STATEMENTS FOR 1993 AND 1992 HAVE NOT BEEN ADJUSTED TO CONFORM GOLDEN WEST'S ACCOUNTING YEAR TO THE SEPTEMBER 30 YEAR USED BY OAKWOOD. AMOUNTS SET FORTH IN THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 1993 AND 1992 REFLECT THE RESULTS OF OPERATIONS OF OAKWOOD FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992, RESPECTIVELY, AND THE RESULTS OF OPERATIONS OF GOLDEN WEST FOR THE TWELVE MONTHS ENDED DECEMBER 1993 AND 1992, RESPECTIVELY. AMOUNTS PRESENTED FOR THE YEAR ENDED SEPTEMBER 30, 1994 REFLECT THE RESULTS OF OPERATIONS OF BOTH OAKWOOD AND GOLDEN WEST FOR THE YEAR THEN ENDED. THE ACCOMPANYING BALANCE SHEET AT SEPTEMBER 30, 1994 REFLECTS THE COMBINED FINANCIAL POSITION OF OAKWOOD AND GOLDEN WEST AT THAT DATE. THE ACCOMPANYING BALANCE SHEET AT SEPTEMBER 30, 1993 REFLECTS THE FINANCIAL POSITION OF OAKWOOD AT THAT DATE AND THE FINANCIAL POSITION OF GOLDEN WEST AT DECEMBER 25, 1993. ACCORDINGLY, GOLDEN WEST'S RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 25, 1993 HAVE BEEN REFLECTED IN THE ACCOMPANYING FINANCIAL STATEMENTS FOR BOTH 1994 AND 1993, AND SUCH RESULTS OF OPERATIONS HAVE BEEN REFLECTED AS A REDUCTION IN THE OPENING BALANCE OF RETAINED EARNINGS FOR THE YEAR ENDED SEPTEMBER 30, 1994 IN THE ACCOMPANYING STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.
  THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF OAKWOOD HOMES CORPORATION AND ITS SUBSIDIARIES, INCLUDING GOLDEN WEST (COLLECTIVELY, THE "COMPANY"). ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.
NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
RETAIL FINANCING
  A SUBSTANTIAL MAJORITY OF THE COMPANY'S RETAIL CUSTOMERS PURCHASE HOMES ON CREDIT. SUCH CREDIT SALES ARE EVIDENCED BY INSTALLMENT SALE CONTRACTS OR MORTGAGES ORIGINATED BY THE COMPANY'S FINANCE SUBSIDIARY, OAKWOOD ACCEPTANCE CORPORATION, OR, TO A MUCH LESSER EXTENT, BY THIRD PARTY FINANCIAL INSTITUTIONS.
  THE COMPANY FINANCES ITS LENDING ACTIVITIES BY SELLING INSTALLMENT SALE CONTRACTS TO THIRD PARTY INVESTORS, ISSUING DEBT SECURED BY INSTALLMENT SALE CONTRACTS, OR SECURITIZING THE INSTALLMENT SALE CONTRACTS USING REAL ESTATE MORTGAGE INVESTMENT CONDUITS ("REMICS") OR, FOR FHA-INSURED INSTALLMENT SALE CONTRACTS, USING COLLATERALIZED MORTGAGE OBLIGATIONS ISSUED UNDER AUTHORITY GRANTED TO THE COMPANY BY THE GOVERNMENT NATIONAL MORTGAGE ASSOCIATION ("GNMA"). ALL DEBT SECURED BY INSTALLMENT SALE CONTRACTS IS REFLECTED AS COLLATERALIZED BORROWINGS. INSTALLMENT SALE CONTRACTS SOLD TO THIRD PARTY INVESTORS DIRECTLY OR BY ISSUING GNMA CERTIFICATES ARE REFLECTED AS SALES OF RECEIVABLES. PRIOR TO 1993, SECURITIZATIONS OF INSTALLMENT SALE CONTRACTS THROUGH REMICS WERE REPORTED AS COLLATERALIZED BORROWINGS. SECURITIZATIONS OF INSTALLMENT SALE CONTRACTS THROUGH REMICS CONSUMMATED IN 1993 AND THEREAFTER HAVE BEEN REPORTED AS SALES OF RECEIVABLES DUE TO THE REDUCED LEVELS OF OVERCOLLATERALIZATION REQUIRED IN THE COMPANY'S SECURITIZATIONS. FOR REMIC SECURITIZATIONS ACCOUNTED FOR AS SALES OF RECEIVABLES, THE COMPANY ALLOCATES THE SUM OF ITS BASIS IN THE INSTALLMENT SALE CONTRACTS CONVEYED TO THE REMIC AND THE COSTS OF FORMING THE REMIC TRUST AMONG THE REMIC INTERESTS RETAINED AND THE REMIC INTERESTS SOLD TO INVESTORS BASED UPON THE ESTIMATED RELATIVE FAIR VALUES OF SUCH INTERESTS; COSTS OF MARKETING REMIC INTERESTS SOLD ARE CHARGED TO EXPENSE AS INCURRED.
  THE COMPANY HAS RETAINED AN INTEREST IN EACH REMIC TRUST USED TO SECURITIZE INSTALLMENT SALE CONTRACTS. RETAINED INTERESTS IN REMIC SECURITIZATIONS ACCOUNTED FOR AS SALES OF RECEIVABLES ARE INCLUDED IN RECEIVABLES IN THE ACCOMPANYING BALANCE SHEET AND CARRIED AT AMORTIZED COST, WHICH
24                               OAKWOOD HOMES

THE COMPANY BELIEVES IS NOT IN EXCESS OF THEIR FAIR MARKET VALUE.
  THE AGGREGATE PRINCIPAL BALANCE OF INSTALLMENT SALE CONTRACTS SOLD TO THIRD PARTIES, INCLUDING SECURITIZATION TRANSACTIONS IN WHICH THE COMPANY RETAINED AN INTEREST, WAS APPROXIMATELY $380 MILLION IN 1994, $92 MILLION IN 1993 AND $34 MILLION IN 1992.
REVENUE RECOGNITION -- MANUFACTURED HOUSING
  THE COMPANY RECORDS A RETAIL SALE UPON PASSAGE OF TITLE TO THE HOME TO THE CUSTOMER AND, IN THE CASE OF CREDIT SALES, UPON EXECUTION OF THE CREDIT AGREEMENT AND OTHER REQUIRED DOCUMENTATION AND RECEIPT OF A DESIGNATED MINIMUM DOWN PAYMENT. HOMES SOLD TO INDEPENDENT DEALERS ARE MANUFACTURED TO ORDER; THE COMPANY RECOGNIZES A SALE UPON COMPLETION AND TRANSFER OF TITLE TO THE HOME.
  THE COMPANY RECEIVES AN AGENT'S COMMISSION ON INSURANCE POLICIES ISSUED BY UNRELATED INSURANCE COMPANIES. INSURANCE COMMISSIONS ARE RECOGNIZED IN INCOME AT THE TIME THE POLICIES ARE WRITTEN.
  THE COMPANY RECEIVES AN ENDORSEMENT FEE FROM CERTAIN UNRELATED FINANCIAL INSTITUTIONS IN EXCHANGE FOR GUARANTEEING INSTALLMENT SALE CONTRACTS SOLD TO SUCH INSTITUTIONS. ENDORSEMENT FEES ARE RECOGNIZED ON THE EFFECTIVE YIELD METHOD OVER THE LIFE OF THE RELATED INSTALLMENT SALE CONTRACTS; SUCH FEES RELATE PRINCIPALLY TO CONTRACTS SOLD PRIOR TO 1990 WHEN THE COMPANY SUBSTANTIALLY CEASED SELLING CONTRACTS ON A FULL RECOURSE BASIS.
REVENUE RECOGNITION -- FINANCIAL SERVICES
  INTEREST INCOME ON INSTALLMENT SALE CONTRACTS IS RECOGNIZED IN ACCORDANCE WITH THE TERMS OF THE INSTALLMENT SALE CONTRACTS (PRINCIPALLY 30 DAY ACCRUAL). THE COMPANY RETAINS SERVICING RIGHTS FOR SUBSTANTIALLY ALL INSTALLMENT SALE CONTRACTS IT ORIGINATES, EXCEPT FOR INSTALLMENT SALE CONTRACTS SOLD WITHOUT RECOURSE. SERVICING FEE INCOME IS RECOGNIZED AS EARNED. INCOME ON RETAINED REMIC INTERESTS IS RECORDED AS EARNED OVER THE PERIOD SUCH INTERESTS ARE OUTSTANDING.
  THE COMPANY PERIODICALLY PURCHASES PORTFOLIOS OF INSTALLMENT SALE CONTRACTS. THE COMPANY ADDS TO THE RESERVE FOR LOSSES ON CREDIT SALES AN ESTIMATE OF FUTURE CREDIT LOSSES ON SUCH CONTRACTS AND INCLUDES SUCH AMOUNT AS A COMPONENT OF THE PURCHASE PRICE OF THE ACQUIRED PORTFOLIOS. THE DIFFERENCE BETWEEN THE AGGREGATE PURCHASE PRICE OF THE ACQUIRED PORTFOLIOS AND THE AGGREGATE PRINCIPAL BALANCE OF THE LOANS INCLUDED THEREIN, REPRESENTING DISCOUNT OR PREMIUM ON THE LOANS, IS AMORTIZED TO INCOME OVER THE LIFE OF THE LOANS USING THE EFFECTIVE YIELD METHOD. INVENTORIES
  INVENTORIES ARE VALUED AT THE LOWER OF COST OR MARKET, WITH COST DETERMINED USING THE SPECIFIC IDENTIFICATION METHOD FOR NEW AND USED MANUFACTURED HOMES AND THE FIRST-IN, FIRST-OUT METHOD FOR ALL OTHER ITEMS.
PROPERTY, PLANT AND EQUIPMENT
  PROPERTY, PLANT AND EQUIPMENT ARE CARRIED AT COST. THE COMPANY PROVIDES DEPRECIATION USING PRINCIPALLY THE STRAIGHT-LINE METHOD OVER THE ASSETS' ESTIMATED USEFUL LIVES, WHICH ARE AS FOLLOWS:

                                                    ESTIMATED
                  CLASSIFICATION                   USEFUL LIVES
LAND IMPROVEMENTS.................................   3-10 YEARS
BUILDINGS AND FIELD SALES OFFICES.................   8-50 YEARS
FURNITURE, FIXTURES AND EQUIPMENT.................   2-10 YEARS
LEASEHOLD IMPROVEMENTS............................   3-10 YEARS
MANUFACTURED HOUSING COMMUNITIES..................  10-20 YEARS

INCOME TAXES
  EFFECTIVE OCTOBER 1, 1993 THE COMPANY (EXCEPT FOR GOLDEN WEST) ADOPTED PROSPECTIVELY THE PROVISIONS OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109, "ACCOUNTING FOR INCOME TAXES" ("FAS 109"), WHICH REQUIRES USE OF THE ASSET AND LIABILITY METHOD TO ACCOUNT FOR DEFERRED INCOME TAXES. UNDER THE ASSET AND LIABILITY METHOD, DEFERRED INCOME TAXES ARE PROVIDED ON THE TEMPORARY DIFFERENCES BETWEEN THE FINANCIAL REPORTING AND INCOME TAX BASES OF THE COMPANY'S ASSETS AND LIABILITIES USING ENACTED INCOME TAX RATES EXPECTED TO BE IN EFFECT WHEN THE TEMPORARY DIFFERENCES REVERSE. PRIOR TO 1994, THE COMPANY ACCOUNTED FOR INCOME TAXES USING THE DEFERRED METHOD. THE EXCESS OF THE COMPANY'S AGGREGATE NET DEFERRED INCOME TAX ASSET AS OF OCTOBER 1, 1993, COMPUTED USING THE ASSET AND LIABILITY METHOD, OVER THE AGGREGATE NET DEFERRED INCOME TAX ASSET AS OF SEPTEMBER 30, 1993, COMPUTED USING THE DEFERRED METHOD, WAS APPROXIMATELY $214,000 ($.01 PER SHARE) AND HAS BEEN REFLECTED AS A REDUCTION IN THE PROVISION FOR INCOME TAXES FOR THE YEAR ENDED SEPTEMBER 30, 1994. GOLDEN WEST UTILIZED THE ASSET AND LIABILITY METHOD FOR ALL PERIODS PRESENTED. THE COMPANY'S RESULTS OF OPERATIONS FOR 1993 AND 1992 WOULD NOT HAVE BEEN MATERIALLY DIFFERENT HAD OAKWOOD ADOPTED THE ASSET AND LIABILITY METHOD AS OF THE BEGINNING OF 1992.
RESERVE FOR LOSSES ON CREDIT SALES
  THE COMPANY MAINTAINS RESERVES FOR ESTIMATED CREDIT LOSSES ON INSTALLMENT SALE CONTRACTS OWNED BY THE COMPANY OR SOLD TO THIRD PARTIES WITH FULL OR LIMITED RECOURSE. THE COMPANY PROVIDES FOR LOSSES ON CREDIT SALES IN AMOUNTS NECESSARY TO MAINTAIN THE RESERVES AT AMOUNTS THE COMPANY BELIEVES ARE SUFFICIENT TO PROVIDE FOR FUTURE LOSSES
                                 OAKWOOD HOMES                            25

BASED UPON THE COMPANY'S HISTORICAL LOSS EXPERIENCE, CURRENT ECONOMIC CONDITIONS AND AN ASSESSMENT OF CURRENT PORTFOLIO PERFORMANCE MEASURES. ACTUAL REPOSSESSION EXPERIENCE AND CHANGES IN ECONOMIC CONDITIONS AND PORTFOLIO PERFORMANCE MAY RESULT IN ADJUSTMENTS TO THE RESERVE FOR LOSSES ON CREDIT SALES WHICH ARE NOT RELATED TO CURRENT YEAR RETAIL CREDIT SALES.
EARNINGS PER SHARE
  PRIMARY EARNINGS PER SHARE IS COMPUTED BY DIVIDING NET INCOME BY THE WEIGHTED AVERAGE NUMBER OF COMMON AND DILUTIVE COMMON EQUIVALENT SHARES OUTSTANDING DURING THE YEAR. THE WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF PRIMARY EARNINGS PER SHARE WAS 22,067,000, 20,241,000 AND 14,756,000 IN 1994,
1993 AND 1992, RESPECTIVELY. FULLY DILUTED EARNINGS PER SHARE IS COMPUTED BY DIVIDING NET INCOME, ADJUSTED FOR INTEREST ACCRUING ON THE CONVERTIBLE SUBORDINATED DEBENTURES, NET OF INCOME TAXES, BY THE SUM OF THE WEIGHTED AVERAGE NUMBER OF COMMON AND DILUTIVE COMMON EQUIVALENT SHARES OUTSTANDING AND THE NUMBER OF COMMON SHARES INTO WHICH THE CONVERTIBLE SUBORDINATED DEBENTURES COULD BE CONVERTED DURING PERIODS IN WHICH SUCH CONVERTIBLE SECURITIES WERE OUTSTANDING. DURING 1993 THE COMPANY CALLED FOR REDEMPTION ALL OF THE OUTSTANDING CONVERTIBLE SUBORDINATED DEBENTURES AS DESCRIBED IN NOTE 11. THE WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE WAS 22,080,000, 21,102,000 AND 18,879,000 IN 1994, 1993 AND
1992, RESPECTIVELY. THE DILUTIVE EFFECT OF STOCK OPTIONS IS COMPUTED USING THE TREASURY STOCK METHOD.
CASH AND CASH EQUIVALENTS
  SHORT-TERM INVESTMENTS HAVING INITIAL MATURITIES OF THREE MONTHS OR LESS ARE CONSIDERED CASH EQUIVALENTS.
NEW ACCOUNTING STANDARDS
  IN NOVEMBER 1992 THE FINANCIAL ACCOUNTING STANDARDS BOARD (THE "BOARD") ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 112, "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS" ("FAS 112"), WHICH PROVIDES THAT EMPLOYERS SHALL RECOGNIZE THE EXPECTED COST OF PROVIDING BENEFITS TO FORMER OR INACTIVE EMPLOYEES AFTER EMPLOYMENT BUT PRIOR TO RETIREMENT DURING THE PERIODS DURING WHICH SUCH EMPLOYEES RENDER SERVICES TO THE EMPLOYER IF CERTAIN CONDITIONS ARE SATISFIED. THE COMPANY WILL ADOPT FAS 112 PROSPECTIVELY IN 1995, BUT SUCH ADOPTION WILL NOT HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
  IN MAY 1993 THE BOARD ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114, "ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN" ("FAS 114"), WHICH IS EFFECTIVE FOR YEARS BEGINNING AFTER DECEMBER 15, 1994. THE COMPANY'S INSTALLMENT SALE CONTRACTS ARE NOT INCLUDED WITHIN THE TECHNICAL SCOPE OF FAS 114; HOWEVER, THE COMPANY INTENDS TO REEVALUATE ITS POLICIES WITH RESPECT TO THE RESERVE FOR LOSSES ON CREDIT SALES IN LIGHT OF THE GUIDANCE CONTAINED IN FAS 114 AND MAKE SUCH CHANGES, IF ANY, IN SUCH POLICIES AS IT DEEMS APPROPRIATE. BASED UPON INFORMATION CURRENTLY AVAILABLE, THE COMPANY DOES NOT ANTICIPATE MAKING ANY CHANGE IN ITS RESERVE POLICIES WHICH WOULD HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
  IN MAY 1993 THE BOARD ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES" ("FAS 115"), WHICH WILL REQUIRE THE COMPANY TO DETERMINE WHETHER ITS RETAINED INTERESTS IN REMIC SECURITIZATIONS WILL BE CONSIDERED TO BE HELD TO MATURITY (AND CARRIED AT AMORTIZED COST) OR AVAILABLE FOR SALE (AND CARRIED AT MARKET, WITH UNREALIZED GAINS AND LOSSES REPORTED AS A SEPARATE COMPONENT OF SHAREHOLDERS' EQUITY). SUCH RETAINED REMIC INTERESTS CURRENTLY ARE CARRIED AT AMORTIZED COST. THE COMPANY WILL ADOPT FAS 115 PROSPECTIVELY IN 1995, BUT DOES NOT EXPECT SUCH ADOPTION WILL HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.
26                               OAKWOOD HOMES

NOTE 3 -- ACQUISITION OF GOLDEN WEST
  ON SEPTEMBER 30, 1994 OAKWOOD COMPLETED ITS BUSINESS COMBINATION WITH GOLDEN WEST. OAKWOOD ISSUED 612,857 SHARES OF ITS COMMON STOCK IN EXCHANGE FOR ALL THE OUTSTANDING COMMON AND CONVERTIBLE PREFERRED STOCK OF GOLDEN WEST, AND SUBSTITUTED OPTIONS TO ACQUIRE 87,116 SHARES OF OAKWOOD COMMON STOCK FOR PREVIOUSLY GRANTED OPTIONS TO ACQUIRE GOLDEN WEST COMMON STOCK (AN EXCHANGE RATIO OF APPROXIMATELY .23 OF AN OAKWOOD COMMON SHARE FOR EACH OUTSTANDING GOLDEN WEST COMMON SHARE AND EACH RIGHT TO ACQUIRE A GOLDEN WEST COMMON SHARE). THE BUSINESS COMBINATION HAS BEEN ACCOUNTED FOR AS A POOLING OF INTERESTS, AND ACCORDINGLY THE ACCOMPANYING FINANCIAL STATEMENTS REFLECT THE COMBINED RESULTS OF OPERATIONS AND FINANCIAL POSITION OF OAKWOOD AND GOLDEN WEST FOR ALL PERIODS PRESENTED, AS MORE FULLY DESCRIBED IN NOTE 1.
  SUMMARY RESULTS OF OPERATIONS FOR OAKWOOD AND GOLDEN WEST ARE AS FOLLOWS:

                                                                                           1994           1993           1992
                                                                                                     (IN THOUSANDS)
NET SALES
  OAKWOOD.............................................................................   $ 393,607      $260,877       $184,648
  GOLDEN WEST.........................................................................     112,580        89,564         74,427
                                                                                         $ 506,187      $350,441       $259,075
INCOME BEFORE INCOME TAXES
  OAKWOOD.............................................................................   $  51,068      $ 38,892       $ 21,371
  GOLDEN WEST.........................................................................       2,855         1,139            119
                                                                                         $  53,923      $ 40,031       $ 21,490
NET INCOME
  OAKWOOD.............................................................................   $  32,202      $ 24,502       $ 14,015
  GOLDEN WEST.........................................................................       1,712           653             33
                                                                                         $  33,914      $ 25,155       $ 14,048

  OAKWOOD INCURRED APPROXIMATELY $500,000 OF COSTS AND EXPENSES DIRECTLY RELATED TO COMPLETING THE ACQUISITION. IN ADDITION, GOLDEN WEST INCURRED APPROXIMATELY $800,000 OF COSTS RELATING TO COMPLETION OF THE ACQUISITION AND RELATING TO GOLDEN WEST'S PLANNED INITIAL PUBLIC OFFERING OF COMMON STOCK, WHICH WAS TERMINATED IN CONNECTION WITH THE BUSINESS COMBINATION WITH OAKWOOD. THE AGGREGATE AMOUNT OF THESE COSTS OF APPROXIMATELY $1.3 MILLION ($973,000 NET OF INCOME TAXES, OR $.04 PER SHARE) HAS BEEN CHARGED TO OPERATIONS IN THE FOURTH QUARTER OF 1994 AND IS INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.
                                 OAKWOOD HOMES                            27

NOTE 4 -- RECEIVABLES
  THE COMPONENTS OF RECEIVABLES ARE AS FOLLOWS:

                                                                                                             1994           1993
                                                                                                               (IN THOUSANDS)
WAREHOUSED INSTALLMENT SALE CONTRACTS...................................................................   $137,146       $175,611
INSTALLMENT SALE CONTRACTS PLEDGED AS SECURITY FOR LONG-TERM DEBT OR OWNED BY REMIC TRUSTS ACCOUNTED FOR
  AS COLLATERALIZED BORROWINGS..........................................................................    197,865        244,540
RETAINED INTERESTS IN REMIC SECURITIZATIONS ACCOUNTED FOR AS SALES OF RECEIVABLES.......................     30,938          6,494
TRADE RECEIVABLES.......................................................................................      3,462          6,431
ACCRUED INTEREST........................................................................................      3,975          4,269
OTHER...................................................................................................      7,685          4,666
LESS: RESERVE FOR UNCOLLECTIBLE RECEIVABLES.............................................................    (13,859)        (9,468)
                                                                                                           $367,212       $432,543

  ON NOVEMBER 16, 1994 THE COMPANY SOLD WAREHOUSED INSTALLMENT SALE CONTRACTS HAVING AN AGGREGATE PRINCIPAL BALANCE OF APPROXIMATELY $129.1 MILLION VIA A REMIC SECURITIZATION. INVESTORS PURCHASED 94% OF THE INTERESTS IN THE REMIC TRUST FOR APPROXIMATELY $121.4 MILLION CASH AND THE COMPANY RETAINED A 6% INTEREST IN THE TRUST.
  THE COMPANY'S INSTALLMENT SALE CONTRACTS ARE LOCATED IN MORE THAN FORTY STATES, WITH NORTH CAROLINA, SOUTH CAROLINA, VIRGINIA AND TEXAS ACCOUNTING FOR THE MAJORITY OF THE CONTRACTS. BECAUSE OF THE NATURE OF THE COMPANY'S RETAIL BUSINESS, INSTALLMENT CONTRACT RECEIVABLES ARE NOT CONCENTRATED WITH ANY SINGLE CUSTOMER OR AMONG ANY GROUP OF CUSTOMERS.
  TRADE RECEIVABLES REPRESENT AMOUNTS DUE FROM GOLDEN WEST'S INDEPENDENT DEALERS, WHICH NUMBER APPROXIMATELY 170 AND WHICH ARE LOCATED PRINCIPALLY IN THE PACIFIC NORTHWEST AND CALIFORNIA. GOLDEN WEST'S TWENTY-FIVE LARGEST DEALERS COMPRISE APPROXIMATELY 60% OF GOLDEN WEST'S NET SALES.
  THE ESTIMATED PRINCIPAL RECEIPTS FOR EACH OF THE NEXT FIVE YEARS UNDER INSTALLMENT SALE CONTRACTS PLEDGED AS SECURITY FOR LONG-TERM DEBT OR OWNED BY REMIC TRUSTS ACCOUNTED FOR AS COLLATERALIZED BORROWINGS ARE AS FOLLOWS. THE PRINCIPAL PAYMENTS HAVE BEEN ESTIMATED BASED UPON THE SCHEDULED PAYMENTS UNDER THE CONTRACTS AS WELL AS ANTICIPATED PREPAYMENTS.

FISCAL YEAR        AMOUNT
               (IN THOUSANDS)
  1995            $ 27,974
  1996              26,028
  1997              24,273
  1998              22,695
  1999              21,280

NOTE 5 -- INVENTORIES
  THE COMPONENTS OF INVENTORIES ARE AS FOLLOWS:

                                                                                                               1994         1993
                                                                                                                (IN THOUSANDS)
MANUFACTURED HOMES........................................................................................   $ 84,114      $53,666
WORK-IN-PROGRESS, MATERIALS AND SUPPLIES..................................................................     10,757        7,031
LAND/HOMES UNDER DEVELOPMENT..............................................................................      1,534          697
                                                                                                             $ 96,405      $61,394

28                               OAKWOOD HOMES

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT
  THE COMPONENTS OF PROPERTY, PLANT AND EQUIPMENT ARE AS FOLLOWS:

                                                                                                             1994           1993
                                                                                                               (IN THOUSANDS)
LAND AND LAND IMPROVEMENTS..............................................................................   $ 13,812       $ 11,874
BUILDINGS AND FIELD SALES OFFICES.......................................................................     31,915         19,957
FURNITURE, FIXTURES AND EQUIPMENT.......................................................................     26,570         20,497
LEASEHOLD IMPROVEMENTS..................................................................................      4,252          2,485
                                                                                                             76,549         54,813
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION.........................................................    (22,418)       (18,858)
                                                                                                           $ 54,131       $ 35,955

  DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT WAS APPROXIMATELY $4,249,000, $3,514,000 AND $3,372,000 IN 1994, 1993 AND 1992,
RESPECTIVELY.
NOTE 7 -- FINANCIAL SERVICES BUSINESSES
  THE COMPANY'S FINANCIAL SERVICES BUSINESSES INCLUDE OAKWOOD ACCEPTANCE CORPORATION ("OAC"), WHICH PURCHASES A SUBSTANTIAL PORTION OF THE INSTALLMENT SALE CONTRACTS ORIGINATED BY THE COMPANY'S RETAIL OPERATIONS AND FROM TIME TO TIME PURCHASES SEASONED PORTFOLIOS OF INSTALLMENT SALE CONTRACTS FROM THIRD PARTIES. OAC SERVICES ALL THE INSTALLMENT SALES CONTRACTS IT ACQUIRES AND, TO A LESSER EXTENT, SERVICES INSTALLMENT SALE CONTRACTS OWNED BY THIRD PARTIES WITH RESPECT TO WHICH THE OWNER HAS FULL OR PARTIAL RECOURSE TO THE COMPANY FOR CREDIT LOSSES. OAC RETAINS SERVICING ON SUBSTANTIALLY ALL INSTALLMENT SALE CONTRACTS SOLD TO THIRD PARTIES OR USED TO COLLATERALIZE COMPANY DEBT. OAKWOOD FUNDING CORPORATION ("OAKWOOD FUNDING") IS A SPECIAL-PURPOSE SUBSIDIARY OF OAC WHICH HAS ISSUED NONRECOURSE NOTES SECURED BY SPECIFIC POOLS OF INSTALLMENT SALE CONTRACTS. OAC ALSO ISSUES NOTES IN ITS OWN NAME SECURED BY INSTALLMENT SALE CONTRACTS. OAKWOOD FINANCIAL CORPORATION ("OAKWOOD FINANCIAL") IS A SUBSIDIARY OF OAKWOOD HOMES CORPORATION WHICH HOLDS THE COMPANY'S RETAINED INTERESTS IN REMIC TRUSTS FORMED TO SECURITIZE INSTALLMENT SALE CONTRACTS. OAKWOOD LIFE LTD. ("OLL") REINSURES RISK ON CREDIT LIFE INSURANCE POLICIES WRITTEN BY AN UNRELATED INSURANCE COMPANY IN CONNECTION WITH SALES OF COMPANY PRODUCTS.
  CONDENSED FINANCIAL INFORMATION FOR THE COMPANY'S FINANCIAL SERVICES BUSINESSES IS SET FORTH BELOW. THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF THE COMPANY'S FINANCIAL SERVICES BUSINESSES REFLECT THE PROVISION FOR LOSSES ON CREDIT SALES AND THE RESERVE FOR LOSSES ON CREDIT SALES FOR ALL PERIODS PRESENTED. SUCH PROVISION AND A MAJORITY OF SUCH RESERVE WERE NOT PRESENTED AS COMPONENTS OF THE COMPANY'S FINANCIAL SERVICES BUSINESSES IN AMOUNTS PREVIOUSLY REPORTED FOR 1993 AND 1992.

                                 STATEMENT OF INCOME                                       1994           1993           1992
                                                                                                     (IN THOUSANDS)
REVENUES..............................................................................   $  60,330      $ 50,051       $ 39,110
EXPENSES
  PROVISION FOR LOSSES ON CREDIT SALES................................................       9,044         6,945          5,049
  INTEREST EXPENSE....................................................................      32,066        30,541         26,087
  OTHER...............................................................................       8,127         6,748          4,712
                                                                                            49,237        44,234         35,848
INCOME BEFORE INTERCOMPANY INTEREST ELIMINATION AND INCOME TAXES......................      11,093         5,817          3,262
ADD: INTERCOMPANY INTEREST EXPENSE....................................................       8,806         5,487          5,163
INCOME BEFORE INCOME TAXES............................................................   $  19,899      $ 11,304       $  8,425

                                 OAKWOOD HOMES                            29

                                    BALANCE SHEET                                          1994           1993
                                                                                             (IN THOUSANDS)
INSTALLMENT SALE CONTRACTS............................................................   $ 321,409      $409,800
OTHER ASSETS..........................................................................      54,098        27,817
     TOTAL ASSETS.....................................................................   $ 375,507      $437,617
SHORT-TERM BORROWINGS.................................................................   $  15,000      $ 18,800
NOTES AND BONDS PAYABLE...............................................................     155,709       211,027
UNEARNED INSURANCE PREMIUMS...........................................................       2,107         1,118
DUE TO AFFILIATES.....................................................................     155,530       181,122
RESERVE FOR CONTINGENT LIABILITIES....................................................       3,827         3,009
OTHER LIABILITIES.....................................................................       1,330         5,621
PARENT COMPANY'S INVESTMENT...........................................................      42,004        16,920
     TOTAL LIABILITIES AND PARENT COMPANY'S INVESTMENT................................   $ 375,507      $437,617

  CONDENSED FINANCIAL INFORMATION FOR OAKWOOD HOMES CORPORATION WITH ITS FINANCIAL SERVICES BUSINESSES ACCOUNTED FOR USING THE EQUITY METHOD IS AS
FOLLOWS:

                                 STATEMENT OF INCOME                                       1994           1993           1992
                                                                                                     (IN THOUSANDS)
REVENUES
  NET SALES...........................................................................   $506,187       $350,441       $259,075
  EQUITY IN INCOME OF FINANCIAL SERVICES BUSINESSES...................................     19,899         11,304          8,425
  OTHER INCOME........................................................................     12,815         11,669          8,125
     TOTAL REVENUES...................................................................    538,901        373,414        275,625
COSTS AND EXPENSES
  COST OF SALES.......................................................................    364,416        253,465        189,665
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES........................................    119,528         78,432         59,551
  INTEREST EXPENSE....................................................................      1,034          1,486          4,919
     TOTAL COSTS AND EXPENSES.........................................................    484,978        333,383        254,135
INCOME BEFORE INCOME TAXES............................................................     53,923         40,031         21,490
PROVISION FOR INCOME TAXES............................................................     20,009         14,876          7,442
NET INCOME............................................................................   $ 33,914       $ 25,155       $ 14,048

                                    BALANCE SHEET                                          1994           1993
                                                                                             (IN THOUSANDS)
CURRENT ASSETS
  CASH AND CASH EQUIVALENTS...........................................................   $  9,833       $ 16,321
  RECEIVABLES.........................................................................      9,602         10,277
  INVENTORIES.........................................................................     96,405         61,394
  PREPAID EXPENSES....................................................................      2,333          2,399
       TOTAL CURRENT ASSETS...........................................................    118,173         90,391
MANUFACTURED HOUSING COMMUNITIES......................................................      8,766          4,088
PROPERTY, PLANT AND EQUIPMENT.........................................................     53,091         35,210
INVESTMENT IN AND ADVANCES TO FINANCIAL SERVICES BUSINESSES...........................    197,534        198,042
OTHER ASSETS..........................................................................     19,270         17,267
                                                                                         $396,834       $344,998
CURRENT LIABILITIES
  SHORT-TERM BORROWINGS...............................................................   $ 10,000       $  9,500
  CURRENT MATURITIES OF LONG-TERM DEBT................................................        814            833
  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES............................................     57,340         45,006
       TOTAL CURRENT LIABILITIES......................................................     68,154         55,339
NOTES AND BONDS PAYABLE...............................................................     50,909         51,055
OTHER LONG-TERM OBLIGATIONS...........................................................      6,860          2,381
SHAREHOLDERS' EQUITY..................................................................    270,911        236,223
                                                                                         $396,834       $344,998

30                               OAKWOOD HOMES

NOTE 8 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
  THE COMPONENTS OF ACCOUNTS PAYABLE AND ACCRUED LIABILITIES ARE AS FOLLOWS:

                                                                                                               1994          1993
                                                                                                                 (IN THOUSANDS)
ACCOUNTS PAYABLE..........................................................................................   $30,476..     $ 25,021
ACCRUED COMPENSATION......................................................................................     12,667        10,470
ACCRUED DEALER VOLUME BONUS...............................................................................      2,991         2,978
INCOME TAXES PAYABLE......................................................................................      2,608         4,687
OTHER ACCRUED LIABILITIES.................................................................................     10,309         7,471
                                                                                                             $ 59,051      $ 50,627

NOTE 9 -- RESERVE FOR LOSSES ON CREDIT SALES
  AS DISCUSSED IN NOTE 2, THE COMPANY SELLS MANUFACTURED HOMES UNDER INSTALLMENT SALE CONTRACTS, AND SUCH CONTRACTS ARE FINANCED BY SELLING THE CONTRACTS TO THIRD PARTIES (GENERALLY ON A NONRECOURSE OR LIMITED RECOURSE BASIS), ISSUING DEBT SECURED BY INSTALLMENT SALE CONTRACTS OR SECURITIZING THE INSTALLMENT SALE CONTRACTS USING GNMA COLLATERALIZED MORTGAGE OBLIGATIONS (FOR FHA CONTRACTS) OR REMIC TRUSTS.
  FOR SALES OF CONTRACTS TO THIRD PARTIES, THE COMPANY RETAINS CREDIT RISK TO THE EXTENT NEGOTIATED WITH THE PURCHASER OF THE CONTRACTS. SUBSTANTIALLY ALL THE CONTRACTS INCLUDED IN THE COMPANY'S GNMA SECURITIZATIONS ARE COVERED BY FHA INSURANCE WHICH LIMITS THE COMPANY'S RISK TO 10% OF ANY CREDIT LOSSES INCURRED ON SUCH CONTRACTS. THE COMPANY ALSO RETAINS CREDIT RISK ON REMIC SECURITIZATIONS BECAUSE THE RELATED TRUST AGREEMENTS PROVIDE THAT ALL LOSSES INCURRED ON REMIC CONTRACTS ARE CHARGED TO REMIC INTERESTS RETAINED BY THE COMPANY UNTIL SUCH RETAINED INTERESTS ARE EXHAUSTED BEFORE ANY LOSSES ARE CHARGED TO REMIC INTERESTS SOLD TO THIRD PARTY INVESTORS. HOWEVER, THE COMPANY'S RISK ASSOCIATED WITH NONRECOURSE DEBT SECURED BY INSTALLMENT SALE CONTRACTS AND WITH RETAINED REMIC INTERESTS IS LIMITED TO THE COMPANY'S INVESTMENT IN THE UNDERLYING COLLATERAL OR THE RETAINED REMIC INTERESTS. THE COMPANY RETAINS ALL OF THE CREDIT RISK ASSOCIATED WITH INSTALLMENT SALE CONTRACTS USED TO SECURE DEBT ISSUED BY THE COMPANY AND WITH RESPECT TO WHICH CREDITORS HAVE RECOURSE TO THE GENERAL CREDIT OF THE COMPANY IN ADDITION TO THE COLLATERAL FOR THE INDEBTEDNESS. THE COMPANY HAS RETAINED SERVICING ON ALL CONTRACTS IT HAS ORIGINATED SINCE 1989 WITH RESPECT TO WHICH THE COMPANY HAS RETAINED ANY CREDIT RISK. THIRD PARTIES SERVICE CERTAIN CONTRACTS SOLD TO UNRELATED PARTIES ON A FULL OR LIMITED RECOURSE BASIS.
  THE FOLLOWING TABLE SETS FORTH THE TRANSACTIONS REFLECTED IN THE RESERVE FOR LOSSES ON CREDIT SALES ASSOCIATED WITH THE COMPANY'S RETAINED RISK ON INSTALLMENT SALE CONTRACTS:

                                                                                                  1994         1993         1992
                                                                                                          (IN THOUSANDS)
BALANCE AT BEGINNING OF YEAR..................................................................   $12,477      $ 7,360      $ 6,550
PROVISION FOR LOSSES..........................................................................     9,044        6,945        5,049
RESERVE RECORDED RELATED TO ACQUIRED PORTFOLIOS...............................................     1,000        1,500           --
LOSSES CHARGED TO THE RESERVE.................................................................    (4,835)      (3,328)      (4,239)
BALANCE AT END OF YEAR........................................................................   $17,686      $12,477      $ 7,360

  THE RESERVES FOR LOSSES ON CREDIT SALES ARE REFLECTED IN THE CONSOLIDATED BALANCE SHEET AS FOLLOWS:

                                                                                                  1994         1993
                                                                                                    (IN THOUSANDS)
RESERVE FOR UNCOLLECTIBLE RECEIVABLES.........................................................   $13,859      $ 9,468
RESERVE FOR CONTINGENT LIABILITIES............................................................     3,827        3,009
                                                                                                 $17,686      $12,477

                                 OAKWOOD HOMES                            31

  THE COMPANY'S CONTINGENT LIABILITY AS GUARANTOR OF INSTALLMENT SALE CONTRACTS SOLD TO THIRD PARTIES ON A RECOURSE BASIS WAS APPROXIMATELY $107 MILLION AS OF SEPTEMBER 30, 1994. SUCH AMOUNT EXCLUDES REMIC SECURITIZATIONS ACCOUNTED FOR AS SALES OF RECEIVABLES, FOR WHICH THE COMPANY'S CREDIT EXPOSURE IS LIMITED TO ITS RETAINED INTERESTS IN THE REMIC TRUSTS (SEE NOTE 4).
  GOLDEN WEST IS CONTINGENTLY LIABLE UNDER TERMS OF REPURCHASE AGREEMENTS WITH FINANCIAL INSTITUTIONS PROVIDING INVENTORY FINANCING FOR RETAILERS OF GOLDEN WEST'S PRODUCTS. THESE ARRANGEMENTS, WHICH ARE CUSTOMARY IN THE INDUSTRY, PROVIDE FOR
THE REPURCHASE OF PRODUCTS SOLD TO RETAILERS IN THE EVENT OF DEFAULT ON PAYMENTS BY THE RETAILER. ALTHOUGH GOLDEN WEST IS CONTINGENTLY LIABLE UNDER THESE AGREEMENTS, THE RISK OF LOSS IS SPREAD OVER NUMEROUS RETAILERS AND FINANCING INSTITUTIONS AND IS FURTHER REDUCED BY THE RESALE VALUE OF REPURCHASED HOMES. GOLDEN WEST ESTIMATES THAT ITS POTENTIAL OBLIGATIONS UNDER REPURCHASE AGREEMENTS APPROXIMATED $24 MILLION AT SEPTEMBER 30, 1994. LOSSES UNDER THESE AGREEMENTS HAVE NOT BEEN SIGNIFICANT.
NOTE 10 -- SHORT-TERM CREDIT FACILITIES
  THE COMPANY HAS A $110 MILLION LINE OF CREDIT FACILITY WITH A GROUP OF COMMERCIAL BANKS SECURED BY WAREHOUSED INSTALLMENT SALE CONTRACTS, WITH INTEREST PAYABLE AT EITHER LIBOR PLUS 1.625% OR PRIME. THE COMPANY HAS A $50 MILLION LINE OF CREDIT WITH A COMMERCIAL BANK SECURED BY MANUFACTURED HOUSING INVENTORY WITH INTEREST PAYABLE AT EITHER LIBOR PLUS 1.75% OR PRIME. IN ADDITION, THE COMPANY HAS A $5 MILLION UNSECURED LINE OF CREDIT WITH A COMMERCIAL BANK BEARING INTEREST AT PRIME.
NOTE 11 -- NOTES AND BONDS PAYABLE
  THE COMPONENTS OF NOTES AND BONDS PAYABLE ARE AS FOLLOWS:

                                                                                                                 1994        1993
                                                                                                                  (IN THOUSANDS)
9% RESET DEBENTURES DUE 2007................................................................................   $  23,000   $  23,000
9.125% RESET DEBENTURES DUE 2007............................................................................      17,000      17,000
INDUSTRIAL REVENUE BONDS DUE IN INSTALLMENTS THROUGH 2011, WITH INTEREST AT A VARIABLE RATE (4.2% AND 3.6%
  AT SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993, RESPECTIVELY)...............................................       5,100       5,100
INDUSTRIAL REVENUE BOND DUE IN INSTALLMENTS THROUGH 2001, WITH INTEREST PAYABLE AT 73% OF THE LENDER'S PRIME
  RATE......................................................................................................       2,450       2,525
MORTGAGE NOTES AT INTEREST RATES RANGING FROM 8% TO 9%, PAYABLE IN VARYING INSTALLMENTS THROUGH 2006........       3,195       2,335
NOTE PAYABLE IN INSTALLMENTS THROUGH NOVEMBER 1998, PLUS INTEREST AT PRIME PLUS .75%........................         977       1,150
ESOP NOTE PAYABLE IN QUARTERLY INSTALLMENTS PLUS INTEREST AT 9.2%, PREPAID IN 1994..........................          --         779
NOTES COLLATERALIZED BY INSTALLMENT CONTRACTS
  NONRECOURSE NOTES ISSUED BY OAKWOOD FUNDING CORPORATION, PAYABLE IN MONTHLY INSTALLMENTS THROUGH JUNE
     2001, WITH INTEREST PAYABLE AT AN AVERAGE RATE OF 8.99%
     (9.09% AT SEPTEMBER 30, 1993)..........................................................................      54,784      74,999
  FIXED RATE NOTES PAYABLE IN QUARTERLY INSTALLMENTS THROUGH OCTOBER 1998, WITH INTEREST PAYABLE AT AN
     AVERAGE RATE OF 10.1% (8.77% AT SEPTEMBER 30, 1993)....................................................      11,101      29,415
  NONRECOURSE REMIC TRUST 1992-1 CERTIFICATES PAYABLE IN MONTHLY INSTALLMENTS THROUGH JANUARY 2001 WITH
     INTEREST AT 8.86%......................................................................................      15,676      18,788
  NONRECOURSE REMIC TRUST 1990 SUBORDINATED CERTIFICATES PAYABLE IN INSTALLMENTS BEGINNING IN APRIL 1995,
     WITH INTEREST PAYABLE AT 10.1%.........................................................................      15,123      15,123
  VARIABLE RATE TERM LOANS PAYABLE IN EQUAL MONTHLY INSTALLMENTS THROUGH JUNE 2000, WITH INTEREST PAYABLE AT
     PRIME OR LIBOR PLUS 2% TO PRIME PLUS .5%...............................................................      25,963      32,693
  NONRECOURSE REMIC TRUST 1991-1 CERTIFICATES PAYABLE IN MONTHLY INSTALLMENTS THROUGH NOVEMBER 1999 WITH
     INTEREST AT AN AVERAGE RATE OF 9.5%....................................................................      10,313      13,472
  NONRECOURSE SUBORDINATED NOTE WITH INTEREST PAYABLE MONTHLY AT 10.5%, AMORTIZING IN 1998 THROUGH 2003.....      12,954      12,954
  NONRECOURSE SUBORDINATED NOTE PAYABLE WITH INTEREST PAYABLE MONTHLY AT 12.58%, AMORTIZING IN 1997 THROUGH
     2001...................................................................................................       8,350       8,350
  NONRECOURSE REMIC TRUST 1988-1 CERTIFICATES PAYABLE IN MONTHLY INSTALLMENTS THROUGH MARCH 1995 WITH
     INTEREST PAYABLE AT 10.1%..............................................................................       1,446       5,232
                                                                                                               $ 207,432   $ 262,915

32                               OAKWOOD HOMES

  THE INTEREST RATES ON THE RESET DEBENTURES WILL RESET ON JUNE 1, 1997 AND JUNE 1, 2002 TO A RATE TO BE DETERMINED BY THE COMPANY IN ITS SOLE DISCRETION. THE RESET DEBENTURES ARE REDEEMABLE AT PAR AT THE OPTION OF THE HOLDERS THEREOF UPON THE OCCURRENCE OF CERTAIN EVENTS, THE MOST SIGNIFICANT OF WHICH, GENERALLY, INVOLVE A SUBSTANTIAL RECAPITALIZATION OF THE COMPANY, MERGER OR CONSOLIDATION OF THE COMPANY, OR ACQUISITION OF MORE THAN 30% OF THE BENEFICIAL OWNERSHIP IN THE COMPANY BY ANY PERSON. IN ADDITION, THE HOLDERS OF THE RESET DEBENTURES MAY CALL FOR THEIR REDEMPTION AS OF EITHER INTEREST RESET DATE. THE RESET DEBENTURES ARE CALLABLE AT THE OPTION OF THE COMPANY AT 102% OF PAR BEGINNING JUNE 1, 1994, 101% OF PAR BEGINNING JUNE 1, 1995 AND AT PAR BEGINNING JUNE 1, 1996.
  THE PAYMENT OF NOTES COLLATERALIZED BY INSTALLMENT CONTRACTS RECEIVABLE AND REMIC CERTIFICATES GENERALLY IS BASED ON THE SCHEDULED MONTHLY PAYMENT AND ACTUAL PREPAYMENTS OF PRINCIPAL ON THE INSTALLMENT CONTRACTS COLLATERALIZING THE NOTES OR HELD BY THE REMIC TRUSTS. UNDER THE PROVISIONS OF CERTAIN NOTE AGREEMENTS AND THE TRUST INDENTURES OF EACH REMIC TRUST, THE NOTES AND REMIC CERTIFICATES ARE SECURED SOLELY BY THE UNDERLYING COLLATERAL, WHICH CONSISTS PRINCIPALLY OF INSTALLMENT SALE CONTRACTS COLLATERALIZING THE DEBT OR HELD BY THE REMIC TRUSTS. SUCH COLLATERAL HAD AN AGGREGATE CARRYING VALUE OF APPROXIMATELY $201 MILLION AT SEPTEMBER 30, 1994.
  THE COMPANY CALLED FOR REDEMPTION ITS 6.5% AND 7.5% CONVERTIBLE DEBENTURES IN NOVEMBER AND DECEMBER 1992, RESPECTIVELY. OF THE OUTSTANDING PRINCIPAL BALANCE AT THE REDEMPTION DATE, APPROXIMATELY $44.9 MILLION WAS CONVERTED INTO 3,827,410 COMMON SHARES AND $.4 MILLION WAS REDEEMED FOR CASH. PRIMARY EARNINGS PER SHARE, COMPUTED ASSUMING THE CONVERTIBLE DEBENTURES HAD BEEN CONVERTED INTO COMMON STOCK AS OF THE BEGINNING OF 1993, WOULD HAVE BEEN $1.20 PER SHARE.
  IN CONNECTION WITH THE ISSUANCE OF CERTAIN INDEBTEDNESS, THE COMPANY INCURRED CERTAIN COSTS WHICH ARE BEING AMORTIZED OVER THE LIFE OF THE RELATED OBLIGATIONS USING THE EFFECTIVE YIELD METHOD. THE UNAMORTIZED PORTION OF THESE COSTS, WHICH IS INCLUDED IN OTHER ASSETS, WAS APPROXIMATELY $4,014,000 AND $5,322,000 AT SEPTEMBER 30, 1994 AND 1993, RESPECTIVELY.
  INTEREST PAID BY THE COMPANY WAS APPROXIMATELY $23,777,000 IN 1994, $26,298,000 IN 1993 AND $24,528,000 IN 1992.
  LAND, LAND IMPROVEMENTS, BUILDINGS AND EQUIPMENT WITH A NET BOOK VALUE OF APPROXIMATELY $13 MILLION ARE PLEDGED AS COLLATERAL AGAINST THE PAYMENT OF THE MORTGAGE NOTES AND INDUSTRIAL REVENUE BONDS. THE $5,100,000 INDUSTRIAL REVENUE BONDS ARE ALSO SECURED BY A LETTER OF CREDIT PROVIDED BY A MAJOR BANK THROUGH 1996.
  PRINCIPAL PAYMENTS UNDER LONG-TERM DEBT FOR EACH OF THE NEXT FIVE YEARS ARE SET FORTH IN THE FOLLOWING TABLE. PRINCIPAL PAYMENTS ON THE NOTES COLLATERALIZED BY INSTALLMENT SALE CONTRACTS AND ON REMIC CERTIFICATES HAVE BEEN ESTIMATED BASED UPON SCHEDULED PRINCIPAL PAYMENTS AND ANTICIPATED PREPAYMENTS TO BE RECEIVED ON THE UNDERLYING INSTALLMENT SALE CONTRACTS.

FISCAL YEAR                  AMOUNT
                         (IN THOUSANDS)
  1995                       $34,374
  1996                        31,653
  1997                        27,193
  1998                        21,332
  1999                        16,657

  VARIOUS OF THE COMPANY'S DEBT AGREEMENTS AND INSTALLMENT SALE CONTRACT SERVICING AGREEMENTS CONTAIN COVENANTS WHICH, AMONG OTHER THINGS, REQUIRE THE COMPANY AND/OR OAC TO MAINTAIN CERTAIN MINIMUM FINANCIAL RATIOS. THE COMPANY AND OAC WERE IN COMPLIANCE WITH ALL SUCH COVENANTS AT SEPTEMBER 30, 1994.
                                 OAKWOOD HOMES                            33

NOTE 12 -- OTHER INCOME
  THE COMPONENTS OF OTHER INCOME ARE AS FOLLOWS:

                                                                                                   1994         1993         1992
                                                                                                           (IN THOUSANDS)
INSURANCE COMMISSIONS..........................................................................   $ 7,012      $ 4,618      $2,874
ENDORSEMENT FEES...............................................................................     1,172        1,482       1,782
INVESTMENT INCOME..............................................................................     1,044          980         811
GAIN ON SALE OF MANUFACTURED HOUSING COMMUNITIES...............................................        --        1,636          --
OTHER..........................................................................................     3,344        2,762       2,536
                                                                                                  $12,572      $11,478      $8,003

  IN THE FOURTH QUARTER OF 1993 THE COMPANY SOLD THREE MANUFACTURED HOUSING COMMUNITIES IN WHICH IT HELD AN INTEREST AND REALIZED A NET GAIN AFTER INCOME TAXES OF APPROXIMATELY $1 MILLION ($.05 PER SHARE).
NOTE 13 -- INCOME TAXES
  THE COMPONENTS OF THE PROVISION FOR INCOME TAXES ARE AS FOLLOWS:

                                                                                                   1994         1993         1992
                                                                                                           (IN THOUSANDS)
CURRENT
  FEDERAL......................................................................................   $23,404      $17,410      $7,697
  STATE........................................................................................     2,018        1,480         394
                                                                                                   25,422       18,890       8,091
DEFERRED
  FEDERAL......................................................................................    (5,078)      (3,517)       (616)
  STATE........................................................................................      (335)        (497)        (33)
                                                                                                   (5,413)      (4,014)       (649)
                                                                                                  $20,009      $14,876      $7,442

  A RECONCILIATION OF THE STATUTORY FEDERAL INCOME TAX RATE TO THE COMPANY'S EFFECTIVE INCOME TAX RATE FOLLOWS:

                                                                                                   1994         1993         1992
STATUTORY FEDERAL INCOME TAX RATE..............................................................        35%          35%         34%
STATE INCOME TAXES, LESS FEDERAL INCOME TAX BENEFIT............................................         2            2           1
                                                                                                       37%          37%         35%

34                               OAKWOOD HOMES

  THE COMPONENTS OF THE DEFERRED INCOME TAX BENEFIT ARE AS FOLLOWS:

                                                                                                      1994         1993      1992
                                                                                                             (IN THOUSANDS)
DIFFERENCE BETWEEN FINANCIAL REPORTING AND INCOME TAX:
  INCOME RECOGNITION ON SALES TREATED AS INSTALLMENT SALES FOR INCOME
     TAX PURPOSES.................................................................................   $  (152)     $  (313)   $(455)
  DEPRECIATION EXPENSE............................................................................       933       (1,295)      24
  PROVISION FOR LOSSES ON CREDIT SALES............................................................    (1,682)      (1,663)    (302)
  ACCRUED LIABILITIES.............................................................................    (1,782)        (595)    (153)
  OTHER...........................................................................................    (2,730)        (148)     237
                                                                                                     $(5,413)     $(4,014)   $(649)

  THE TAX EFFECTS OF TEMPORARY DIFFERENCES AT YEAR END ARE AS FOLLOWS (1993 BALANCES ARE AS OF THE OCTOBER 1, 1993 ADOPTION OF FAS 109 -- SEE NOTE 2):

                                                                                                      1994         1993
                                                                                                        (IN THOUSANDS)
DEFERRED INCOME TAX ASSETS
  RESERVE FOR LOSSES ON CREDIT SALES..............................................................   $ 6,578      $ 4,896
  ACCRUED LIABILITIES.............................................................................     3,341        1,604
  NET OPERATING LOSS CARRYFORWARDS................................................................     2,100        2,431
  INVENTORIES.....................................................................................       413          239
  ALTERNATIVE MINIMUM TAX CREDIT CARRYFORWARD.....................................................       341          226
  OTHER...........................................................................................       622           55
  GROSS DEFERRED INCOME TAX ASSETS................................................................    13,395        9,451
DEFERRED INCOME TAX LIABILITIES
  DEPRECIATION....................................................................................     2,001        1,056
  INSTALLMENT SALES...............................................................................       475          627
  DISCOUNTS ON ACQUIRED PORTFOLIOS................................................................       426          600
  FINANCING COSTS.................................................................................       414          831
  OTHER...........................................................................................       576        1,417
  GROSS DEFERRED INCOME TAX LIABILITIES...........................................................     3,892        4,531
     VALUATION ALLOWANCE FOR DEFERRED INCOME TAX ASSETS...........................................    (2,100)      (2,431)
  NET DEFERRED INCOME TAX ASSET...................................................................   $ 7,403      $ 2,489

  NET OPERATING LOSS CARRYFORWARDS RELATE TO PRE-ACQUISITION PERIODS OF GOLDEN WEST. DURING 1994 THE COMPANY REALIZED AN INCOME TAX BENEFIT OF APPROXIMATELY $697,000 FROM THE UTILIZATION OF SUCH CARRYFORWARDS, WHICH HAS BEEN ACCOUNTED FOR AS A REDUCTION IN THE EXCESS OF COST OVER THE FAIR VALUE OF NET ASSETS ACQUIRED. AT SEPTEMBER 30, 1994 THE REMAINING NET OPERATING LOSS CARRYFORWARD IS APPROXIMATELY $6,200,000 FOR FEDERAL INCOME TAX PURPOSES. UTILIZATION OF SUCH CARRYFORWARD IS DEPENDENT UPON THE REALIZATION OF TAXABLE INCOME BY GOLDEN WEST AND SUCH UTILIZATION IS LIMITED TO A MAXIMUM OF APPROXIMATELY $775,000 ANNUALLY THROUGH 2002.
  INCOME TAX PAYMENTS WERE APPROXIMATELY $24,844,000, $13,818,000 AND $8,139,000 IN 1994, 1993 AND 1992, RESPECTIVELY.
                                 OAKWOOD HOMES                            35

NOTE 14 -- SHAREHOLDERS' EQUITY
  IN JANUARY 1993 THE COMPANY SOLD 2,875,000 SHARES OF ITS COMMON STOCK IN A PUBLIC OFFERING, THE NET PROCEEDS OF WHICH WERE APPROXIMATELY $53.6 MILLION.
  THE COMPANY HAS ADOPTED A SHAREHOLDER PROTECTION RIGHTS PLAN (THE "PLAN") TO PROTECT SHAREHOLDERS AGAINST UNSOLICITED ATTEMPTS TO ACQUIRE CONTROL OF THE COMPANY THAT DO NOT OFFER WHAT THE COMPANY BELIEVES TO BE AN ADEQUATE PRICE TO ALL SHAREHOLDERS. UNDER THE PLAN EACH OUTSTANDING SHARE OF THE COMPANY'S COMMON STOCK HAS ASSOCIATED WITH IT A RIGHT TO PURCHASE (THE "RIGHTS"), UPON THE OCCURRENCE OF CERTAIN EVENTS, ONE TWO-HUNDREDTH OF A SHARE OF JUNIOR PARTICIPATING CLASS A PREFERRED STOCK ("PREFERRED STOCK") AT AN EXERCISE PRICE OF $40. THE RIGHTS WILL BECOME EXERCISABLE ONLY IF A PERSON OR GROUP, WITHOUT THE COMPANY'S CONSENT, COMMENCES A TENDER OR EXCHANGE OFFER FOR, OR ACQUIRES 20% OR MORE OF THE VOTING POWER OF, THE COMPANY.
  IN THE EVENT THAT A PERSON OR GROUP ACQUIRES 20% OR MORE OF THE COMPANY'S VOTING POWER WITHOUT THE COMPANY'S CONSENT (THE "ACQUIRING PERSON"), EACH HOLDER OF A RIGHT, OTHER THAN THE ACQUIRING PERSON, WILL BE ENTITLED TO ACQUIRE, UPON PAYMENT
OF THE EXERCISE PRICE, THAT NUMBER OF SHARES OF THE COMPANY'S COMMON STOCK HAVING A MARKET VALUE OF TWICE THE EXERCISE PRICE. SIMILARLY, IF, WITHOUT THE COMPANY'S CONSENT, THE COMPANY IS ACQUIRED IN A MERGER OR OTHER BUSINESS COMBINATION TRANSACTION, EACH HOLDER OF A RIGHT WILL BE ENTITLED TO ACQUIRE VOTING SHARES OF THE ACQUIRING COMPANY HAVING A VALUE OF TWICE THE EXERCISE PRICE. THE RIGHTS MAY BE REDEEMED AT A PRICE OF $.01 PER RIGHT BY THE COMPANY AT ANY TIME PRIOR TO ANY PERSON OR GROUP ACQUIRING 20% OR MORE OF THE COMPANY'S VOTING POWER OR CERTAIN OTHER TRIGGERING EVENTS AND WILL EXPIRE ON AUGUST 22, 2001.
  THE COMPANY'S AUTHORIZED CAPITAL STOCK INCLUDES 500,000 SHARES OF $100 PAR VALUE PREFERRED STOCK. THE PREFERRED STOCK MAY BE ISSUED IN ONE OR MORE SERIES WITH SUCH TERMS, PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS AS THE BOARD OF DIRECTORS SHALL DETERMINE. NO OAKWOOD PREFERRED STOCK HAS BEEN ISSUED.
  IN NOVEMBER 1993 GOLDEN WEST REDEEMED FOR $1,150,000 CASH ITS PREVIOUSLY OUTSTANDING SERIES B PREFERRED STOCK. THE EXCESS OF THE STATED VALUE OF THE SERIES B PREFERRED STOCK OVER THE REDEMPTION PRICE HAS BEEN REFLECTED AS ADDITIONAL PAID-IN CAPITAL IN THE ACCOMPANYING FINANCIAL STATEMENTS.
36                               OAKWOOD HOMES

NOTE 15 -- EMPLOYEE BENEFIT PLANS
  OAKWOOD MAINTAINS A COMBINATION NONCONTRIBUTORY PROFIT-SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") AND A 401(K) PLAN IN WHICH SUBSTANTIALLY ALL OAKWOOD EMPLOYEES WHO HAVE MET CERTAIN AGE AND SERVICE REQUIREMENTS MAY PARTICIPATE. CONTRIBUTIONS TO THE PROFIT-SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN ARE DETERMINED AT THE DISCRETION OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS. EMPLOYEE CONTRIBUTIONS TO THE 401(K) PLAN ARE LIMITED TO A PERCENTAGE OF THEIR BASE COMPENSATION, AS DEFINED IN THE PLAN, AND ARE MATCHED BY THE COMPANY ON A SLIDING SCALE SUBJECT TO CERTAIN LIMITATIONS.
  IN 1992 OAKWOOD'S EMPLOYEE STOCK OWNERSHIP PLAN BORROWED APPROXIMATELY $1.2 MILLION FROM A FINANCIAL SERVICES FIRM TO PURCHASE 87,450 SHARES OF THE COMPANY'S COMMON STOCK ON THE OPEN MARKET. THE NOTE WAS GUARANTEED BY THE COMPANY AND ACCORDINGLY WAS REFLECTED AS A NOTE PAYABLE AND A REDUCTION OF SHAREHOLDERS' EQUITY IN THE ACCOMPANYING CONSOLIDATED BALANCE SHEET PRIOR TO ITS PREPAYMENT IN 1994. BENEFIT EXPENSE ASSOCIATED WITH CONTRIBUTIONS TO THE ESOP IS DETERMINED USING THE ALLOCATED SHARES METHOD.
  GOLDEN WEST MAINTAINS A 401(K) PLAN SIMILAR TO OAKWOOD'S 401(K) PLAN AS WELL AS AN EMPLOYEE STOCK OWNERSHIP PLAN. GOLDEN WEST SHARES HELD BY THE EMPLOYEE STOCK OWNERSHIP PLAN WERE EXCHANGED FOR OAKWOOD COMMON SHARES IN CONNECTION WITH THE ACQUISITION OF GOLDEN WEST.
  COMPANY CONTRIBUTION EXPENSE FOR THESE PLANS WAS APPROXIMATELY $2,241,000, $1,004,000 AND $708,000 IN 1994, 1993 AND 1992, RESPECTIVELY.
NOTE 16 -- STOCK OPTION AND AWARD PLANS
  THE COMPANY HAS ADOPTED THE 1990 LONG-TERM PERFORMANCE PLAN UNDER WHICH 1,687,500 SHARES OF THE COMPANY'S COMMON STOCK WERE RESERVED FOR ISSUANCE TO KEY EMPLOYEES. AWARDS OR GRANTS UNDER THE PLAN MAY BE MADE IN THE FORM OF INCENTIVE AND NONQUALIFIED STOCK OPTIONS, STOCK APPRECIATION RIGHTS, RESTRICTED STOCK AND RESTRICTED UNIT GRANTS, AND PERFORMANCE EQUITY AND PERFORMANCE UNIT GRANTS.
  THE COMPANY ALSO HAS ADOPTED THE 1990 DIRECTOR STOCK OPTION PLAN UNDER WHICH 112,500 SHARES OF THE COMPANY'S COMMON STOCK WERE RESERVED FOR GRANT TO NON-EMPLOYEE DIRECTORS OF THE COMPANY. THE EXERCISE PRICE OF OPTIONS GRANTED IS THE FAIR MARKET VALUE OF THE COMPANY'S COMMON STOCK ON THE DATE OF GRANT. OPTIONS GRANTED UNDER THE PLAN ARE EXERCISABLE SIX MONTHS FROM THE DATE OF GRANT AND EXPIRE 10 YEARS FROM THE DATE OF GRANT.
  THE COMPANY HAS A 1985 NONQUALIFIED STOCK OPTION PLAN UNDER WHICH 585,937 SHARES OF THE COMPANY'S COMMON STOCK WERE RESERVED FOR ISSUANCE TO KEY EMPLOYEES. THE PLAN AUTHORIZES TWO TYPES OF OPTIONS - BOOK VALUE STOCK OPTIONS AND FAIR MARKET VALUE STOCK OPTIONS. THE EXERCISE PRICE OF BOOK VALUE STOCK OPTIONS IS THE UNDILUTED BOOK VALUE PER COMMON SHARE AS OF THE MOST RECENT QUARTER END PRIOR TO THE DATE OF EXERCISE. FAIR MARKET VALUE STOCK OPTIONS MAY BE GRANTED WITH AN EXERCISE PRICE OF NOT LESS THAN 100% OF THE FAIR MARKET VALUE OF THE COMPANY'S COMMON STOCK ON THE DATE OF GRANT. WHEN EXERCISING A BOOK VALUE STOCK OPTION, AN EMPLOYEE IS ENTITLED TO RECEIVE A LOAN FROM THE COMPANY FOR THE EXERCISE AMOUNT PLUS, AT THE DISCRETION OF THE BOARD OF DIRECTORS, AN AMOUNT EQUAL TO ANY TAXES PAYABLE BY SUCH EMPLOYEES AS A RESULT OF SUCH EXERCISE.
  COMPENSATION EXPENSE UNDER THESE PLANS AMOUNTED TO $619,000, $1,086,000 AND $295,000 IN 1994, 1993 AND 1992, RESPECTIVELY.
                                 OAKWOOD HOMES                            37

  THE FOLLOWING TABLE SUMMARIZES THE CHANGES IN THE NUMBER OF SHARES UNDER OPTION PURSUANT TO THE PLANS DESCRIBED ABOVE AND PURSUANT TO CERTAIN EAR-
LIER PLANS (INCLUDING GOLDEN WEST'S STOCK OPTION PLAN) UNDER WHICH OPTIONS MAY NO LONGER BE GRANTED:

                                                                               NUMBER           PER SHARE
                                                                              OF SHARES       OPTION PRICE
OUTSTANDING AT SEPTEMBER 30, 1991.....................................        1,452,390         $2.38-$8.76
GRANTED...............................................................         765,509           9.38-13.63
EXERCISED.............................................................        (257,379 )          2.38-8.19
OUTSTANDING AT SEPTEMBER 30, 1992.....................................        1,960,520          3.24-13.63
GRANTED...............................................................         109,034           9.38-25.50
EXERCISED.............................................................        (431,526 )         3.47-11.94
TERMINATED............................................................         (61,202 )          8.76-9.38
OUTSTANDING AT SEPTEMBER 30, 1993.....................................        1,576,826          3.24-25.50
GRANTED...............................................................         216,000          23.07-29.44
EXERCISED.............................................................        (144,378 )         3.47-22.19
TERMINATED............................................................         (14,500 )        22.19-23.50
OUTSTANDING AT SEPTEMBER 30, 1994.....................................        1,633,948          3.24-29.44
EXERCISABLE AT SEPTEMBER 30, 1994.....................................         747,621           3.24-25.50
SHARES RESERVED FOR FUTURE GRANT:
     SEPTEMBER 30, 1993...............................................         914,654
     SEPTEMBER 30, 1994...............................................         673,154

NOTE 17 -- FAIR VALUE OF FINANCIAL INSTRUMENTS
  THE COMPANY'S ESTIMATE OF THE FAIR VALUES OF ITS FINANCIAL INSTRUMENTS AS OF SEPTEMBER 30, 1994 AND 1993 ARE SET FORTH IN THE TABLE BELOW, TOGETHER WITH THE INSTRUMENTS' HISTORICAL CARRYING VALUES, IF ANY, AS REFLECTED IN THE CONSOLIDATED BALANCE SHEET.
  THE COMPANY HAS ESTIMATED THE FAIR VALUE OF RECEIVABLES BY DISCOUNTING THE ESTIMATED FUTURE CASH FLOWS RELATING THERETO USING INTEREST RATES WHICH, IN THE CASE OF INSTALLMENT SALE CONTRACTS, APPROXIMATE THE INTEREST RATES CHARGED BY OAC AS OF YEAR END FOR LOANS OF SIMILAR CHARACTER AND DURATION. THE FAIR VALUE OF RETAINED REMIC INTERESTS IS DEPENDENT UPON A PROSPECTIVE INVESTOR'S EXPECTATIONS CONCERNING THE TIMING AND AMOUNT OF PREPAYMENTS AND DEFAULTS ON THE UNDERLYING REMIC ASSETS, THE ANTICIPATED SEVERITY OF LOSSES TO BE INCURRED ON DEFAULTED ASSETS, THE AMOUNT OF ANY CREDIT ENHANCEMENT FOR THE REMIC INTERESTS (WHICH, IN THE COMPANY'S CASE, GENERALLY CONSISTS OF RESERVE FUNDS AND, IN CERTAIN CASES, SUBORDINATION OF THE SERVICING FEE) AND THE INVESTOR'S ASSESSMENT OF THE APPROPRIATE DISCOUNT RATE TO BE APPLIED TO THE CASH FLOWS RELATING TO THE ASSET. IN ESTIMATING THE FAIR VALUE OF RETAINED REMIC INTERESTS UPON THE CREATION OF THE REMIC AND SALE OF A PORTION OF THE INTERESTS TO INVESTORS, THE COMPANY USES ESTIMATES OF THE ABOVE FACTORS WHICH MANAGEMENT BELIEVES TO BE CONSERVATIVE AND WHICH ARE CONSISTENT WITH ESTIMATES USED BY MANAGEMENT IN DEVELOPING ITS BIDS ON SIMILAR ASSETS AND WHOLE LOANS OFFERED FOR SALE TO THE COMPANY. WHILE THE LACK OF UNIFORM VALUATION METHODOLOGIES FOR THESE ASSETS INTRODUCES A GREATER LEVEL OF SUBJECTIVITY IN ESTIMATING THEIR FAIR VALUE THAN IS THE CASE WITH CERTAIN OTHER ASSETS, MANAGEMENT BELIEVES THAT THE FAIR VALUE OF THE COMPANY'S RETAINED REMIC INTERESTS APPROXIMATES THEIR CARRYING VALUE.
38                               OAKWOOD HOMES

  MANAGEMENT ESTIMATED THE FAIR VALUE OF DEBT OBLIGATIONS BY DISCOUNTING THE ESTIMATED FUTURE CASH FLOWS ASSOCIATED WITH THOSE OBLIGATIONS USING INTEREST RATES CURRENTLY OFFERED TO THE COMPANY FOR
BORROWINGS HAVING SIMILAR CHARACTER, COLLATERAL AND DURATION, OR IN THE CASE OF THE COMPANY'S OUTSTANDING RESET DEBENTURES, BY REFERENCE TO QUOTED MARKET PRICES.

                                                                                  1994                       1993
                                                                         ESTIMATED                  ESTIMATED
                                                                           FAIR         CARRYING      FAIR         CARRYING
                                                                           VALUE         AMOUNT       VALUE         AMOUNT
                                                                                           (IN THOUSANDS)
CASH AND CASH EQUIVALENTS.............................................   $ 12,573       $12,573     $ 26,335       $26,335
RECEIVABLES:
  FIXED RATE INSTALLMENT SALE CONTRACTS...............................    327,414       320,398      421,087       403,836
  VARIABLE RATE INSTALLMENT SALE CONTRACTS............................     16,553        14,613       18,632        16,315
  RETAINED INTERESTS IN REMIC SECURITIZATIONS.........................     30,938        30,938        6,494         6,494
  TRADE RECEIVABLES...................................................      3,462         3,462        6,431         6,431
  OTHER RECEIVABLES...................................................     11,660        11,660        8,935         8,935
  LESS: RESERVE FOR UNCOLLECTIBLE RECEIVABLES.........................         --       (13,859 )         --        (9,468 )
SHORT-TERM BORROWINGS.................................................     25,000        25,000       28,300        28,300
NOTES AND BONDS PAYABLE:
  FIXED RATE OBLIGATIONS..............................................    173,072       172,057      234,785       216,302
  VARIABLE RATE OBLIGATIONS...........................................     35,375        35,375       46,613        46,613

                                 OAKWOOD HOMES                            39

NOTE 18 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
  QUARTERLY FINANCIAL INFORMATION FOR FISCAL 1994 AND 1993 APPEARS ON PAGE 13. THE ACCOMPANYING FINANCIAL STATEMENTS FOR 1993 AND 1992 HAVE BEEN RETROACTIVELY RESTATED TO REFLECT THE COMBINED RESULTS OF OPERATIONS AND FINANCIAL POSITION OF OAK-
WOOD AND GOLDEN WEST, AS MORE FULLY DESCRIBED IN NOTE 1. A RECONCILIATION OF CERTAIN INTERIM FINANCIAL INFORMATION FOR 1994 AND 1993, WHICH INCLUDES BOTH OAKWOOD AND GOLDEN WEST, TO AMOUNTS PREVIOUSLY REPORTED BY OAKWOOD FOLLOWS.

                                                                            1ST         2ND         3RD         4TH
                                                                          QUARTER     QUARTER     QUARTER     QUARTER       YEAR
                                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
1994
NET SALES
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $71,030     $86,449     $115,313    $120,815    $393,607
  GOLDEN WEST..........................................................    25,286      25,228      30,283      31,783     112,580
     COMBINED..........................................................   $96,316     $111,677    $145,596    $152,598    $506,187
TOTAL REVENUES
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $87,674     $104,416    $133,586    $139,960    $465,636
  GOLDEN WEST..........................................................    25,324      25,329      30,632      32,168     113,453
     COMBINED..........................................................   $112,998    $129,745    $164,218    $172,128    $579,089
GROSS PROFIT
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $21,874     $25,992     $34,657     $36,185     $118,708
  GOLDEN WEST..........................................................     5,025       4,657       6,301       7,080      23,063
     COMBINED..........................................................   $26,899     $30,649     $40,958     $43,265     $141,771
NET INCOME
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $ 6,314     $ 7,278     $ 9,195     $ 9,415     $32,202
  GOLDEN WEST..........................................................       320         182         806         404       1,712
     COMBINED..........................................................   $ 6,634     $ 7,460     $10,001     $ 9,819     $33,914
EARNINGS PER SHARE
  PRIMARY
     OAKWOOD, AS PREVIOUSLY REPORTED...................................   $   .30     $   .34     $   .43     $   .44     $  1.51
     EFFECT OF GOLDEN WEST.............................................        --          --         .02         .01         .03
       AS ADJUSTED.....................................................   $   .30     $   .34     $   .45     $   .45     $  1.54
  FULLY DILUTED
     OAKWOOD, AS PREVIOUSLY REPORTED...................................   $   .30     $   .34     $   .43     $   .44     $  1.51
     EFFECT OF GOLDEN WEST.............................................        --          --         .02         .01         .03
       AS ADJUSTED.....................................................   $   .30     $   .34     $   .45     $   .45     $  1.54

40                               OAKWOOD HOMES

                                                                            1ST         2ND         3RD         4TH
                                                                          QUARTER     QUARTER     QUARTER     QUARTER       YEAR
                                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
1993
NET SALES
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $42,857     $54,032     $73,611     $90,377     $260,877
  GOLDEN WEST..........................................................    17,726      22,598      23,954      25,286      89,564
     COMBINED..........................................................   $60,583     $76,630     $97,565     $115,663    $350,441
TOTAL REVENUES
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $56,428     $67,980     $89,251     $108,652    $322,311
  GOLDEN WEST..........................................................    17,752      22,613      23,970      25,324      89,659
     COMBINED..........................................................   $74,180     $90,593     $113,221    $133,976    $411,970
GROSS PROFIT
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $13,072     $16,506     $22,791     $28,291     $80,660
  GOLDEN WEST..........................................................     2,813       3,850       4,628       5,025      16,316
     COMBINED..........................................................   $15,885     $20,356     $27,419     $33,316     $96,976
NET INCOME
  OAKWOOD, AS PREVIOUSLY REPORTED......................................   $ 3,693     $ 5,073     $ 6,924     $ 8,812     $24,502
  GOLDEN WEST..........................................................      (197 )       101         429         320         653
     COMBINED..........................................................   $ 3,496     $ 5,174     $ 7,353     $ 9,132     $25,155
EARNINGS PER SHARE
  PRIMARY
     OAKWOOD, AS PREVIOUSLY REPORTED...................................   $   .25     $   .25     $   .33     $   .41     $  1.26
     EFFECT OF GOLDEN WEST.............................................      (.03 )        --          --         .01        (.02 )
       AS ADJUSTED.....................................................   $   .22     $   .25     $   .33     $   .42     $  1.24
  FULLY DILUTED
     OAKWOOD, AS PREVIOUSLY REPORTED...................................   $   .21     $   .25     $   .33     $   .41     $  1.22
     EFFECT OF GOLDEN WEST.............................................      (.02 )      (.01 )        --         .01        (.02 )
       AS ADJUSTED.....................................................   $   .19     $   .24     $   .33     $   .42     $  1.20

  THE SUM OF QUARTERLY EARNINGS PER SHARE AMOUNTS FOR 1993 DO NOT EQUAL EARNINGS PER SHARE FOR THE YEAR DUE TO THE OFFERING OF COMMON SHARES AND CHANGES IN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK DURING THE YEAR.
  AMOUNTS SHOWN FOR THE FOURTH QUARTER OF 1994 INCLUDE A ONE-TIME CHARGE OF APPROXIMATELY $1.3 MILLION ($973,000 AFTER INCOME TAXES, OR $.04 PER SHARE) FOR COSTS RELATING TO THE ACQUISITION OF GOLDEN WEST. AMOUNTS SHOWN FOR THE FOURTH QUARTER OF 1993 INCLUDE A GAIN ON SALE OF MANUFACTURED HOUSING COMMUNITIES OF APPROXIMATELY $1.6 MILLION ($1 MILLION AFTER INCOME TAXES, OR $.05 PER SHARE).
NOTE 19 -- BUSINESS SEGMENT INFORMATION
  BUSINESS SEGMENT INFORMATION FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED SEPTEMBER 30, 1994 APPEARS ON PAGE 19.
                                 OAKWOOD HOMES                            41

REPORT OF INDEPENDENT ACCOUNTANTS
        TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
        OAKWOOD HOMES CORPORATION
        IN OUR OPINION, BASED UPON OUR AUDITS AND THE REPORT OF OTHER AUDITORS, THE ACCOMPANYING CONSOLIDATED BALANCE SHEET AND THE RELATED CONSOLIDATED STATEMENTS OF INCOME, OF CASH FLOWS AND OF CHANGES IN SHAREHOLDERS' EQUITY PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF OAKWOOD HOMES CORPORATION AND ITS SUBSIDIARIES AT SEPTEMBER 30, 1994 AND 1993, AND THE RESULTS OF THEIR OPERATIONS AND THEIR CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED SEPTEMBER 30, 1994, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT; OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS. WE DID NOT AUDIT THE FINANCIAL STATEMENTS OF GOLDEN WEST HOMES, A WHOLLY-OWNED SUBSIDIARY, WHICH STATEMENTS REFLECT TOTAL ASSETS OF $27,545,000 AT DECEMBER 25, 1993 AND TOTAL REVENUES OF $89,564,000 AND $74,427,000 FOR THE YEARS ENDED DECEMBER 25, 1993 AND DECEMBER 26, 1992, RESPECTIVELY (SEE NOTE 1). THOSE STATEMENTS WERE AUDITED BY OTHER AUDITORS, WHOSE REPORT THEREON HAS BEEN FURNISHED TO US, AND OUR OPINION EXPRESSED HEREIN, INSOFAR AS IT RELATES TO THE AMOUNTS INCLUDED FOR GOLDEN WEST HOMES, IS BASED SOLELY ON THE REPORT OF THE OTHER AUDITORS. WE CONDUCTED OUR AUDITS OF THESE STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS WHICH REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS, ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AND EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS AND THE REPORT OF OTHER AUDITORS PROVIDE A REASONABLE BASIS FOR THE OPINION EXPRESSED ABOVE.
        PRICE WATERHOUSE LLP
        WINSTON-SALEM, NORTH CAROLINA
        NOVEMBER 1, 1994, EXCEPT AS TO NOTE 4,
        WHICH IS AS OF NOVEMBER 16, 1994
42                               OAKWOOD HOMES

COMMON STOCK PRICES

                                                         1994                         1993                         1992
               QUARTER ENDED                      HIGH          LOW            HIGH          LOW            HIGH          LOW
DECEMBER 31                                     28 5/8        22 5/8         21 3/8        13             11             7 5/8
MARCH 31                                        29 3/4        20 3/8         23 1/2        17 1/2         16 1/2        10 1/8
JUNE 30                                         23 3/4        19 1/4         21 1/4        17 1/4         15 3/4        10 1/8
SEPTEMBER 30                                    29 1/8        22 3/8         26 1/8        20 3/4         15            10 1/2
                                                      1991                        1990
               QUARTER ENDED                    HIGH          LOW          HIGH          LOW
DECEMBER 31                                    6            4 1/8         4 1/8        3 1/4
MARCH 31                                       9 5/8        5 3/4         4 1/8        3 3/8
JUNE 30                                       10 1/8        6 3/4         6 3/8        4
SEPTEMBER 30                                   9 3/8        6 7/8         6 3/8        4 1/8

DIVIDEND INFORMATION

                                                         CASH
                                                       DIVIDENDS
                   QUARTER ENDED                     1994     1993
DECEMBER 31                                          $.02     $.02
MARCH 31                                             .02      .02
JUNE 30                                              .02      .02
SEPTEMBER 30                                         .02      .02

NOTES
                                 OAKWOOD HOMES                            43

TWENTY-ONE YEAR REVIEW
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

FOR THE YEAR ENDED                                                                    SEPTEMBER 30,
(IN THOUSANDS EXCEPT PER SHARE DATA)                         1994 (1)      1993 (2)        1992          1991          1990
OPERATIONS
  REVENUES
       NET SALES                                             $506,187      $350,441      $259,075      $199,555      $192,299
       FINANCIAL SERVICES INCOME                               60,330        50,051        39,110        28,976        21,861
       ENDORSEMENT FEES                                         1,172         1,482         1,782         2,397         2,754
       INSURANCE COMMISSIONS                                    7,012         4,618         2,874         3,028         2,630
       OTHER INCOME                                             3,344         4,398         2,536         2,092         2,448
  NET INCOME                                                 $ 33,914      $ 25,155      $ 14,048      $  9,111      $  7,167
PER SHARE DATA
     EARNINGS -- PRIMARY                                     $   1.54      $   1.24      $    .95      $    .74      $    .68
     EARNINGS -- FULLY DILUTED                               $   1.54      $   1.20      $    .86      $    .68      $    .63
     CASH DIVIDENDS                                          $    .08      $    .08      $    .06      $    .05      $    .04
FINANCIAL POSITION
     TOTAL ASSETS                                            $575,187      $584,573      $448,634      $367,278      $293,391
     NOTES AND BONDS PAYABLE                                 $207,432      $262,915      $295,257      $233,435      $191,255

(1) INCLUDES A ONE-TIME CHARGE OF APPROXIMATELY $1.3 MILLION ($973,000 AFTER TAXES, OR $.04 PER SHARE) FOR COSTS RELATING TO THE ACQUISITION OF GOLDEN WEST HOMES.
(2) INCLUDES A GAIN OF APPROXIMATELY $1.6 MILLION ($1 MILLION AFTER TAXES, OR $.05 PER SHARE) FROM THE SALE OF MANUFACTURED HOUSING COMMUNITIES.
44                               OAKWOOD HOMES

SHAREHOLDER INFORMATION GUIDE

DIRECTORS

RALPH L. DARLING
ELECTED 1971
CHAIRMAN OF THE BOARD,
OAKWOOD HOMES CORPORATION

NICHOLAS J. ST. GEORGE
ELECTED 1972
PRESIDENT AND CHIEF EXECUTIVE
OFFICER,
OAKWOOD HOMES CORPORATION

ROBERT D. HARVEY, SR.
ELECTED 1984
EXECUTIVE VICE PRESIDENT,
OAKWOOD HOMES CORPORATION

A. STEVEN MICHAEL
ELECTED 1992
EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER
OAKWOOD HOMES CORPORATION

CLARENCE W. WALKER*
ELECTED 1971
PARTNER, KENNEDY COVINGTON
LOBDELL & HICKMAN, L.L.P.
ATTORNEYS AT LAW

S. GRAY STEIFEL, JR.*
ELECTED 1977
PRESIDENT, STEIFEL MATTRESS COMPANY, INC.

KERMIT G. PHILLIPS, II*
ELECTED 1979
CHAIRMAN, PHILLIPS MANAGEMENT
GROUP, INC. (REAL ESTATE
DEVELOPMENT AND MANAGEMENT)

DENNIS I. MEYER(|)
ELECTED 1983
PARTNER, BAKER & MCKENZIE,
ATTORNEYS AT LAW

H. MICHAEL WEAVER(|)
ELECTED 1991
CHAIRMAN, W. H. WEAVER
CONSTRUCTION COMPANY (REAL
ESTATE DEVELOPMENT AND
MANAGEMENT)

SABIN C. STREETER(|)
ELECTED 1993
MANAGING DIRECTOR,
DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

FRANCIS T. VINCENT, JR.(|)
ELECTED 1993
PRIVATE INVESTOR
*MEMBER OF THE AUDIT COMMITTEE
(|)MEMBER OF THE COMPENSATION COMMITTEE

OFFICERS

RALPH L. DARLING
CHAIRMAN OF THE BOARD

NICHOLAS J. ST. GEORGE
PRESIDENT AND CHIEF EXECUTIVE
OFFICER

A. STEVEN MICHAEL
EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER

C. MICHAEL KILBOURNE
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

DOUGLAS R. MUIR
SENIOR VICE PRESIDENT,
SECRETARY AND TREASURER

JEFFREY D. MICK
SENIOR VICE PRESIDENT AND
CONTROLLER

J. MICHAEL STIDHAM
EXECUTIVE VICE PRESIDENT
SALES AND MARKETING
OAKWOOD MOBILE HOMES, INC.

ROBERT D. HARVEY, SR.
EXECUTIVE VICE PRESIDENT
MANUFACTURING

LARRY T. GILMORE
EXECUTIVE VICE PRESIDENT
CONSUMER FINANCE
OAKWOOD ACCEPTANCE CORPORATION

HARRY E. KARSTEN, JR.
PRESIDENT
GOLDEN WEST HOMES

JAMES D. CASTERLINE
SENIOR VICE PRESIDENT
COMMUNITIES DEVELOPMENT
OAKWOOD LAND DEVELOPMENT CORPORATION

MAILING ADDRESS
OAKWOOD HOMES CORPORATION
2225 SOUTH HOLDEN ROAD
POST OFFICE BOX 7386
GREENSBORO, NORTH CAROLINA
27417-0386
(910) 855-2400

LEGAL COUNSEL
KENNEDY COVINGTON LOBDELL &
HICKMAN, L.L.P.
ATTORNEYS AT LAW
CHARLOTTE, NORTH CAROLINA

INDEPENDENT ACCOUNTANTS
PRICE WATERHOUSE LLP
WINSTON-SALEM, NORTH CAROLINA

TRANSFER AGENT AND REGISTRAR
WACHOVIA BANK OF NORTH
CAROLINA, N.A.
WINSTON-SALEM, NORTH CAROLINA

SECURITIES EXCHANGE LISTING
NEW YORK STOCK EXCHANGE
TICKER SYMBOL -- OH

NUMBER OF SHAREHOLDERS OF RECORD
1,157 AS OF DECEMBER 2, 1994.

CASH DIVIDENDS
CASH DIVIDENDS ON OAKWOOD COMMON STOCK HAVE BEEN PAID FOR 19 CONSECUTIVE YEARS. CASH DIVIDENDS ARE ORDINARILY PAID ON OR ABOUT THE END OF NOVEMBER, FEBRUARY, MAY AND AUGUST.

SHAREHOLDER INQUIRIES
INQUIRIES BY SHAREHOLDERS AND SECURITIES ANALYSTS SHOULD BE DIRECTED TO DOUGLAS
R. MUIR,
SENIOR VICE PRESIDENT
(910) 855-2360

ANNUAL MEETING
THE ANNUAL MEETING OF OAKWOOD HOMES CORPORATION WILL BE HELD AT 2 P.M. ON WEDNESDAY,
FEBRUARY 1, 1995.

10-K REPORT
THE CORPORATION WILL PROVIDE WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1994 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UPON RECEIPT OF A WRITTEN REQUEST. THIS REQUEST SHOULD BE ADDRESSED TO THE CORPORATE SECRETARY, P.O. BOX 7386, GREENSBORO, NORTH CAROLINA 27417-0386.