Form 10-K, Exhibit 13
period 1995-09-30
OAKWOOD HOMES CORP
filed 1995-12-28
CIK 73609

OAKWOOD
[LOGO]  HOMES
        CORPORATION

                                                           1995
                                                           ANNUAL REPORT

                                  RECORD YEAR

                                                           PERFORMANCE
                                                           NOW AND TOMORROW
about the company Oakwood Homes Corporation is a fully integrated manufactured housing company--manufacturing, retailing and financing quality homes in a 30-state region stretching from coast to coast. Our strategy of vertical integration, which we have implemented more completely than any competitor, enables us to control all the factors that influence our customers' home buying decision: product features and design, quality of materials and workmanship, effectiveness of the retail selling process, availability of financing options that meet customer needs, and service after the sale. With 198 retail sales centers, we sell more homes than any other retailer, and our sales centers are consistently among the most productive in the industry in terms of the average number of new homes sold per center. As the fifth largest manufacturer in the industry, our 16 plants located across our market areas support the needs of our company-owned retail centers and, in certain markets, independent retailers. Our consumer finance arm makes the American dream of home ownership come true, providing almost one-half billion dollars in customer financing last year. We also provide home siting options for our customers in our rental communities and land/home subdivisions. Through our efforts in each of these areas, we provide a level of service and responsiveness to our customers that is greater than our competitors are able or willing to provide. Combining skills in retailing, manufacturing and finance, we are delivering the promise of complete customer satisfaction that today's value conscious consumer demands. Founded in 1946, our headquarters is located in Greensboro, North Carolina, and our common shares are listed on the New York Stock Exchange.

OAKWOOD HOMES CORPORATION
---------------------------
  SELECTED FINANCIAL DATA
---------------------------

                                                                                    Year Ended September 30,
                                                           -------------------------------------------------------------------------
                                                              1995        1994         1993         1992        1991         1990
                                                           -------------------------------------------------------------------------
                                                                                (in thousands, except per share data)

Net sales                                                   $741,521    $595,127     $422,103     $313,272    $247,911     $245,995

Total revenues                                              $821,412    $664,610     $483,736     $360,446    $285,540     $277,124

Pro forma net income                                        $ 45,318    $ 35,655     $ 25,715     $ 14,334     $ 8,823      $ 7,504

Pro forma earnings per common share

  Primary                                                      $1.97       $1.55        $1.21        $0.91       $0.67        $0.65

  Fully diluted                                                $1.97       $1.55        $1.18        $0.83       $0.63        $0.62

Total assets                                                $782,640    $590,397     $596,950     $459,924    $380,063     $305,536

Notes and bonds payable                                     $198,812    $207,990     $264,225     $297,033    $235,377     $193,493

Cash dividends per common share                                $0.08       $0.08        $0.08        $0.06       $0.05        $0.04


    [The 3 tables below were represented as bar graphs in the printed report]

                                   Net Sales
                                  (in millions

                         1990 ...................  $246
                         1991 ...................  $248
                         1992 ...................  $313
                         1993 ...................  $422
                         1994 ...................  $595
                         1995 ...................  $742

                        5 year compound growth rate: 25%


                              Pro Forma Net Income
                                  (in millions)

                         1990 ...................  $ 7.5
                         1991 ...................  $ 8.8
                         1992 ...................  $14.3
                         1993 ...................  $25.7
                         1994 ...................  $35.7
                         1995 ...................  $45.3

                        5 year compound growth rate: 43%


                           Pro Forma Fully Diluted EPS

                         1990 ...................  $0.62
                         1991 ...................  $0.63
                         1992 ...................  $0.83
                         1993 ...................  $1.18
                         1994 ...................  $1.55
                         1995 ...................  $1.97

                        5 year compound growth rate: 26%

-----------------------
  TO OUR SHAREHOLDERS
-----------------------

We are very pleased to share with you the record results we achieved in fiscal 1995. Revenues for the year increased 24% to $821 million from $665 million last year. Net income advanced 27% to $45 million from $36 million, and earnings per share were $1.97, a 27% increase from the $1.55 reported for 1994. Over the past five years, revenues have grown at a compound annual rate of 24% and earnings per share at an annual compound rate of 26%.

     While 1995 was a great year in terms of profitability, the more important story is what we accomplished toward making Oakwood Homes the preeminent manufactured housing company in America. We intend to compete in every significant manufactured housing market in the nation because we believe the industry has substantial opportunities for growth in the coming years.

     Manufactured housing has significant advantages over many other forms of shelter. As site-built homes lose their investment appeal in a non-inflationary environment, the outstanding value and high quality represented in the product today are key factors driving the industry. Improvements in the features, styling and construction of manufactured homes have made them attractive to a larger segment of the population than ever before. In a time when the average site-built home costs about $55 per square foot and the average manufactured home costs only about $25 per square foot, each excluding land, more and more consumers are looking for value. Moreover, there is significant change taking place in America, change which in many markets is reducing or stagnating family

      [The table below is represented as a bar graph in the printed report]

                          Cumulative Growth since 1990

                                  1991      1992      1993       1994      1995
                                  ----      ----      ----       ----      ----
Oakwood Retail Home Sales ......   12%       51%       98%       165%      239%
Industry Shipments .............   -9%        2%       29%       54%       73%

                                                                       (PICTURE)
incomes despite increasing numbers of two-earner households. The substantial decrease in unemployment over the past few years has been deceptive, in that many people work in relatively lower-skilled service positions or have been rehired in jobs paying less than they previously made. As these consumers become more value conscious, they turn increasingly to manufactured housing, which now accounts for almost one-third of all new single-family homes sold in the United States. And while apartments are a competing form of lower cost housing, rational construction lending and income tax policies grounded in sound economics have limited the number of new lower cost apartments being constructed.

     We are positioning Oakwood to take advantage of positive industry trends through execution of our vertical integration strategy, in which we control every facet of our customers' home buying experience, from design to manufacturing, retail, financing and after-sale service. Vertical integration means agility and flexibility--the ability to respond to customer needs faster and more effectively than the competition. In some highly competitive states where our retail distribution system is well established, our retail market share is as high as 20%. We intend to grow by competing in attractive markets in which we currently have little or no presence and by improving productivity in our more established markets. Over the past five years, the industry's shipments have grown by 73%, while our retail home sales have grown at over three times that rate. We are gaining market share, and the reason is vertical integration. Our four largest competitors are together over six times our size, so we have a lot of market share left to gain.

     With last year's acquisition of Golden West Homes we signaled a dramatic acceleration of our expansion plans and claimed a meaningful share of attractive markets in the West and Northwest. This year, our acquisition of Destiny Industries gave us a strong foothold in the Deep South and complemented our existing retail network in the Southeast. In fiscal 1996, we will be concentrating on melding Golden West and Destiny into our vertically integrated operations by establishing a strong retail presence in their markets and laying the groundwork for expansion into new and existing markets in 1997 and beyond.

     During 1995 we did not neglect the most important prerequisite to achieving our long-term growth plans. We have added significantly to our management team to ensure we have the people to manage successfully a rapidly expanding business. We have continued to seek out the best people in their fields, and in the coming year we will be investing in additional training for all our Oakwood people to give them the new skills they need to keep us the best team in the industry. This year's results clearly reflect the quality of our people, and their talent and dedication are key to our future.

     As we turn our attention to the coming year, we are eager and enthusiastic to continue execution of our vertical integration strategy and our focus on customer value. Our confidence is bolstered by strong industry trends that continue to make our products more attractive to consumers. We believe there are considerable opportunities to grow our retail system in current and new markets, and these efforts will benefit greatly from our recent acquisitions. Finally, we have the financial and management resources to execute the bold plans we have set in motion to enhance the value of our franchise, and with it the value of the Company.

Sincerely yours,


/s/ Nicholas J. St. George
Nicholas J. St. George
President and Chief Executive Officer

/s/ Ralph L. Darling
Ralph L. Darling
Chairman


                                                                       (PICTURE)
                                                          Nicholas J. St. George

                                    (PICTURE)


                               Oakwood's Presence


                       (MAP SHOWING RETAIL CENTER NETWORK)

----------------------------
  CONTROLLING DISTRIBUTION
----------------------------

growth

Control of retail distribution is the cornerstone of Oakwood's growth strategy. This control ensures consistent quality and service throughout the entire customer encounter--not only in how the home is built, but also in the way it is sold and serviced. Company-owned retail distribution differentiates our products from the competition's through exclusivity, and creates brand loyalty among our customers. When industry conditions are not so robust as they are today, control over retail distribution should help insulate us from margin pressures because we will not have to compete with other manufacturers for retail shelf space, and it should enable market share gains as small, thinly capitalized retailers exit the market.

     Operating retail and manufacturing as a single business also enables us to respond effectively to customer problems, avoiding the battle between retailer and manufacturer about whether the problem was caused in manufacturing, delivery or installation. The result: a satisfied customer who refers others to us. The retail distribution network also feeds substantial loan origination volume into our finance company, acting as referral agents without the origination fees normally associated with that activity.

     Control of retail distribution has made Oakwood the largest retailer of manufactured housing in America. In fiscal 1995 we sold 16,711 new homes at retail, an increase of 28% over 1994 and 239% over our total just five years ago.


      [The table below is represented as a bar graph in the printed report]

                            New Homes Sold at Retail

                         1990 ...................   4,926
                         1991 ...................   5,515
                         1992 ...................   7,453
                         1993 ...................   9,756
                         1994 ...................  13,034
                         1995 ...................  16,711

                        5 year compound growth rate: 28%


[GRAPHIC OMITTED]   WE ENDED FISCAL 1995 WITH 198 COMPANY-OWNED OUTLETS, UP FROM
                    152 AT THE END OF FISCAL 1994, AND HAVE APPROXIMATELY 45 NEW
                    CENTERS PLANNED FOR FISCAL 1996.

[GRAPHIC OMITTED]   OUR COMPANY-OWNED RETAIL DISTRIBUTION SYSTEM ENHANCES
                    CUSTOMER SATISFACTION THROUGH SUPERIOR SERVICE AND SERVES AS
                    THE LOAN ORIGINATION NETWORK FOR THE FINANCIAL SERVICES
                    BUSINESS.

[GRAPHIC OMITTED]   WE HAVE A PROVEN ABILITY TO CAPTURE SIGNIFICANT MARKET SHARE
                    IN FULLY PENETRATED MARKETS.

[GRAPHIC OMITTED]   THERE ARE HUNDREDS OF ATTRACTIVE MARKETS IN WHICH WE HAVE
                    LITTLE OR NO PRESENCE, REPRESENTING SUBSTANTIAL
                    OPPORTUNITIES FOR GROWTH.

[GRAPHIC OMITTED]   WE PLAN TO EXPAND AND ENHANCE THE EXCLUSIVE DEALER BASE AT
                    GOLDEN WEST AND DESTINY IN SEVERAL WAYS, INCLUDING
                    INTRODUCTION OF OUR FINANCIAL SERVICES PRODUCTS TO THESE
                    DEALERS' CUSTOMERS.

--------------------------------------------
  ENHANCING PRODUCTIVITY AND PROFITABILITY
--------------------------------------------

agility

In addition to being the largest retailer of manufactured housing in the nation, Oakwood is also one of the most productive retailers, selling significantly more new homes per sales center than most of our competitors. Average new unit sales per sales center fell only slightly in 1995 despite our adding 48 new sales centers during the year, the most ambitious expansion effort we've ever undertaken. Extensive salesperson training, proven marketing programs, and state-of-the-art information systems scheduled for implementation at our sales centers over the next year should enable our retail centers to improve unit sales in the coming years.

     To complement enhanced retail productivity, we are in the process of an extensive project to reengineer how we design and build houses, eliminating non-value added activities and processes. We are also working to improve the coordination between our retail and manufacturing units to help them operate more fully as a single business with a single focus: the retail customer.

     We believe consolidated gross margins should improve in the coming years as we realize the benefits of manufacturing cost reductions through our reengineering efforts and through the increased buying power we enjoy as a much larger company than we were even two years ago. Margins will also benefit from higher production levels from new manufacturing plants, enabling us to source a greater percentage of our retail sales from company-owned facilities. Margins should also benefit from distributing an increasing percentage of the homes manufactured by Golden West and Destiny through our expanded company-owned retail network. This will not only allow us to add the retail gross profit to the manufacturing profit we already earn, but also position us to profit from offering financial services products to our customers.

     We are also looking to technology to improve productivity and efficiency in our financial services businesses. The new retail information systems to be deployed in 1996 include automated loan application and loan document preparation features, and we are investigating new technology to make other elements of our credit and servicing operations more effective.

[GRAPHIC OMITTED]   IN FISCAL 1995 COMPANY-OWNED RETAIL CENTERS AVERAGED 94 NEW
                    HOMES SALES EACH, AN INCREASE OF 31% SINCE 1990.

[GRAPHIC OMITTED]   CONSOLIDATED GROSS MARGINS INCREASED TO 26.7% IN FISCAL
                    1995, UP 4.8 PERCENTAGE POINTS OVER THE PAST FIVE YEARS.

[GRAPHIC OMITTED]   INTEGRATING MANUFACTURING WITH RETAIL ENHANCES EFFICIENCY
                    BECAUSE IT REDUCES THE EFFECTS ON PRODUCTIVITY OF THE
                    SEASONALITY IN RETAIL SALES--WE CAN BUILD HOMES FOR
                    INVENTORY AND DO NOT HAVE TO AWAIT DEALER ORDERS.

[GRAPHIC OMITTED]   THE INTEGRATION OF GOLDEN WEST AND DESTINY INTO THE
                    COMPANY-OWNED DISTRIBUTION SYSTEM WILL ENHANCE MARGINS.

[GRAPHIC OMITTED]   OUR LONG-TERM GROSS MARGIN TARGET OF 30% IS ACHIEVABLE.

     [The tables below are represented as a bar graph in the printed report]

                         New Home Sales Per Sales Center

                         1990 ...................  72
                         1991 ...................  73
                         1992 ...................  77
                         1993 ...................  87
                         1994 ...................  96
                         1995 ...................  94


                               Gross Profit Margin

                         1990 ...................  21.9%
                         1991 ...................  23.1%
                         1992 ...................  24.3%
                         1993 ...................  24.9%
                         1994 ...................  25.8%
                         1995 ...................  26.7%


                                   (PICTURE)

                                   (PICTURE)


                                  THE OAKWOOD
                          ONE-STOP SHOPPING EXPERIENCE


         [GRAPHIC FLOW CHART SHOWING OAKWOOD'S ONE-SHOPPING EXPERIENCE]

----------------------------
  MEETING CUSTOMERS' NEEDS
----------------------------

quality

Our objective is to offer our customers quality homes covering approximately 80% of the price points in every market we serve. We plan to avoid the high-end and low-end niche products in favor of building the high-volume price point homes that maximize the economies of factory-built housing. Toward this end, in 1995 we made progress in significantly expanding the price range of products offered by Golden West, which prior to its acquisition by Oakwood produced principally high-end multi-section homes. This broader product line, to be supported by a significant expansion at the Albany, Oregon facility, will not only provide the range of homes needed by the company-owned retail centers we are opening in Golden West's markets, but also should enhance the prospects for stronger relationships on an exclusive basis with Golden West's independent dealers.

     One of our important efforts over the past five years has been to build our presence in the growing multi-sectional market, which comprises approximately one-half of the industry's unit shipments, but which accounted for less than 30% of our retail home sales in 1995. While single-section homes will always remain an essential part of the market because of their strong value, multi-section homes will likely gain increased popularity because they closely match the look, function and lifestyle offered by site-built homes. These attributes, coupled with the quality and craftsmanship of factory construction, are increasingly drawing new clientele to manufactured housing, including retirees, professionals and "empty nest" families--all of whom recognize the unmatched shelter value these homes provide.

      [The table below is represented as a bar graph in the printed report]

                               Multi-Section Sales
                          (% of new retail home sales)

                         1990 ...................  12%
                         1991 ...................  15%
                         1992 ...................  25%
                         1993 ...................  25%
                         1994 ...................  25%
                         1995 ...................  28%


[GRAPHIC OMITTED]   OAKWOOD'S VERTICAL INTEGRATION STRATEGY PROVIDES "ONE-STOP"
                    SHOPPING TO SATISFY EVERY CUSTOMER NEED.

[GRAPHIC OMITTED]   THE DESTINY AND GOLDEN WEST ACQUISITIONS MAKE IT POSSIBLE TO
                    TEAM VERTICAL INTEGRATION AND RETAIL EXPANSION IN THE DEEP
                    SOUTH AND NORTHWEST, WHICH ARE THE FOCUS OF OUR 1996
                    EXPANSION PLANS.

[GRAPHIC OMITTED]   WE INTEND TO OFFER COMPETITIVE PRODUCTS AT ALL HIGH-VOLUME
                    PRICE POINTS IN EVERY MARKET WE SERVE.

[GRAPHIC OMITTED]   THE OPPORTUNITY TO MARKET ADDITIONAL MULTI-SECTION HOMES
                    PROVIDES THE POTENTIAL FOR SALES GROWTH EVEN IF THE OVERALL
                    MARKET SLOWS.

----------------------------------
  EMPHASIZING FINANCIAL SERVICES
----------------------------------

performance

An important element of the over-all one-stop shopping experience we provide for our customers is our financial services capability. Oakwood Acceptance has originated over $1.2 billion in loans in the past five years and has provided other important financial services to our customers to make home ownership a reality for thousands of families.

     With this dramatic growth, our financial services business has become an increasingly important contributor to our profitability. We now finance through Oakwood Acceptance more than 90% of our retail credit sales, providing a significant stream of revenues to complement what we earn from manufacturing and retail. We seek to minimize the effect of credit losses by using highly effective credit scoring systems and employing sophisticated loan servicing procedures. Moreover, by using the power of our extensive retail network, we can maximize recoveries on defaulted loans.

     Our successful origination and servicing record has enhanced our access to the capital markets. The cumulative net proceeds of our loan securitization program now exceed $1 billion. We expect to continue regular issuance of asset-backed securities in the public market through our Oakwood Mortgage Investors subsidiary and to continue our securitization relationship with a long-term institutional investor. During 1995 we also obtained Fannie Mae and Freddie Mac mortgage seller/servicer authorization as an additional step in exploring alternative loan financing opportunities.

     With our recent acquisitions in the Deep South and in the West--operations that previously had no captive finance sources --we foresee attractive opportunities to increase our loan originations hand in hand with our retail expansion and through closer relationships with our exclusive independent dealers.

[GRAPHIC OMITTED]   OVER THE LAST FIVE YEARS, LOAN ORIGINATIONS HAVE GROWN AT AN
                    ANNUAL RATE OF 51%.

[GRAPHIC OMITTED]   OUR SERVICING PORTFOLIO AT YEAR END STOOD AT $1.2 BILLION,
                    UP FROM $185 MILLION FIVE YEARS AGO.

[GRAPHIC OMITTED]   LOANS OVER 30 DAYS PAST DUE WERE 2.0% OF THE PORTFOLIO AT
                    YEAR END, UP FROM A NEAR ALL-TIME LOW OF 1.6% LAST YEAR, BUT
                    DOWN FROM 3.0% IN 1990.

[GRAPHIC OMITTED]   CREDIT LOSSES WERE .75% OF THE AVERAGE PORTFOLIO IN 1995, UP
                    SLIGHTLY FROM THE .66% RECORDED LAST YEAR, BUT WELL BELOW
                    OUR 1.0% TARGET.

[GRAPHIC OMITTED]   OUR SUCCESSFUL LOAN SECURITIZATION PROGRAM HAS MADE OUR
                    FINANCIAL SERVICES OPERATIONS SELF-FUNDING--THIS FUNDAMENTAL
                    CHANGE, COUPLED WITH STRONG OPERATING CASH FLOW, SHOULD
                    ENABLE US TO EXECUTE OUR EXPANSION PLANS WITHOUT THE NEED TO
                    RAISE SIGNIFICANT NEW LONG-TERM CAPITAL.

      [The tables below are represented as bar graps in the printed report]

                             Serviced Loan Portfolio
                                 (in millions)

                         1990 ...................  $  185
                         1991 ...................  $  237
                         1992 ...................  $  346
                         1993 ...................  $  538
                         1994 ...................  $  843
                         1995 ...................  $1,201


                                Loan Originations
                                 (in millions)

                         1990 ...................  $ 63
                         1991 ...................  $ 76
                         1992 ...................  $131
                         1993 ...................  $212
                         1994 ...................  $344
                         1995 ...................  $487

                        5 year compound growth rate: 51%


                                   (PICTURE)
outlook

In the coming years we plan to continue execution of the broad strategies that have proven so successful in the past. At the forefront of these efforts will be our unwavering commitment to quality and customer satisfaction, enhanced control over distribution to drive market share growth, the maximization of revenues at each stage of a vertically integrated enterprise, and the quest for greater manufacturing efficiencies to enhance profitability.

     A significant part of Oakwood's growth in fiscal 1996 is expected to come from the ongoing expansion of our retail sales network, which will be carried out in three distinct ways. First, we will continue to use the manufacturing presence of Golden West as a springboard for new market penetration in key western states, such as Arizona, California, Oregon and Washington. We plan to have 15 new sales centers in Northwest markets in operation by the end of fiscal 1996. Second, we will implement our Deep South expansion strategy using a core of 31 exclusive independent Destiny dealers as critical mass for the addition of 35 to 40 company-owned retail centers in strong manufactured housing states like Alabama, Florida, Georgia and Mississippi--four of the top ten markets in the country and ones in which we previously had little or no presence. Third, we will continue to enter new, attractive markets that are contiguous with our present marketing region. In doing so, we will establish relationships with independent dealers to serve smaller markets and target the most attractive areas for additional company-owned outlets.

     Most of the planned expansion into other new markets will await fiscal 1997 as we concentrate on the Deep South and Northwest in 1996. As we look toward 1997 and 1998, we plan to attack the mature manufactured housing markets in the central United States, such as Ohio, Illinois, Indiana and Michigan. Between now and the end of 1998, we plan to establish a presence in substantially all the major markets in the country, although we expect full penetration of those markets to take us into the next century.

     We expect to participate in the continuing consolidation in our industry, and would prefer to acquire existing manufacturers to meet our production needs, if quality candidates are available at a reasonable price.

     We believe that the vertical integration strategy that has served us well to this point makes even more sense in the current environment. Companies like WalMart have shown that control of distribution and focus on customer value are what it takes to be successful. We believe our increasing financial strength and the inherent power of a vertically integrated company should enable us to continue to gain market share in all market conditions, and should provide for continued growth in revenues and earnings in the years ahead.

[GRAPHIC OMITTED]   WE WILL CONTINUE EXPANSION OF COMPANY-OWNED SALES CENTERS TO
                    SOLIDIFY RETAIL DOMINANCE.

[GRAPHIC OMITTED]   WE EXPECT TO IMPROVE GROSS MARGINS THROUGH INCREASED
                    PRODUCTION AT NEW PLANTS, COST REDUCTIONS AND DISTRIBUTION
                    OF GOLDEN WEST AND DESTINY PRODUCTS THROUGH COMPANY-OWNED
                    SALES CENTERS.

[GRAPHIC OMITTED]   WE EXPECT INCREASING PROFITABILITY FROM OUR FINANCIAL
                    SERVICES OPERATIONS FROM THE ANNUITY PROVIDED BY A RAPIDLY
                    GROWING LOAN SERVICING PORTFOLIO, CAREFUL UNDERWRITING,
                    SUPERIOR LOAN SERVICING AND DEFAULT LOSS MINIMIZATION.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

-------------------------------------------------
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------

The following discussion includes the results of operations of Destiny Industries, Inc. for all periods presented. See Notes 1 and 3 to the financial statements.


RESULTS OF OPERATIONS

During fiscal 1995 the Company continued to achieve significant growth in both revenues and earnings. Total revenues increased 24% to $821 million from $665 million last year, following a 37% increase in 1994 from the $484 million reported for 1993. Pro forma net income rose 27% in 1995 to $45.3 million compared to $35.7 million in 1994 and $25.7 million in 1993.

     Industry shipments grew for the fourth consecutive year in 1995. According to industry sources, shipments of manufactured homes were up approximately 12% for the first nine months of calendar 1995, and increased 20% in calendar 1994 over 1993. Oakwood's growth was more impressive, as new retail home sales grew by 28% in fiscal 1995 and 34% in fiscal 1994. In 1995, the Company continued executing its plan to become a national competitor, acquiring Destiny Industries, Inc. in Moultrie, Georgia, to serve as a springboard for expansion into the Deep South and expanding its retail network at the most rapid pace in its history.

     The following table summarizes certain key sales statistics for each of the last three fiscal years:

                                                1995         1994         1993
--------------------------------------------------------------------------------
Retail sales (in millions)                    $ 543.8      $ 385.8      $ 258.8

Wholesale sales (in millions)                 $ 185.6      $ 201.5      $ 161.2

Other sales--principally relating
  to communities
  (in millions)                               $  12.1      $   7.8      $   2.1

Total sales (in millions)                     $ 741.5      $ 595.1      $ 422.1

Gross profit %--
  integrated operations                          29.6%        30.4%        31.0%

Gross profit %--
  wholesale operations                           18.7%        17.4%        15.2%

New single-section
  homes sold--retail                           12,073        9,715        7,305

New multi-section
  homes sold--retail                            4,638        3,319        2,451

Used homes sold--retail                         1,940        1,675        1,138

New single-section
  homes sold--wholesale                         2,168        2,360        1,778

New multi-section homes
  sold--wholesale                               4,923        5,671        4,873

Average new single-section
  sales price--retail                         $25,900      $23,900      $21,400

Average new multi-section
  sales price--retail                         $46,500      $42,800      $38,500

Average new single-section
  sales price--wholesale                      $14,100      $11,200      $12,000

Average new multi-section
  sales price--wholesale                      $31,200      $30,900      $28,700

Weighted average retail sales
  centers open during the year                    178          136          112

Average new home sales
  per sales center                                 94           96           87


1995 COMPARED TO 1994

Retail sales dollar volume increased 41%, reflecting a 28% increase in new home volume and increases of 8% and 9% in the average new home sales prices of single-section and multi-section homes, respectively. New home volume rose primarily due to a 31% increase in the weighted average number of sales centers open during the year. Average new home sales per sales center decreased slightly, reflecting the rapid pace of retail expansion during fiscal 1995, in which the Company added 48 new sales centers compared to 32 centers in fiscal 1994. New sales centers typically require a period of several months to reach normalized unit sales levels. Because the Company plans to open approximately 35 to 45 new sales centers annually over the next several years, management does not expect any significant increase in the average number of new homes sold per sales center over the near term. Total sales dollars at sales centers open more than one year rose 9% in 1995.

     The increase in the average new home sales price reflects increases in the cost of certain raw materials and price increases implemented to recover increased costs associated with new wind and thermal standards adopted by the Department of Housing and Urban Development ("HUD"), as well as an increase in the portion of new home sales derived from the Southwest region, where the average home size is somewhat larger than in the Southeast. Sales in the Southwest comprised 38% of total new manufactured housing sales dollars in 1995 compared to 27% last year. Because the new HUD standards have been in effect for over one year and because the majority of 1996 retail expansion will take place in the Deep South, which typically favors lower price points than the Company's historical markets, the Company does not expect an increase in average home sales prices in 1996 consistent with the past two years. Retail sales of multi-section homes accounted for 28% of new home unit sales in 1995 versus 25% in 1994.

     Wholesale sales dollar volume (which represents sales by Golden West and Destiny to independent dealers) declined 8%, reflecting a 12% decrease in volume offset by increases of 26% and 1% in the average sales prices of new single-section and multi-section homes, respectively. The decline in wholesale volume is the result of a number of factors, including soft market conditions in the Pacific Northwest early in the year as a result of increased industry capacity and reduced demand for Golden West's relatively high price point products resulting from higher interest rates. In late March 1995, Golden West introduced several new home models at price points lower than those traditionally targeted by Golden West in order to broaden its product line, to lessen its dependence on higher end homes and to increase the attractiveness of exclusive dealer arrangements. In addition, the Company sold Golden West's Sacramento, California plant in the third quarter because it was not well aligned geographically with the Company's retail expansion plans. Destiny's single-section home volume declined 8% from 1994, while the average single-section selling price increased 26%. During 1994 Destiny produced a large number of park model homes (which typically contain less than 400 square feet of living space and which are not designed for year-round habitation) which wholesale for between $5,000 and $6,000 per home. Because of improving conditions in Destiny's markets, Destiny produced significantly fewer park models in fiscal 1995, focusing instead on traditional manufactured housing products which carry higher gross margins.

     In addition, sales to independent dealers have declined because the Company has begun distributing homes manufactured by Golden West and Destiny through its company-owned retail sales centers. In 1995, Golden West and Destiny shipped 653 homes to Oakwood sales centers, which are not included in the wholesale dollar sales and home sales in the table above. Management expects Golden West's and Destiny's home sales to Oakwood to increase in future years. To the extent the Company is successful in establishing company-owned retail centers in Golden West and Destiny markets, the decline in sales to wholesale dealers will continue.

     Gross profit margin--integrated operations reflects the retail gross profit earned on retail sales as well as the manufacturing gross profit on retail sales of homes manufactured by the Company, including the manufacturing gross profit earned by Golden West and Destiny on their sales to the Oakwood retail operation. Gross profit margins--integrated operations declined to 29.6% in 1995 from 30.4% in 1994. The reduction in gross margin reflects a .4% decline in retail margins attributable to increasing competition at retail and to the results of certain new sales centers which in early 1995 did not meet gross profit expectations. During 1995, management provided additional training of retail personnel in order to improve retail margins and also implemented a new prospect tracking and follow-up program. Manufacturing margins also declined in 1995, principally due to start-up costs and manufacturing inefficiencies associated with new manufacturing plants in Texas, Tennessee and Colorado. As the year progressed, gross profit margin--integrated operations improved, rising from 29.1% in the first quarter to 30.1% in the fourth quarter.

     Approximately 76% of the total new home retail sales volume was manufactured by the Company in fiscal 1995 compared to 75% in 1994. To the extent production levels at new manufacturing facilities increase at a faster rate than new home sales, and manufacturing costs at new plants can be controlled, margins should increase as retail home sales are increasingly sourced from company-owned manufacturing facilities.

     Wholesale gross profit margins increased to 18.7% in 1995 from 17.4% last year. The increase in margins over the prior year reflects reduced production of low margin park models at Destiny, reduced product liability, property and workers' compensation insurance costs at Golden West, and improved pricing of certain materials and components resulting from taking advantage of Oakwood's purchasing power with certain vendors. These savings were partially offset by the effects of a shift in Golden West's product mix toward lower price point homes which typically carry lower margins because they are ordered with fewer high margin option packages.

     Financial services income increased 9% to $62.0 million from $56.8 million last year. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $44.2 million in 1994 to $38.2 million in 1995. This decrease reflects the amortization of and prepayments on loans held for investment, a decrease in the average balance of loans held for sale resulting from more frequent loan securitization, and a decrease in the average yield on these assets as older, higher-yielding loans are liquidated. The Company is selling via securitization substantially all the loans it originates, and accordingly interest income should continue to decline as the remaining loans held for investment are liquidated. Loan servicing fees increased from $7.1 million in 1994 to $12.2 million in 1995, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $3.2 million to $7.2 million, reflecting the shift in the Company's financing strategy toward securitization of its loans from holding loans for investment and the adoption of sales accounting for securitizations in 1993. Other financial services revenues, which consist principally of credit life insurance premiums, miscellaneous fees and other income, increased to $4.4 million from $2.4 million, and reflect the increasing size of the Company's loan servicing portfolio.

     The majority of the 41% increase in other income is related to increased insurance commissions resulting from the increase in retail home sales.

     Non-financial selling, general and administrative expenses rose to 22.3% of net sales compared to 21.6% of net sales last year. Non-financial selling, general and administrative expenses in 1995 include a charge of $1.2 million ($738,000 after tax, or $.03 per share) for costs associated with the sale of Golden West's Sacramento, California facility and costs resulting from staffing and overhead reductions at Golden West's Santa Ana, California headquarters, and a charge of $150,000 ($.01 per share) for costs associated with the Destiny merger. Non-financial selling, general and administrative expenses in 1994 include a charge of approximately $1.3 million ($973,000 after tax, or $.04 per share) for costs relating to the acquisition of Golden West Homes. Exclusive of these charges, non-financial selling, general and administrative expenses rose 29% to $163,940,000 (22.1% of net sales) compared to $127,216,000 (21.4% of net sales) last year. These costs increased disproportionately to sales as a result of general and administrative expenses associated with four new manufacturing plants, increased accruals relating to the 1996 long-term management incentive compensation plan, increased accruals for stock appreciation rights resulting from the increase in the price of the Company's common stock, costs associated with the Company's ongoing business reengineering projects and increased headcount levels, particularly in the management information systems, human resources and internal audit areas. Higher accruals for compensation payable under the incentive compensation plan and for stock appreciation rights granted under an earlier plan increased non-financial selling, general and administrative expenses by .5% of net sales compared to 1994.

     Financial services selling, general and administrative expenses rose 57% on a 34% increase in the average number of loans serviced during the period and a 56% increase in total credit application volume. This somewhat disproportionate growth in costs is largely due to increased headcount in the credit and collections areas. The Company has been adding headcount in advance of portfolio volume growth in order to help ensure that adequate numbers of properly trained personnel are available to originate and service anticipated loan origination growth.

     The provision for losses on credit sales decreased 62% from 1994, reflecting the increased seasoning of loans held for investment and loans sold with full or limited recourse. As the portfolio ages, its overall credit quality generally increases because the majority of credit losses generally are incurred relatively early in the term of the loans. The Company provides for estimated losses based on the Company's historical loss experience, current repossession trends and costs and management's assessment of the current credit quality of the loan portfolio.

     Non-financial services interest expense rose from $1,149,000 to $2,259,000 due principally to new indebtedness relating to permanent financing for new manufacturing facilities, the purchase of a corporate aircraft and the leveraging of the employee stock ownership plan.

     Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest associated with short-term line of credit borrowings used to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 3% due to declining and retired long-term debt balances. This decrease was offset by a $3.2 million increase in short-term interest expense, reflecting higher average outstanding balances on lines of credit due to the significant increase in loan volume, as well as higher short-term interest rates. Financial services interest expense associated with notes and bonds payable is expected to continue to decline as the Company retires its outstanding debt secured by loans.

     The Company's pro forma effective income tax rate was 37.9% in fiscal 1995 compared to 37.5% in fiscal 1994 (excluding in 1994 a $214,000 reduction in income tax expense arising from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109")).

1994 COMPARED TO 1993

Retail sales dollar volume rose 49% in 1994, reflecting a 34% increase in new home volume and increases of 12% and 11% in the average sales prices of new single-section and multi-section homes, respectively. New home volume increased due to a 21% increase in the weighted average number of sales centers open during the year and a 10% increase in average new home sales per sales center. Total sales dollars for sales centers open at least one year rose 20%. The increase in the average new home selling price reflects price increases required to offset rising lumber prices, the effect of the Company's entry into the Texas market where the average home size is larger than in the Southeast and higher selling prices in the Southeast due to a change in product mix toward higher-end homes. Sales in the Southwest comprised 27% of total new manufactured housing retail sales dollars during 1994 compared to 11% in 1993. Retail sales of multi-section homes accounted for approximately 25% of new home unit sales in both 1994 and 1993.

     Wholesale sales dollar volume increased 25%, reflecting a 21% increase in home volume and an 8% increase in the average sales price of new multi-section homes, offset by a 7% decrease in the average sales price of new single-section homes. The sales volume increases were primarily due to continued strong demand for manufactured housing in the western and southern United States and increased park model production at Destiny. The increase in the average wholesale multi-section selling price reflects price increases required to offset rising lumber prices, as well as changes in the product mix. The average single-section selling price declined due to increased production of park models.

     Gross profit margin--integrated operations decreased to 30.4% in 1994 from 31.0% in 1993. Margins rose in the Southeast, principally due to manufacturing efficiencies resulting from higher production levels, but were offset by the effects of the Company's expansion into the Southwest, where a substantial portion of the new home sales volume was sourced from third party manufacturers. Of the total 1994 new home sales volume, 75% was manufactured by the Company compared to 82% in 1993.

     Wholesale gross profit margins increased to 17.4% in 1994 from 15.2% in 1993. This improvement in margin was primarily due to greater operating efficiencies associated with a higher sales volume which allows for a more consistent production cycle. In addition, Golden West's 1993 results were negatively affected by a rapid rise in the cost of lumber, only a portion of which could be passed on in the form of sales price increases.

     Financial services income increased 13% to $56.8 million in 1994 from $50.1 million in 1993. Interest income rose 4% to $44.2 million from $42.3 million in 1993 as a result of higher average loans held for sale during the period. Interest on loans held for investment is declining as the underlying loans amortize; because the Company is selling through securitization substantially all its loan originations, loans held for investment and the related interest income will decline over time. Loan servicing fees increased to $7.1 million in 1994 from $4.9 million in 1993, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $754,000 to $3.2 million, reflecting the adoption of sales accounting for the Company's REMIC securitizations in 1993. Other financial services revenues increased to $2.4 million from $2.1 million, and reflect the increasing size of the Company's loan servicing portfolio.

     Other income rose to $12.7 million in 1994 from $11.6 million in 1993. The 1993 amount includes a gain of $1.6 million on the sale of manufactured housing communities (approximately $1 million after tax, or $.05 per share). Excluding this gain, other income rose 27%, principally due to increased insurance commissions resulting from an improvement in the percentage of total sales for which physical damage coverage was written by the Company's agency and the overall increase in sales. This growth was offset by a decline in endorsement fee income resulting from the Company's emphasis on internal financing of credit sales. Endorsement fee income will continue to decline because the Company has ceased selling installment sale contracts on a full recourse basis.

     Non-financial selling, general and administrative expenses increased to 21.6% of net sales in 1994 from 20.2% in 1993. Non-financial selling, general and administrative expenses include a one-time charge of approximately $1.3 million ($973,000 after tax, or $.04 per share) for costs relating to the acquisition of Golden West Homes. Excluding this one-time item, non-financial services selling, general and administrative expenses were 21.4% of net sales in 1994. The increase in costs as a percentage of net sales reflects a provision for long-term management incentive compensation pursuant to a long-term incentive compensation plan adopted in 1994. The plan provides for cash bonuses to key management personnel payable in 1996 if certain earnings performance targets are achieved. Long-term incentive compensation previously was provided principally in the form of stock options, and accordingly did not result in a charge to earnings. The provision for compensation payable under the plan amounted to approximately .6% of 1994 net sales. In addition, non-financial selling, general and administrative expenses in 1994 reflect costs associated with the Company's business process reengineering efforts, costs associated with a new Texas manufacturing plant opened during the year and four additional plants which began production at or soon after year end.

     Financial services selling, general and administrative expenses rose 20% on a 45% increase in the average number of loans serviced and a 43% increase in total credit application volume.

     The provision for losses on credit sales decreased 21% from 1993, reflecting the increased seasoning of loans held for investment and sold with full or limited recourse.

     Non-financial services interest expense decreased primarily due to the redemption or conversion of the Company's convertible subordinated debentures in November and December 1992. Financial services interest expense decreased because the Company has adopted sales accounting for its REMIC securitizations; prior to 1993, REMIC securitizations were treated as collateralized borrowings.

     Effective October 1, 1993 the Company adopted prospectively FAS 109, which requires the use of the asset and liability method to account for temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities. Prior to fiscal 1994 the Company accounted for the timing differences between financial and taxable income using the deferred method. Adoption of FAS 109 had the effect of reducing the provision for income taxes and increasing net income by $214,000 ($.01 per share) in the first quarter of fiscal 1994. Excluding the effects of adoption of FAS 109, the Company's pro forma effective income tax rate was 37.5% in 1994 compared to 37.2% in 1993.


LIQUIDITY AND CAPITAL RESOURCES

Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by issuing debt collateralized by its loans or by securitizing such loans, primarily using REMICs. Over the past five years, the Company has been able to obtain from investors and lenders an increasing percentage of the capital required to fund its finance business, and the related yield over treasuries required by investors has declined, principally because of continued improvement in the performance of loans originated by the Company, increasing investor and lender familiarity with asset-backed financing transactions in the manufactured housing industry, declining interest rates, and because of the Company's increasingly strong financial performance. The Company expects to originate in excess of $600 million of loans in fiscal 1996 and believes it can finance substantially all of this amount through securitization of the loans. During 1995 the Company raised approximately $362 million to finance its loans, including $281 million from REMIC certificates sold by Oakwood Mortgage Investors, substantially all of which was sold to the public. In October 1995 Oakwood Mortgage Investors completed another REMIC offering, the proceeds of which were approximately $187 million.

     In each of the Company's four public REMIC securities offerings, the Company has sold REMIC interests having a principal balance equal to 100% of the par value of the related loans, and the Company intends to sell all of the regular REMIC interests in its future securitizations. This decision eliminates the Company's need for cash to finance retained REMIC interests and substantially reduces the need to obtain other long-term financing. Because the Company intends to continue to expand significantly its retail distribution network and because a large percentage of the Company's customers purchase on credit, the Company will have a substantial need for financing of its loans in the coming years, and intends to utilize both the public and private markets to broaden the number of sources of financing and minimize its financing costs.

     In addition to the ongoing need to access the asset-backed capital market for capital to fund its financing operations, the Company will require capital to execute its ongoing expansion strategy. The Company estimates that its fiscal 1996 capital expenditures will approximate $37 million, comprised principally of offices, leasehold improvements and fixtures relating to retail expansion, remaining construction and upfit costs on a new headquarters building, development of existing manufactured housing communities, computer hardware and software associated with new and enhanced management information systems and improvements to manufacturing facilities. In addition to capital expenditures, the retail expansion will require an investment of approximately $400,000 of working capital for each new sales center, or approximately $16 million for fiscal 1996. Capital expenditures and working capital requirements in later years are dependent upon the extent of expansion undertaken in such years.

     The Company intends to finance its retail and manufacturing expansion principally using internally generated funds and short-term lines of credit. Because the Company has decided to sell all of the regular REMIC interests in its future securitizations, additional permanent corporate financing is not expected to be required to fund expansion of the financial services businesses. However, the Company continues to monitor the debt and equity markets and evaluate the sources and cost of long-term capital in light of management's assessment of existing and future conditions in the capital markets and its assessment of the appropriate components of the Company's capital structure. While management believes that existing financing is sufficient to provide for the Company's needs for the foreseeable future, the Company may seek to raise additional long-term debt or equity if compelling market conditions arise.

     The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $130 million line of credit facility with a group of banks to provide warehouse financing for loans, which bears interest at LIBOR plus 1%. The Company also has a $75 million revolving line of credit secured by inventory bearing interest at LIBOR plus 1%. The Company currently is negotiating additional short-term credit, and expects to achieve a reduction in the interest rate on short-term borrowings.


NEW ACCOUNTING STANDARDS

In March 1995 the Financial Accounting Standards Board (the "Board") adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires that companies assess potential impairments of long-lived assets, certain identifiable intangibles and associated goodwill when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely, and recognize an impairment loss when the sum of expected future net cash flows is less than the carrying amount.

     In May 1995 the Board issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("FAS 122"), which eliminates the accounting distinction between rights to service mortgage loans that are acquired through loan origination activities and those acquired through purchase transactions. FAS 122 requires that an entity which sells or securitizes loans while retaining the mortgage servicing rights applicable to the loans, allocate a portion of the costs of acquiring/originating the loans to mortgage servicing rights based on their relative fair values. The resulting asset is then amortized and evaluated for impairment. The Company is studying the applicability of FAS 122 to its loan originations, only a small portion of which are mortgages.

     In October 1995 the Board adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which provides that companies adopt a method of accounting for stock compensation awards based on estimated fair value at the date the awards are granted using an accepted pricing model. The resulting charge to income is recognized over the period during which the options or awards vest. The Board encourages recognition of such expense in the statement of income but does not require it. If expense is not recorded in the financial statements, FAS 123 requires pro forma disclosures regarding the effects on net income and earnings per share had expense been recognized.

     Management is evaluating the potential effects on the Company's financial statements of adoption of these statements, each of which the Company must adopt in fiscal 1997. While such evaluation is not complete, management currently does not expect adoption of the statements will have a material effect on its financial condition or results of operations.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

------------------------------------
  CONSOLIDATED STATEMENT OF INCOME
------------------------------------
(in thousands except per share data)

                                                                    Year ended September 30,
                                                             -------------------------------------
                                                              1995           1994           1993
                                                             -------------------------------------
Revenues
  Net sales                                                  $741,521       $595,127      $422,103
  Financial services income (Note 4)                           61,995         56,771        50,051
  Other income (Note 5)                                        17,896         12,712        11,582
                                                             -------------------------------------
      Total revenues                                          821,412        664,610       483,736
                                                             -------------------------------------
Costs and expenses
  Cost of sales                                               543,320        441,364       316,974
  Selling, general and administrative expenses
    Non-financial services (Note 3)                           165,290        128,516        85,382
    Financial services                                         12,799          8,127         6,748
  Provision for losses on credit sales (Note 6)                 2,109          5,485         6,945
  Interest expense
    Non-financial services                                      2,259          1,149         1,706
    Financial services                                         22,638         23,260        25,054
                                                             -------------------------------------
      Total costs and expenses                                748,415        607,901       442,809
                                                             -------------------------------------
Income before income taxes                                     72,997         56,709        40,927
Provision for income taxes (Note 7)                            26,374         20,009        14,876
                                                             -------------------------------------
Net income                                                   $ 46,623       $ 36,700      $ 26,051
                                                             =====================================
Pro forma information (unaudited) (Note 2)
  Historical income before income taxes                      $ 72,997       $ 56,709      $ 40,927
  Pro forma provision for income taxes                         27,679         21,054        15,212
                                                             -------------------------------------
  Pro forma net income                                       $ 45,318       $ 35,655      $ 25,715
                                                             =====================================
Pro forma earnings per share (unaudited) (Note 2)

  Primary                                                    $   1.97       $   1.55      $   1.21
                                                             =====================================
  Fully diluted                                              $   1.97       $   1.55      $   1.18
                                                             =====================================

The accompanying notes are an integral part of the financial statements.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

------------------------------
  CONSOLIDATED BALANCE SHEET
------------------------------
(in thousands except share and per share data)

                                                                             September 30,
                                                                      --------------------------
                                                                         1995            1994
                                                                      --------------------------
Assets
Cash and cash equivalents                                             $   6,189        $  16,974
Receivables and investments (Notes 6 and 11)                            480,875          372,278
Inventories (Note 8)                                                    151,190           98,688
Properties and facilities, net of accumulated depreciation
  and amortization (Notes 9 and 11)                                     101,758           67,225
Deferred income taxes (Note 7)                                           15,546            7,403
Other assets                                                             27,082           27,829
                                                                      --------------------------
                                                                      $ 782,640        $ 590,397
                                                                      ==========================
Liabilities and shareholders' equity
Short-term borrowings (Note 10)                                       $ 154,400        $  25,000
Notes and bonds payable (Note 11)                                       198,812          207,990
Accounts payable and accrued liabilities (Note 12)                       87,405           68,284
Reserve for contingent liabilities (Note 6)                               3,184            3,827
Other long-term obligations                                              20,431            8,966

Shareholders' equity (Notes 13 and 14)
   Common stock, $.50 par value; 100,000,000 shares authorized;
     22,171,000 and 22,010,000 shares issued and outstanding             11,086           11,005
   Additional paid-in capital                                           149,482          148,125
   Retained earnings                                                    160,000          117,200
                                                                      --------------------------
                                                                        320,568          276,330
   Unearned ESOP shares (Note 15)                                        (2,160)              --
                                                                      --------------------------
     Total shareholders' equity                                         318,408          276,330

Contingencies (Note 6)
                                                                      --------------------------
                                                                      $ 782,640        $ 590,397
                                                                      ==========================

The accompanying notes are an integral part of the financial statements.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

----------------------------------------
  CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------
(in thousands)

                                                                              Year ended September 30,
                                                                      --------------------------------------
                                                                        1995           1994          1993
                                                                      --------------------------------------
Operating activities
   Net income                                                         $ 46,623       $ 36,700      $ 26,051
   Items not requiring (providing) cash
     Depreciation and amortization                                       8,278          5,526         5,069
     Deferred income taxes                                              (7,060)        (5,413)       (4,014)
     Provision for losses on credit sales                                2,109          5,485         6,945
     Gain on sale of manufactured housing communities                       --             --        (1,636)
     Other                                                                  --            697           699
     (Increase) in other receivables                                   (21,617)        (5,162)       (5,549)
     (Increase) in inventories                                         (52,502)       (36,660)      (11,991)
     Increase in accounts payable and accrued liabilities               19,121         11,834        20,890
     Increase in other long-term obligations                            11,465          5,467         1,328
                                                                      --------------------------------------
         Cash provided by operations                                     6,417         18,474        37,792
     Loans originated                                                 (486,601)      (343,733)     (211,860)
     Purchase of loan portfolios                                            --           (604)      (28,337)
     Sale of loans                                                     362,296        362,982        85,683
     Principal receipts on loans                                        34,915         44,913        43,550
                                                                      --------------------------------------
         Cash provided (used) by operating activities                  (82,973)        82,032       (73,172)
                                                                      --------------------------------------
Investing activities
   Additions to properties and facilities                              (41,870)       (28,225)      (14,069)
   Proceeds from sales of manufactured housing communities                  --             --         6,194
   Other                                                                (1,619)        (6,661)       (3,066)
                                                                      --------------------------------------
       Cash (used) by investing activities                             (43,489)       (34,886)      (10,941)
                                                                      --------------------------------------
Financing activities
   Net borrowings (repayments) on short-term credit facilities         129,400         (1,882)       24,886
   Issuance of notes and bonds payable                                  29,890          2,093        58,555
   Payments on notes and bonds                                         (41,228)       (56,436)      (45,942)
   Cash dividends                                                       (1,712)        (1,635)       (1,482)
   Proceeds from exercise of stock options                               1,438          1,950         3,623
   Proceeds from sale of common stock                                       --             --        53,602
   Redemption of preferred stock                                            --         (1,150)       (1,150)
   Cash dividends to shareholders of acquired company                   (2,111)        (1,348)         (443)
                                                                      --------------------------------------
       Cash provided (used) by financing activities                    115,677        (58,408)       91,649
                                                                      --------------------------------------
Net increase (decrease) in cash and cash equivalents                   (10,785)       (11,262)        7,536
Cash and cash equivalents
   Beginning of year(*)                                                 16,974         28,236        21,632
                                                                      --------------------------------------
   End of year                                                        $  6,189       $ 16,974      $ 29,168
                                                                      ======================================

* The beginning cash balance for 1994 does not agree to the ending balance for 1993 because of the differing accounting periods used by Oakwood and Golden West. See Note 1.

The accompanying notes are an integral part of the financial statements.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

-----------------------------------
  CONSOLIDATED STATEMENT OF
  CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------
(in thousands except per share data)

                                                       Shares outstanding                          Additional              Unearned
                                                      -------------------     Preferred B Common     paid-in    Retained     ESOP
                                                      Preferred B  Common       stock     stock      capital    earnings    shares
                                                      ------------------------------------------------------------------------------
Balance at September 30, 1992                             12       14,665    $ 3,000     $ 7,332    $ 46,757    $ 59,677    ($1,019)
   Net income                                             --           --         --          --          --      26,051         --
   Exercise of stock options                              --          418         --         209       3,414          --         --
   Sale of common stock                                   --        2,875         --       1,437      52,165          --         --
   Conversion of debentures                               --        3,851         --       1,926      42,090          --         --
   Redemption of preferred stock                         (12)          --     (3,000)         --       1,850          --         --
   Cost of ESOP shares allocated                          --           --         --          --          --          --        240
   Cash dividends ($.08 per share)                        --           --         --          --          --      (1,482)        --
   Cash dividends to shareholders of
     acquired company                                     --           --         --          --          --        (443)        --
                                                      ------------------------------------------------------------------------------
Balance at September 30, 1993                             --       21,809         --      10,904     146,276      83,803       (779)
   Net income                                             --           --         --          --          --      36,700         --
   Less: net income of Golden West
     for the three months ended
     December 25, 1993 (Note 1)                           --           --         --          --          --        (320)        --
   Exercise of stock options                              --          201         --         101       1,849          --         --
   Cost of ESOP shares allocated                          --           --         --          --          --          --        779
   Cash dividends ($.08 per share)                        --           --         --          --          --      (1,635)        --
   Cash dividends to shareholders of
     acquired company                                     --           --         --          --          --      (1,348)        --
                                                      ------------------------------------------------------------------------------
Balance at September 30, 1994                             --       22,010         --      11,005     148,125     117,200         --
   Net income                                             --           --         --          --          --      46,623         --
   Exercise of stock options                              --          161         --          81       1,357          --         --
   Purchase of ESOP shares                                --           --         --          --          --          --     (2,398)
   Cost of ESOP shares committed
     to be released                                       --           --         --          --          --          --        238
   Cash dividends ($.08 per share)                        --           --         --          --          --      (1,712)        --
   Cash dividends to shareholders of
     acquired company                                     --           --         --          --          --      (2,111)        --
                                                      ------------------------------------------------------------------------------
Balance at September 30, 1995                             --       22,171    $    --     $11,086    $149,482    $160,000    ($2,160)
                                                      ==============================================================================

The accompanying notes are an integral part of the financial statements.

OAKWOOD HOMES CORPORATION AND SUBSIDIARIES

-------------------------
  NOTES TO CONSOLIDATED
  FINANCIAL STATEMENTS
-------------------------

NOTE 1--BASIS OF PRESENTATION

On June 30, 1995 Oakwood Homes Corporation ("Oakwood") acquired Destiny Industries, Inc. ("Destiny"), and on September 30, 1994 Oakwood acquired Golden West Homes ("Golden West"). Each of these acquisitions has been accounted for as a pooling of interests as described in Note 3. The accompanying financial statements reflect the combined results of operations and financial position of Oakwood, Destiny and Golden West for all periods presented.

     Prior to its acquisition by Oakwood, Golden West utilized a 52/53 week year ending in December. For accounting convenience, the accompanying financial statements for the year ended September 30, 1993 have not been adjusted to conform Golden West's accounting year to the September 30 year used by Oakwood and Destiny. Amounts set forth in the accompanying financial statements for 1993 reflect the results of operations of Oakwood and Destiny for the twelve months ended September 30, 1993, and the results of operations of Golden West for the twelve months ended December 1993. Accordingly, Golden West's results of operations for the three months ended December 25, 1993 have been reflected in the accompanying financial statements for both 1994 and 1993, and such results of operations have been reflected as a reduction in the opening balance of retained earnings for the year ended September 30, 1994 in the accompanying statement of changes in shareholders' equity.

     The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries, including Destiny and Golden West (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Retail financing

A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation, or, to a much lesser extent, by third party financial institutions.

     The Company finances its lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs") or, for certain FHA-insured loans, using collateralized mortgage obligations issued under authority granted to the Company by the Government National Mortgage Association ("GNMA"). Indebtedness of the Company secured by loans, including REMIC securitizations completed prior to fiscal 1993 when the Company adopted sales accounting for its REMICs, is reflected in the financial statements as collateralized borrowings.

     REMIC securitizations consummated in fiscal 1993 and thereafter and all GNMA securitizations are treated as sales of receivables. The Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the interests retained and the interests sold to investors based upon the estimated relative fair values of such interests; costs of marketing REMIC interests sold are charged to expense as incurred. The aggregate gains on securitization transactions have not been material.

     Effective October 1, 1994 the Company adopted Statement of Financial Accounting Standards, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). REMIC residual interests retained by the Company following securitization are considered held to maturity under the provisions of FAS 115 and are carried at amortized cost; retained regular REMIC interests are considered available for sale and are carried at their estimated fair values. The Company has no securities held for trading purposes. Prior to adoption of FAS 115, both regular and residual REMIC interests retained by the Company were carried at amortized cost.

     Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts and plus unamortized premiums. Loans held for sale are carried at the lower of cost or market.


Revenue recognition--manufactured housing

The Company records a retail sale upon passage of title to the home to the customer and, in the case of credit sales, upon execution of the loan agreement and other required documentation and receipt of a designated minimum down payment. Homes sold to independent dealers are manufactured to order; the Company recognizes a sale upon completion and transfer of title to the home.

     The Company receives an agent's commission on insurance policies issued by unrelated insurance companies. Insurance commissions are recognized in income at the time the policies are written.

     The Company receives an endorsement fee from certain unrelated financial institutions in exchange for guaranteeing loans sold to such institutions. Endorsement fees are recognized on the level yield method over the life of the related loans; such fees relate principally to loans sold prior to 1990 when the Company substantially ceased selling loans on a full recourse basis.

Revenue recognition--financial services

Interest income on loans is recognized in accordance with the terms of the loans (principally 30 day accrual). The Company retains servicing rights for substantially all loans it originates, except for loans sold without recourse. Servicing fee income is recognized as earned. Income on retained REMIC residual interests, net of associated credit losses, is recorded as earned using the level yield method over the period such interests are outstanding.

     The Company periodically purchases portfolios of loans. The Company adds to the reserve for losses on credit sales an estimate of future credit losses on such loans and includes such amount as a component of the purchase price of the acquired portfolios. The difference between the aggregate purchase price of the acquired portfolios and the aggregate principal balance of the loans included therein, representing discount or premium on the loans, is amortized to income over the life of the loans using the level yield method.


Interest rate risk management

The Company periodically enters into off-balance sheet financial agreements, principally forward contracts to enter into interest rate swaps, in order to hedge the sales price of REMIC interests to be sold in securitization transactions. The net settlement proceeds or cost from termination of the contracts is included in the determination of gain or loss on the sale of the REMIC interests.


Inventories

Inventories are valued at the lower of cost or market, with cost determined using the specific identification method for new and used manufactured homes and the first-in, first-out method for all other items.


Properties and facilities

Properties and facilities are carried at cost less accumulated depreciation and amortization. The Company provides depreciation and amortization using principally the straight-line method over the assets' estimated useful lives, which are as follows:

                                                      Estimated
Classification                                      useful lives
----------------------------------------------------------------
Land improvements                                    3-20 years
Buildings and field sales offices                    8-50 years
Furniture, fixtures and equipment                    2-10 years
Leasehold improvements                               3-10 years
Manufactured housing communities                    10-20 years


Income taxes

Effective October 1, 1993 Oakwood adopted prospectively the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires use of the asset and liability method to account for deferred income taxes. Prior to 1994, Oakwood accounted for income taxes using the deferred method. The excess of Oakwood's aggregate net deferred income tax asset as of October 1, 1993, computed using the asset and liability method, over the aggregate net deferred income tax asset as of September 30, 1993, computed using the deferred method, was approximately $214,000 ($.01 per share) and has been reflected as a reduction in the provision for income taxes for 1994. Golden West utilized the asset and liability method for all periods presented. The Company's results of operations for 1993 would not have been materially different had Oakwood adopted FAS 109 as of the beginning of that year.


Reserve for losses on credit sales

The Company maintains reserves for estimated credit losses on loans held for investment or sold to third parties with full or limited recourse. The Company provides for losses on credit sales in amounts necessary to maintain the reserves at amounts the Company believes are sufficient to provide for future losses based upon the Company's historical loss experience, current economic conditions and an assessment of current portfolio performance measures.

     During fiscal 1995 the Company began presenting the effects of current and anticipated future credit losses relating to retained REMIC residual interests as an element of financial services income as opposed to including such effects in the provision for credit losses. Amounts previously reported for 1994 have been reclassified to conform to the basis of presentation adopted in 1995.


Unaudited pro forma information

Prior to its acquisition by the Company, Destiny was an S corporation, and accordingly its earnings were includable in the income tax returns of its former shareholders. As a consequence, Destiny's financial statements did not reflect a provision for income taxes for periods prior to its acquisition by the Company. The pro forma provision for income taxes and pro forma net income set forth in the statement of income reflect the Company's provision for income taxes on a pro forma basis assuming Destiny's results of operations had been included in the Company's income tax returns for preacquisition periods. Deferred income taxes relating to Destiny's assets and liabilities as of the acquisition date were not material and have been charged to the provision for income taxes for the year ended September 30, 1995.

     The pro forma provision for income taxes and amounts derived therefrom are unaudited.


Earnings per share

Primary earnings per share is computed by dividing pro forma net income by the weighted average number of common and dilutive common equivalent shares outstanding during the year. The weighted average number of shares used in the computation of primary earnings per share was 22,999,000, 22,992,000 and 21,166,000 in 1995, 1994 and 1993, respectively. Fully diluted earnings per share is computed by dividing pro forma net income, adjusted for interest accruing on the convertible subordinated debentures, net of income taxes, by the sum of the weighted average number of common and dilutive common equivalent shares outstanding and the number of common shares into which the convertible subordinated debentures could be converted during periods in which such convertible securities were outstanding. During 1993 the Company called for redemption of all the outstanding convertible subordinated debentures as described in Note 13. The weighted average number of shares used in the computation of fully diluted earnings per share was 23,056,000, 23,005,000 and 22,027,000 in 1995, 1994 and 1993, respectively. The dilutive effect of stock options is computed using the treasury stock method.

     Because the Company's historical results of operations do not reflect a provision for income taxes on Destiny's earnings for preacquisition periods, historical earnings per share amounts are not meaningful and accordingly have been omitted.


Cash and cash equivalents

Short-term investments having initial maturities of three months or less are considered cash equivalents.


Reclassifications

Certain amounts previously reported for 1994 and 1993 have been reclassified to conform to classifications used in 1995.


NOTE 3--ACQUISITIONS

On June 30, 1995 Oakwood completed its business combination with Destiny. Oakwood issued 925,000 shares of its common stock in exchange for all the outstanding common stock of Destiny (an exchange ratio of approximately 9.25 Oakwood common shares for each outstanding Destiny common share).

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

     These business combinations have been accounted for as poolings of interests, and accordingly the accompanying financial statements reflect the combined results of operations and financial position of Oakwood, Destiny and Golden West for all periods presented, as more fully described in Note 1.

     Summary results of operations for Oakwood (including Golden West) and Destiny for periods prior to the Destiny acquisition are set forth below. Gross profit recorded by Destiny on sales to Oakwood in preacquisition periods has been eliminated with respect to homes in Oakwood's inventory as of the combination date.

                                Nine months           Year ended
                               ended June 30,        September 30,
                              1995 (unaudited)     1994        1993
                              ---------------------------------------
                                           (in thousands)

Net sales
  Oakwood                        $451,249        $506,187    $350,441
  Destiny                          71,471          88,940      71,662
                                 ------------------------------------
                                 $522,720        $595,127    $422,103
                                 ====================================
Income before income taxes
  Oakwood                        $ 45,691        $ 53,923    $ 40,031
  Destiny                           3,520           2,786         896
                                 ------------------------------------
                                 $ 49,211        $ 56,709    $ 40,927
                                 ====================================
Pro forma net income
  Oakwood                        $ 28,100        $ 33,914    $ 25,155
  Destiny                           2,215           1,741         560
                                 ------------------------------------
                                 $ 30,315        $ 35,655    $ 25,715
                                 ====================================

     Costs incurred by Oakwood and Destiny in completing the business combination totalling approximately $150,000 (approximately $.01 per share, after tax) have been charged to operations in 1995 and are included in selling, general and administrative expenses.

     Oakwood incurred approximately $500,000 of costs and expenses directly related to completing the Golden West acquisition. In addition, Golden West incurred approximately $800,000 of costs relating to completion of the acquisition and relating to Golden West's planned initial public offering of common stock, which was terminated in connection with the business combination with Oakwood. The aggregate amount of these costs of approximately $1.3 million ($973,000 net of income taxes, or $.04 per share) has been charged to operations in 1994 and is included in selling, general and administrative expenses.

NOTE 4--FINANCIAL SERVICES BUSINESSES

The Company's financial services businesses include Oakwood Acceptance Corporation ("Oakwood Acceptance"), which purchases a substantial portion of the loans originated by the Company's retail operations and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued non-recourse notes secured by specific pools of loans. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Oakwood Financial Corporation ("Oakwood Financial") is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Oakwood Life Ltd. ("OLL") reinsures risk on credit life insurance policies written by an unrelated insurance company in connection with sales of Company products.

     The aggregate principal balance of loans sold to third parties, including securitization transactions in which the Company retained an interest, was approximately $368 million in 1995, $380 million in 1994 and $92 million in 1993.

     Oakwood Acceptance's servicing portfolio totalled approximately $1.2 billion and $843 million at September 30, 1995 and 1994, respectively, of which approximately $787 million and $509 million, respectively, represented loans owned by REMIC trusts treated as sales of receivables and other loans sold to third parties.

     Condensed financial information for the Company's financial services businesses is set forth below:
                                       1995         1994        1993
                                      -------------------------------
                                               (in thousands)
Statement of income
Revenues
  Interest income                     $38,185     $44,162     $42,307
  Servicing fees                       12,202       7,091       4,913
  REMIC residual income                 7,212       3,167         754
  Credit life insurance premiums        2,263       1,748       1,172
  Gain on sale of securities              776          20         354
  Other                                 1,357         583         551
                                      -------------------------------
      Total revenues                   61,995      56,771      50,051
                                      -------------------------------
Costs and expenses
  Interest expense                     31,142      32,066      30,541
  Other operating expenses             12,799       8,127       6,748
  Provision for losses
    on credit sales                     2,109       5,485       6,945
                                      -------------------------------
      Total costs and expenses         46,050      45,678      44,234
                                      -------------------------------
Income before intercompany
  interest elimination
  and income taxes                     15,945      11,093       5,817
Add: intercompany interest expense      8,504       8,806       5,487
                                      -------------------------------
Income before income taxes            $24,449     $19,899     $11,304
                                      ===============================


                                               1995           1994
                                             -----------------------
                                                  (in thousands)
Balance sheet
Loans                                        $405,166       $324,472
REMIC regular interests                        28,133         22,811
REMIC residual interests                       20,599          6,628
Other assets                                   23,364         21,596
                                             -----------------------
  Total assets                               $477,262       $375,507
                                             =======================
Short-term borrowings                        $124,400       $ 15,000
Notes payable secured by loans                127,650        155,709
Unearned insurance premiums                     3,510          2,107
Due to affiliates                             129,155        155,530
Reserve for contingent liabilities              3,184          3,827
Other liabilities                               2,854          1,330
Parent company's investment                    86,509         42,004
                                             -----------------------
  Total liabilities and parent
    company's investment                     $477,262       $375,507
                                             =======================

     Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:
                                        1995         1994         1993
                                      ----------------------------------
                                                (in thousands)
Statement of income
Revenues
  Net sales                           $741,521     $595,127     $422,103
  Equity in income of financial
    services businesses                 24,449       19,899       11,304
  Other income                          18,331       12,955       11,773
                                      ----------------------------------
    Total revenues                     784,301      627,981      445,180
                                      ----------------------------------
Costs and expenses
  Cost of sales                        543,320      441,364      316,974
  Selling, general and
    administrative expenses            165,725      128,759       85,573
  Interest expense                       2,259        1,149        1,706
                                      ----------------------------------
    Total costs and expenses           711,304      571,272      404,253
                                      ----------------------------------
Income before income taxes              72,997       56,709       40,927
Pro forma provision
  for income taxes                      27,679       21,054       15,212
                                      ----------------------------------
Pro forma net income                  $ 45,318     $ 35,655     $ 25,715
                                      ==================================

                                                  1995         1994
                                                ---------------------
                                                   (in thousands)
Balance sheet
Current assets
  Cash and cash equivalents                     $  4,974     $ 14,234
  Receivables                                     17,848       13,677
  Inventories                                    151,190       98,688
  Prepaid expenses                                 2,649        2,333
                                                ---------------------
    Total current assets                         176,661      128,932
Properties and facilities                        100,108       66,185
Investment in and advances to
  financial services businesses                  215,664      197,534
Other assets                                      28,609       19,393
                                                ---------------------
                                                $521,042     $412,044
                                                =====================
Current liabilities
  Short-term borrowings                         $ 30,000     $ 10,000
  Current maturities of long-term debt             6,731          814
  Accounts payable and accrued liabilities        84,551       66,573
                                                ---------------------
    Total current liabilities                    121,282       77,387
  Long-term debt                                  64,431       51,467
  Other long-term obligations                     16,921        6,860
  Shareholders' equity                           318,408      276,330
                                                ---------------------
                                                $521,042     $412,044
                                                =====================


NOTE 5--OTHER INCOME

The components of other income are as follows:

                                     1995           1994          1993
                                    -----------------------------------
                                               (in thousands)
Insurance commissions               $10,198       $ 7,012       $ 4,618
Endorsement fees                      1,151         1,172         1,482
Investment income                     1,047         1,114         1,000
Gain on sale of manufactured
  housing communities                    --            --         1,636
Other                                 5,500         3,414         2,846
                                    -----------------------------------
                                    $17,896       $12,712       $11,582
                                    ===================================


Note 6--Receivables and Investments

The components of receivables and investments are as follows:

                                                 1995          1994
                                               ----------------------
                                                   (in thousands)
Loans held for sale                            $244,593      $136,615
Loans held for investment                       173,545       198,396
Trade receivables                                 8,025         7,480
Accrued interest                                  3,521         3,472
Other receivables                                11,070         7,672
Less: reserve for uncollectible receivables      (8,611)      (10,796)
                                               ----------------------
      Total receivables                         432,143       342,839
Retained interests in REMIC
  securitizations treated as sales
  of receivables
    Regular interests, at amortized cost
      which approximates fair value              28,133        22,811
    Residual interests, at amortized cost        20,599         6,628
                                               ----------------------
      Total retained REMIC interests             48,732        29,439
                                               ----------------------
                                               $480,875      $372,278
                                               ======================

     The estimated principal receipts, including estimated prepayments, on loans held for investment are $26.4 million in 1996, $24.7 million in 1997, $23.0 million in 1998, $21.6 million in 1999 and $20.3 million in 2000.

     Loans in which the Company retains an interest, either directly by owning them or indirectly through the Company's retained interests in REMIC securitizations, are located in over forty states, with North Carolina, South Carolina, Virginia and Texas accounting for the majority of the loans. Because of the nature of the Company's retail business, loans are not concentrated with any single customer or among any group of customers. Trade receivables represent amounts due from Golden West and Destiny independent dealers, which are located principally in the Pacific Northwest and in the Southeast.

     Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $95 million as of September 30, 1995.

    The following table summarizes the transactions reflected in the reserve for losses on credit sales:

                                     1995           1994         1993
                                    -----------------------------------
                                              (in thousands)
Balance at beginning of year        $14,623       $12,477       $ 7,360
Provision for losses                  2,109         5,485         6,945
Reserve recorded related to
  acquired portfolios                    --         1,000         1,500
Losses charged to the reserve        (4,937)       (4,339)       (3,328)
                                    -----------------------------------
Balance at end of year              $11,795       $14,623       $12,477
                                    ===================================

     The reserve for losses on credit sales is reflected in the balance sheet as follows:

                                               1995          1994
                                              ---------------------
                                                 (in thousands)
Reserve for uncollectible receivables         $ 8,611       $10,796
Reserve for contingent liabilities              3,184         3,827
                                              ---------------------
                                              $11,795       $14,623
                                              =====================

     The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company before any losses are charged to REMIC interests sold to third party investors; such credit risk is considered in determining the carrying value of the investments and the Company's yield thereon.

     The Company has retained servicing on substantially all loans it has originated since 1989 with respect to which the Company has retained any credit risk.

     Golden West and Destiny are contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on payments by the retailer. Although Golden West and Destiny are contingently liable under these agreements, the risk of loss is spread over numerous retailers and financing institutions and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $52 million at September 30, 1995. Losses under these agreements have not been significant.


NOTE 7--INCOME TAXES

The components of the provision for income taxes are as follows:

                                     1995           1994         1993
                                    -----------------------------------
                                              (in thousands)
Current
  Federal                           $30,524       $23,404       $17,410
  State                               2,910         2,018         1,480
                                    -----------------------------------
                                     33,434        25,422        18,890
                                    -----------------------------------
Deferred
  Federal                            (6,449)       (5,078)       (3,517)
  State                                (611)         (335)         (497)
                                    -----------------------------------
                                     (7,060)       (5,413)       (4,014)
                                    -----------------------------------
Historical provision
  for income taxes                   26,374        20,009        14,876
Pro forma provision for income
  taxes on Destiny's earnings
  for preacquisition periods          1,305         1,045           336
                                    -----------------------------------
Pro forma provision for
  income taxes                      $27,679       $21,054       $15,212
                                    ===================================

     A reconciliation of the statutory federal income tax rate to the Company's historical and pro forma effective income tax rates follows:

                                        1995        1994         1993
                                        -----------------------------
Statutory federal income tax rate        35%         35%          35%
State income taxes, less federal
  income tax benefit                      2           2            2
Reduction in valuation allowance
  for deferred income tax assets         (1)         --           --
Other                                     2          --           --
                                        -----------------------------
Pro forma effective income tax rate      38          37           37
Effect of Destiny's preacquisition
  earnings includable in the
  income tax returns of its
  former shareholders                    (2)         (2)          --
                                        -----------------------------
Historical effective income tax rate     36%         35%          37%
                                        =============================

     Deferred income taxes includes the following components:

                                                1995         1994
                                              ---------------------
                                                  (in thousands)
Deferred income tax assets
  Reserve for losses on credit sales          $ 3,861       $ 5,364
  REMIC residual interests                      4,426           800
  Accrued liabilities                           7,470         3,341
  Net operating loss carryforward               1,829         2,100
  Inventories                                     867           413
  Alternative minimum tax
    credit carryforward                           144           341
  Other                                           777           622
                                              ---------------------
    Gross deferred income tax assets           19,374        12,981
                                              ---------------------
Deferred income tax liabilities
  Properties and facilities                    (2,344)       (2,001)
  Deferred installment sale income                 --          (475)
  Discounts on acquired portfolios               (424)         (426)
  Other                                        (1,060)         (576)
                                              ---------------------
    Gross deferred income tax liabilities      (3,828)       (3,478)
                                              ---------------------
Valuation allowance for deferred
  income tax assets                                --        (2,100)
                                              ---------------------
  Net deferred income tax asset               $15,546       $ 7,403
                                              =====================

     During 1995 the Company recognized an income tax benefit of approximately $2.1 million relating to net operating loss carryforwards, of which approximately $1,083,000 was applied to reduce to zero the excess of cost over fair value of net assets acquired and $1,017,000 was credited to the provision for income taxes. At September 30, 1995 the remaining net operating loss carryforward is approximately $5,425,000 for federal income tax purposes. Utilization of such carryforward is dependent upon the realization of taxable income by Golden West, and such utilization is limited to a maximum of approximately $775,000 annually through 2002.

     Income tax payments were approximately $27.4 million, $24.8 million and $13.8 million in 1995, 1994 and 1993, respectively.


NOTE 8--INVENTORIES

The components of inventories are as follows:

                                               1995          1994
                                             ----------------------
                                                 (in thousands)
Manufactured homes                           $136,457       $84,218
Work-in-progress, materials and supplies       12,691        12,936
Land/homes under development                    2,042         1,534
                                             ----------------------
                                             $151,190       $98,688
                                             ======================


NOTE 9--PROPERTIES AND FACILITIES

The components of properties and facilities are as follows:

                                                1995         1994
                                             ----------------------
                                                  (in thousands)
Land and land improvements                   $ 16,013      $ 14,500
Buildings and field sales offices              48,255        35,484
Furniture, fixtures and equipment              45,948        29,467
Leasehold improvements                          6,185         4,335
Manufactured housing communities               16,735         8,920
                                             ----------------------
                                              133,136        92,706
Less: accumulated depreciation
  and amortization                            (31,378)      (25,481)
                                             ----------------------
                                             $101,758      $ 67,225
                                             ======================

     Depreciation and amortization of properties and facilities was approximately $7,337,000, $4,741,000 and $4,116,000 in 1995, 1994 and 1993,
respectively.


NOTE 10--SHORT-TERM CREDIT FACILITIES

The Company has a $130 million line of credit facility with a group of commercial banks secured by loans held for sale, with interest payable at either LIBOR plus 1% or prime. The Company has a $75 million line of credit with a commercial bank secured by manufactured housing inventory with interest payable at either LIBOR plus 1% or prime.

NOTE 11--NOTES AND BONDS PAYABLE

The components of notes and bonds payable are as follows:

                                                                                                           1995               1994
                                                                                                         ---------------------------
                                                                                                               (in thousands)
Non-financial services debt
  9% reset debentures due 2007                                                                           $ 22,953           $ 23,000
  9.125% reset debentures due 2007                                                                         16,975             17,000
  Term loan payable in quarterly installments through 1998, with interest at LIBOR plus 1.5%               12,000                 --
  Capitalized aircraft lease payable in monthly installments through
    2000, with interest at LIBOR plus .75%                                                                  6,292                 --
  Industrial revenue bonds due in annual installments through 2011, with interest at a variable rate
  (4.55% and 4.2% at September 30, 1995 and September 30, 1994, respectively)                               4,900              5,100
  Industrial revenue bond due in installments through 2001, with
    interest at 73% of the lender's prime rate                                                              2,350              2,450
  Other mortgage notes at interest rates ranging from
    8% to 9%, payable in varying installments through 2006                                                  2,784              3,354
  ESOP note payable in quarterly installments through 2000, with interest at LIBOR plus 1.25%               2,160                 --
  Note payable in monthly installments through November 1998, with interest
    at LIBOR plus 1.50% (prime plus .75% prior to 1995)                                                       748                977
  Other                                                                                                        --                400
                                                                                                         ---------------------------
        Total non-financial services debt                                                                  71,162             52,281
                                                                                                         ---------------------------
Financial services debt collateralized by loans
  Nonrecourse debt
    Notes issued by Oakwood Funding Corporation, payable in monthly installments through May 2001, with interest at an average rate of 8.89%
      (8.99% at September 30, 1994)                                                                        39,130             54,784
    REMIC Trust 1990 subordinated certificates payable in monthly
      installments through September 2001, with interest at 10.1%                                          12,854             15,123
    REMIC Trust 1992-1 certificates payable in monthly installments
      through April 2001 with interest at 8.86%                                                            12,482             15,676
    REMIC Trust 1991-1 certificates payable in monthly installments
      through September 1999 with interest at 9.5%                                                          7,453             10,313
    Subordinated note payable with interest payable monthly
      at 12.58%, amortizing in 1998 through 2001                                                            8,350              8,350
    REMIC Trust 1988-1 certificates payable through 1995 with interest at 10.1%                                --              1,446
                                                                                                         ---------------------------
      Total nonrecourse debt                                                                               80,269            105,692
                                                                                                         ---------------------------
  Recourse debt
    Term loans payable in monthly installments through December 2000, with interest at rates ranging from LIBOR plus 1.375% to prime plus .5%
      (LIBOR plus 2% to prime plus .5% at September 30, 1994)                                              29,799             28,223
    Subordinated note with interest payable monthly at 10.51%, amortizing in 2001 through 2004             12,954             12,954
    Notes payable in quarterly installments through December 1998, with interest at 10.25%                  4,628              8,840
                                                                                                         ---------------------------
      Total recourse debt                                                                                  47,381             50,017
                                                                                                         ---------------------------
        Total financial services debt                                                                     127,650            155,709
                                                                                                         ---------------------------
                                                                                                         $198,812           $207,990
                                                                                                         ===========================

     The interest rates on the reset debentures will reset on June 1, 1997 and June 1, 2002 to a rate to be determined by the Company in its sole discretion. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial ownership in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of either interest reset date. The reset debentures are callable at the option of the Company at 101% of par and at par beginning June 1, 1996.

     The payment of notes collateralized by loans and REMIC certificates generally is based on the scheduled monthly payment and actual prepayments of principal on the loans collateralizing the notes or held by the REMIC trusts. Under the provisions of certain note agreements and the trust indentures of each REMIC trust, the notes and REMIC certificates are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt or held by the REMIC trusts. Such collateral had an aggregate carrying value of approximately $174 million at September 30, 1995.

     In connection with the issuance of certain indebtedness, the Company incurred certain costs and discounts which are being amortized over the life of the related obligations using the level yield method. The unamortized portion of these costs, which is included in other assets, was approximately $2,881,000 and $4,014,000 at September 30, 1995 and 1994, respectively. Land, land improvements, buildings and equipment with a net book value of approximately $26 million are pledged as collateral for the $12 million term loan, the mortgage notes and the industrial revenue bonds. The $4.9 million industrial revenue bond is also secured by a letter of credit provided by a major bank through 1996.

     The estimated principal payments under notes and bonds payable are $37 million in 1996, $34 million in 1997, $28 million in 1998, $20 million in 1999, $15 million in 2000 and the balance thereafter. Interest paid by the Company was approximately $24.3 million in 1995, $23.9 million in 1994 and $26.5 million in 1993.

     Various of the Company's debt agreements and loan servicing agreements contain covenants which, among other things, require the Company and/or Oakwood Acceptance to maintain certain minimum financial ratios. The Company and Oakwood Acceptance were in compliance with all such covenants at September 30, 1995.


NOTE 12--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

                                                1995          1994
                                              ----------------------
                                                   (in thousands)
Accounts payable                              $47,705        $36,195
Accrued compensation                           17,778         12,980
Accrued dealer volume bonus                     3,792          4,260
Income taxes payable                            7,607          2,608
Other accrued liabilities                      10,523         12,241
                                              ----------------------
                                              $87,405        $68,284
                                              ======================


NOTE 13--SHAREHOLDERS' EQUITY

The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock ("Preferred Stock") at an exercise price of $40. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.

     In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a market value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.01 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2001.

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

     In fiscal 1993 the Company called for redemption two classes of convertible debentures. Of the outstanding principal balance at the redemption date, approximately $44.9 million was converted into 3,827,410 common shares and $.4 million was redeemed for cash. Primary earnings per share, computed assuming the convertible debentures had been converted into common stock as of the beginning of 1993, would have been $1.18 per share.


NOTE 14--STOCK OPTION AND AWARD PLANS

The Company has adopted the 1990 Long-Term Performance Plan under which 1,687,500 shares of the Company's common stock have been reserved for issuance to key employees. Awards or grants under the plan may be made in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock and restricted unit grants, and performance equity and performance unit grants.

     The Company also has adopted the 1990 Director Stock Option Plan under which 112,500 shares of the Company's common stock have been reserved for grant to non-employee directors of the Company. The exercise price of options granted is the fair market value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.

     The Company has a 1985 Nonqualified Stock Option Plan under which 585,937 shares of the Company's common stock were reserved for issuance to key employees. The plan authorizes two types of options--Book Value Stock Options and Fair Market Value Stock Options. The exercise price of Book Value Stock Options is the undiluted book value per common share as of the most recent quarter end prior to the date of exercise. Fair Market Value Stock Options may be granted with an exercise price of not less than 100% of the fair market value of the Company's common stock on the date of grant. When exercising a Book Value Stock Option, an employee is entitled to receive a loan from the Company for the exercise amount plus, at the discretion of the Board of Directors, an amount equal to any taxes payable by such employees as a result of such exercise.

     Compensation expense under these plans was approximately $2,017,000, $619,000 and $1,086,000 in 1995, 1994 and 1993, respectively.

     The following table summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:

                                          Number          Per share
                                        of shares       option price
                                        ----------------------------
Outstanding at September 30, 1992       1,960,520       $3.24-$13.63
Granted                                   109,034         9.38-25.50
Exercised                                (431,526)        3.47-11.94
Terminated                                (61,202)         8.76-9.38
                                        ---------
Outstanding at September 30, 1993       1,576,826         3.24-25.50
Granted                                   216,000        23.07-29.44
Exercised                                (144,378)        3.47-22.19
Terminated                                (14,500)       22.19-23.50
                                        ---------
Outstanding at September 30, 1994       1,633,948         3.24-29.44
Granted                                   176,000        21.44-27.56
Exercised                                (164,549)        3.47-29.44
Terminated                                (26,012)        6.66-27.13
                                        ---------
Outstanding at September 30, 1995       1,619,387         3.24-29.44
                                        =========
Exercisable at September 30, 1995         717,372         3.24-29.44
                                        =========
  Shares reserved for future grant
    September 30, 1994                    673,154
    September 30, 1995                    514,154


NOTE 15--EMPLOYEE BENEFIT PLANS

The Company maintains profit-sharing, employee stock ownership ("ESOP") and 401(k) plans in which substantially all employees who have met certain age and service requirements may participate. Contributions to the profit-sharing plan and ESOP are determined at the discretion of the Board of Directors; employees contributions to these plans are not permitted. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched by the Company on a sliding scale subject to certain limitations. Compensation cost under the profit-sharing and 401(k) plans was approximately $837,000, $806,000 and $588,000 in 1995, 1994 and 1993, respectively.

     During 1995 the Company loaned approximately $2,398,000 million to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable as a liability in the accompanying balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6. Compensation cost relating to shares acquired under similar arrangements prior to fiscal 1995 was measured using the shares allocated method; all of such shares were committed to being released on or before September 30, 1994. Total compensation cost under the plan was approximately $1,067,000, $1,471,000 and $440,000 in 1995, 1994 and 1993, respectively.

     At September 30, 1995 the ESOP held a total of 254,681 shares of the Company's common stock having a fair value of approximately $9 million. Of the total number of shares, 10,057 shares have been committed to be released, 91,443 shares are held in suspense and the balance, representing shares acquired using cash contributed to the ESOP in excess of its debt service requirements and shares acquired in prior years, have been allocated to plan participants.


NOTE 16--FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is a party to on- and off-balance sheet financial instruments as a result of its financing and funding activities. On-balance sheet financial assets include loans originated in conjunction with retail home sales, loans purchased from third parties, trade receivables arising from sales of homes to independent dealers and other receivables. The Company has estimated the fair value of consumer loans receivable by discounting the estimated future cash flows relating thereto using interest rates which approximate the interest rates charged by Oakwood Acceptance as of year end for loans of similar character and duration. Due to their short-term nature, the fair values of trade and other receivables approximates their carrying values.

     The Company estimates the fair value of retained regular and residual interests in REMIC securitizations treated as sales of receivables based upon default, prepayment and interest rate assumptions which management believes market participants would use for similar instruments. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies. Based on current estimates, management believes that the fair value of the Company's retained REMIC interests approximates their carrying values.

     On-balance sheet financial obligations consist of amounts outstanding under the Company's short-term credit facilities and notes and bonds payable. The Company estimates the fair values of debt obligations using rates currently offered to the Company for borrowings having similar character, collateral and duration or, in the case of the Company's outstanding reset debentures, by reference to quoted market prices.

     There were no outstanding forward interest rate agreements in place at September 30, 1995 and the amount of such agreements in place at September 30, 1994 was not material.

     The following table sets forth the carrying amounts and estimated fair values of the Company's on-balance sheet financial instruments at September 30, 1995 and 1994.

                                           1995                  1994
                                  --------------------------------------------
                                  Estimated   Carrying   Estimated    Carrying
                                  fair value   amount    fair value    amount
                                  --------------------------------------------
                                                (in thousands)
Assets
  Cash and cash equivalents        $  6,189   $  6,189    $ 16,974    $ 16,974
  Receivables and investments
    Loans held for sale             246,372    244,593     136,615     136,615
    Loans held for investment
      Fixed rate loans              173,135    160,732     194,682     183,784
      Variable rate loans            12,813     12,813      14,612      14,612
    Trade receivables                 8,025      8,025       7,480       7,480
    Other receivables                14,591     14,591      11,144      11,144
    Less: reserve for
      uncollectible receivables          --     (8,611)         --     (10,796)
    Retained REMIC
      regular interests              28,133     28,133      22,811      22,811
    Retained REMIC
      residual interests             20,599     20,599       6,628       6,628

Liabilities
  Short-term borrowings             154,400    154,400      25,000      25,000
  Notes and bonds payable
    Fixed rate obligations          144,389    139,641     173,072     172,057
    Variable rate obligations        59,171     59,171      35,933      35,933

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED)

The accompanying financial statements for 1994 and 1993 have been retroactively restated to include the financial position and results of operations of Destiny for all periods presented, as described in Notes 1 and 3. A summary of certain quarterly financial information (which, for 1994 and the first two quarters of 1995, differs from that previously reported due to the pooling of interests accounting method applied to the Destiny acquisition) follows:

                                                                    First        Second          Third         Fourth
                                                                   quarter       quarter        quarter        quarter        Year
                                                                  ------------------------------------------------------------------
                                                                                 (in thousands, except per share data)
1995
Net sales
  Oakwood and Golden West                                         $127,443      $143,925       $179,881       $198,138      $649,387
  Destiny                                                           22,046        25,066         24,359         20,663        92,134
                                                                  ------------------------------------------------------------------
    Combined                                                      $149,489      $168,991       $204,240       $218,801      $741,521
                                                                  ==================================================================
Gross profit
  Oakwood and Golden West                                         $ 34,203      $ 40,214       $ 51,504       $ 57,882      $183,803
  Destiny                                                            3,262         3,648          3,844          3,644        14,398
                                                                  ------------------------------------------------------------------
    Combined                                                      $ 37,465      $ 43,862       $ 55,348       $ 61,526      $198,201
                                                                  ==================================================================
Net income
  Oakwood and Golden West                                          $ 7,648       $ 9,116       $ 11,336       $ 14,612      $ 42,712
  Destiny                                                              811         1,254          1,455            391         3,911
                                                                  ------------------------------------------------------------------
    Combined                                                       $ 8,459      $ 10,370       $ 12,791       $ 15,003      $ 46,623
                                                                  ==================================================================
Pro forma net income
  Oakwood and Golden West                                          $ 7,648       $ 9,116       $ 11,336       $ 14,612      $ 42,712
  Destiny                                                              564           746            905            391         2,606
                                                                  ------------------------------------------------------------------
    Combined                                                       $ 8,212       $ 9,862       $ 12,241       $ 15,003      $ 45,318
                                                                  ==================================================================
Pro forma earnings per share
  Primary
    Oakwood and Golden West                                          $ .35         $ .41          $ .52          $ .64        $ 1.92
    Effect of Destiny                                                  .01           .02            .01            .01           .05
                                                                  ------------------------------------------------------------------
      As adjusted                                                    $ .36         $ .43          $ .53          $ .65        $ 1.97
                                                                  ==================================================================
  Fully diluted
    Oakwood and Golden West                                          $ .35         $ .41          $ .52          $ .64        $ 1.92
    Effect of Destiny                                                  .01           .02            .01            .01           .05
                                                                  ------------------------------------------------------------------
      As adjusted                                                    $ .36         $ .43          $ .53          $ .65        $ 1.97
                                                                  ==================================================================
1994
Net sales
  Oakwood and Golden West                                         $ 96,316      $111,677       $145,596       $152,598      $506,187
  Destiny                                                           19,379        23,520         23,144         22,897        88,940
                                                                  ------------------------------------------------------------------
    Combined                                                      $115,695      $135,197       $168,740       $175,495      $595,127
                                                                  ==================================================================
Gross profit
  Oakwood and Golden West                                         $ 26,899      $ 30,649       $ 40,958       $ 43,265      $141,771
  Destiny                                                            2,409         3,116          3,251          3,216        11,992
                                                                  ------------------------------------------------------------------
    Combined                                                      $ 29,308      $ 33,765       $ 44,209       $ 46,481      $153,763
                                                                  ==================================================================
Net income
  Oakwood and Golden West                                          $ 6,634       $ 7,460       $ 10,001        $ 9,819      $ 33,914
  Destiny                                                              507           749            868            662         2,786
                                                                  ------------------------------------------------------------------
    Combined                                                       $ 7,141       $ 8,209       $ 10,869       $ 10,481      $ 36,700
                                                                  ==================================================================
Pro forma net income
  Oakwood and Golden West                                          $ 6,634       $ 7,460       $ 10,001        $ 9,819      $ 33,914
  Destiny                                                              317           443            542            439         1,741
                                                                  ------------------------------------------------------------------
    Combined                                                       $ 6,951       $ 7,903       $ 10,543       $ 10,258      $ 35,655
                                                                  ==================================================================
Pro forma earnings per share
  Primary
    Oakwood and Golden West                                          $ .30         $ .34          $ .45          $ .45        $ 1.54
    Effect of Destiny                                                   --            --            .01             --           .01
                                                                  ------------------------------------------------------------------
      As adjusted                                                    $ .30         $ .34          $ .46          $ .45        $ 1.55
                                                                  ==================================================================
  Fully diluted
    Oakwood and Golden West                                          $ .30         $ .34          $ .45          $ .45        $ 1.54
    Effect of Destiny                                                   --            --            .01             --           .01
                                                                  ------------------------------------------------------------------
      As adjusted                                                    $ .30         $ .34          $ .46          $ .45        $ 1.55
                                                                  ==================================================================

NOTE 18--BUSINESS SEGMENT INFORMATION

The Company operates in two principal business. The manufactured housing segment includes the Company's retail and manufacturing operations. The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third party manufacturers. The Company's manufacturing operations sell the majority of its homes to the Company's retail operations, with a lesser portion distributed through independent dealers. The manufactured housing segment also includes the Company's communities development arm, which is engaged in developing both rental communities and manufactured housing subdivisions. Prior to fiscal 1995, the communities development operations were reported as a separate business segment. These operations have been combined with the manufactured housing segment in 1995 (with prior years' information similarly reclassified) because these operations have been redirected principally to a retail support role and are not significant to the Company's consolidated financial position and results of operations.

     The financial services segment provides retail financing to customers of the manufactured housing segment as well as to customers of independent retail dealers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The segment also reinsures credit life insurance risk on policies sold to retail customers.

     Segment operating income is income before general corporate expenses, non-financial interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.

                                        1995         1994         1993
                                      ----------------------------------
                                                (in thousands)
Revenues
  Manufactured housing(1)             $758,370     $606,725     $432,685
  Financial services                    61,995       56,771       50,051
  Investment income                      1,047        1,114        1,000
                                      ----------------------------------
                                      $821,412     $664,610     $483,736
                                      ==================================
Operating income
  Manufactured housing(1)(2)          $ 60,806     $ 48,812     $ 35,235
  Financial services                    24,449       19,899       11,304
                                      ----------------------------------
    Combined                            85,255       68,711       46,539
  Non-financial interest expense        (2,259)      (1,149)      (1,706)
  Investment income                      1,047        1,114        1,000
  General corporate expenses(3)        (11,046)     (11,967)      (4,906)
                                      ----------------------------------
    Income before income taxes        $ 72,997     $ 56,709     $ 40,927
                                      ==================================
Identifiable assets
  Manufactured housing                $286,147     $197,738     $138,065
  Financial services                   477,262      375,507      437,617
  General corporate                     19,231       17,152       21,268
                                      ----------------------------------
                                      $782,640     $590,397     $596,950
                                      ==================================
Depreciation and amortization
  Manufactured housing                 $ 5,683      $ 3,782      $ 3,841
  Financial services                       765          784          818
  General corporate                      1,830          960          410
                                      ----------------------------------
                                       $ 8,278      $ 5,526      $ 5,069
                                      ==================================
Capital expenditures
  Manufactured housing                $ 25,276     $ 23,911     $ 11,038
  Financial services                       956          511          680
  General corporate                     15,638        3,803        2,351
                                      ----------------------------------
                                      $ 41,870     $ 28,225     $ 14,069
                                      ==================================

(1) Includes a gain of approximately $1.6 million in 1993 from the sale of manufactured housing communities

(2) Includes one-time charges of approximately $663,000 in 1995 relating to the sale of a manufactured housing facility

(3) Includes one-time charges of approximately $537,000 in 1995 relating to downsizing corporate overhead staff at Golden West and $150,000 for costs associated with the Destiny acquisition; includes one-time charges of approximately $1.3 million in 1994 for costs relating to the Golden West acquisition

-------------------------------------
  REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------

                                                     Price Waterhouse LLP [LOGO]

To the Board of Directors and Shareholders of Oakwood Homes Corporation

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Golden West Homes, a wholly-owned subsidiary, which statements reflect total revenues of $89,564,000 for the year ended December 25, 1993 (see Note 1). We also did not audit the financial statements of Destiny Industries, Inc., a wholly-owned subsidiary, which statements reflect total assets of $15,210,000 at October 1, 1994 and total revenues of $89,080,000 and $71,766,000 for the years ended October 1, 1994 and October 2, 1993, respectively (see Note 1). Those statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Golden West Homes and for Destiny Industries, Inc., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Winston-Salem, North Carolina
October 31, 1995


-----------------------
  COMMON STOCK PRICES
-----------------------

                    1995                       1994                      1993                       1992                    1991
------------------------------------------------------------------------------------------------------------------------------------
Quarter        High       Low             High       Low            High       Low             High       Low          High     Low
------------------------------------------------------------------------------------------------------------------------------------
First         26 5/8     20 3/4          28 5/8     22 5/8         21 3/8     13              11          7 5/8        6       4 1/8

Second        27         21 3/4          29 3/4     20 3/8         23 1/2     17 1/2          16 1/2     10 1/8        9 5/8   5 3/4

Third         27 1/8     23 1/4          23 3/4     19 1/4         21 1/4     17 1/4          15 3/4     10 1/8       10 1/8   6 3/4

Fourth        36 3/8     25 7/8          29 1/8     22 3/8         26 1/8     20 3/4          15         10 1/2        9 3/8   6 7/8


------------------------
  DIVIDEND INFORMATION
------------------------

The Company declared a cash dividend of $.02 per common share during each of the eight quarters in the period ended September 30, 1995.

SHAREHOLDER INFORMATION GUIDE

DIRECTORS

Ralph L. Darling
Elected 1971
Chairman

Nicholas J. St. George
Elected 1972
President and
Chief Executive Officer

A. Steven Michael
Elected 1992
Executive Vice President and
Chief Operating Officer

C. Michael Kilbourne
Elected 1995
Executive Vice President and
Chief Financial Officer

Robert D. Harvey, Sr.
Elected 1984
Vice President Administration

Clarence W. Walker*
Elected 1971
Partner, Kennedy Covington
Lobdell & Hickman, L.L.P.
Attorneys at Law

Kermit G. Phillips, II*
Elected 1979
Chairman, Phillips Management
Group, Inc. (Real Estate
Development and Management)

Dennis I. Meyer+
Elected 1983
Partner, Baker & McKenzie,
Attorneys at Law

H. Michael Weaver+*
Elected 1991
Chairman, W. H. Weaver
Construction Company (Real
Estate Development and
Management)

Sabin C. Streeter+
Elected 1993
Managing Director,
Donaldson, Lufkin & Jenrette
Securities Corporation

Francis T. Vincent, Jr.+
Elected 1993
Private Investor

* Member of the Audit Committee
+ Member of the Compensation Committee


EXECUTIVE OFFICERS

Ralph L. Darling
Chairman

Nicholas J. St. George
President and
Chief Executive Officer

A. Steven Michael
Executive Vice President and
Chief Operating Officer

C. Michael Kilbourne
Executive Vice President and
Chief Financial Officer

Douglas R. Muir
Senior Vice President,
Secretary and Treasurer

Jeffrey D. Mick
Senior Vice President
and Controller

Myles E. Standish
Senior Vice President and
General Counsel

J. Michael Stidham
Executive Vice President
Retail

Thomas E. Cross
Executive Vice President
Manufacturing

Larry T. Gilmore
Executive Vice President
Consumer Finance


Mailing Address
Oakwood Homes Corporation
Post Office Box 7386
Greensboro, North Carolina
27417-0386
(910) 855-2400

Legal Counsel
Kennedy Covington Lobdell &
Hickman, L.L.P.
Attorneys at Law
Charlotte, North Carolina

Independent Accountants
Price Waterhouse LLP
Winston-Salem, North Carolina

Transfer Agent and Registrar
Wachovia Bank of
North Carolina, N.A.
301 North Church Street
Second Floor East
Winston-Salem,
North Carolina 27101
(800) 633-4236

Securities Exchange Listing
New York Stock Exchange
Ticker Symbol--OH

Number of Shareholders of Record
1,046 as of December 1, 1995.

Cash Dividends

Cash dividends on Oakwood Common Stock have been paid for 20 consecutive years. Cash dividends are ordinarily paid on or about the end of November, February, May and August.

Shareholder Inquiries
Inquiries by shareholders and securities analysts should be directed to Douglas
R. Muir, Senior Vice President (910) 855-2360

Annual Meeting
The annual meeting of shareholders will be held in Greensboro, North Carolina at 2 p.m. on Wednesday, January 31, 1996.

10-K Report
The Corporation will provide without charge a copy of its annual report on Form 10-K as filed with the Securities and Exchange Commission upon receipt of a written request. This request should be addressed to the Corporate Secretary, P.O. Box 7386, Greensboro, North Carolina 27417-0386.

Design: Curran & Connors, Inc.

        Oakwood Homes Corporation
[logo]  P.O. Box 7386
        Greensboro, North Carolina 27417-0386
        910/855-2400