Form 10-K, Exhibit 13
period 1996-09-20
OAKWOOD HOMES CORP
filed 1996-12-27
CIK 73609

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OAKWOOD HOMES CORPORATION AND SUBSIDIARIES


RESULTS OF OPERATIONS

    During fiscal 1996 the Company once again reported record revenues and earnings. Total revenues increased 19% to $974 million from $821 million last year, following a 24% increase in 1995 from the $665 million reported for 1994. Net income rose 51% in 1996 to $68.3 million compared to pro forma net income of $45.3 million in 1995 and $35.7 million in 1994.


    Industry shipments grew for the fifth consecutive year in 1996. According to industry sources, shipments of manufactured homes were up approximately 9% for the first nine months of calendar 1996, and increased 12% in calendar 1995 over 1994. Oakwood's growth far surpassed the industry, as new retail unit sales grew by 20% in fiscal 1996 and 28% in fiscal 1995.


    The following table summarizes certain key sales statistics for each of the last three fiscal years:



                                   1996        1995       1994
Retail sales (in millions)         703.2     $ 544.6     $ 384.8
Wholesale sales (in millions)      137.0     $ 185.6     $ 201.5
Other sales-principally relating
  to communities (in millions)      21.9     $  11.3     $   8.8
T otal sales (in millions)         862.1     $ 741.5     $ 595.1
Gross profit %-
  integrated operations             31.8%       29.6%       30.5%
Gross profit %-
  wholesale operations              18.0%       18.7%       17.4%
New single-section
  homes sold-retail               13,639      12,073       9,715
New multi-section
  homes sold-retail                6,488       4,638       3,319
Used homes sold-retail             1,908       1,940       1,675
New single-section
  homes sold-wholesale             1,334       2,168       2,360
New multi-section
  homes sold-wholesale             3,890       4,923       5,671
Average new single-section
  sales price-retail             $27,700     $25,900     $23,900
Average new multi-section
  sales price-retail             $47,900     $46,500     $42,800
Average new single-section
  sales price-wholesale          $14,200     $14,100     $11,200
Average new multi-section
  sales price-wholesale          $29,800     $31,200     $30,900
Weighted average retail sales
  centers open during the year       227         178         136
Average new home sales
  per sales center                    89          94          96
Average dollar sales
  per sales center (in millions)     3.1     $   3.1     $   2.8


1996 COMPARED TO 1995

    Retail sales dollar volume increased 29%, reflecting a 20% increase in new home volume, an increase in the percentage of multi-section homes sold and increases of 7% and 3% in the average new home sales prices of single-section and multi-section homes, respectively. New home volume rose primarily due to a 28% increase in the weighted average number of sales centers open during the year. Average new home sales per sales center decreased slightly, reflect-ing the rapid pace of retail expansion during fiscal 1996, in which the Company added 57 new sales centers compared to 46 centers in fiscal 1995. New sales centers typically require a period of several months to reach normalized unit sales levels. Because the Company plans to open approximately 45 to 50 new sales centers annually over the next several years, management does not expect any significant increase in the average number of new homes sold per sales center over the near term. The increase in average selling prices is principally due to product mix. Although average new home sales per center declined, average dollar sales per center were constant due to the increased significance of multi-section homes in the retail unit mix. Retail sales of multi-section homes accounted for 32% of new home unit sales in 1996 versus 28% in 1995. Total new home sales dollars at sales centers open more than one year rose 6% in 1996.


    Wholesale sales dollar volume (which represents sales by Golden West and Destiny to independent dealers) declined 26%, substantially all of which was due to lower volume. The decline in wholesale unit volume reflects execution of the Company's strategy of changing the distribution of products produced by Golden West and Destiny from independent dealers to company-owned retail sales centers. In 1996, 34% of Golden West's and Destiny's shipments were to Oakwood sales centers, compared to only 8% in 1995. Shipments to Oakwood sales centers from Golden West and Destiny are not included in the wholesale dollar sales and unit sales in the table to the left. Management expects Golden West's and Destiny's unit sales to Oakwood to continue to increase in future years. As the Company establishes additional company-owned retail centers in Golden West and Destiny markets, the decline in sales to wholesale dealers will continue.


    Gross profit margin-integrated operations reflects the retail gross profit earned on retail sales as well as the manufacturing gross profit on retail sales of homes manufactured by the Company. Gross profit margins-integrated operations increased to 31.8% in 1996 from 29.6% in fiscal 1995. The increase in gross margin reflects improved sourcing of retail unit sales from company-owned manufacturing plants. Approximately 90% of the total new home retail sales volume was manufactured by the Company in fiscal 1996 compared to 76% in 1995. Manufacturing production increased 12% over 1995, and improved manufacturing margins, particularly at newer plants, contributed to the increase in gross margins overall.

    Wholesale gross profit margins decreased to 18.0% in 1996 from 18.7% last year. The decrease in margins is primarily due to start-up costs incurred in a plant expansion at the Albany, Oregon facility, which increased capacity by approximately 40% during the first quarter of fiscal 1996. For the full year, production at the Albany plant rose 22% from the level in 1995, and 74% of Albany's 1996 production was sold at wholesale. Decreasing wholesale margins also reflect the effects of a shift in Golden West's product mix toward lower price point homes which typically carry lower margins because they are ordered with fewer high margin option packages.


    Financial services income increased 49% to $92.3 million from $62.0 million last year. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $38.2 million in 1995 to $34.6 million in 1996. This decrease reflects the amortization of and prepayments on loans held for investment, a decrease in the average balance of loans held for sale resulting from more frequent loan securitization, and a decrease in the average yield on these assets as older, higher-yielding loans are liquidated. The Company is selling via securitiza-tion substantially all the loans it originates, and accordingly interest income should continue to decline as the remaining loans held for investment are liquidated. Loan servicing fees increased from $12.2 million in 1995 to $15.9 million in 1996, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $7.2 million to $16.2 million, reflecting the shift in the Company's financing strategy toward secu-ritization of its loans from holding loans for investment. Other financial services revenues, which consist principally of credit life insurance premiums, miscellaneous fees and other income, increased to $6.4 million from $3.6 million, and reflect the increasing size of the Company's loan servicing portfolio.


    Financial services income for 1996 and 1995 also includes gains of approximately $19.4 million and $776,000, respectively, from the sale of asset-backed securities. The substantially increased gains in 1996 resulted from a widening of the excess servicing spread in two securitizations due to a bond market rally, improved credit ratings assigned to the securities sold, and a reduction in the credit spread over treasurys demanded by purchasers of the securities. In addition, the shift in the Company's sales mix toward multi-section homes has resulted in multi-section loans comprising a larger percentage of the assets sold. Multi-section loans have longer average terms and lower anticipated credit losses than loans for single-section homes, which contribute to the value of residual interest in securitizations. Finally, the Company has experienced a continuing decline in its transaction costs, reflecting competitive conditions on Wall Street and the Company's increased experience in securitizing loans in the public market. Except for the spread widening resulting from the bond market rally, which will recur irregularly, management believes that the other factors giving rise to the gain will continue to affect its future securitizations on a regular basis, and accordingly believes that gains on asset securitizations will be a recurring element of the Company's earnings stream. In addition to the gains recorded on the closing dates of securitizations, the Company expects to earn future income from its investment in the residual REMIC interests in these transactions, consistent with its securitizations closed in prior years. Financial services income for 1996 also includes a $1.4 million non-recurring gain on the resecuritization of approximately $32 million of subordinated REMIC securities.


    The Company estimates the fair value of retained residual interests in REMIC securitizations based upon default, credit loss, voluntary pre-payment and interest rate assumptions which management believes market participants would use for similar instruments; management believes these assumptions are conservative. Such estimated fair values have a direct impact on the magnitude of the gain or loss recorded on the sale of asset-backed securities. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization. For the year ended September 30, 1996, total credit losses on loans originated by the Company, including losses relating to securitized assets, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.01% of the average principal balance of the related loans, compared to approximately .75% in 1995. The increase in net credit losses is due principally to higher numbers of defaulted loans rather than to decreased recovery rates on defaults. To counteract this trend, the Company has tightened underwriting standards and focused additional emphasis on closing retail sales with relatively higher credit quality customers. Continuation of this trend could result in lower yields on retained REMIC residual interests and reduced gains on future securitizations.


    The majority of the 9% increase in other income is related to increased insurance commissions resulting from the increase in retail home sales.


    Non-financial selling, general and administrative expenses rose to 24.6% of net sales compared to 22.3% of net sales last year. The percentage increase reflects in part the integration of Destiny and Golden West, whose general and administrative expenses are increasingly spread over the Company's retail sales volume as the Company reduces wholesale sales to non-exclusive independent dealers. Non-financial services selling, general and administrative expenses have also increased as a result of the increased accruals for long-term management incentive compensation payable based upon the level of Company profitability for fiscal 1994 through 1996, expenses related to the increased number of retail sales centers opened during the year compared to the prior year and costs incurred in connection with sales centers scheduled to open in future quarters. New retail sales centers typically require a period of several months to reach unit sales levels similar to existing outlets. Increased accruals for compensation payable under long-term incentive compensation plans increased non-financial selling, general and administrative expenses by .9% of net sales compared to 1995.


    Financial services selling, general and administrative expenses rose 47% on a 26% increase in the average number of loans serviced during the period and a 55% increase in total credit application volume. In addition to cost increases associated with higher origination and servicing volume, financial services general and administrative expenses have increased as a result of allocation to this business unit of certain direct operating costs (principally related to telecommunications) formerly absorbed by the parent company and allocated to non-financial operations.


    The provision for credit losses decreased 53% from 1995, principally as a result of the decrease in the balance of loans held for investment and a decrease in the Company's contingent liability on loans sold with full or partial recourse. The Company provides for estimated losses based on the Company's historical loss experience, current repossession trends and costs and management's assessment of the current credit quality of the loan portfolio.


    Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest associated with short-term line of credit borrowings used principally to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 11% due to declining and retired long-term debt balances. This decrease was offset by a $2.4 million increase in short-term interest expense, reflecting higher average outstanding balances on lines of credit due to the significant increase in loan volume. Financial services interest expense associated with notes and bonds payable is expected to continue to decline as the Company retires its outstanding debt secured by loans.


    The Company's effective income tax rate was 38.3% in fiscal 1996 compared to a pro forma rate of 37.9% in fiscal 1995. The increase in the effective tax rate is due primarily to higher state income taxes.


1995 COMPARED TO 1994

    Retail sales dollar volume increased 42%, reflecting a 28% increase in new home volume, an increase in the percentage of multi-section homes sold and increases of 8% and 9% in the average new home sales prices of single-section and multi-section homes, respectively. New home volume rose primarily due to a 31% increase in the weighted average number of sales centers open during the year. Average new home sales per sales center decreased slightly, reflecting the rapid pace of retail expansion during fiscal 1995, in which the Company added 46 new sales centers compared to 31 centers in fiscal 1994. As stated above, new sales centers typically require a period of several months to reach normalized unit sales levels. Total new home sales dollars at sales centers open more than one year rose 9% in 1995.


    The increase in the average new home sales price reflects increases in the cost of certain raw materials and price increases implemented to recover increased costs associated with new wind and thermal standards adopted by the Department of Housing and Urban Development ("HUD"), as well as an increase in the portion of new home sales derived from the Southwest region, where the average home size is somewhat larger than in the Southeast. Sales in the Southwest comprised 38% of total new manufactured housing sales dollars in 1995 compared to 27% in 1994. Retail sales of multi-section homes accounted for 28% of new home unit sales in 1995 versus 25% in 1994.


    Wholesale sales dollar volume declined 8%, reflecting a 12% decrease in volume, partially offset by increases of 26% and 1% in the average sales prices of new single-section and multi-section homes, respectively. The decline in wholesale volume is the result of a number of factors, including soft market conditions in the Pacific Northwest early in the year as a result of increased industry capacity and reduced demand for Golden West's relatively high price point products resulting from higher interest rates. In late March 1995, Golden West introduced several new home models at price points lower than those traditionally targeted by Golden West in order to broaden its product line, to lessen its dependence on higher end homes and to increase the attractiveness of exclusive dealer arrangements. In addition, the Company sold Golden West's Sacramento, California, plant in the third quarter because it was not well aligned geographically with the Company's retail expansion plans. Destiny's single-section home volume declined 8% from 1994, while the aver-age single-section selling price increased 26%. During 1994 Destiny produced a large number of park model homes (which typically contain less than 400 square feet of living space and which are not designed for year-round habitation) which wholesale for between $5,000 and $6,000 per home. Because of improving conditions in Destiny's markets, Destiny produced significantly fewer park models in fiscal 1995, focusing instead on traditional manufactured housing products which carry higher gross margins.


    In addition, sales to independent dealers have declined because the Company began distributing homes manufactured by Golden West and Destiny through its company-owned retail sales centers. In 1995, Golden West and Destiny shipped 653 homes to Oakwood sales centers, which are not included in the wholesale dollar sales and home sales in the table above.

    Gross profit margin-integrated operations declined to 29.6% in 1995 from 30.5% in fiscal 1994. The reduction in gross margin reflects a .4% decline in retail margins attributable to increasing competition at retail and to the results of certain new sales centers which in early 1995 did not meet gross profit expectations. Manufacturing margins also declined in 1995, principally due to start-up costs and manufacturing inefficiencies associated with new manufacturing plants in Texas, Tennessee and Colorado. Approximately 76% of the total new home retail sales volume was manufactured by the Company in fiscal 1995 compared to 75% in 1994.


    Wholesale gross profit margins increased to 18.7% in 1995 from 17.4% in 1994. The increase in margins over the prior year reflects reduced production of low margin park models at Destiny, reduced product liability, property and workers' compensation insurance costs at Golden West and improved pricing of certain materials and components resulting from taking advantage of Oakwood's purchasing power with certain vendors. These savings were partially offset by the effects of a shift in Golden West's product mix toward lower price point homes which typically carry lower margins because they are ordered with fewer high margin option packages.


    Financial services income increased 9% to $62.0 million from $56.8 million in 1994. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $44.2 million in 1994 to $38.2 million in 1995. This decrease reflects the amortization of and prepayments on loans held for investment, a decrease in the average balance of loans held for sale resulting from more frequent loan securitization, and a decrease in the average yield on these assets as older, higher-yielding loans are liquidated. Loan servicing fees increased from $7.1 million in 1994 to $12.2 million in 1995, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $3.2 million to $7.2 million, reflecting the shift in the Company's financing strategy toward securitization of its loans from holding loans for investment. Other financial services revenues, which consist principally of credit life insurance premiums, gains on the sale of securities, miscellaneous fees and other income, increased to $4.4 million from $2.4 million, and reflect the increasing size of the Company's loan servicing portfolio.


    The rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization. For the year ended September 30, 1995 total credit losses on loans originated by the Company, including losses relating to securitized assets, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately .75% of the average principal balance of the related loans, compared to approximately .66% in 1994.

    The majority of the 41% increase in other income is related to increased insurance commissions resulting from the increase in retail home sales.


    Non-financial selling, general and administrative expenses rose to 22.3% of net sales compared to 21.6% of net sales in the preceding year. Non-financial selling, general and administrative expenses in 1995 include a charge of $1.2 million ($738,000 after tax, or $.02 per share) for costs associated with the sale of Golden West's Sacramento, California facility and costs resulting from staffing and overhead reductions at Golden West's Santa Ana, California head-quarters, and a charge of $150,000 (less than $.01 per share) for costs associated with the Destiny merger. Non-financial selling, general and administrative expenses in 1994 include a charge of approximately $1.3 million ($973,000 after tax, or $.02 per share) for costs relating to the acquisition of Golden West Homes. Exclusive of these charges, non-financial selling, general and administrative expenses rose 29% to $163,940,000 (22.1% of net sales), compared to $127,216,000 (21.4% of net sales) in 1994. These costs increased disproportionately to sales as a result of general and administrative expenses associated with four new manufacturing plants, increased accruals relating to a long-term management incentive compensation plan, increased accruals for stock appreciation rights resulting from the increase in the price of the Company's common stock, costs associated with the Company's ongoing business reengineering projects and increased headcount levels, particularly in the management information systems, human resources and internal audit areas. Higher accruals for compensation payable under the incentive compensation plan and for stock appreciation rights granted under an earlier plan increased non-financial selling, general and administrative expenses by .5% of net sales compared to 1994.


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


    Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest associated with short-term line of credit borrowings used to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 3% due to declining and retired long-term debt balances. This decrease was offset by a $3.2 million increase in short-term interest expense, reflecting higher average outstanding balances on lines of credit due to the significant increase in loan volume, as well as higher short-term interest rates. Financial services interest expense associated with notes and bonds payable is expected to continue to decline as the Company retires its out-standing debt secured by loans.


    The Company's pro forma effective income tax rate was 37.9% in fiscal 1995 compared to 37.5% in fiscal 1994 (excluding in 1994 a $214,000 reduction in income tax expense arising from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes").


LIQUIDITY AND CAPITAL RESOURCES

    Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by issuing debt collateralized by its loans or by securitizing such loans, primarily using REMICs. Over the past five years, the Company has been able to obtain from investors and lenders an increasing percentage of the capital required to fund its finance business, and the related yield over treasurys required by investors has declined, principally because of increasing investor and lender familiarity with asset-backed financing transactions in the manufactured housing industry, declining interest rates, and because of the Company's increasingly strong financial performance. The Company believes it can finance substantially all of its fiscal 1997 loan originations through asset securitization. During 1996 the Company raised approximately $721 million to finance its loans, including $566 million of REMIC certificates sold by Oakwood Mortgage Investors, substantially all of which were sold to the public. In October 1996 Oakwood Mortgage Investors completed another REMIC offering, the proceeds of which were approximately $271 million, the largest transaction in Oakwood's history.

    In each of the Company's four recurring 1996 securitizations, the Company has sold REMIC interests having a principal balance equal to 100% of the par value of the related loans, and the Company intends to sell all of the regular REMIC interests in its future securitizations. This decision eliminates the Company's need for cash to finance retained REMIC interests and substantially reduces the need to obtain other long-term financing. Because the Company intends to continue to expand significantly its retail distribution network and because a large percentage of the Company's customers purchase on credit, the Company will have a substantial need for financing of its loans in the coming years, and intends to utilize both the public and private markets to maximize the number of sources of financing and minimize its financing costs.


    In addition to the ongoing need to access the asset-backed capital market for capital to fund its financing operations, the Company will require capital to execute its ongoing expansion strategy. The Company estimates that its fiscal 1997 capital expenditures will approximate $31 million, comprised principally of offices, leasehold improvements and fixtures relating to retail expansion, construction of a new training center, computer hardware and software associated with new and enhanced management information systems, improvements to manufacturing facilities and a new manufacturing plant at Destiny. In addition to capital expenditures, the retail expansion will require an investment of approximately $400,000 to $500,000 of working capital for each new sales center, or approximately $18 to $25 million for fiscal 1997. Capital expenditures and working capital requirements in later years are dependent upon the extent of expansion undertaken in such years.


    The Company intends to finance its retail and manufacturing expansion principally using internally generated funds and short-term lines of credit. Because the Company sells all of the regular REMIC interests in its securitizations, additional permanent corporate financing is not expected to be required to fund expansion of the financial services businesses. However, the Company continues to monitor the debt and equity markets and evaluate the sources and cost of long-term capital in light of management's assessment of existing and future conditions in the capital markets and its assessment of the appropriate components of the Company's capital structure. While management believes that existing financing is sufficient to provide for the Company's needs for the foreseeable future, the Company may seek to raise additional long-term debt or equity if compelling market conditions arise.


    The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $175 million credit facility with a conduit commercial paper issuer to provide ware-house financing for loans prior to securitization. This credit facility reduced the Company's funding cost of warehouse credit by enabling the Company indirectly to access the commercial paper market. In November 1996 the Company closed a new $125 million revolving credit facility with a group of banks which is available to fund additional working capital needs. In addition, the Company has $20 million of uncommitted lines of credit.


NEWACCOUNTING STANDARDS

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


    In June 1996 the Board adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which provides that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes the financial assets when control has been surrendered, and derecognizes liabilities when extinguished. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets are initially measured at fair value, if practicable. Servicing assets and other retained interests in the transferred assets should be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer. In addition, servicing assets and liabilities should be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income or loss and (b) assessment for asset impairment or increased obligation based on their fair values.


    The Company must adopt each of these Statements in fiscal 1997. Management does not believe that the effect of adoption of these Statements will be material to the Company's financial condition or results of operations.

CONSOLIDATED STATEMENT              OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
OF INCOME



                                                                 Year ended September 30,

                                                            1996          1995          1994

                                                          (in thousands except per share data)
REVENUES
  Net sales                                                  $862,079    $741,521    $595,127
  Financial services income (Note 3)                           92,346      61,995      56,771
  Other income (Note 4)                                        19,497      17,896      12,712

      Total revenues                                          973,922     821,412     664,610

COSTS AND EXPENSES
  Cost of sales                                               609,303     543,320     441,364
  Selling, general and administrative expenses
    Non-financial services (Note 2)                           211,759     165,290     128,516
    Financial services                                         18,810      12,799       8,127
  Provision for credit losses (Note 5)                          1,000       2,109       5,485
  Interest expense
    Non-financial services                                      2,221       2,259       1,149
    Financial services                                         20,149      22,638      23,260

      Total costs and expenses                                863,242     748,415     607,901

INCOME BEFORE INCOME TAXES                                    110,680      72,997      56,709
Provision for income taxes (Note 6)                            42,425      26,374      20,009

NET INCOME                                                     68,255    $ 46,623    $ 36,700

PRO FORMA INFORMATION (unaudited) (Note 1)
  Historical income before income taxes                                  $ 72,997    $ 56,709
  Pro forma provision for income taxes                                     27,679      21,054

  Pro forma net income                                                   $ 45,318    $ 35,655

EARNINGS PER SHARE (1995 and 1994 amounts are pro forma
  and unaudited) (Note 1)
  Primary                                                        1.47    $    .99    $    .78

  Fully diluted                                                  1.47    $    .98    $    .78



The accompanying notes are an integral part of the financial statements.

CONSOLIDATED                      OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
BALANCE SHEET



                                                                 September 30,

                                                              1996            1995


                                                          (in thousands except share
                                                              and per share data)

ASSETS
Cash and cash equivalents                                      28,577     $  6,189
Receivables and investments (Notes 5 and 10)                  508,825      480,875
Inventories (Note 7)                                          155,890      151,190
Properties and facilities, net of accumulated depreciation
  and amortization (Notes 8 and 10)                           113,764      101,758
Deferred income taxes (Note 6)                                  9,674       15,546
Other assets                                                   25,247       27,082

                                                             $841,977     $782,640

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings (Note 9)                               $145,506     $154,400
Notes and bonds payable (Note 10)                             134,379      198,812
Accounts payable and accrued liabilities (Note 11)            157,929       90,589
Other long-term obligations                                    12,189       20,431

Shareholders' equity (Notes 12 and 13)
  Common stock, $.50 par value; 100,000,000 shares
    authorized;
    45,621,000 and 22,171,000 shares issued and
      outstanding                                              22,811       11,086
  Additional paid-in capital                                  149,501      149,482
  Retained earnings                                           226,460      160,000

                                                              398,772      320,568
  Unearned compensation (Notes 13 and 14)                      (6,798)      (2,160)

    Total shareholders' equity                                391,974      318,408
Contingencies (Notes 5 and 15)

                                                             $841,977     $782,640



The accompanying notes are an integral part of the financial statements.

 CONSOLIDATED STATEMENT               OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
 OF CASH FLOWS



                                                                     Year ended September 30,

                                                                1996           1995         1994

                                                                        (in thousands)
OPERATING ACTIVITIES
  Net income                                                    68,255     $  46,623     $  36,700
  Items not requiring (providing) cash
    Depreciation and amortization                               10,461         8,278         5,526
    Deferred income taxes                                        5,872        (7,060)       (5,413)
    Provision for credit losses                                  1,000         2,109         5,485
    Gain on sale of loans and securities                       (19,358)         (776)          (20)
    Other                                                          720             -           697
    (Increase) in other receivables                            (39,148)      (21,617)       (5,162)
    (Increase) in inventories                                   (4,700)      (52,502)      (36,660)
    Increase in accounts payable and accrued
      liabilities                                               58,105        19,121        11,834
    Increase in other long-term obligations                      2,118        11,465         5,467

      Cash provided by operations                               83,325         5,641        18,454
    Loans originated                                          (721,414)     (486,601)     (343,733)
    Purchase of loan portfolios                                 (1,465)            -          (604)
    Sale of loans                                              699,552       355,486       363,002
    Principal receipts on loans                                 15,651        34,915        44,913

    Cash provided (used) by operating activities                75,649       (90,559)       82,032

INVESTING ACTIVITIES
  Sale of securities                                            21,655         7,586             -
  Additions to properties and facilities                       (41,303)      (41,870)      (28,225)
  Sales of manufactured housing communities                     20,301            --             -
  Other                                                         (1,774)       (1,619)       (6,661)

    Cash (used) by investing activities                         (1,121)      (35,903)      (34,886)

FINANCING ACTIVITIES
  Net borrowings (repayments) on short-term credit
    facilities                                                  (8,894)      129,400        (1,882)
  Issuance of notes and bonds payable                            1,686        29,890         2,093
  Payments on notes and bonds                                  (49,043)      (41,228)      (56,436)
  Cash dividends                                                (1,795)       (1,712)       (1,635)
  Proceeds from exercise of stock options                        5,906         1,438         1,950
  Redemption of preferred stock                                      -             -        (1,150)
  Cash dividends to shareholders of acquired company                 -        (2,111)       (1,348)

    Cash provided (used) by financing activities               (52,140)      115,677       (58,408)


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            22,388       (10,785)      (11,262)
CASH AND CASH EQUIVALENTS
  BEGINNING OF YEAR                                              6,189        16,974        28,236

  END OF YEAR                                                   28,577     $   6,189     $  16,974




The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF            OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
CHANGES IN SHAREHOLDERS' EQUITY



                                                      Common               Additional
                                                      shares      Common    paid-in      Retained     Unearned
                                                    outstanding   stock     capital     earnings   compensation

                                                             (in thousands except per share data)
BALANCE AT SEPTEMBER 30, 1993                          21,809    $10,904    $146,276     $ 83,803        ($779)
  Net income                                                -          -           -       36,700            -
  Less: net income of Golden West for the three months
     ended December 25, 1993 (Note 2)                       -          -           -         (320)           -
  Exercise of stock options                               201        101       1,849            -            -
  Cost of ESOP shares allocated                             -          -           -            -          779
  Cash dividends ($.04 per share)                           -          -           -       (1,635)           -
  Cash dividends to shareholders of acquired company        -          -           -       (1,348)           -

BALANCE AT SEPTEMBER 30, 1994                          22,010     11,005     148,125      117,200            -
  Net income                                                -          -           -       46,623            -
  Exercise of stock options                               161         81       1,357            -            -
  Purchase of ESOP shares                                   -          -           -            -       (2,398)
  ESOP shares committed to be released                      -          -           -            -          238
  Cash dividends ($.04 per share)                           -          -           -       (1,712)           -
  Cash dividends to shareholders of acquired company        -          -           -       (2,111)           -

BALANCE AT SEPTEMBER 30, 1995                          22,171     11,086     149,482      160,000       (2,160)
  Net income                                                -          -           -       68,255            -
  Exercise of stock options                               730        365       5,541            -            -
  Issuance of restricted stock                            200        100       5,325            -       (5,118)
  ESOP shares committed to be released                      -          -         413            -          480
  Cash dividends ($.04 per share)                           -          -           -       (1,795)           -
  2-for-1 stock split                                  22,520     11,260     (11,260)           -            -

BALANCE AT SEPTEMBER 30, 1996                          45,621    $22,811    $149,501     $226,460      ($6,798)



The accompanying notes are an integral part of the financial statements.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation

    The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. In April 1996 the Board of Directors declared a 2-for-1 stock split payable in the form of a 100% stock dividend on May 31, 1996 to shareholders of record on May 17, 1996. Where appropriate, all share and per share amounts included in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the stock split.


Retail financing

    A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation, or, to a much lesser extent, by third party financial institutions.



    The Company finances its lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs") or, for certain FHA-insured loans, using collat-eralized mortgage obligations issued under authority granted to the Company by the Government National Mortgage Association ("GNMA"). Indebtedness of the Company secured by loans, including REMIC securitizations completed prior to fiscal 1993 when the Company adopted sales accounting for its REMICs, is reflected in the financial statements as collateralized borrowings.


    REMIC securitizations consummated in fiscal 1993 and thereafter and all GNMA securitizations are treated as sales of receivables. The Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the interests retained and the inter estimated relative fair values of such interests; costs of marketing REMIC interests sold are charged to expense as incurred.


    Effective October 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). REMIC residual interests retained by the Company following securitization are considered held to maturity under the provisions of FAS 115 and are carried at amortized cost; retained regular REMIC interests are considered available for sale and are carried at their amortized cost which approximates fair value. The Company has no securities held for trading purposes. Prior to adoption of FAS 115, both regular and residual REMIC interests retained by the Company were carried at amortized cost.

    Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts and plus unamortized premiums. Loans held for sale are carried at the lower of cost or market.


Revenue recognition-manufactured housing

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


Revenue recognition-financial services

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


    The Company periodically purchases portfolios of loans. The Company adds to the reserve for credit losses an estimate of future credit losses on such loans and includes such amount as a component of the purchase price of the acquired portfolios. The difference between the aggregate purchase price of the acquired portfolios and the aggregate principal balance of the loans included therein, representing discount or premium on the loans, is amortized to income over the life of the loans using the level yield method.


Interest rate risk management

    The Company periodically enters into off-balance sheet financial agreements, principally forward contracts to enter into interest rate swaps and options on such contracts, in order to hedge the sales price of REMIC interests to be sold in securitization transactions. The net settlement proceeds or cost from termination of the agreements is included in the determination of gain or loss on the sale of the REMIC interests.


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



                                     Estimated
Classification                    useful lives
Land improvements                   3-20 years
Buildings and field sales offices   5-39 years
Furniture, fixtures and equipment   3-12 years
Leasehold improvements              1-10 years
Manufactured housing communities   10-20 years

Income taxes

    Effective October 1, 1993 Oakwood adopted prospectively the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires use of the asset and liability method to account for deferred income taxes. Prior to 1994, Oakwood accounted for income taxes using the deferred method. The effect of adoption of FAS 109 was not material.


Reserve for credit losses

    The Company maintains reserves for estimated credit losses on loans held for investment, on loans warehoused prior to securitization and on loans sold to third parties with full or limited recourse. The Company provides for losses in amounts necessary to maintain the reserves at amounts the Company believes are sufficient to provide for future losses based upon the Company's historical loss experience, current economic conditions and an assessment of current portfolio performance measures.


Unaudited pro forma information

    Prior to its acquisition by the Company, Destiny Industries, Inc. ("Destiny," see Note 2) was an S corporation, and accordingly its earnings were includable in the income tax returns of its former shareholders. As a consequence, Destiny's financial statements did not reflect a provision for income taxes for periods prior to its acquisition by the Company. The pro forma provision for income taxes and pro forma net income set forth in the statement of income reflect the Company's provision for income taxes on a pro forma basis assuming Destiny's results of operations had been included in the Company's income tax returns for preacquisition periods. Deferred income taxes relating to Destiny's assets and liabilities as of the acquisition date were not material and have been charged to the provision for income taxes for the year ended September 30, 1995.


    The pro forma provision for income taxes and amounts derived therefrom are unaudited.

Earnings per share

    Earnings per share is computed by dividing net income (pro forma net income in 1995 and 1994) by the weighted average number of common and dilutive common equivalent shares outstanding during the year. The weighted average number of shares used in the computation of primary earnings per share was 46,460,000, 45,998,000 and 45,984,000 in 1996, 1995 and 1994, respectively. The weighted average number of shares used in the computation of fully diluted earnings per share was 46,521,000, 46,113,000 and 46,010,000 in 1996, 1995 and 1994,
respectively. The dilutive effect of stock options and unearned restricted stock awards is computed using the treasury stock method.


    Because the Company's historical results of operations do not reflect a provision for income taxes on Destiny's earnings for preac-quisition periods, historical earnings per share amounts for 1995 and 1994 are not meaningful and accordingly have been omitted.


Cash and cash equivalents

    Short-term investments having initial maturities of three months or less are considered cash equivalents.


    Use of estimates in the preparation of financial statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Reclassifications

    Certain amounts previously reported for 1995 and 1994 have been reclassified to conform to classifications used in 1996.


NOTE 2-ACQUISITIONS


    On June 30, 1995 Oakwood completed its business combination with Destiny. Oakwood issued 1,850,000 shares of its common stock in exchange for all the outstanding common stock of Destiny (an exchange ratio of approximately 4.63 Oakwood common shares for each outstanding Destiny common share).


    On September 30, 1994 Oakwood completed its business combination with Golden West Homes ("Golden West"). Oakwood issued 1,225,714 shares of its common stock in exchange for all the out-standing common and convertible preferred stock of Golden West, and substituted options to acquire 174,232 shares of Oakwood common stock for previously granted options to acquire Golden West common stock (an exchange ratio of approximately .12 of an Oakwood common share for each outstanding Golden West common share and each right to acquire a Golden West common share).


    These business combinations have been accounted for as poolings of interests, and accordingly the accompanying financial statements reflect the combined results of operations and financial position of Oakwood, Destiny and Golden West for all periods presented.


    Prior to its acquisition by Oakwood, Golden West utilized a 52/53 week year ending in December. For accounting convenience, financial statements for years prior to fiscal 1994 were not adjusted to conform Golden West's accounting year to the September 30 year used by Oakwood and Destiny. Accordingly, Golden West's results of operations for the three months ended December 25, 1993 were reflected in the financial statements for both 1994 and 1993, and such results of operations have been reflected as a reduction in the opening balance of retained earnings at September 30, 1994 in the accompanying consolidated statement of changes in shareholders' equity.


    Oakwood incurred approximately $500,000 of costs and expenses directly related to completing the Golden West acquisition. In addition, Golden West incurred approximately $800,000 of costs relating to completion of the acquisition and relating to Golden West's planned initial public offering of common stock, which was terminated in connection with the business combination with Oakwood. The aggregate amount of these costs of approximately $1.3 million ($973,000 net of income taxes, or $.02 per share) has been charged to operations in 1994 and is included in selling, general and administrative expenses.


NOTE 3-FINANCIAL SERVICES BUSINESSES


    The Company's financial services businesses are as follows: Oakwood Acceptance Corporation ("Oakwood Acceptance") purchases a substantial portion of the loans originated by the Company's retail operations. Oakwood Acceptance also purchases loans from unrelated retailers and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued non-recourse notes secured by specific pools of loans. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Oakwood Financial Corporation is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Oakwood Life Ltd. reinsures risk on credit life insurance policies writ-ten by an unrelated insurance company in connection with sales of Company products.

    The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $721 million in 1996, $368 million in 1995 and $380 million in 1994.


    Oakwood Acceptance's servicing portfolio totaled approximately $1.5 billion and $1.2 billion at September 30, 1996 and 1995, respectively, of which approximately $1.1 billion and $787 million, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.


    Condensed financial information for the Company's financial services businesses is set forth below:



                                  1996       1995       1994

STATEMENT OF INCOME                   (in thousands)
Revenues
  Interest income                $34,569    $38,185    $44,162
  Servicing fees                  15,857     12,202      7,091
  REMIC residual income           16,193      7,212      3,167
  Credit life insurance premiums   3,160      2,263      1,748
  Gain on sale of loans
    and securities                19,358        776         20
  Other                            3,209      1,357        583

    Total revenues                92,346     61,995     56,771

Costs and expenses
  Interest expense                20,149     22,638     23,260
  Operating expenses              18,810     12,799      8,127
  Provision for credit losses      1,000      2,109      5,485

    Total costs and expenses      39,959     37,546     36,872

Income before income taxes       $52,387    $24,449    $19,899






                                  1996      1995

BALANCE SHEET                     (in thousands)

Loans                           $395,688    $405,166
REMIC regular interests            9,724      28,133
REMIC residual interests          48,971      20,599
Other assets                      36,089      23,364

  Total assets                  $490,472    $477,262

Short-term borrowings           $126,800    $124,400
Notes payable secured by loans    69,980     127,650
Unearned insurance premiums        5,534       3,510
Due to affiliates                163,590     129,155
Other liabilities                  6,580       6,038
Parent company's investment      117,988      86,509

  Total liabilities and parent
           company's investment $490,472    $477,262


    Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:


                                              1996        1995         1994

STATEMENT OF INCOME                                  (in thousands)

Revenues
  Net sales                                  $862,079    $741,521    $595,127
  Equity in income of financial
    services businesses                        52,387      24,449      19,899
  Other income                                 19,971      18,331      12,955

    Total revenues                            934,437     784,301     627,981


Costs and expenses
  Cost of sales                               609,303     543,320     441,364
  Selling, general and
    administrative expenses                   212,233     165,725     128,759
  Interest expense                              2,221       2,259       1,149

    Total costs and expenses                  823,757     711,304     571,272

Income before income taxes                    110,680      72,997      56,709



Provision for income taxes (1)                 42,425      27,679      21,054

Net income(1)                                  68,255    $ 45,318    $ 35,655


    (1) Amounts for 1995 and 1994 are pro forma. See Note 1.



                                            1996         1995

BALANCE SHEET                                (in thousands)

Current assets
  Cash and cash equivalents                  26,393    $  4,974
  Receivables                                37,166      17,848
  Inventories                               155,890     151,190
  Prepaid expenses                            3,275       2,649

    Total current assets                    222,724     176,661
Properties and facilities                   111,339     100,108
Investment in and advances to
  financial services businesses             281,578     215,664
Other assets                                 17,442      28,609

                                           $633,083    $521,042

Current liabilities
  Short-term borrowings                      18,706    $ 30,000
  Current maturities of long-term debt        6,071       6,731
  Accounts payable and accrued liabilities  151,314      84,551

    Total current liabilities               176,091     121,282
Long-term debt                               58,328      64,431
Other long-term obligations                   6,690      16,921
Shareholders' equity                        391,974     318,408

                                           $633,083    $521,042


    NOTE 4-OTHER INCOME The components of other income are as follows:



                       1996       1995       1994

                          (in thousands)
Insurance commissions $11,171    $10,198    $ 7,012
Endorsement fees          783      1,151      1,172
Investment income         358      1,047      1,114
Other                   7,185      5,500      3,414

                      $19,497    $17,896    $12,712


    NOTE 5-RECEIVABLES AND INVESTMENTS The components of receivables and investments are as follows:




                                             1996         1995

                                               (in thousands)
Loans held for sale                         $306,465     $244,593
Loans held for investment                     98,503      173,545
Trade receivables                              5,771        8,025
Accrued interest                               2,696        3,521
Other receivables                             43,026       11,070
Less: reserve for uncollectible receivables   (6,331)      (8,611)

    Total receivables                        450,130      432,143

Retained interests in REMIC securitizations
  Regular interests, at amortized cost
    which approximates fair value              9,724       28,133
  Residual interests, at amortized cost       48,971       20,599

    Total retained REMIC interests            58,695       48,732

                                            $508,825     $480,875

    The estimated principal receipts, including estimated prepayments, on loans held for investment are $15.2 million in 1997, $14.1 mil-lion in 1998, $13.2 million in 1999, $12.4 million in 2000, $11.6 million in 2001 and the balance thereafter.


    Loans in which the Company retains an interest, either directly by owning them or indirectly through the Company's retained interests in REMIC securitizations, are located in over forty states, with North Carolina, Texas, South Carolina and Virginia accounting for the majority of the loans. Because of the nature of the Company's retail business, loans are not concentrated with any single customer or among any group of customers. Trade receivables represent amounts due from Golden West and Destiny independent dealers, which are located principally in the Pacific Northwest and in the Southeast.


    Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $75 million as of September 30, 1996.


    The following table summarizes the transactions reflected in the reserve for credit losses:



                               1996        1995        1994

                                     (in thousands)
Balance at beginning of year  $11,795     $14,623     $12,477
Provision for losses            1,000       2,109       5,485
Reserve recorded related
  to acquired portfolios            -           -       1,000
Losses charged to the reserve  (4,534)     (4,937)     (4,339)

Balance at end of year          8,261     $11,795     $14,623


    The reserve for credit losses is reflected in the consolidated balance sheet as follows:



                                                1996       1995

                                                 (in thousands)

Reserve for uncollectible receivables           $6,331    $ 8,611
Reserve for contingent liabilities (included in
  accounts payable and accrued liabilities)      1,930      3,184

                                                $8,261    $11,795


    The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company before any losses are charged to REMIC interests sold to third party investors. The Company's yields on its investments in REMIC residual interests are influenced by default, credit loss and voluntary prepayment assumptions which management believes to be reasonable. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's actual experience is more favorable than that assumed, the Company's yield on its REMIC residual investments will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield could be reduced or, in extreme cases, impairment of the investments could result.


    The Company has retained servicing on substantially all loans it has originated since 1989 with respect to which the Company has retained any credit risk.

Z    Golden West and Destiny are contingently liable under terms of repurchase agreements with financial institutions providing inventor financing for retailers of their products. These ar are customary in the industry, provide for the repurchase of pr sold to retailers in the event of default on payments by the retailer. Although Golden West and Destiny are contingently liable under these agreements, the risk of loss is spread over numerous retailers and financing institutions and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $36 million at September 30, 1996. Losses under these agreements have not been significant.


NOTE 6-INCOME TAXES


    The components of the provision for income taxes are as follows:



                                       1996       1995       1994

                                             (in thousands)
Current
  Federal                             $32,426    $30,524     $23,404
  State                                 4,127      2,910       2,018

                                       36,553     33,434      25,422

Deferred
  Federal                               5,239     (6,449)     (5,078)
  State                                   633       (611)       (335)

                                        5,872     (7,060)     (5,413)

Historical provision for income taxes  42,425     26,374      20,009
Pro forma provision for income taxes
  on Destiny's earnings for
  preacquisition periods                    -      1,305       1,045

Pro forma provision for income taxes  $42,425    $27,679     $21,054

    A reconciliation of the statutory federal income tax rate to the Company's historical and pro forma effective income tax rates follows:



                                    1996     1995   1994
Statutory federal income tax rate     35%     35%     35%
State income taxes, less federal
  income tax benefit                   3       2       2
Reduction in valuation allowance
  for deferred income tax assets       -      (1)      -
Other                                  -       2       -

Pro forma effective income tax rate   38      38      37
Effect of Destiny's preacquisition
  earnings includable in the
  income tax returns of its
  former shareholders                  -      (2)     (2)

Historical effective income tax rate  38%     36%     35%

    Deferred income taxes includes the following components:



                                               1996       1995

                                                (in thousands)

Deferred income tax assets
  Reserve for credit losses                     2,764     $ 3,861
  REMIC residual interests                      3,492       4,426
  Accrued liabilities                           4,899       7,470
  Net operating loss carryforward               1,558       1,829
  Inventories                                   1,144         867
  Alternative minimum tax credit carryforward      58         144
  Other                                           745         777

    Gross deferred income tax assets           14,660      19,374

Deferred income tax liabilities
  Properties and facilities                    (3,696)     (2,344)
  Discounts on acquired portfolios               (344)       (424)
  Other                                          (946)     (1,060)

    Gross deferred income tax liabilities      (4,986)     (3,828)

  Net deferred income tax asset                 9,674     $15,546

    At September 30, 1996 the remaining net operating loss carryforward is approximately $4,650,000 for federal income tax purposes. Utilization of such carryforward is dependent upon the realization of taxable income by Golden West, and such utilization is limited to a maximum of approximately $775,000 annually through 2002.


    Income tax payments were approximately $43.6 million, $27.4 million and $24.8 million in 1996, 1995 and 1994, respectively.


NOTE 7-INVENTORIES


The components of inventories are as follows:



                                          1996       1995

                                          (in thousands)
Manufactured homes                       $136,905    $136,457
Work-in-progress, materials and supplies   14,165      12,691
Land/homes under development                4,820       2,042

                                         $155,890    $151,190




    NOTE 8-PROPERTIES AND FACILITIES The components of properties and facilities are as follows:



                                    1996         1995

                                     (in thousands)
Land and land improvements          16,435     $ 16,013
Buildings and field sales offices   64,321       48,255
Furniture, fixtures and equipment   58,393       45,948
Leasehold improvements              10,903        6,185
Manufactured housing communities         -       16,735

                                   150,052      133,136
Less: accumulated depreciation
  and amortization                 (36,288)     (31,378)

                                  $113,764     $101,758



    Depreciation and amortization of properties and facilities was approximately $9,502,000, $7,337,000 and $4,741,000 in 1996, 1995 and 1994, respectively.


NOTE 9-SHORT-TERM CREDIT FACILITIES


    The Company has a $175 million revolving warehouse financing facility with a conduit commercial paper issuer, secured by loans held for sale. The weighted average interest rate on borrowings out-standing at September 30, 1996 was 5.86%, compared to an average rate of 6.81% at September 30, 1995 on borrowings outstanding under the $130 million bank syndicated warehouse facility which was terminated upon closing of the commercial paper program. Subsequent to September 30, 1996 the Company closed a new $125 million bank syndicated revolving credit facility secured by the stock of certain of the Company's subsidiaries; borrowings under the facility bear interest at LIBOR plus .5% to 1% depending upon the level of certain financial ratios. The $125 million facility replaced a $75 million revolving credit facility secured by inventories, borrowings under which bore interest at LIBOR plus .75% at September 30, 1996 and LIBOR plus 1% at September 30, 1995. The Company also has $20 million of uncommitted credit lines.

    NOTE 10-NOTES AND BONDS PAYABLE

    The components of notes and bonds payable are as follows:




                                                               1996        1995

                                                                (in thousands)
Non-financial services debt
  9% reset debentures due 2007                                 22,933    $ 22,953
  9.125% reset debentures due 2007                             16,975      16,975
  Facilities loan payable in quarterly installments
    through 1998, with interest at LIBOR plus .875%
    (LIBOR plus 1.5% at September 30, 1995)                     8,000      12,000
  Capitalized aircraft lease payable in monthly
    installments through 2000, with interest at LIBOR plus
    .75%                                                        4,916       6,292
  Industrial revenue bonds due in annual installments
    through 2011, with interest at a variable rate
    (3.70% and 4.55% at September 30, 1996 and
      September 30, 1995, respectively)                         4,700       4,900
  Industrial revenue bond due in installments through
    2001, with interest at 73% of the lender's prime rate       2,250       2,350
  Other mortgage notes at interest rates ranging from 8%
    to 9%, payable in varying installments through 2008         2,945       2,784
  ESOP note payable in quarterly installments through
    2000, with interest at LIBOR plus 1.25%                     1,680       2,160
  Note payable with interest at LIBOR plus 1.5%                     -         748

      Total non-financial services debt                        64,399      71,162

Financial services debt collateralized by loans
  Nonrecourse debt
    Notes issued by Oakwood Funding, payable in
      monthly installments through December 2000,
      with interest at an average rate of 8.65%
        (8.89% at September 30, 1995)                          22,936      39,130
    REMIC certificates payable in monthly installments
      with interest rates ranging from 8.86% to 10.1%               -      32,789
    Subordinated note payable issued by Oakwood
      Funding with interest payable monthly at 12.58%,
      amortizing in 1997 through 2001                           8,350       8,350

      Total nonrecourse debt                                   31,286      80,269

  Recourse debt
    Term loans payable in monthly installments through
      December 2000, with interest at LIBOR plus .75%
      (LIBOR plus 1.375% to prime plus .5% at
        September 30, 1995)                                    25,740      29,799
    Subordinated note with interest payable monthly at
      10.5%, amortizing in 2001 through 2004                   12,954      12,954
    Notes payable with interest at 10.25%                           -       4,628

      Total recourse debt                                      38,694      47,381

      Total financial services debt                            69,980     127,650

                                                             $134,379    $198,812




    The interest rates on the reset debentures will reset on June 1, 1997 and June 1, 2002 to a rate to be determined by the Company at its sole discretion. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial owner-ship in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of either interest reset date. The reset debentures are callable at the option of the Company at par.

    The payment of notes collateralized by loans generally is based on the scheduled monthly payment and actual prepayments of principal on the loans collateralizing the notes. Under the provisions of certain note agreements, the notes are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt. Such collateral had an aggregate carrying value of approximately $93 million at September 30, 1996.


    In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method. The unamortized portion of these costs, which is included in other assets, was approximately $1,422,000 and $2,881,000 at September 30, 1996 and 1995, respectively. Land, land improvements, buildings and equipment with a net book value of approximately $30 million are pledged as collateral for the facilities term loan, the mortgage notes and the industrial revenue bonds.


    The estimated principal payments under notes and bonds payable, assuming the reset debentures are neither called by the Company nor presented for redemption by the holders as of the June 1, 1997 redemption date, are $24 million in 1997, $22 million in 1998, $14 million in 1999, $12 million in 2000, $5 million in 2001 and the balance thereafter. Interest paid by the Company was approximately $22.5 million in 1996, $24.3 million in 1995 and $23.9 million in 1994.


    Various of the Company's debt agreements and loan servicing agreements contain covenants which, among other things, require the Company and/or Oakwood Acceptance to maintain certain minimum financial ratios. The Company and Oakwood Acceptance were in compliance with all such covenants at September 30, 1996.


NOTE 11-ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


    The components of accounts payable and accrued liabilities are as follows:



                                     1996       1995

                                       (in thousands)
Accounts payable                     88,710    $47,705
Accrued compensation                 46,198     17,778
Accrued dealer volume bonus           2,631      3,792
Income taxes payable                    791      7,607
Reserve for contingent liabilities    1,930      3,184
Other accrued liabilities            17,669     10,523

                                   $157,929    $90,589




NOTE 12-SHAREHOLDERS' EQUITY


    The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan, each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock
("Preferred Stock") at an exercise price of $20. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.


    In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a market value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.005 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2001.


    The Company's authorized capital stock includes 500,000 shares of $100 par value preferred stock. The preferred stock may be issued in one or more series with such terms, preferences, limitations and relative rights as the Board of Directors shall determine. No Oakwood preferred stock has been issued.


NOTE 13-STOCK OPTION AND AWARD PLANS


    In January 1996 the Company's shareholders ratified the Key Employee Stock Plan (the "Stock Plan") under which 2,665,112 common shares have been reserved for issuance to key employees. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares out-standing on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.


    During 1996, 200,000 shares of the Company's common stock were awarded under the Stock Plan. The market value of the shares awarded of $5,425,000 has been recorded as unearned compensation and is reflected as a reduction of shareholders' equity in the accompanying consolidated balance sheet. Unearned compensation is amortized to expense over the vesting period of the award.


    The Company also has a 1990 Director Stock Option Plan under which 225,000 shares of the Company's common stock were reserved for grant to non-employee directors of the Company. The exercise price of options granted is the fair market value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.


    Compensation expense under the Stock Plan and under certain earlier plans pursuant to which awards may no longer be granted was approximately $2,626,000, $2,017,000 and $619,000 in 1996, 1995 and 1994, respectively.


    The following table summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:


                                      Number        Per share
                                    of shares     option price

Outstanding at September 30, 1993   3,153,652     $ 1.62-$12.75
Granted                               432,000      11.54- 14.72
Exercised                            (288,756)      1.74- 11.10
Terminated                            (29,000)     11.10- 11.75

Outstanding at September 30, 1994   3,267,896       1.62- 14.72
Granted                               352,000      10.72- 13.78
Exercised                            (329,098)      1.74- 14.72
Terminated                            (52,024)      3.33- 13.57

Outstanding at September 30, 1995   3,238,774       1.62- 14.72
Granted                             1,345,496      17.97- 23.00
Exercised                          (1,079,434)      1.74- 14.72
Terminated                            (80,334)     11.22- 18.33

Outstanding at September 30, 1996   3,424,502       1.62- 23.00

Exercisable at September 30, 1996   1,512,893       1.62- 14.72

Shares reserved for future grant
September 30, 1995                  1,028,308
September 30, 1996                  1,471,612



NOTE 14-EMPLOYEE BENEFIT PLANS


    The Company maintains an employee stock ownership plan ("ESOP") and a 401(k) plan in which substantially all employees who have met certain age and length of service requirements may participate. Contributions to the ESOP are determined at the discretion of the Board of Directors; employee contributions to this plan are not permitted. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched by the Company on a sliding scale subject to certain limitations. Compensation cost under the 401(k) plan was approximately $1,041,000, $837,000 and $806,000 in 1996, 1995
and 1994, respectively.


    During 1995 the Company loaned approximately $2,398,000 to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable as a liability in the accompanying consolidated balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6. Compensation cost relating to shares acquired under similar arrangements prior to fiscal 1995 was measured using the shares allocated method; all of such shares were committed to being released on or before September 30, 1994. Total compensation cost under the ESOP was approximately $997,000, $1,067,000 and $1,471,000 in 1996, 1995 and 1994, respectively, which, in 1995 and 1994, includes discretionary cash contributions to the ESOP unrelated to the debt service on the bank loan.


    At September 30, 1996 the ESOP held a total of 519,462 shares of the Company's common stock having a fair value of approximately $14 million. Of the total number of shares, 40,636 shares have been committed to be released, 142,248 shares are held in suspense and the balance, representing shares acquired using cash contributed to the ESOP in excess of its debt service requirements and shares acquired in prior years, have been allocated to plan participants. Uncommitted ESOP shares are included at cost in unearned compensation in the consolidated balance sheet.

NOTES 15-CONTINGENCIES


    The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when ultimately concluded and determined will not, in the opinion of management, have a material effect on results of operations or financial condition of the Company.


NOTE 16-FAIR VALUE OF FINANCIAL INSTRUMENTS


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


    The Company estimates the fair value of retained regular and residual interests in REMIC securitizations based upon default, prepayment and interest rate assumptions which management believes market participants would use for similar instruments. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies. Based on current estimates, management believes that the fair value of the Company's retained REMIC interests approximates their carrying values.


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


    Off-balance sheet interest rate protection agreements at September 30, 1996 consisted of options on forward starting interest rate swaps in the aggregate notional amount of $193 million expiring on October 17, 1996. These agreements are valued at the amount payable or receivable by the Company had the contracts been terminated at year end.


    The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 1996 and 1995:




                                           1996                 1995

                                  ESTIMATED    CARRYING   Estimated   Carrying
                                  FAIR VALUE    AMOUNT    fair value    amount

                                                           (in thousands)
Assets
  Cash and cash equivalents          28,577     28,577     $ 6,189    $ 6,189

  Receivables and investments
    Loans held for sale             307,983    306,465     246,372    244,593
    Loans held for investment
     Fixed rate loans                93,434     87,526     173,135    160,732
     Variable rate loans             10,977     10,977      12,813     12,813
    Trade receivables                 5,771      5,771       8,025      8,025
    Other receivables                45,722     45,722      14,591     14,591
    Less: reserve for uncollectible
     receivables                          -     (6,331)          -     (8,611)
    Retained REMIC regular
     interests                        9,724      9,724      28,133     28,133
    Retained REMIC residual
     interests                       48,971     48,971      20,599     20,599

Liabilities
  Short-term borrowings             145,506    145,506     154,400    154,400
  Interest rate protection
    agreements                        1,362          -           -          -
  Notes and bonds payable
    Fixed rate obligations           87,691     86,252     144,389    139,641
    Variable rate obligations        48,127     48,127      59,171     59,171



NOTE 17-QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial information follows:



                               First      Second      Third      Fourth
                              quarter     quarter    quarter     quarter      Year

                                        (in thousands, except per share data)
1996
Net sales                    $176,269    $191,223    $239,305    $255,282    $862,079
Gross profit                   46,046      54,379      73,552      78,799    $252,776
Net income                     13,877      16,152      17,869      20,357      68,255
Earnings per share
  Primary                         .30         .35         .38         .44        1.47
  Fully diluted                   .30         .35         .38         .44        1.47

1995
Net sales                    $149,489    $168,991    $204,240    $218,801    $741,521
Gross profit                 $ 37,465    $ 43,862    $ 55,348    $ 61,526    $198,201
Net income                   $  8,459    $ 10,370    $ 12,791    $ 15,003    $ 46,623
Pro forma net income         $  8,212    $  9,862    $ 12,241    $ 15,003    $ 45,318
Pro forma earnings per share
  Primary                    $    .18    $    .21    $    .27    $    .33    $    .99
  Fully diluted              $    .18    $    .21    $    .27    $    .32    $    .98



NOTE18-BUSINESS SEGMENT INFORMATION


    The Company operates in two principal businesses. The manufactured housing segment includes the Company's retail and manufacturing operations. The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third party manufacturers. The Company's manufacturing operations sell a substantial majority of its homes to the Company's retail operations, with a lesser portion distributed through independent dealers. The manufactured housing segment also includes the Company's communities development arm, which was engaged in developing both rental communities and manufactured housing subdivisions. In late 1996 the Company decided to exit the land development business and on September 30, 1996 sold its seven manufactured housing rental communities and related inventories for approximately $26 million. The Company expects to dispose of its remaining land development assets, which have a carrying value of approximately $6 million at September 30, 1996.


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


                                  1996         1995           1994

                                          (in thousands)

Revenues
  Manufactured housing           $881,218     $758,370     $606,725
  Financial services               92,346       61,995       56,771
  Investment income                   358        1,047        1,114

                                 $973,922     $821,412     $664,610

Operating income
  Manufactured housing(1)          82,181     $ 60,806     $ 48,812
  Financial services               52,387       24,449       19,899

    Combined                      134,568       85,255       68,711
  Non-financial interest expense   (2,221)      (2,259)      (1,149)
  Investment income                   358        1,047        1,114
  General corporate expenses(2)   (22,025)     (11,046)     (11,967)

    Income before income taxes   $110,680     $ 72,997     $ 56,709

Identifiable assets
  Manufactured housing           $307,771     $286,147     $197,738
  Financial services              490,472      477,262      375,507
  General corporate                43,734       19,231       17,152

                                 $841,977     $782,640     $590,397

Depreciation and amortization
  Manufactured housing              7,302     $  5,683     $  3,782
  Financial services                  565          765          784
  General corporate                 2,594        1,830          960

                                   10,461     $  8,278     $  5,526

Capital expenditures
  Manufactured housing             24,290     $ 25,276     $ 23,911
  Financial services                1,247          956          511
  General corporate                15,766       15,638        3,803

                                   41,303     $ 41,870     $ 28,225



    (1) Includes one-time charges of approximately $663,000 in 1995 relating to the sale of a manufactured housing facility.

    (2) Includes one-time charges of approximately $537,000 in 1995 relating to down-sizing corporate overhead staff at Golden West; includes one-time charges of approximately $1.3 million in 1994 for costs relating to the Golden West acquisition.

REPORT OF INDEPENDENT
ACCOUNTANTS



To the Board of Directors and Shareholders of
Oakwood Homes Corporation                     (Price Waterhouse LLP logo)

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Destiny
Industries, Inc., a wholly-owned subsidiary, which statements reflect total revenues of $89,080,000 for the year ended October 1, 1994
(see Note 2). Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Destiny Industries, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP

Winston-Salem, North Carolina

November 4, 1996

     COMMON                         OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
    STOCK PRICES(1)




            1996              1995              1994             1993             1992

Quarter  HIGH    LOW      High     Low      High     Low      High     Low     High     Low
First     21    165/8    131/4    103/8    141/4    111/4    105/8     61/2    51/2    33/4
Second 253/4    181/2    131/2    107/8    147/8    101/8    113/4     83/4    81/4    51/8
Third     25       20    131/2    115/8    117/8     95/8    105/8     85/8    77/8    51/8
Fourth    28    203/8    181/8    127/8    141/2    111/8       13    103/8    71/2    51/4




DIVIDEND
INFORMATION(1)

    The Company declared a cash dividend of $.01 per common share during each of the eight quarters in the period ended September 30, 1996.


    (1) Adjusted retroactively to give effect to stock dividends and stock splits.

SHAREHOLDER INFORMATION GUIDE

DIRECTORS
NICHOLAS J. ST. GEORGE
Elected 1972
President and
Chief Executive Officer

A. STEVEN MICHAEL
Elected 1992
Executive Vice President and
Chief Operating Officer

C. MICHAEL KILBOURNE
Elected 1995
Executive Vice President and
Chief Financial Officer

CLARENCE W. WALKER*
Elected 1971
Partner, Kennedy Covington
Lobdell & Hickman, L.L.P.
Attorneys at Law

KERMIT G. PHILLIPS, II*
Elected 1979
Chairman, Phillips Management
Group, Inc. (Real Estate
Development and Management)

DENNIS I. MEYER(dagger)
Elected 1983
Partner, Baker & McKenzie,
Attorneys at Law

H. MICHAEL WEAVER*
Elected 1991
Chairman, W.H. Weaver
Construction Company
(Real Estate Development
and Management)

SABIN C. STREETER*
Elected 1993
Managing Director,
Donaldson, Lufkin & Jenrette
Securities Corporation

FRANCIS T. VINCENT, JR.(dagger)
Elected 1993
Private Investor

ROGER W. SCHIPKE
Elected 1996
Private Investor

*Member of the Audit Committee

(dagger) Member of the Compensation
        Committee



EXECUTIVE OFFICERS

NICHOLAS J. ST. GEORGE
President and
Chief Executive Officer

A. STEVEN MICHAEL
Executive Vice Pr
Chief Operating Officer

C. MICHAEL KILBOURNE
Executive Vice Pr
Chief Financial Officer

DOUGLAS R. MUIR
Senior Vice President,
Secretary and Treasurer

JEFFREY D. MICK
Senior Vice President
and Controller

MYLES E. STANDISH
Senior Vice President and
General Counsel

J. MICHAEL STIDHAM
Executive Vice President
Retail

WILLIAM G. EDWARDS
Executive Vice President
Manufacturing

LARRY T. GILMORE
Executive Vice President
Consumer Finance


MAILING ADDRESS
Oakwood Homes Corporation
Post Office Box 27081
Greensboro, North Carolina 27425-7081
(910) 664-2400

LEGAL COUNSEL
Kennedy Covington Lobdell & Hickman, L.L.P.
Charlotte, North Carolina

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Winston-Salem, North Carolina

TRANSFER AGENT AND REGISTRAR
First Union National Bank of North Carolina
Shareholder Services Group
230 South Tryon Street, 11th Floor
Charlotte, North Carolina 28288-1153
(800) 829-8432

SECURITIES EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol-OH

NUMBER OF SHAREHOLDERS OF RECORD
1,044 as of November 29, 1996

CASH DIVIDENDS
Cash dividends on Oakwood Common Stock
have been paid for 21 consecutive years. Cash dividends are ordinarily paid on or about the end of November, February, May and August.

SHAREHOLDER INQUIRIES
Inquiries by shareholders and securities analysts should be directed to
Douglas R. Muir,  Senior Vice President
(910) 664-2360

ANNUAL MEETING
The annual meeting of shareholders will be held in Greensboro, North Carolina at 2 p.m. on Wednesday, January 29, 1997.

10-K REPORT
The Corporation will provide without charge a copy of its annual report on Form 10-K as filed with the Securities and Exchange
Commission upon receipt of a written request.
This request should be addressed to the
Corporate Secretary.

Visit our website at
http://www.oakwoodhomes.com