Form 10-K, Exhibit 13
period 1998-09-30
OAKWOOD HOMES CORP
filed 1998-12-29
CIK 73609

FINANCIAL HIGHLIGHTS


                                                                       Year ended September 30,
                                             ---------------------------------------------------------------------------
(in thousands, except per share data)         1998(1)        1997          1996         1995         1994        1993
------------------------------------------------------------------------------------------------------------------------
Net sales                                    $1,404,432   $  952,704   $  862,079   $  741,521   $  595,127   $  422,103
Total revenues                               $1,482,553   $1,070,051   $  973,922   $  821,412   $  664,610   $  483,736
Net income                                   $   55,353   $   81,913   $   68,255   $   45,318   $   35,655   $   25,715
Earnings per common share
                    Basic                    $     1.20   $     1.79   $     1.53   $     1.03   $     0.82   $     0.65
                    Diluted                  $     1.17   $     1.75   $     1.47   $     0.99   $     0.78   $     0.59
Total assets                                 $1,283,376   $  904,506   $  841,977   $  782,640   $  590,397   $  596,950
Notes and bonds payable                      $   61,875   $   78,815   $  134,379   $  198,812   $  207,990   $  264,225
Cash dividends per common share              $     0.04   $     0.04   $     0.04   $     0.04   $     0.04   $     0.04


(1) Includes special charges of approximately $51.3 million, or $.67 per share, after tax. See Note 4 to the consolidated financial statements.



(Bar chart appears here. See table below for plot points.)

                                   NET SALES
                                 (in millions)

     '93       '94       '95       '96       '97       '98
     422       595       742       862       953      1,404

5 year compound growth rate: 27%


(Bar chart appears here. See table below for plot points.)

                                   NET INCOME
                                 (in millions)

     '93       '94       '95       '96       '97       '98
      26        36        45        68        82        87

5 year compound growth rate, excluding special charges: 28%


(Bar chart appears here. See table below for plot points.)

                                   DILUTED EPS

     '93       '94       '95       '96       '97       '98
     0.59      0.78      0.99      1.47      1.75      1.84

5 year compound growth rate, excluding special charges: 26%


(Bar chart appears here. See table below for plot points.)

                              SHAREHOLDERS' EQUITY
                                 (in millions)

     '93       '94       '95       '96       '97       '98
     240       276       318       392       484       548

5 year compound growth rate: 18%


(Bar chart appears here. See table below for plot points.)

                              OPERATING CASH FLOWS
                                 (in millions)

     '93       '94       '95       '96       '97       '98
      33        43        49        69        77       134

5 year compound growth rate: 32%


(Bar chart appears here. See table below for plot points.)

                            NEW HOMES SOLD AT RETAIL
                                 (in thousands)

                    '93       '94       '95       '96       '97       '98
Total               9.8       13.0      16.7      20.1      22.1      26.1
Single-section      7.3        9.7      12.1      13.6      11.7      12.4
Multi-section       2.5        3.3       4.6       6.5      10.4      13.7

5 year compound growth rate: 22%


(Bar chart appears here. See table below for plot points.)

                             NUMBER OF SALES CENTERS

     '93       '94       '95       '96       '97       '98
     121       152       198       255       300       359



(Line chart appears here. See table below for plot points.)

                                CUMULATIVE GROWTH

                             '93     '94     '95     '96     '97     '98
Oakwood retail home sales      0      34      71     106     126     167
Industry shipments             0      19      34      48      45      49


                                                           1998 ANNUAL REPORT  1

TO OUR SHAREHOLDERS

As the financial highlights on the preceding page reveal, 1998 was a bittersweet year for Oakwood Homes. On a positive note, it was a year of significant achievements in our retailing and manufacturing operations as we expanded our capabilities dramatically. The year witnessed continued growth in our captive retailing network as we extended our influence with consumers as the nation's premier housing retailer. In addition, we comp leted our third major business combination, a landmark $100 million acquisition of Schult Homes Corporation, the oldest name in manufactured housing.


(Bar chart appears here. See table below for plot points.)

                                   NET SALES
                                 (in millions)

     '93       '94       '95       '96       '97       '98
     422       595       742       862       953      1,404

5 year compound growth rate: 27%


(Photo appears here with the following caption)
Nicholas J. St. George
Chairman and Chief Executive Officer


     We also faced and met a key challenge in our financial services operation, which was affected by special asset valuation charges against income related primarily to loan securitizations. These special non-cash charges obscured the real progress taking place elsewhere in the Company.

Financial Overview  of 1998

Total revenues, which exceeded one billion dollars for the first time last year, jumped 39% to $1.483 billion in 1998. This growth was propelled by both the internal expansion of our retail network and the contribution of Schult Homes following its acquisition on April 1.

  Increased distribution through select independent dealers--largely reflecting standing relationships with our new Schult Homes retailers--helped push total sales up 47% to $1.404 billion. The other major component of revenues, financial services income, declined 34% to $67.4 million due to the impact of special charges totaling $51.3 million or $.67 per share, after tax. Before these non-cash charges, financial services income rose 15% to a record $118.6 million in 1998.

     Net income totaled $55.4 million or $1.17 per diluted share for 1998, down 32% from earnings of $81.9 million or $1.75 per diluted share in 1997. Excluding the special charges, net income rose to $87.2 million or $1.84 per diluted share.

     Finally, business generated cash flow was up sharply in 1998, totaling approximately

1998 ANNUAL REPORT 2

$134.2 million compared to $77.1 million in fiscal 1997.

Special Charges

We were disappointed to see Oakwood's consistent earnings growth interrupted in 1998. Oakwood has built a strong record, virtually unrivaled in our industry, based on a strategy of complete vertical integration of all the steps necessary to produce and deliver a quality product for our customers. For a decade, the financial services element of this vertically integrated business model contributed to steady profit growth for the Company and, more important, provided a critical link in the overall selling process that synergistically expanded our opportunities in retailing and manufacturing. However, the rapidly changing economic and business environment required that we reassess the risks of the consumer finance business.


     The consumer finance business obtains substantially all its long-term financing by securitizing the loans it originates. When Oakwood securitizes its loans, it conveys ownership of the loans to a trust, which in turn issues debt instruments secured by the loans. All of the cash generated from the loans is the property of the trust, which uses that cash to pay principal and interest on the debt, to pay Oakwood a fee to service the loans and, to the extent there is cash remaining in the trust after absorbing credit losses, the trust pays this residual cash flow to Oakwood.


"Total revenues, which exceeded one billion dollars for the first time last year, jumped 39% to $1.483 billion in 1998."


     Oakwood is required to estimate the amount and timing of this residual cash flow when it securitizes loans, and to record an asset for the present value of that estimate. Estimating residual cash flow necessarily involves making assumptions about future events over the life of the transaction, which typically is many years. Two important variables in the estimation process are the amount and timing of credit losses and the rate at which customers voluntarily prepay their loans. While these estimates are based, in part, on historical patterns, changes in economic conditions, interest rates and the competitive environment will inevitably cause the amount of residual cash flow actually received to differ from amounts estimated.


(Bar chart appears here. See table below for plot points.)

                              OPERATING CASH FLOWS
                                 (in millions)

     '93       '94       '95       '96       '97       '98
      33        43        49        69        77       134

5 year compound growth rate: 32%

                                                           1998 ANNUAL REPORT  3

     This year we and the mortgage and consumer finance industry experienced higher voluntary loan prepayments and increased credit losses. The reasons for the consumer's recent rush to refinance existing loans or purchase a "trade up" home are apparent: interest rates are at historic lows and competition among manufactured housing lenders for loan origination business is intense. Consequentially, we increased our estimates of future credit losses and prepayments, which resulted in special charges to write down residual interests in certain loan securitizations. Notwithstanding the effects of special charges on our results of operations, cash flow from securitized loans rose dramatically in 1998. Total securitized cash flow, including servicing fees, rose 31% from approximately $39 million in 1997 to over $51 million in 1998.

Consumer Finance Business Reaffirmed

We have long believed in the power of vertical integration, including the consumer finance elements of our business. Nevertheless, the write-downs compelled us to undertake, with ~the assistance of outside consultants, a detailed study of our business model to look specifically at the operations of our financial services subsidiary. We approached this review with no predispositions, only the desire to reduce volatility in our financial services earnings and to implement business strategies that provide the greatest benefit for our shareholders. Through this introspective process, we became even more convinced that our fundamental strategy of vertical integration represents the best business model for the manufactured housing industry. It is the only model that positions us to best compete in any business


(Bar chart appears here. See table below for plot points.)

                                LOAN ORIGINATIONS
                                 (in millions)

     '93       '94       '95       '96       '97       '98
     212       344       487       721       884      1,236

5 year compound growth rate: 42%


(Photo appears here with the following caption.)
Fine architectural details, including a fireplace, skylights and arches, heighten Oakwood's value in the minds of customers.

4    1998 ANNUAL REPORT

"Our review and analysis reaffirmed that the availability and control of financing are key aspects of completing the sale of our products."
--------------------------------------------------------------------------------
environment. As the final link in the value chain, financial services remains a key element in our growth strategy.

     Specifically, our review and analysis reaffirmed that the availability and control of financing are key aspects of completing the sale of our products, clearly providing important support for our other integrated operations, as well as competitive advantages. We also gain important access to capital, and, as a result, avoid having to rely on outside finance companies who can exit the business at any time, a trend we witnessed in the 1980s and that is beginning to ~occur again today. In addition, this business historically has been an important contributor to our total profitability, and we expect it to be an important contributor going forward.

Action Steps

We also recognized that Oakwood must work to reduce financial earnings volatility that has recently plagued the consumer finance industry. To this end, we have refined our


(Photo appears here with the following caption.)
With its emphasis on higher price point multi-section homes, including modular homes and even two-story HUD code homes as seen above, Schult has expanded the Company's product offerings.


(Bar chart appears here. See table below for plot points.)

                               SERVICING PORTFOLIO
                                 (in millions)

     '93       '94       '95       '96       '97       '98
     538       843     1,201     1,745     2,547      3,573

                                                           1998 ANNUAL REPORT  5

"1998 was truly a banner year for Oakwood as we continued to set the standard for performance in the manufactured housing industry."
--------------------------------------------------------------------------------

valuation and accounting assumptions to reflect today's rapidly changing environment. Although we remain cautious regarding our expectations that current market conditions will improve in the near future, we expect recognition of lower gains ~at the time of the sale of loans and lower initial yields recorded on residual interests. While this may shift the timing of income recognition to future years when we have actual experience in loan performance, we believe this approach will minimize the likelihood of future impairment of residual assets and resulting special charges.

(Bar chart appears here. See table below for plot points.)

                                CUMULATIVE GROWTH

                             '93     '94     '95     '96     '97     '98
Oakwood retail home sales      0      34      71     106     126     167
Industry shipments             0      19      34      48      45      49



(Photo appears here with the following caption.)
Oakwood Homes is best positioned to fulfill customers' expectations for quality and service, because we control all aspects of the manufacturing, retail and finance processes.

6    1998 ANNUAL REPORT

(Photo appears here with the following caption.)
Oakwood's homes are manufactured with amenities once thought possible only in site-built homes.

Retail and Manufacturing Operations Post Strong Results

In our retail and manufacturing operations, 1998 was truly a banner year for Oakwood as we continued to set the standard for performance in the manufactured housing industry. This ongoing drive for excellence can be seen in the strength of our network of sales centers, which continues to rank as the largest and most powerful retailing force in the industry. With steady sales center expansion during 1998, combined with strong same-store sales, Oakwood's retailing system achieved continued market share gains. In manufacturing, we solidified our position as the nation's third largest manufactured homebuilder, reflecting the addition of 14 Schult Homes manufacturing facilities during the year and continued growth within our existing plants. Never have our product lines been more diverse, our market reach greater, and our potential for growth more attractive.

     Outstanding performances in retail and manufacturing produced significant gross profit gains. Gross margin for 1998, excluding the effects of the Schult acquisition, rose to 32.8% from 31.6% last year, and relentless execution of our vertical integration strategy has widened our gross margin from 24.9% just five years ago.

Record Retail Growth

The growth of our industry over the past several years reflects a number of factors that will continue to benefit manufactured housing. Strong demographic trends, along with the increasing affordability and value offered by manufactured housing, are driving growth. Manufactured housing continues to gain ground

(Bar chart appears here. See table below for plot points.)

                              GROWTH PROFIT MARGIN

     '93       '94       '95       '96       '97       '98
     24.9      25.8      26.7      29.3      31.6     30.7

                                                           1998 ANNUAL REPORT  7

"Manufactured housing continues to gain ground on site-built homes in terms of features, styling, quality, and consumer appeal."
--------------------------------------------------------------------------------

on site-built homes in terms of features, styling, quality, and consumer appeal.

     Against this favorable backdrop, the power of Oakwood's vertically integrated model is readily apparent. Our 167% growth in retail unit sales over the past five years is triple the growth rate of the industry. Our market share gains reflect, more than any other aspect of Oakwood's integration strategy, our efforts to expand and control our retail distribution. Such control allows us to respond more quickly to the needs of our customers and remain attuned to the kinds of homes and features desired. Captive retail distribution also allows us to avoid reliance on thinly capitalized retailers who may not survive the next economic downturn, while insulating us from much of the margin pressure to which pure manufacturers are exposed.

     The retail environment remains highly fragmented. While Oakwood is the largest manufactured housing retailer in America, we control only about 8% of retail distribution. Much of the remaining 92% is controlled by small independent retailers. In this highly competitive market, we expect to achieve continued gains in market share and to be opportunistic in consolidating fragmented distribution systems. However, we will also remain disciplined, and will only acquire retailers in the context of our long-term strategic plan and only at reasonable prices.

Extending Our Lead

     The growth of our retail operations in 1998 was excellent. Oakwood sold more than 26,000 homes at retail, up 18% over the 22,000 homes sold in the previous year. On the basis of floors sold, which equalizes our shipment data for the significant shift in sales mix toward multi-section homes that began in 1997, Oakwood's retail sales units increased an even faster rate of 22%.

     Several factors have enabled us to extend our lead in home retailing. We have achieved strong same-store sales growth, reflecting both the ongoing strength of end retail demand and the favorable impact of our new products. Oakwood's same-store sales dollars increased 13% in 1998 as the Company introduced four more editions of its Street of Dreams series, including the Family Dream Home(TM),


(Bar chart appears here. See table below for plot points.)

                            NEW HOMES SOLD AT RETAIL
                                 (in thousands)

                    '93       '94       '95       '96       '97       '98
Multi-section       9.8       13.0      16.7      20.1      22.1      26.1
Single-section      PLEASE FILL IN

5 year compound growth rate: 22%

8    1998 ANNUAL REPORT

(Photo appears here with the following caption.)
Increasing popularity is fueling demand for Oakwood's multi-section homes. These higher end homes accounted for 52% of Oakwood's retail home sales in 1998, up from 47% in 1997 and 32% in 1996.
--------------------------------------------------------------------------------
a four bedroom home for growing families, and the Home Theater Dream Home(TM), featuring a large screen television and home theater sound system. Each new home targets specific market segments and packs specific features for increased differentiation in the marketplace. The Street of Dreams program, the first of its kind to be backed by a national ~advertising campaign, remains a key part of our plan to strengthen the Oakwood brand image and build greater brand awareness. Already, market research indicates that Oakwood enjoys higher name recall than any other home brand.

     We have continued to expand our retail network at a rapid pace, increasing the number of locations by 59 in 1998

(Bar chart appears here. See table below for plot points.)

                               MULTI-SECTION SALES
                          (% of new retail home sales)

     '93       '94       '95       '96       '97       '98
     25        25        28        32        47        52

                                                           1998 ANNUAL REPORT  9

"Our market share gains reflect, more than any other aspect of Oakwood's integration strategy, our efforts to expand and control our retail distribution."
--------------------------------------------------------------------------------
and ending the year with a total of 359 retail centers. In 1999, our goal is to add 60 to 65 new retail centers. Our expansion, almost threefold since 1993, has focused on adding density to our existing markets, primarily in the Deep South and in the Pacific Northwest. With our recent acquisition of Schult Homes, we are also moving into Midwestern markets to leverage the manufacturing capacity we gained through this acquisition.

Ongoing Gains In
Manufacturing

The final core element of our vertical integration strategy involves the control of manufacturing--

(Bar chart appears here. See table below for plot points.)

                             NUMBER OF SALES CENTERS

     '93       '94       '95       '96       '97       '98
     121       152       198       255       300       359


(Photo appears here with the following caption.)
Advanced manufacturing technology and capabilities have expanded the types of homes that can be built in a factory, allowing Oakwood to target more traditional, site-built housing consumers.

10   1998 ANNUAL REPORT
we want to build in our own factories substantially all the homes we sell at retail. Similar to our control at retail, this command allows us to respond quickly to changing consumer preferences and ensure consistent product quality and a high level of after-sale customer service. Moreover, because we control the ultimate distribution of our homes, we can also operate our manufacturing plants at higher production levels year round to minimize the impact of business seasonality. And, by linking our manufacturing capability to retail distribution, we have achieved one of the shortest order/deliver lead times in the industry, a huge competitive advantage over non-integrated competitors.

     We have purposefully matched our manufacturing expansion to the needs of our retail system. Since 1994, the Company has accelerated its growth through three strategic acquisitions that added manufacturing clout in the Pacific Northwest, the Deep South and the Midwest. Our acquisition of Schult Homes typifies this strategic advantage, combining one of the strongest, fastest growing companies in the industry with the oldest name in manufactured housing. While extending our product line to include additional price points, more high-end multi-section homes, and entry into modular housing, Schult complemented our own retail system with over 600 loyal independent dealers. With the opening of a new facility in Killeen, Texas in September 1998, Oakwood now has a network of 32 manufacturing plants that will serve as the foundation for retail expansion in target areas nationwide.

     These strategic capacity additions have also allowed Oakwood to greatly increase the percentage of homes built and sold through its retail system. In 1998, about 96% of the homes we sold at retail were built in our own factories. Capacity increases have enabled us to respond meaningfully and swiftly to the affluent customer's increasing interest in multi-section housing. Multi-section homes, which accounted for just 25% of our retail sales in 1993, jumped to 47% last year and increased


(Bar chart appears here. See table below for plot points.)

                                 FLOORS PRODUCED
                                 (in thousands)

     '93       '94       '95       '96       '97       '98
     21.7      27.6      31.1      35.0      40.4      56.2

5 year compound growth rate: 21%


"Since 1994, the Company has accelerated its growth through three strategic acquisitions which added manufacturing clout in the Pacific Northwest, the Deep South and the Midwest."

                                                           1998 ANNUAL REPORT 11
again to 52% of retail shipments in 1998, with our Street of Dreams program contributing to this beneficial shift in sales mix.

Maintaining Our Focus

Clearly, we are maintaining a sharp focus on the business drivers that will fuel Oakwood's growth over the long-term and enable us to achieve the level of performance that you, our shareholders, have come to expect. These include our core competencies in retailing and manufacturing, arguably the strongest in ~our industry, and the way we integrate and leverage these skills to expand market share, increase sales and create profit opportunities that surpass those of our competitors.

     We faced difficult economic conditions in 1998 and emerged stronger and smarter for the experience. Our strategic foundation is firmly grounded. We remain driven to meet and surpass the competition in every step of the manufacturing and retailing cycle. This Oakwood ~heritage, to be the very best, continues to guide us as we work to build your trust and confidence in our future performance and prospects. Thank you for your continued interest and loyalty.

Sincerely yours,

/s/ N.J. St. George
Nicholas J. St. George
Chairman and
Chief Executive Officer

(Photo appears here with the following caption.)
Directors: (left to right, standing) Clarence W. Walker, Sabin C. Streeter, Dennis I. Meyer, Kermit G. Phillips, II, William G. Edwards, Lanty L. Smith, Roger W. Schipke; (seated) Francis T. Vincent, Jr., Nicholas J. St. George; (not pictured H. Michael Weaver).



12   1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

                                                     Oakwood Homes Corporation
                                                              and Subsidiaries

RESULTS OF OPERATIONS

Fiscal 1998 represented the Company's twelfth consecutive year of record sales and revenues. Total sales increased 47% to $1.4 billion from $953 million last year, following an 11% increase in 1997 from the $862 million reported in 1996. Total revenues rose 39% to $1.5 billion from $1.1 billion last year, compared to $974 million reported for 1996.

Industry shipments grew in 1998 after a decline for the first time in five years during 1997. According to industry sources, shipments of manufactured homes were up approximately 5% for the first nine months of calendar 1998, following a 3% decrease in calendar 1997. Oakwood's growth continued to far surpass the industry, as new retail unit sales grew by 18% in fiscal 1998 and 10% in fiscal 1997.

The following table summarizes certain key sales statistics for each of the last three fiscal years:

                                            1998          1997         1996
--------------------------------------------------------------------------------
Retail sales (in millions) ............   $1,140.0      $ 858.4      $ 703.2
Other sales (in millions) .............   $  264.4      $  94.3      $ 158.9
Total sales (in millions) .............   $1,404.4      $ 952.7      $ 862.1
Gross profit %-
   integrated operations ..............       33.7%        33.0%        31.8%
Gross profit %-
   wholesale operations ...............       17.7%        19.0%        18.0%
New single-section homes
    sold-retail .......................     12,390       11,670       13,639
New multi-section homes
    sold-retail .......................     13,669       10,418
                                                                       6,488
Used homes sold-retail ................      2,349        2,155        1,908
New single-section homes
    sold-wholesale ....................      1,638          539        1,334
New multi-section homes
    sold-wholesale.....................      6,145        2,508        3,890
Average new single-section
    sales price-retail ................   $ 31,400      $29,200      $27,700
Average new multi-section
    sales price-retail ................   $ 53,300      $47,900      $47,900
Average new single-section
    sales price-wholesale .............   $ 20,900      $15,500      $14,200
Average new multi-section
    sales price-wholesale .............   $ 37,000      $31,900      $29,800
Weighted average retail
    sales centers open  during the year        330          278          227
Average dollar sales per
    sales center (in millions) ........   $    3.5      $   3.1      $   3.1

1998 COMPARED TO 1997

NET SALES

Retail sales dollar volume increased 33%, reflecting an 18% increase in new unit volume and increases of 8% and 11% in the average new unit sales prices of single-section and multi-section homes, respectively. Average retail sales prices rose due to price increases and a shift in product mix toward higher price points. Single-section unit volume increased 6%, while multi-section unit volume rose 31% from 1997. The Company believes the multi-section performance reflects the addition of new homes to the Company's product line in response to continuing consumer preference for multi-section homes.

During 1998 the Company opened or acquired 62 new sales centers compared to 49 sales centers during 1997. The Company also closed three underperforming sales centers during the year compared to four in 1997. Total new retail sales dollars at sales centers open more than one year increased 13% during 1998.

Other sales dollar volume, which consists principally of wholesale sales to independent dealers by the Company's Destiny, Golden West and Schult subsidiaries, increased 180%, due to an increase in wholesale unit volume related to the acquisition of Schult on April 1, 1998 in a transaction accounted for as a purchase. Schult sold 5,386 units, representing $185.9 million of sales, to independent dealers subsequent to the acquisition. Excluding the effects of the Schult acquisition, wholesale sales declined 17%, reflecting the Company's strategy of changing the distribution of products produced by Golden West and Destiny from non-exclusive independent dealers to Company-owned retail sales centers. During 1998, 79% of Golden West's and Destiny's shipments were to Oakwood sales centers, compared to 68% in 1997. The wholesale sales increase also reflects increases in the average wholesale sales prices of single-section homes and multi-section homes sold by Destiny and Golden West of 2% and 6%, respectively. Schult's higher average price points caused the overall average wholesale selling prices of single-section and multi-section homes to rise 35% and 16%, respectively.

GROSS PROFIT

Gross profit margin--integrated operations reflects gross profit earned on all sales at retail as well as the manufacturing gross profit on retail sales of units manufactured by the Company.Gross profit margin--integrated operations increased to 33.7 % in 1998 from 33.0 % in 1997. Approximately 96% of new homes sold at retail were produced in Company-owned manufacturing plants in both 1998 and 1997.

Wholesale gross profit margins decreased as a result of the acquisition of Schult, whose gross profit margins currently are lower than those of the Company's other wholesale sales. The combined wholesale gross profit margin of Golden West and Destiny increased over last year, principally due to improved efficiencies.

FINANCIAL SERVICES INCOME

Financial services income for 1998 declined to $67.4 million from $1 million in 1 principally due to special charges of $51.3 million (approximately $31.8 million after tax, or $.67 per share), relating primarily to valuation adjustments of certain retained interests in REMIC securitizations. Interest income earned on loans held for investment and on loans held for sale prior to securitization increased from $29.4 million during 1997 to $30.9 million in 1998. The increase reflects higher average outstanding balances of loans held for sale prior to securitization due to increased origination volume.

                                                           1998 ANNUAL REPORT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (cont.)

                                                     Oakwood Homes Corporation
                                                              and Subsidiaries

This increase was partially offset by lower interest income on loans held for investment, the principal balance of which is declining as these loans are liquidated. Loan servicing fees increased from $21.5 million during 1997 to $27.7 million this year, reflecting the increased size of the Company's securitized loan servicing portfolio.

The Company finances its consumer lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs"), and accounts for loan securitizations under Statement of Financial Accounting Standards No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"). Under FAS 125 the Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the REMIC interests retained and the REMIC interests sold to investors based upon the estimated fair values of such interests. The Company's 50% owned consumer finance joint venture, Deutsche Financial Capital ("DFC," an equity method investee), also has securitized its separate loan originations and also applies the provisions of FAS 125.

REMIC interests retained by the Company include servicing assets and REMIC residual interests. The Company estimates the fair value of retained REMIC residual interests based, in part, upon default and prepayment assumptions which management believes market participants would use for similar instruments. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's actual experience is more favorable than that assumed, the Company's yield on its REMIC residual interests will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield will be reduced or impairment of the residuals may result.

During 1998 the financial markets experienced a decline in interest rates and continued increases in consumer bankruptcies. As a result, mortgage and consumer finance businesses have suffered increased prepayments and credit losses. The Company's loan portfolios were also impacted by these market factors. For the year ended September 30, 1998, total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale an loans sold with full or partial recourse, amounted to approximately 1.52% of the average principal balance of the related loans, compared to approximately 1.30% one year ago. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio.

At September 30, 1998 the delinquency rate on Company originated loans was 4.0 %, compared to 2.6% at September 30, 1997. Increased delinquency rates ultimately may result in increased repossessions and foreclosures and an increase in credit losses.

During 1998 the Company experienced a rise in the rate of voluntary prepayments of loans in a number of its securitized loan pools. This higher rate of voluntary prepayments, together with increased credit losses with respect to certain pools of securitized loans, adversely affected the Company's ability to recover the carrying value of its residual interests in such securitizations. As a result, the Company recognized an indicated impairment of the Company's investments in certain securitization residuals in the second and third quarters totaling approximately $39.5 million.

In late 1996 the Company and an unrelated partner formed Deutsche Financial Capital ("DFC"), a joint venture engaged in providing consumer financing to customers of independent retailers of manufactured housing. The Company and its partner each owned 50% of DFC. During 1998, because of intensified competitive conditions in the manufactured housing lending industry, the Company agreed with its joint venture partner to cease the Company's participation in DFC. In the third quarter the Company recorded a special charge of approximately $4.3 million to reduce the carrying value of its investment in and advances to DFC to their estimated net realizable values. Subsequent to September 30, 1998, the Company and its joint venture partner each purchased from DFC approximately one half of DFC's warehouse of unsecuritized loans, which enabled DFC to retire the indebtedness incurred to finance the warehouse. As a result, DFC has substantially been liquidated.

DFC had securitized approximately $390 million of loans originated since its inception. Credit losses on these loans have been greater than those expected by the Company or DFC. Because of higher credit losses, the Company increased its credit loss assumptions with respect to those transactions, which resulted in an indicated impairment of the residual interests. Accordingly, in the third quarter, the Company recorded a special charge of approximately $7.5 million to reduce the carrying value of those investments.

REMIC residual income decreased from $19.4 million in 1997 to $10.3 million in 1998, reflecting a decline in the average balance of residual interests resulting from the writedowns of those investments during the year and, to a lesser extent, lower yields on those investments arising from higher credit losses.

Financial services income for 1998 and 1997 includes gains of approximately $20.1 million, or $.26 per share, after tax, and $19.3 million, or $.25 per share, after tax, respectively, from the sale of asset-backed securities.

Financial services income for 1998 also includes $34.0 million in insurance revenues from the Company's captive reinsurance business which began operations on June 1, 1997. This



14 1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries

subsidiary enables the Company to participate more fully in what management believes to be the profitable income streams associated with the property and casualty insurance and service contract business than was possible under the commission-based insurance agency arrangement which preceded its formation. As an insurance underwriter, the Company recognizes insurance premium revenues over the life of the related policies as a component of financial services income, with the associated claims expenses reflected in financial services operating expenses. Previously, insurance commission revenue was reported upon the sale of the policies by Oakwood's retail operations, and was included in other income. Due to this fundamental change in the Company's business, earnings for insurance operations are now spread over the lives of the policies rather than being recognized in full when the policies were sold. Because reinsurance claims costs are recorded as insured events occur, reinsurance underwriting risk may increase the volatility of the Company's earnings, particularly with respect to property and casualty reinsurance. The Company has purchased catastrophe reinsurance to reduce its underwriting exposure to natural disasters. Prior to June 1, 1997, insurance revenues related to the Company's credit life insurance underwriting business which the Company has operated for many years and which was combined with the property and casualty reinsurance subsidiary on October 1, 1997.

OTHER INCOME

The majority of the 26% decrease in other income reflects decreased insurance commissions resulting from the formation of the reinsurance subsidiary and the Company's exit from commission-based insurance agency arrangements. Insurance commissions totaled $6.4 million in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to 24.3% of net sales for the year ended September 30, 1998 compared to 24.8% of net sales last year. Higher retail selling expenses were offset by lower selling, general and administrative expenses as a percentage of sales at Schult. Excluding the effects of the Schult acquisition, selling, general and administrative expenses for 1998 were 26.1% of net sales compared to 24.8% of net sales last year, with higher retail selling expenses accounting for the majority of the increase, partially offset by decreased accruals for management compensation.

FINANCIAL SERVICES OPERATING EXPENSES

Financial services operating expenses rose 78% during 1998 due to the addition of claims and other expenses related to the formation of the captive reinsurance company. Exclusive of the captive reinsurance costs, financial services operating expenses increased 19% over 1997 on a 26% increase in the average number of loans serviced during the year and a 46% increase in total credit application volume.

INTEREST EXPENSE

Financial services interest expense includes interest expense associated with long-term debt secured by loans as well as interest expense associated with all short-term line of credit borrowings. Financial services interest expense increased 12% primarily due to a $5.2 million increase in interest expense related to higher average outstanding balances on short-term lines of credit. This increase was partially offset by lower interest expense on declining and retired long-term debt balances.
      Non-financial services interest expense rose from $3.3 million to $6.0 million due principally to interest costs related to the financing of the Schult acquisition.

INCOME TAXES

The Company's effective income tax rate was 38.6% in 1998 compared to 38.5% in 1997. The Company currently expects its effective income tax rate to rise modestly due to anticipated higher state income taxes arising from the Schult acquisition.

1997 COMPARED TO 1996

NET SALES

Retail sales dollar volume increased 22%, reflecting a 10% increase in new unit volume, a 5% increase in the average new single-section sales price and an increase in the percentage of total retail new unit volume represented by multi-section homes from 32% in 1996 to 47 % in 1997. Single-section unit volume decreased 14%, while multi-section unit volume rose 61% from 1996. The average retail sales price for new single-section homes increased primarily due to a shift in product mix toward higher price points. In 1997 the Company opened or acquired 49 new sales centers compared to 60 sales centers in 1996. The Company also closed four underperforming sales centers during 1997 and three in 1996. Total new retail sales dollars at sales centers open more than one year increased 8 % during 1997.

     Other sales dollar volume, which consists principally of wholesale sales to independent dealers by the Company's Destiny and Golden West subsidiaries, declined 41%, reflecting the Company's strategy of changing the distribution of products produced by Golden West and Destiny from non-exclusive independent dealers to Company-owned retail sales centers. During 1997, 68% of Golden West's and Destiny's shipments were to Oakwood sales centers, compared to 34% in 1996.

GROSS PROFIT

Gross profit margin--integrated operations increased to 33.0% in 1997 from 31.8% in 1996, reflecting higher operating levels and efficiencies at manufacturing and greater internal sourcing of retail sales. Manufacturing production increased 15% over 1996 and the percentage of new homes

                                                          1998 ANNUAL REPORT  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)


                                                       Oakwood Homes Corporation
                                                                and Subsidiaries



sold at retail which were produced in Company-owned manufacturing plants increased from approximately 90% in 1996 to approximately 96% in 1997.
      Gross profit margin--wholesale operations increased to 19.0% in 1997 from 18.0% in 1996, reflecting higher operating levels and efficiencies at manufacturing.

FINANCIAL SERVICES INCOME

Financial services income increased to $102.8 million from $92.3 million in 1996. Interest income earned on loans held for investment and on loans held for sale prior to securitization decreased from $34.6 million in 1996 to $29.4 million in 1997. The decrease reflects the decline in the principal balance of loans held for investment and loans held for sale, as well as a decrease in the average yield on those assets as older, higher-yielding loans are liquidated. Loan servicing fees increased from $15.9 million in 1996 to $21.5 million in 1997, reflecting the increased size of the Company's securitized loan servicing portfolio. REMIC residual income increased from $16.2 million to $19.4 million, reflecting an increase in the average balance of REMIC residual interests during the year. This increase was partially offset by a decrease in the average yield on those investments, arising principally from higher credit losses. Financial services income for 1997 and 1996 includes gains of approximately $19.3 million, or $.25 per share, after tax and $19.4 million, or $.26 per share, after tax, respectively, from the sale of asset-backed securities. Fiscal 1996 also included a non-recurring gain on a resecuritization transaction of $1.4 million, or $.02 per share, after tax. Financial services income for 1997 also includes $6.9 million in revenues from the Company's captive reinsurance underwriting subsidiary which began operations on June 1, 1997. For the year ended September 30, 1997, total credit losses on loans originated by the Company, including losses relating to securitized assets, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.30% of the average principal balance of the related loans, compared to approximately 1.01% in fiscal 1996. The increase in net credit losses is due in part to the industrywide trend toward lower down payments which began in 1994. The higher loss ratio also reflects increased frequency of repossession in addition to loss severity, and had the effect of reducing the yields on the Company's retained interests in securitized assets.

OTHER INCOME

The majority of the 25% decrease in other income reflects decreased insurance commissions resulting from the formation of the reinsurance subsidiary and the Company's exit from commission-based insurance agency arrangements. An increase in multi-section unit sales, with respect to which the Company's insurance penetration rate is lower because of more competitive market conditions, adversely affected commission income prior to formation of the reinsurance business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses rose to 24.8% of net sales compared to 24.6% of net sales in 1996. The increase in selling, general and administrative expenses as a percentage of net sales was caused primarily by higher selling expenses at retail and the integration of Destiny and Golden West, whose general and administrative expenses are increasingly spread over the Company's retail sales volumes as the Company reduces wholesale sales to non-exclusive independent dealers. This was partially offset by a reduction in accru als relating to long-term incentive compensation plans.

FINANCIAL SERVICES OPERATING EXPENSES

Financial services operating expenses rose 54% due to a 29% increase in the average number of loans serviced during the year and an 18% increase in total credit application volume, as well as the addition of claims and other expenses related to the formation of the captive reinsurance company. Exclusive of the captive reinsurance costs, financial services operating expenses rose $3.9 million or 21% over 1996.

INTEREST EXPENSE

Financial services interest expense includes interest expense associated with long-term debt secured by loans and interest expense associated with short-term line of credit borrowings used to fund the warehousing of loans prior to their securitization. Financial services interest expense decreased 18% primarily due to declining and retired long-term debt balances. This decrease was offset by a $2.9 million increase in short-term interest expense related to higher average outstanding balances, offset by lower weighted average interest rates on short-term lines of credit.
      Non-financial services interest expense rose from $2.2 million to $3.3 million due principally to interest costs related to new corporate office facilities.

YEAR 2000 ISSUES

During 1997 the Company formed an ongoing project team to address the Year 2000 issue. The project has several phases, including assessment of the hardware and software affected by the Year 2000 issue; identification of critical suppliers and assessment of their state of readiness; conversion of existing processes, hardware and software as required; testing of modified, existing and new processes; implementation of Year 2000 compliant systems; and development and implementation of contingency and business continuation plans as considered necessary. The Company is also conducting ongoing awareness campaigns with key vendors.

16  1998 ANNUAL REPORT

                                                     Oakwood Homes Corporation
                                                              and Subsidiaries

By December 31, 1998 management believes the assessment, conversion and testing phases as they relate to the Company's hardware and software will be complete in all material respects. Based upon the status of remediation undertaken to date, the Company believes that substantially all significant internal system issues associated with Year 2000 compliance will be resolved by the end of calendar 1998. In addition, communication and follow-up is ongoing with critical suppliers whose system failures could potentially have a significant impact on the Company's operations to verify their stage of Year 2000 readiness.
      The costs incurred by the Company to date related to Year 2000 readiness, which have been charged to expense, have not been material, and the Company does not anticipate that the expected remaining costs will be material. While the Company believes its efforts will provide reasonable assurance that material disruptions will not occur, the potential for interruption still exists, primarily related to the uncertainty which may surround the Year 2000 readiness of third-party suppliers. The Company has not yet adopted any formal contingency plan in the event its Year 2000 project is not completed on schedule. However, if significant risks are identified, the Company intends to develop contingency plans as deemed necessary at that time.

LIQUIDITY AND CAPITAL RESOURCES

Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by securitizing such loans, primarily using REMICs. Since 1994, the Company generally has sold to investors securities having a principal balance approximately equal to the principal balance of the loans securitized, and accordingly has not been required to seek the capital required to fund its finance business outside of the asset-backed securities market.
      Late in 1998, global economic conditions significantly reduced the liquidity in the asset-backed securities market, and credit spreads over treasurys demanded by purchasers of the Company's asset-backed securities rose significantly. In addition, demand for the most deeply subordinated asset-backed securities offered for sale by the Company has significantly decreased. Widening credit spreads adversely affect the Company's permanent funding costs, and adversely affect the Company's profitability if the Company is unable to increase rates charged to customers to compensate for these higher costs. Moreover, decreased demand for asset-backed securities could require the Company to seek alternative sources of financing for the loans originated by the consumer finance business.
      In addition to the ongoing need for long-term capital to fund its financing operations, the Company will require capital to execute its ongoing expansion strategy. The Company estimates that its fiscal 1999 capital expenditures will approximate $70 million, comprised principally of offices, leasehold improvements and fixtures relating to retail expansion, computer hardware and software associated with new and enhanced management information systems and improvements to manufacturing facilities. In addition to capital expenditures, the retail expansion will require an investment of approximately $300,000 to $500,000 of working capital for each new sales center, or approximately $31 million for fiscal 1999. Capital expenditures and working capital requirements in later years are dependent upon the extent of expansion undertaken in such years.
      In recent years, the Company has financed internal growth of its retail and manufacturing business principally using internally generated funds and short-term lines of credit. In April 1998 the Company borrowed $100 million from a commercial bank to finance the Schult acquisition, and subsequent to September 30, 1998 borrowed an additional $75 million to refinance its acquisition of warehoused loans from the DFC joint venture. The aggregate $175 million of indebtedness matures in March 1999. The Company intends to refinance the $100 million of Schult indebtedness by issuance of long-term debt, using the public or private debt markets or the commercial bank market, and to repay the $75 million of indebtedness incurred subsequent to year end upon securitization of the loans acquired from DFC. Depending on market conditions, the Company may seek to raise additional long-term debt in order to reduce reliance on short-term bank debt. The Company's senior long-term debt is rated BBB-, which management believes enhances the Company's flexibility in obtaining both short and long-term financing.
      The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $325 million credit facility with a conduit commercial paper issuer to provide warehouse financing for loans prior to securitization. The Company also has a $175 million revolving credit facility with a group of banks which is available to fund additional working capital needs, a $20 million cash management line of credit and $20 million of uncommitted lines of credit.

MARKET RISK

Certain of the Company's financial instruments are subject to market risks, including interest rate risk. The Company's financial instruments are not currently subject to foreign currency risk or commodity price risk. The Company has no financial instruments held for trading purposes.
      The Company originates loans, most of which are at fixed rates of interest, in the ordinary course of business and periodically securitizes them to obtain permanent financing for such loan originations. Accordingly, the Company's loans held for sale are exposed to risk from changes in interest rates between the time loans are originated and the time at which the Company obtains permanent financing, generally at fixed rates of interest, in the asset-backed securities market. The Company attempts to manag this risk by minimizing the

                                                          1998 ANNUAL REPORT  17

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont.)



warehousing period of unsecuritized loans and from time to time hedging this interest rate risk using derivative financial instruments. Loans held for sale are excluded from the table below as they primarily represent recent originations which will be securitized in fiscal 1999.
      Loans held for investment also are subject to interest rate risk. The Company currently does not originate any loans with the intention of holding them for investment.
      Retained regular REMIC interests are held as available for sale securities; the value of these securities may change in response to, among other things, changes in interest rates. Retained residual interests in REMIC securitizations are valued as described in Note 4 to the consolidated financial statements. The value of such residual assets may be influenced by, among other things, changes in interest rates.
      All of the Company's short-term borrowings bear interest at variable rates. Accordingly, an increase in short-term interest rates would adversely affect interest expense on short-term debt. In addition, certain of the Company's notes and bonds payable bear interest at floating rates, and interest expense on such obligations would be adversely affected by an increase in short-term interest rates.
      The following table sets forth the Company's financial instruments that are sensitive to changes in interest rates at September 30, 1998.

                                     Weighted                            Assumed cash flows
                                      average        ------------------------------------------------------------
                                   interest rate                                                 There-               Fair
(dollar amounts in thousands)      at year end(1)    1999     2000     2001     2002     2003     after     Total     value
                                   --------------    ----     ----     ----     ----     ----     -----     -----     -----
Loans held for investment(2)
   Fixed rate loans...................13.3%        $20,077  $15,971  $12,579   $9,782   $7,350   $10,346   $76,105   $58,275
   Variable rate loans................ 9.3%          2,700    2,159    1,715    1,351    1,055     2,228    11,208     7,579

Retained REMIC interests
   Regular interests(3)............... 8.7%          1,692    1,877    8,525    1,647    2,267    22,738    38,746    22,822
   Residual interests.................16.3%         19,888   10,576   17,706    3,053   15,986    20,041    87,250    53,619

(1) For REMIC residual interests represents the weighted average interest rate used to discount assumed cash flows.
(2) Assumed cash flows represent contractual cash flows reduced by the effects of estimated prepayments.
(3) Assumed cash flows reflect the assumed prepayment rates used in estimating the fair values of the related residual interests.

                                     Weighted
                                      average                                Maturities
                                    interest rate    -------------------------------------------------------------
                                    at year end                                                   There-               Fair
(dollar amounts in thousands)      --------------    1999      2000     2001     2002     2003     after     Total     value
                                                     ----      ----     ----     ----     ----     -----     -----     -----
Short-term borrowings...............    6.1%       $375,023  $   --   $   --    $   --   $   --   $   --    $375,023  $375,023

Notes and bonds payable
   Fixed rate.......................    9.3%          9,454   7,010    3,837     17,228      60       343     37,932    38,342
   Variable rate....................    5.9%          8,858   7,676    2,470        650     619     3,670     23,943    23,943

NEW ACCOUNTING STANDARDS


In June 1997 the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 130 requires that changes in the amounts of comprehensive income items, currently reported as separate components of equity, be shown in a financial statement, displayed as prominently as other financial statements. FAS 131 establishes new standards for business segment reporting, which will require reporting of business segment information that is more comprehensive than that currently reported in the financial statements. Both statements will be adopted by the Company in fiscal 1999. The Company does not expect adoption of either statement to have a material impact on the Company's financial condition or results of operations.
      In June 1998 the Board adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently is evaluating the potential effect of FAS 133 on its financial statements.
      In October 1998 the Board adopted Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" ("FAS 134"), which amends existing classification and accounting treatment of mortgage-backed securities retained after mortgage loans held for sale are securitized, for entities engaged in mortgage banking activities. FAS 134 is effective for the first fiscal quarter beginning after December 15, 1998. The Company does not expect adoption of FAS 134 to have a material effect on its financial position or results of operations.

18  1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME


                                                          Year ended September 30,
                                                    ------------------------------------
(in thousands except per share data)                   1998         1997         1996
----------------------------------------------------------------------------------------
Revenues
  Net sales.........................................$1,404,432   $  952,704     $862,079
  Financial services income, net of special
    charges of $51,300 in 1998......................    67,359      102,778       92,346
  Other income......................................    10,762       14,569       19,497
                                                    ------------------------------------
      Total revenue................................. 1,482,553    1,070,051      973,922
                                                    ------------------------------------
Costs and expenses
  Cost of sales.....................................   973,434      651,400      609,303
  Selling, general and administrative expenses......   341,441      236,586      211,759
  Financial services operating expenses.............    51,758       29,056       18,810
  Provision for losses on credit sales..............     1,281           --        1,000
  Interest expense
    Financial services..............................    18,579       16,543       20,149
    Non-financial services..........................     5,970        3,274        2,221
                                                    ------------------------------------
      Total costs and expenses...................... 1,392,463      936,859      863,242
                                                    ------------------------------------
Income before income taxes..........................    90,090      133,192      110,680
Provision for income taxes..........................    34,737       51,279       42,425
                                                    ------------------------------------
Net income..........................................$   55,353   $   81,913     $ 68,255
                                                    ------------------------------------
Earnings per share
  Basic.............................................$     1.20   $     1.79     $   1.53
                                                    ------------------------------------
  Diluted...........................................$     1.17   $     1.75     $   1.47
                                                    ------------------------------------

The accompanying notes are an integral part of the financial statements.

                                                          1998 ANNUAL REPORT  19

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                     September 30,
                                                                ---------------------
(in thousands except share and per share data)                     1998        1997
                                                                ----------   --------
Assets
Cash and cash equivalents.......................................$   28,971   $ 28,717
Loans and investments...........................................   502,583    428,034
Other receivables...............................................    58,774     34,046
Inventories.....................................................   291,352    208,298
Properties and facilities, net of accumulated depreciation
  and amortization..............................................   237,726    139,702
Deferred income taxes...........................................    14,850     12,994
Other assets....................................................   149,120     52,715
                                                                ----------   --------
                                                                $1,283,376   $904,506
                                                                ==========   ========

Liabilities and shareholders' equity............................$  375,023   $175,800
Short-term borrowings...........................................    61,875     78,815
Notes and bonds payable.........................................   226,867    122,162
Accounts payable and accrued liabilities........................    57,419     30,535
Insurance reserves and unearned premiums........................    14,517     13,312
Other long-term obligations.....................................
Shareholders' equity
  Common stock, $.50 par value; 100,000,000 shares authorized;
  46,660,000 and 46,299,000 shares issued and outstanding.......    23,330     23,149
  Additional paid-in capital....................................   167,592    159,281
  Retained earnings.............................................   360,025    306,533
                                                                ----------   --------
  Unearned compensation.........................................   550,947    488,963

    Total shareholders' equity..................................    (3,272)    (5,081)
                                                                ----------   --------
Commitments and contingencies (Notes 4, 10 and 17)..............   547,675    483,882
                                                                ----------   --------
                                                                $1,283,376   $904,506
                                                                ==========   ========

The accompanying notes are an integral part of the financial statements.

20  1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                           Year ended September 30,
                                                                                 ------------------------------------------
(in thousands)                                                                       1998             1997          1996
---------------------------------------------------------------------------------------------------------------------------
Operating activities
  Net income..................................................................   $    55,353     $    81,913    $    68,255
  Adjustments to reconcile net income to cash provided by operating activities
    Depreciation and amortization.............................................        24,950          14,325         10,461
    Deferred income taxes.....................................................        (4,406)         (3,320)         5,872
    Provision for losses on credit sales .....................................         1,281              --          1,000
    Gain on sale of loans ....................................................       (20,058)        (19,255)       (19,358)
    Special charges ..........................................................        51,300              --             --
    Excess of cash receipts over REMIC residual income recognized ............        19,934           2,535          1,678
    Other ....................................................................         5,854             923            720
    Changes in assets and liabilities, net of effect of business acquisition
      Other receivables ......................................................        (5,414)          7,631        (40,826)
      Inventories ............................................................       (62,705)        (52,408)        (4,700)
      Prepaid expenses .......................................................           344          (4,007)          (489)
      Deferred insurance policy acquisition costs ............................        (4,260)         (6,614)          (841)
      Accounts payable and accrued liabilities ...............................        48,621         (39,872)        58,105
      Insurance reserves and unearned premiums ...............................        26,884          25,001          2,024
      Other long-term obligations ............................................         8,968           3,742             94
                                                                                 -------------------------------------------
    Cash provided by operations ..............................................       146,646          10,594         81,995
Loans originated .............................................................    (1,236,436)       (883,633)      (721,414)
Purchase of loans and securities .............................................        (5,045)         (2,636)        (1,465)
Sale of loans ................................................................     1,061,517         913,004        699,552
Principal receipts on loans ..................................................        53,048          34,056         15,651
                                                                                 -------------------------------------------
  Cash provided by operating activities ......................................        19,730          71,385         74,319
                                                                                 -------------------------------------------
Investing activities
  Business acquisition .......................................................      (101,829)             --             --
  Acquisition of properties and facilities ...................................       (51,411)        (38,402)       (41,303)
  Investment in and advances to joint venture ................................       (24,454)         (5,051)        (3,000)
  Sale of securities .........................................................            --              --         21,655
  Other ......................................................................       (20,797)         (9,607)        22,857
                                                                                 -------------------------------------------
    Cash provided (used) by investing activities .............................      (198,491)        (53,060)           209
                                                                                 -------------------------------------------
Financing activities
  Net borrowings (repayments) on short-term credit facilities.................        94,223          30,294         (8,894)
  Proceeds from borrowings related to business acquisition ...................       100,000              --             --
  Issuance of notes and bonds payable ........................................         4,472              --          1,686
  Payments on notes and bonds ................................................       (22,540)        (55,084)       (49,043)
  Cash dividends .............................................................        (1,861)         (1,840)        (1,795)
  Proceeds from exercise of stock options ....................................         4,721           8,445          5,906
                                                                                 -------------------------------------------
    Cash provided (used) by financing activities .............................       179,015         (18,185)       (52,140)
                                                                                 -------------------------------------------
Net increase in cash and cash equivalents ....................................           254             140         22,388
Cash and cash equivalents
  Beginning of year ..........................................................        28,717          28,577          6,189
                                                                                 -------------------------------------------
  End of year ................................................................   $    28,971     $    28,717    $    28,577
                                                                                 -------------------------------------------


The accompanying notes are an integral part of the financial statements.

                                                          1998 ANNUAL REPORT  21

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN
SHAREHOLDERS' EQUITY

                                                 Common               Additional
                                                 shares     Common     paid-in     Retained     Unearned
(in thousands except per share data)          outstanding    stock     capital     earnings    compensation
------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995 .............      22,171   $  11,086   $ 149,482    $ 160,000    $  (2,160)
    Net income ............................          --          --          --       68,255           --
    Exercise of stock options .............         730         365       5,541           --           --
    Issuance of restricted stock ..........         200         100       5,325           --       (5,118)
    ESOP shares committed to be released ..          --          --         413           --          480
    Cash dividends ($.04 per share) .......          --          --          --       (1,795)          --
    2-for-1 stock split ...................      22,520      11,260     (11,260)          --           --
                                              ------------------------------------------------------------
Balance at September 30, 1996 .............      45,621      22,811     149,501      226,460       (6,798)
    Net income ............................          --          --          --       81,913           --
    Exercise of stock options .............         634         316       8,129           --           --
    Issuance of restricted stock ..........          44          22       1,181           --         (824)
    Amortization of unearned compensation .          --          --          --           --        2,061
    ESOP shares committed to be released ..          --          --         470           --          480
    Cash dividends ($.04 per share) .......          --          --          --       (1,840)          --
                                              ------------------------------------------------------------
Balance at September 30, 1997 .............      46,299      23,149     159,281      306,533       (5,081)
    Net income ............................          --          --          --       55,353           --
    Exercise of stock options .............         352         176       4,545           --           --
    Issuance of restricted stock ..........           9           5         278           --         (188)
    Amortization of unearned compensation .          --          --          --           --        1,517
    ESOP shares committed to be released ..          --          --         614           --          480
    Stock options issued in connection with
      business acquisition ................          --          --       2,874           --           --
    Cash dividends ($.04 per share) .......          --          --          --       (1,861)          --
                                              ------------------------------------------------------------
Balance at September 30, 1998 .............      46,660   $  23,330   $ 167,592    $ 360,025    $  (3,272)
                                              ============================================================

The accompanying notes are an integral part of the financial statements.


22  1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1--Summary of significant accounting policies

Principles of consolidation
The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Retail financing
A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation, or, to a much lesser extent, by third party financial institutions.
  The Company finances its lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs") or, for certain FHA-insured loans, using collateralized mortgage obligations issued under authority granted to the Company by the Government National Mortgage Association ("GNMA").
  Effective January 1, 1997 the Company adopted prospectively Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which modified in certain respects the Company's accounting policies for sales of receivables. Under FAS 125, the Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the REMIC interests retained and the REMIC interests sold to investors based upon the relative estimated fair values of such interests. This practice is the same as that employed by the Company prior to adoption of FAS 125.
  In addition to the retained REMIC residual interests recognized by the Company prior to January 1, 1997, FAS 125 requires recognition as a retained REMIC interest of the estimated fair value of the servicing contract entered into by the Company in connection with each securitization. Recognition of such servicing assets has the effect of increasing the gain recorded on the Company's securitizations. Further, FAS 125 requires recognition, as a reduction in the sales price of REMIC interests sold, of the estimated fair value of any guarantee made by the Company of payment of principal or interest on REMIC interests sold. Recognition of the fair value of such guarantees, which was not required prior to adoption of FAS 125, has the effect of decreasing the gain recorded on the Company's securitizations.
  Servicing assets are amortized in proportion to and over the period of estimated net servicing income. Guarantee liabilities are amortized to income over the period during which the guarantee is outstanding.
  Adoption of FAS 125 had no material effect on the Company's financial position or results of operations.

  REMIC interests retained by the Company following securitization are considered available for sale and are carried at their amortized cost which approximates fair value. The Company has no securities held for trading purposes.
  Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts plus unamortized premiums. Loans held for sale are carried at the lower of cost or market.

Revenue recognition--manufactured housing
The Company records a retail sale upon passage of title to the home to the customer and, in the case of credit sales, upon execution of the loan agreement and other required documentation and receipt of a designated minimum down payment. Homes sold to independent dealers are manufactured to order; the Company recognizes a sale upon completion and transfer of title to the home.
  Prior to the formation of the Company's property and casualty and service contract reinsurance underwriting subsidiary on June 1, 1997, the Company acted as a sales agent for unrelated insurance companies and received an agent's commission on sales of insurance policies issued by those insurance companies. Insurance commissions were included in other income and totaled approximately $6.4 million and $11.2 million in 1997 and 1996, respectively.

Revenue recognition--financial services
Interest income on loans is recognized in accordance with the terms of the loans (principally 30 day accrual). The Company retains servicing rights for substantially all loans it originates, except for loans sold without recourse. Servicing fee income is recognized as earned. Income on retained REMIC interests, net of associated credit losses, is recorded as earned using the level yield method over the period such interests are outstanding.
  The Company periodically purchases portfolios of loans. The Company adds to the reserve for credit losses an estimate of future credit losses on such loans and includes such amount as a component of the purchase price of the acquired portfolios. The difference between the aggregate purchase price of the acquired portfolios and the aggregate principal balance of the loans included therein, representing discount or premium on the loans, is amortized to income over the life of the loans using the level yield method.
  On June 1, 1997 the Company formed a captive reinsurance underwriting subsidiary, domiciled in Bermuda, for property and casualty and credit life insurance and service contract business. Premiums from reinsured insurance policies are deferred and recognized as revenue over the term of the contracts, generally ranging from one to five years. Claims expenses are recorded as insured events occur. Policy acquisition costs are deferred and amortized over the terms of the contracts.

                                                          1998 ANNUAL REPORT  23

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

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

                                        Estimated
Classification                        useful lives
--------------------------------------------------------------------------------

Land improvements......................3-20 years
Buildings and field sales offices......5-39 years
Furniture, fixtures and equipment......3-12 years
Leasehold improvements.................1-10 years

Goodwill
Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over periods ranging from approximately 7 years for retail sales center acquisitions to 40 years for manufacturing facilities.

Income taxes
The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are based on the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

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

Stock-based compensation
The Company accounts for stock-based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25").

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

Reclassifications
Certain amounts previously reported for 1997 and 1996 have been reclassified to conform to classifications used in 1998.

NOTE 2--Acquisition

On April 1, 1998 the Company acquired Schult Homes Corporation ("Schult"), a producer of manufactured and modular housing headquartered in Middlebury, Indiana. Each outstanding common share of Schult was converted into the right to receive $22.50 in cash, or approximately $101 million in the aggregate. In addition, the Company issued options to acquire common stock of the Company in exchange for certain options to acquire common shares of Schult which were outstanding as of the acquisition date. The estimated fair market value of Company stock options issued was approximately $2.9 million, which has been included as part of the cost of the acquisition, together with costs incurred in effecting the acquisition of approximately $750,000. The Company financed the acquisition principally through a $100 million loan from a commercial bank repayable not later than March 30, 1999. The Company intends to refinance the acquisition financing using long-term debt.
  The acquisition has been accounted for using the purchase method of accounting. A summary of the consideration paid in

24   1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries



the acquisition and the allocation thereof to the net assets acquired is as follows:

(in thousands)
---------------------------------------------------------------
Cash paid to selling shareholders .................   $ 101,079
Acquisition costs .................................         750
Estimated fair value of stock options issued ......       2,874
                                                      ---------
  Total consideration issued ......................     104,703
Long-term debt assumed ............................       1,608
Deferred income taxes .............................       2,550
                                                      ---------
                                                      $ 108,861
                                                      =========
Allocated to:
  Properties and facilities .......................   $  66,794
  Working capital and other assets and liabilities,
    excluding intangibles .........................     (15,585)
  Intangible assets:
    Assembled workforce (amortized using the
      straight-line method over five years) .......       5,562
    Dealer distribution network (amortized using
      the straight-line method over five years) ...       6,000
    Goodwill (amortized using the straight-line
      method over 40 years) .......................      46,090
                                                      ---------
                                                      $ 108,861
                                                      =========

  Schult's results of operations are included with those of the Company from the April 1, 1998 acquisition date.
  Summarized below is unaudited pro forma financial data of the Company assuming the Schult acquisition had taken place at the beginning of the fiscal years presented. The pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed when assumed.

(in thousands, except per share data)                 1998                1997
--------------------------------------------------------------------------------
                                                            (unaudited)
Net sales ................................         $1,572,579         $1,296,582
Net income ...............................         $   52,431         $   82,918
Earnings per share--diluted ..............         $     1.11         $     1.77

NOTE 3--Financial services businesses

The Company's financial services businesses are as follows: Oakwood Acceptance Corporation ("Oakwood Acceptance") purchases a substantial portion of the loans originated by the Company's retail operations. Oakwood Acceptance also purchases loans from unrelated retailers and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued non-recourse notes secured by specific pools of loans. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Oakwood Financial Corporation is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Tarheel Insurance Company, Ltd. ("Tarheel") reinsures risk on property and casualty and credit life insurance policies and extended service contracts written by an unrelated insurance company in connection with sales of Company products. On October 1, 1997 the Company dissolved Oakwood Life Ltd., its credit life reinsurance subsidiary, after transferring its assets and liabilities to Tarheel.
  During the year ended September 30, 1998 the Company decided to cease its participation in Deutsche Financial Capital ("DFC"), a 50% owned joint venture engaged in providing consumer financing to customers of independent retail dealers of manufactured housing, and recorded a provision of approximately $4.3 million to reduce the carrying value of the investment in and advances to the joint venture to their estimated net realizable values.
  The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $1.1 billion, $922 million and $721 million in 1998, 1997 and 1996, respectively.
  Oakwood Acceptance's servicing portfolio totaled approximately $3.6 billion and $2.5 billion at September 30, 1998 and 1997, respectively, of which approximately $3.0 billion and $2.1 billion, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.
  Condensed financial information for the Company's financial services businesses is set forth below:

(in thousands)                      1998          1997         1996
--------------------------------------------------------------------------------
Statement of income
Revenues
Consumer finance
  Interest income ............   $  30,918    $  29,351    $  34,569
  Servicing fees .............      27,662       21,479       15,857
  REMIC residual income ......      10,282       19,444       16,193
  Gain on sale of loans
    and securities ...........      20,058       19,255       19,358
  Special charges ............     (51,300)        --           --
  Other ......................      (4,226)       2,187        3,085
                                 -----------------------------------
      Total consumer
        finance revenues .....      33,394       91,716       89,062
                                 -----------------------------------
Insurance
  Premium revenues ...........      33,435       10,549        3,132
  Investment income ..........       2,515          648          287
  Less: intercompany
    interest income ..........      (1,985)        (135)        (135)
                                 -----------------------------------
      Total insurance revenues      33,965       11,062        3,284
                                 -----------------------------------
        Total revenues .......      67,359      102,778       92,346
                                 -----------------------------------
Cost and expenses
Consumer finance
  Interest expense ...........      18,579       16,543       20,149
  Operating expenses .........      24,204       20,364       16,792
  Provision for credit losses        1,281         --          1,000
                                 -----------------------------------
      Total consumer finance
        costs and expenses ...      44,064       36,907       37,941
                                 -----------------------------------
Insurance
  Claims expense .............      18,546        5,037          514
  Commissions and
    ceding fees ..............       8,063        3,431        1,367
  Other ......................         945          224          137
                                 -----------------------------------
      Total insurance costs
        and expenses .........      27,554        8,692        2,018
                                 -----------------------------------
          Total costs
            and expenses .....      71,618       45,599       39,959
                                 -----------------------------------
Income (loss) before
  income taxes ...............   $  (4,259)   $  57,179    $  52,387
                                 ===================================

25   1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)


(in thousands)                               1998       1997
-------------------------------------------------------------
Balance sheet
Loans ..................................   $424,231   $328,119
REMIC regular interests ................     22,822      9,724
REMIC residual interests ...............     53,619     84,228
Loan servicing assets ..................      9,261      3,786
Investment in and advances to
  joint venture ........................     17,823      6,443
Other assets ...........................     74,182     54,533
                                           -------------------
    Total assets .......................   $601,938   $486,833
                                           ===================
Short-term borrowings ..................   $174,200   $ 84,800
Notes payable secured by loans .........     30,881     48,359
Insurance reserves and unearned premiums     57,419     30,535
Due to affiliates ......................    154,511    164,621
Other liabilities ......................     15,574      3,304
Parent company's investment ............    169,353    155,214
                                           -------------------
    Total liabilities and parent
      company's investment .............   $601,938   $486,833
                                           ===================

  Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:

(in thousands)                   1998           1997          1996
--------------------------------------------------------------------
Statement of income
Revenues
  Net sales .............   $ 1,404,432    $   952,704   $   862,079
  Equity in income (loss)
    of financial services
    businesses ..........        (4,259)        57,179        52,387
  Other income ..........        10,762         14,569        19,971
                            ----------------------------------------
      Total revenues ....     1,410,935      1,024,452       934,437
                            ----------------------------------------
Costs and expenses
  Cost of sales .........       973,434        651,400       609,303
  Selling, general and
    administrative
    expenses ............       341,441        236,586       212,233
  Interest expense ......         5,970          3,274         2,221
                            ----------------------------------------
      Total costs
        and expenses ....     1,320,845        891,260       823,757
                            ----------------------------------------
Income before
  income taxes ..........        90,090        133,192       110,680
Provision for
  income taxes ..........        34,737         51,279        42,425
                            ----------------------------------------
Net income ..............       $55,353    $    81,913   $    68,255
                            ========================================


(in thousands)                                1998        1997
-----------------------------------------------------------------
Balance sheet
Current assets
  Cash and cash equivalents ..........   $   24,769   $   27,715
  Receivables ........................       33,431       18,093
  Receivable from financial
    services businesses ..............       20,955        3,500
  Inventories ........................      291,352      208,298
  Prepaid expenses ...................        6,491        5,857
                                        ------------------------
      Total current assets ...........      376,998      263,463
Properties and facilities ............      232,175      136,065
Investment in and advances to
  financial services businesses ......      302,909      316,335
Other assets .........................       93,220       21,645
                                        ------------------------
                                         $1,005,302   $  737,508
                                        ========================

Current liabilities
  Short-term borrowings ..............   $  200,823   $   91,000
  Current maturities of long-term debt        1,830        5,524
  Accounts payable and
    accrued liabilities ..............      211,293      118,858
                                        ------------------------
      Total current liabilities ......      413,946      215,382
Long-term debt .......................       29,164       24,932
Other long-term obligations ..........       14,517       13,312
Shareholders' equity .................      547,675      483,882
                                        ------------------------
                                         $1,005,302   $  737,508
                                        ========================

NOTE 4--Loans and investments

The components of loans and investments are as follows:

(in thousands)                            1998        1997
-------------------------------------------------------------

Loans held for sale ................   $ 365,126    $ 255,944
Loans held for investment ..........      62,669       81,214
Less: reserve for
  uncollectible receivables ........      (1,653)      (3,076)
                                       ----------------------
        Total loans ................     426,142      334,082
                                       ----------------------
Retained interests in REMIC
  securitizations (exclusive of loan
  servicing assets included in
  other assets)
    Regular interests, at amortized
      cost which approximates
      fair value ...................      22,822        9,724
    Residual interests, at amortized
      cost which approximates
      fair value ...................      53,619       84,228
                                       ----------------------
        Total retained
          REMIC interests ..........      76,441       93,952
                                       ----------------------
                                       $ 502,583    $ 428,034
                                       ======================

26   1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


  The estimated principal receipts, including estimated prepayments, on loans held for investment are $15.5 million in 1999, $12.7 million in 2000, $10.4 million in 2001, $8.5 million in 2002, $6.7 million in 2003 and the balance thereafter.
  Loans in which the Company retains an interest, either directly by owning them or indirectly through the Company's retained interests in REMIC securitizations, are located in over forty states, with North Carolina, Texas, South Carolina and Virginia accounting for the majority of the loans. Because of the nature of the Company's retail business, loans are not concentrated with any single customer or among any group of customers.
  Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's credit risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $42 million and $58 million as of September 30, 1998 and 1997, respectively.

  The following table summarizes the transactions reflected in the reserve for credit losses:

(in thousands)                           1998        1997        1996
-----------------------------------------------------------------------
Balance at beginning of year .......   $  4,277    $  8,261    $ 11,795
Provision for losses on credit sales      1,281        --         1,000
Losses charged to the reserve ......     (3,491)     (3,984)     (4,534)
                                       --------------------------------
Balance at end of year .............   $  2,067    $  4,277    $  8,261
                                       ================================

  The reserve for credit losses is reflected in the consolidated balance sheet as follows:

(in thousands)                                     1998    1997
-----------------------------------------------------------------
Reserve for uncollectible receivables
  (included in loans and investments) .........   $1,653   $3,076
Reserve for contingent liabilities (included in
  accounts payable and accrued liabilities) ...      414    1,201
                                                  ---------------

                                                  $2,067   $4,277
                                                  ===============

  The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company (including the Company's right to receive servicing fees) before any losses are charged to REMIC interests sold to third party investors. The Company also has guaranteed payment of principal and interest on subordinated securities issued by REMIC trusts having an aggregate principal amount outstanding of approximately $55 million and $30 million as of September 30, 1998 and 1997, respectively. Liabilities recorded with respect to such guarantees in accordance with FAS 125 were approximately $5.4 million and $2.9 million at September 30, 1998 and 1997, respectively, and are included in other long-term obligations.
  REMIC interests retained by the Company include servicing assets and REMIC residual interests. The Company estimates the fair value of retained REMIC residual interests based, in part, upon default and prepayment assumptions which management believes market participants would use for similar instruments. The actual rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC residual interests and the fair value of such interests in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's actual experience is more favorable than that assumed, the Company's yield on its REMIC residual interests will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield will be reduced or impairment of the residuals may result. During the year ended September 30, 1998 the Company recorded special charges of approximately $39.5 million to reduce the carrying value of Oakwood REMIC residual interests to reflect higher assumptions for credit losses and voluntary prepayment speeds. In addition, the Company recorded special charges of approximately $7.5 million relating to residuals associated with the DFC joint venture.
  The following table sets forth certain data with respect to securitized loans in which the Company retains a residual interest, and with respect to the assumptions used by the Company in estimating the fair value of such residual interests, as of the end of 1998 and 1997.

(dollar amounts in thousands)               1998           1997
--------------------------------------------------------------------

Aggregate unpaid principal
  balance of loans ...............     $  2,982,034    $  2,076,647
Weighted average interest rate
  of loans at year end ...........             10.9%           11.0%
Approximate assumed weighted
  average constant prepayment
rate as a percentage of unpaid
principal balance of loans .......             16.6%           10.2%
Approximate remaining assumed
  nondiscounted credit losses as a
percentage of unpaid principal
balance of loans .................             12.0%            9.9%
Approximate weighted average
  interest rate used to discount
assumed residual cash flows ......             16.3%           16.2%


                                                          1998 ANNUAL REPORT  27

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5--Other receivables

The components of other receivables are as follows:

(in thousands)                   1998       1997
-------------------------------------------------

Trade receivables ...........   $22,768   $ 5,418
Insurance premiums receivable     4,026     4,851
Accrued interest ............     2,551     2,427
Other receivables ...........    29,429    21,350
                                -----------------
                                $58,774   $34,046
                                =================

  Trade receivables represent amounts due from independent manufactured housing dealers, which are located principally in the Pacific Northwest, Southeast and Midwest.

NOTE 6--Inventories

The components of inventories are as follows:

(in thousands)                               1998        1997
--------------------------------------------------------------

Manufactured homes .....................   $242,867   $186,767
Work-in-progress, materials and supplies     42,068     17,672
Land/homes under development ...........      6,417      3,859
                                           -------------------
                                           $291,352   $208,298
                                           ===================

NOTE 7--Properties and facilities

The components of properties and facilities are as follows:

(in thousands)                         1998         1997
----------------------------------------------------------

Land and land improvements ......   $  37,144    $  24,894
Buildings and field sales offices     129,960       74,793
Furniture, fixtures and equipment     110,724       71,136
Leasehold improvements ..........      25,333       15,255
                                    ----------------------
                                      303,161      186,078
Less: accumulated depreciation
  and amortization ..............     (65,435)     (46,376)
                                    ----------------------
                                    $ 237,726    $ 139,702
                                    ======================

  Depreciation and amortization of properties and facilities was approximately $20.2 million, $12.9 million and $9.5 million in 1998, 1997 and 1996, respectively.

Note 8--Other assets

The components of other assets are as follows:

(in thousands)                                  1998       1997
-----------------------------------------------------------------

Goodwill, net of accumulated amortization
  of $2,225 and $668, respectively ........   $ 56,652   $  3,503
Restricted cash and investments ...........     21,964     16,548
Investment in and advances to joint
  venture, net of loss reserves ...........     17,823      6,443
Deferred insurance policy acquisition costs 12,728 8,468 Identifiable intangibles acquired in Schult acquisition, net of accumulated
  amortization of $1,156 ..................     10,406       --
Loan servicing assets, net of accumulated
  amortization of $1,416 and
  $259, respectively ......................      9,261      3,786
Prepaid expenses ..........................      7,799      7,329
Other .....................................     12,487      6,638
                                              -------------------
                                              $149,120   $ 52,715
                                              ===================

  Amortization expense of goodwill and identifiable intangibles was approximately $2.7 million, $402,000 and $204,000 in 1998, 1997 and 1996, respectively.
  Restricted cash and investments include custodial cash balances used to secure a portion of obligations to pay reinsurance claims, trust account cash balances required by certain OAC servicing agreements and trust account balances required by certain states for custody of customer deposits until a retail sale is consummated.
  The Company estimates the fair value of loan servicing assets as the present value of the estimated future net servicing cash flows. Assumptions as to credit losses and voluntary prepayments used in the valuation of loan servicing assets are the same as those used in the valuation of retained REMIC residual assets (see Note 4). The fair values of loan servicing assets approximated their carrying values as of September 30, 1998 and 1997, and no valuation allowances have been recorded.
  For the years ended September 30, 1998 and 1997, loan servicing assets recorded on securitizations were approximately $6.6 million and $4.0 million, respectively, and amortization expense of loan servicing assets was approximately $1.2 million and $259,000, respectively.

Note 9--Short-term credit facilities

The Company has a $250 million revolving warehouse financing facility with a conduit commercial paper issuer, secured by loans held for sale. Subsequent to September 30, 1998 the facility was increased to $325 million. At September 30, 1998 and 1997, $174.2 million and $84.8 million, respectively, was outstanding under the facility. The weighted average interest rate on borrowings outstanding at September 30, 1998 was 5.86%, compared to an average rate of 5.92% at September 30, 1997. The Company also has a $175 million unsecured syndicated revolving credit facility, borrowings under which currently bear interest at LIBOR plus .5%. At September 30, 1998 and 1997, $88 million and $91 million, respectively, was outstanding under the facility. The Company also has a $20 million unsecured cash management line and $20 million of uncommitted credit lines.
  In addition, at September 30, 1998 short-term borrowings include a $100 million short-term loan with a bank related to the Schult acquisition, as discussed in Note 2. The note bears interest at LIBOR plus 1% and is due March 30, 1999.

28   1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries



Note 10--Notes and bonds payable

The components of notes and bonds payable are as follows:

(in thousands)                                     1998      1997
-------------------------------------------------------------------

Non-financial services debt
  8% reset debentures due 2007 ................   $16,945   $16,945
  Industrial revenue bonds due in installments
    through 2011, with interest at 3.67%
at September 30, 1998 .........................     5,492      --
  Industrial revenue bond due in installments
    through 2001, with interest at 73% of
the lender's prime rate .......................     2,025     2,125
  Facilities loan payable in quarterly
    installments through 1998 .................      --       4,000
  Capitalized aircraft lease payable in
    monthly installments through 2000, with
interest at LIBOR plus .75% ...................     3,270     3,835
  401(k) note payable in quarterly
    installments through 2000, with interest
at LIBOR plus 1.25% ...........................       720     1,200
  Other notes payable .........................     2,542     2,351
                                                  -----------------
        Total non-financial services debt .....    30,994    30,456
                                                  -----------------
Financial services debt collateralized by loans
  Nonrecourse debt
    Note issued by Oakwood Funding,
  payable in monthly installments
through 1999, with interest
at 7.44% ......................................     3,246     9,699
    Subordinated note payable issued by
  Oakwood Funding with interest
payable monthly at 12.58%,
amortizing through 2000 .......................     4,692     7,372
                                                  -----------------
        Total nonrecourse debt ................     7,938    17,071
                                                  -----------------
  Recourse debt
    Term loans payable in monthly
  installments through July 2000,
with interest ranging from LIBOR
plus .5% to LIBOR plus .75% ...................    11,076    18,334
    Subordinated note with interest payable
  monthly at 10.51%, amortizing
through 2001 ..................................    11,867    12,954
                                                  -----------------
        Total recourse debt ...................    22,943    31,288
                                                  -----------------
        Total financial services debt .........    30,881    48,359
                                                  -----------------
                                                  $61,875   $78,815
                                                  =================

  The interest rate on the reset debentures will reset on June 1, 2002 to a rate to be determined by the Company at its sole discretion. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial ownership in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of the interest reset date. The reset debentures are callable at par at the option of the Company.
  The payment of notes collateralized by loans generally is based on the scheduled monthly payment and actual prepayments of principal on the loans collateralizing the notes. Under the provisions of certain note agreements, the notes are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt. Such collateral had an aggregate carrying value of approximately $55 million at September 30, 1998. Land, land improvements, buildings and equipment with a net book value of approximately $30 million are pledged as collateral for the facilities term loan, the industrial revenue bonds and certain other notes payable.
  In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method.
  The estimated principal payments under notes and bonds payable, assuming the reset debentures are redeemed by the holders on the June 1, 2002 redemption date, are $18.3 million in 1999, $14.7 million in 2000, $6.3 million in 2001, $17.9 million in 2002, $679,000 in 2003 and the balance thereafter. Interest paid by the Company on all outstanding debt, including both short-term and long-term borrowings, was approximately $24.3 million, $20.3 million and $22.5 million in 1998, 1997 and 1996, respectively.
  Various of the Company's debt agreements contain covenants which, among other things, require the Company to maintain certain minimum financial ratios. The Company was in compliance with all such covenants at September 30, 1998.
  At September 30, 1998 commercial banks, at the request of the Company, had outstanding letters of credit of approximately $59 million in favor of various creditors of the Company, of which approximately $55 million relates to the Company's reinsurance business. Such letters of credit have been issued to secure the reinsurance subsidiary's obligations to pay reinsurance claims and to meet regulatory capital requirements.

Note 11--Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

(in thousands)                    1998       1997
---------------------------------------------------

Accounts payable ............   $133,809   $ 80,834
Accrued compensation ........     31,017     20,664
Accrued insurance ...........     13,179      3,620
Accrued dealer volume rebates     12,123      1,957
Income taxes payable ........      5,265      4,793
Other accrued liabilities ...     31,474     10,294
                                -------------------
                                $226,867   $122,162
                                ===================

Note 12--Shareholders' equity

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

                                                          1998 ANNUAL REPORT  29

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

exchange offer for, or acquires 20% or more of the voting power of, the Company.

  In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a market value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.005 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2001.
  The Company's authorized capital stock includes 500,000 shares of $100 par value preferred stock. The preferred stock may be issued in one or more series with such terms, preferences, limitations and relative rights as the Board of Directors shall determine. No preferred stock has been issued.

Note 13--Income taxes

The components of the provision for income taxes are as follows:

(in thousands)                 1998         1997       1996
-------------------------------------------------------------

Current
  Federal ................   $ 35,854    $ 51,020    $ 32,426
  State ..................      3,289       3,579       4,127
                             --------------------------------
                               39,143      54,599      36,553
                             --------------------------------
Deferred
  Federal ................     (5,406)     (3,027)      5,239
  State ..................      1,000        (293)        633
                             --------------------------------
                               (4,406)     (3,320)      5,872
                             --------------------------------
Provision for income taxes   $ 34,737    $ 51,279    $ 42,425
                             ================================

  A reconciliation of the statutory federal income tax rate to the Company's effective income tax rates follows:

                                   1998   1997  1996
----------------------------------------------------

Statutory federal income tax rate   35%   35%   35%
State income taxes, less federal
  income tax benefit ............    3     2     3
Other ...........................    1     2    --
                                  ----------------
Effective income tax rate .......   39%   39%   38%
                                  ================

  Deferred income taxes includes the following components:

(in thousands)                               1998         1997
----------------------------------------------------------------

Deferred income tax assets
  Inventories ..........................   $  1,459    $  1,325
  REMIC residual interests .............      9,880       8,668
  Accrued liabilities ..................     16,463       7,252
  Insurance reserves and
    unearned premiums ..................      4,503       1,905
  Net operating loss carryforward ......      1,083       1,803
  Other ................................      5,109       1,814
                                          ---------------------
        Gross deferred income tax assets     38,497      22,767
                                          ---------------------
Deferred income tax liabilities
  Properties and facilities ............    (14,797)     (6,078)
  Deferred insurance policy
    acquisition costs ..................     (4,364)     (3,137)
  Acquired intangible assets ...........     (4,058)       --
  Other ................................       (428)       (558)
                                          ---------------------
        Gross deferred income
          tax liabilities ..............    (23,647)     (9,773)
                                          ---------------------
  Net deferred income tax asset ........   $ 14,850    $ 12,994
                                          =====================

  At September 30, 1998 the remaining net operating loss carryforward is approximately $3.1 million for federal income tax purposes. Utilization of such carryforward is dependent upon the realization of taxable income by Golden West and is further limited to a maximum of approximately $774,000 annually through 2002.
  Income tax payments were approximately $35.8 million, $44.9 million and $43.6 million in 1998, 1997 and 1996, respectively.

Note 14--Earnings per share

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which establishes standards for computing and presenting earnings per share ("EPS") by replacing the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. All current and prior year EPS amounts herein reflect adoption of FAS 128. The following reconciliation details the numerator and denominator used in the computation of basic and diluted EPS:

(in thousands, except per share data)  1998         1997        1996
---------------------------------------------------------------------

Numerator for basic and
  diluted EPS--Net income ........   $ 55,353    $ 81,913    $ 68,255
                                     --------------------------------
Denominator:
  Weighted average number of
  common shares outstanding ......     46,320      45,798      44,880
  Unearned shares ................        (81)       (122)       (161)
                                     --------------------------------
  Denominator for basic EPS ......     46,239      45,676      44,719
  Dilutive effect of stock options
  and restricted shares
computed using the treasury
stock method .....................      1,185       1,115       1,741
                                     --------------------------------
  Denominator for diluted EPS ....     47,424      46,791      46,460
                                     --------------------------------
  Basic earnings per share .......   $   1.20    $   1.79    $   1.53
                                     --------------------------------
  Diluted earnings per share .....   $   1.17    $   1.75    $   1.47
                                     --------------------------------

30   1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


  Options to purchase 1,604,996 shares of common stock were not included in the computation of diluted EPS for the fourth quarter of fiscal 1998 because the options' exercise prices were greater than the average market price of the Company's common stock for that period and their inclusion would have been antidilutive.

Note 15--Stock option and award plans

The Company has a Key Employee Stock Plan (the "Stock Plan") under which 4,043,910 common shares were reserved for issuance to key employees at September 30, 1998. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares outstanding on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.
  The Company also has a Director Stock Option Plan under which 180,000 shares of the Company's common stock were reserved for grant to non-employee directors of the Company. The exercise price of options granted is the fair market value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.

  The following table summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:

                                                   Weighted
                                                    average
                                      Number       exercise
                                    of shares        price
-----------------------------------------------------------

Outstanding at September 30, 1995    3,238,774    $    5.93
Granted .........................    1,345,496        18.58
Exercised .......................   (1,079,434)        4.06
Terminated ......................      (80,334)       13.84
                                    -----------
Outstanding at September 30, 1996    3,424,502        11.31
Granted .........................      331,000        21.19
Exercised .......................     (633,913)        6.10
Terminated ......................     (142,006)       16.61
                                    -----------
Outstanding at September 30, 1997    2,979,583        13.26
Granted .........................    1,235,500        28.50
Exercised .......................     (351,744)        6.79
Terminated ......................     (126,482)       18.36
                                    -----------
Outstanding at September 30, 1998    3,736,857        18.74
                                    =======================
Exercisable at September 30, 1996    1,512,893         5.16
                                    =======================
Exercisable at September 30, 1997    1,323,513         7.67
                                    =======================
Exercisable at September 30, 1998    1,129,438         8.89
                                    =======================


  The following is a summary of stock options outstanding at September 30, 1998:

                                       Options outstanding                       Options exercisable
                  --------------------------------------------------------  ---------------------------
    Range of        Number  Weighted average contractual  Weighted average   Number   Weighted average
exercise price    of shares   life remaining (in years)    exercise price   of shares   exercise price
-------------------------------------------------------------------------------------------------------
$ 1.74-$ 2.84      214,852            1.6                      $ 2.28        214,852       $ 2.28
  4.05-  6.25      486,733            3.2                        4.74        412,573         4.86
 10.72- 11.22       53,400            6.2                       11.02         45,900        11.07
 12.16- 14.72      342,546            5.2                       13.02        324,588        13.00
 17.97- 18.33      996,496            6.9                       18.31         45,193        18.05
 19.78- 22.57      371,834            8.6                       20.47         27,002        21.88
 23.00- 25.94       90,496            8.1                       24.45         59,330        23.69
 28.85           1,175,500            8.9                       28.85             --           --
 37.97               5,000            9.4                       37.97             --           --
                 ---------                                                 ---------
All options      3,736,857            6.8                      $18.74      1,129,438       $ 8.89
                 =========                                                 =========

  The following table summarizes restricted stock issued under the Stock Plan:

                                      Weighted average
                 Number of shares   fair value per share
--------------------------------------------------------
Fiscal 1996......     200,000            $27.13
Fiscal 1997......      43,834           $27.45
Fiscal 1998......      14,439           $28.25

  As of September 30, 1998 there were a total of 2,135,770 shares of common stock reserved for future grants under the Company's stock option plans.
  The aggregate compensation expense for stock-based compensation plans, computed under the provisions of APB 25, was approximately $1.4 million, $3.5 million and $3.7 million in 1998, 1997 and 1996, respectively. Such compensation expense relates entirely to accruals for restricted stock awards under the Stock Plan (charged to income over the vesting periods of the related awards) and, in 1996, to stock appreciation rights.
  The Financial Accounting Standards Board has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits, but does not require, the Company to utilize a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plans and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plans been determined based on the estimated fair

                                                           1998 ANNUAL REPORT 31

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

value at the grant dates for awards in 1998, 1997 and 1996 consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)    1998     1997         1996
--------------------------------------------------------------------
Net income--as reported............... $55,353   $81,913     $68,255
Net income--pro forma.................  52,321    79,540      66,388

Basic earnings per share--
  as reported ........................ $  1.20   $  1.79     $  1.53
Basic earnings per share--
  pro forma...........................    1.13      1.74        1.48

Diluted earnings per share--
  as reported......................... $  1.17   $  1.75     $  1.47
Diluted earnings per share--
  pro forma ..........................    1.10      1.70        1.43

  The pro forma information set forth in the preceding table does not reflect application of the FAS 123 measurement principles to options granted prior to October 1, 1995. Accordingly, the pro forma information does not necessarily reflect the Company's results of operations on a pro forma basis assuming the FAS 123 measurement principles had been applied to all stock options granted prior to October 1, 1995 and which were not vested at that date, and is not necessarily representative of the pro forma effects on the results of operations of future years had the Company adopted the measurement principles of FAS 123.
  The pro forma information set forth in the preceding table reflects a weighted average estimated fair value of stock options granted in 1998, 1997 and 1996 respectively, of $11.72, $9.32 and $8.30 per share. Such estimated fair values were computed using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 1998, 1997 and 1996, respectively: dividend yield of .14%, .19% and .22%; expected volatility of 36.28%, 38.47% and 41.90%; weighted average risk-free interest rate of 5.75%, 6.68% and 5.79%; and expected lives of 5 years for fiscal 1998, 1997 and 1996.

Note 16--Employee benefit plans

The Company maintains a 401(k) plan in which substantially all employees who have met certain age and length of service requirements may participate. On January 1, 1998 the Company's employee stock ownership plan ("ESOP") was merged with the 401(k) plan. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched 100% by the Company for the first 6% of compensation contributed. The Company's match consists of a 50% cash contribution and a 50% Company stock contribution. The Company also maintains a 401(k) retirement plan for Schult employees, contributions to which are based on employee earnings.
  During 1995 the Company loaned approximately $2.4 million to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable, now held by the 401(k) plan, as a liability in the accompanying consolidated balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6.
  At September 30, 1998 the 401(k) plan held a total of 542,293 shares of the Company's common stock having a fair value of approximately $7.1 million. Of the total number of shares, 10,160 shares have been committed to be released, 60,968 shares are held in suspense and the balance, representing shares acquired using cash contributed to the ESOP and 401(k) plan in excess of its debt service requirements and shares acquired in prior years, have been allocated to plan participants. To the extent possible, shares held in suspense will be used to fund the Company's matching 50% stock contribution. Uncommitted shares are included at cost in unearned compensation in the consolidated balance sheet.
  Total compensation cost under the 401(k) and ESOP plans was approximately $6.5 million, $3.4 million and $2.0 million in 1998, 1997 and 1996, respectively.

Note 17--Contingencies

In November 1998 the Company and certain of its present and former officers and directors were named as defendants in lawsuits filed on behalf of purchasers of the Company's common stock for various periods between April 11, 1997 and July 21, 1998 (the "Class Period"). These complaints, which seek class action certification, allege violations of federal securities law based on alleged false and misleading financial statements, reports filed by the Company and other representations during the Class Period. The Company intends to defend such lawsuits vigorously.
  In addition, the Company is also subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when ultimately concluded and determined will not, in the opinion of management, have a material effect on the results of operations or financial condition of the Company.
  The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on


32  1998 ANNUAL REPORT

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries

payments by the retailer. The risk of loss under these agreements is spread over numerous retailers and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $150 million at September 30, 1998. Losses under these agreements have not been significant.

Note 18--Fair value of financial instruments

The Company is a party to on- and off-balance sheet financial instruments as a result of its financing and funding activities. On-balance sheet financial assets include loans originated in conjunction with retail home sales, loans purchased from third parties, trade receivables arising from sales of homes to independent dealers and other receivables. The Company has estimated the fair value of loans held for sale by reference to the estimated gain to be realized on the securitization of such loans. The Company has estimated the fair value of loans held for investment by discounting the estimated future cash flows relating thereto using interest rates which approximate the interest rates charged by Oakwood Acceptance as of year end for loans of similar character and duration. Due to their short-term nature, the fair values of trade and other receivables approximates their carrying values.
  The Company estimates the fair value of retained regular and residual interests in REMIC securitizations as described in Note 4. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies. The Company estimates the fair value of guarantee liabilities by reference to the estimated price differential between guaranteed and unguaranteed securities offered for sale by the Company. Based on current estimates, management believes that the fair values of the Company's retained REMIC interests and guarantee liabilities on subordinated REMIC securities sold approximate their carrying values.
  On-balance sheet financial obligations consist of amounts outstanding under the Company's short-term credit facilities and notes and bonds payable. The Company estimates the fair values of debt obligations using rates currently offered to the Company for borrowings having similar character, collateral and duration or, in the case of the Company's outstanding reset debentures, by reference to quoted market prices.
  Off-balance sheet interest rate protection agreements at September 30, 1997 consisted of options on forward starting interest rate swaps in the aggregate notional amount of $185 million expiring on November 20, 1997. These agreements are valued at the amount payable or receivable by the Company had the contracts been terminated at year end. There were no such agreements outstanding at September 30, 1998.

  The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 1998 and 1997:

                                                           1998                 1997
----------------------------------------------------------------------  --------------------
                                                  Estimated   Carrying   Estimated Carrying
(in thousands)                                   fair value    amount   fair value  amount
--------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents, including restricted
    cash and investments......................... $ 50,935    $ 50,935  $ 45,265  $ 45,265
  Loans and investments
    Loans held for sale..........................   364,904    365,126   261,549   255,944
    Loans held for investment
      Fixed rate loans...........................    58,275     55,090    77,304    71,736
      Variable rate loans........................     7,579      7,579     9,478     9,478
    Less: reserve for uncollectible receivables..        --     (1,653)       --    (3,076)
    Retained REMIC regular interests.............    22,822     22,822     9,724     9,724
    Retained REMIC residual interests............    53,619     53,619    84,228    84,228
  Other receivables..............................    58,774     58,774    34,046    34,046

Liabilities
  Short-term borrowings .........................   375,023    375,023   175,800   175,800
  Interest rate protection agreements............        --         --     1,491        --
  Notes and bonds payable
    Fixed rate obligations.......................    38,342     37,932    49,597    48,505
    Variable rate obligations....................    23,943     23,943    30,310    30,310
  Guarantee liabilities on subordinated REMIC
    securities sold..............................     5,381      5,381     2,915     2,915

                                                          1998 ANNUAL REPORT  33

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Note 19--Quarterly financial data (unaudited)

A summary of quarterly financial information follows:

                                         First     Second     Third     Fourth
(in thousands, except per share data)   quarter    quarter   quarter    quarter     Year
------------------------------------------------------------------------------------------
1998
Net sales............................  $221,893  $250,352   $440,129  $492,058  $1,404,432
                                      ----------------------------------------------------
Gross profit.........................  $ 70,067  $ 80,091   $134,659  $146,181  $  430,998
                                      ----------------------------------------------------
Net income(1)........................  $ 17,802   $ 7,648    $ 4,959  $ 24,944   $  55,353
                                      ----------------------------------------------------
Earnings per share
  Basic(1)...........................    $ 0.39    $ 0.17     $ 0.11    $ 0.54    $   1.20
                                      ----------------------------------------------------
  Diluted(1).........................    $ 0.38    $ 0.16     $ 0.10    $ 0.53    $   1.17
                                      ----------------------------------------------------
1997
Net sales............................ $ 177,782 $ 190,652  $ 266,015 $ 318,255  $  952,704
                                      ----------------------------------------------------
Gross profit......................... $  53,970 $  61,614  $  84,499 $ 101,221  $  301,304
                                      ----------------------------------------------------
Net income........................... $  15,193 $  17,714  $  22,497 $  26,509   $  81,913
                                      ----------------------------------------------------
Earnings per share
  Basic..............................    $  .33    $  .39     $  .49    $  .58     $  1.79
                                      ----------------------------------------------------
  Diluted............................    $  .33    $  .38     $  .48    $  .56     $  1.75
                                      ----------------------------------------------------

  The sum of quarterly basic earnings per share does not necessarily equal basic earnings per share for the year.

(1) Includes special charges of approximately $16.3 million and $35.0 million, respectively, for the second and third quarters of 1998 relating primarily to write-downs of certain retained REMIC residual interests.

Note 20--Business segment information

The Company operates in two principal businesses. The manufactured housing segment includes the Company's retail and manufacturing operations. The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third party manufacturers. The Company's manufacturing operations sell a substantial majority of its homes to the Company's retail operations, with a portion distributed through independent dealers.
  The financial services segment provides retail financing to customers of the manufactured housing segment as well as to customers of independent retail dealers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The segment also reinsures credit life insurance risk on policies sold to retail customers, and beginning June 1, 1997 reinsures insurance risk on property and casualty insurance and extended service contracts sold to retail customers.
  Segment operating income is income before general corporate expenses, non-financial interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.

(in thousands)                  1998           1997           1996
--------------------------------------------------------------------
Revenues
  Manufactured housing..   $ 1,414,607    $   967,000    $   881,218
  Financial services(1)         67,359        102,778         92,346
  Investment income ....           587            273            358
                          ------------------------------------------
                           $ 1,482,553    $ 1,070,051    $   973,922
                          ------------------------------------------
Operating income
  Manufactured housing..   $   115,874    $    95,309    $    82,181
  Financial services(1)         (4,259)        57,179         52,387
                          ------------------------------------------
    Combined ...........       111,615        152,488        134,568
  Non-financial services
    interest expense ...        (5,970)        (3,274)        (2,221)
  Investment income ....           587            273            358
  General corporate
    expenses ...........       (16,142)       (16,295)       (22,025)
                          ------------------------------------------
    Income before
      income taxes .....   $    90,090    $   133,192    $   110,680
                          ------------------------------------------
Identifiable assets
  Manufactured housing..   $   629,170    $   363,206    $   307,771
  Financial services ...       601,938        486,833        490,472
  General corporate ....        52,268         54,467         43,734
                          ------------------------------------------
                           $ 1,283,376    $   904,506    $   841,977
                          ------------------------------------------
Depreciation and
  amortization
  Manufactured housing..   $    16,264    $     8,230    $     7,302
  Financial services ...         2,413          1,241            565
  General corporate ....         6,273          4,854          2,594
                          ------------------------------------------
                           $    24,950    $    14,325    $    10,461
                          ------------------------------------------
Capital expenditures
  Manufactured housing..   $    44,365    $    31,731    $    24,290
  Financial services ...         2,878          1,925          1,247
  General corporate ....         4,168          4,746         15,766
                          ------------------------------------------
                           $    51,411    $    38,402    $    41,303
                          ------------------------------------------

(1) Includes special charges of approximately $51.3 million in 1998 relating primarily to write-downs of certain retained REMIC residual interests.


34  1998 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Oakwood Homes Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Pricewaterhouse Coopers LLP

Greensboro, North Carolina
November 2, 1998, except as to the information presented in the first paragraph of Note 17 for which the date is November 25, 1998.

                                                          1998 ANNUAL REPORT  35

                                                       Oakwood Homes Corporation
                                                                and Subsidiaries

COMMON STOCK PRICES

                             1998              1997             1996             1995             1994
-------------------------------------------------------------------------------------------------------------
Quarter                  High    Low      High     Low      High    Low      High     Low      High     Low
-------------------------------------------------------------------------------------------------------------
First..............    33 3/16  24 7/8   29 7/8   21       21      16 5/8   13 1/4   10 3/8   14 1/4   11 1/4
Second.............    41 3/4   33 1/8   23       17 3/8   25 3/4  18 1/2   13 1/2   10 7/8   14 7/8   10 1/8
Third..............    38 13/16 26 5/16  24 3/4   16 3/4   25      20       13 1/2   11 5/8   11 7/8    9 5/8
Fourth.............    31 7/8   13 1/16  30       23 7/16  28      20 3/8   18 1/8   12 7/8   14 1/2   11 1/8


DIVIDEND INFORMATION

The Company declared a cash dividend of $.01 per common share during each of the eight quarters in the period ended September 30, 1998.

36  1998 ANNUAL REPORT