Form 10-K, Exhibit 13
period 1999-09-30
OAKWOOD HOMES CORP
filed 1999-12-29
CIK 73609

[OAKWOOD LOGO APPEARS HERE]
                                    OAKWOOD
                                    HOMES
                                    CORPORATION
                               1999 ANNUAL REPORT




                           [PORTIONS OF REGISTRANT'S
                         ANNUAL REPORT TO SHAREHOLDERS
                           INCORPORATED BY REFERENCE]

FINANCIAL  HIGHLIGHTS




                                                            Year ended September 30,
                                       ------------------------------------------------------------------
(in thousands except per share data)        1999        1998        1997      1996       1995       1994
---------------------------------------------------------------------------------------------------------
Net sales                             $1,496,419  $1,404,432  $  952,704  $862,079   $741,521   $595,127
Total revenues                        $1,589,225  $1,482,553  $1,070,051  $973,922   $821,412   $664,610
Net income (loss)                     $  (31,320) $   55,353  $   81,913  $ 68,255   $ 45,318   $ 35,655
Earnings (loss) per common share
  Basic                               $    (0.67) $     1.20  $     1.79  $   1.53   $   1.03   $   0.82
  Diluted                             $    (0.67) $     1.17  $     1.75  $   1.47   $   0.99   $   0.78
Total assets                          $1,437,847  $1,283,376  $  904,506  $841,977   $782,640   $590,397
Notes and bonds payable               $  352,164  $   61,875  $   78,815  $134,379   $198,812   $207,990
Cash dividends per common share       $     0.04  $     0.04  $     0.04  $   0.04   $   0.04   $   0.04


[Bar chart appears here. See table below for plot points.]

                                    NET SALES
                                  (in millions)

           '94       '95       '96       '97       '98       '99
           595       742       862       953      1,404     1,496

5 year compound growth rate: 20%


[Bar chart appears here. See table below for plot points.]

                                  SHAREHOLDERS'
                                     EQUITY
                                  (in millions)

           '94       '95       '96       '97       '98       '99
           276       318       392       484       548       526

5 year compound growth rate: 14%


[Bar chart appears here. See table below for plot points.]

                                     EBITDA
                                  (in millions)

           '94       '95       '96       '97       '98       '99
            86       105       143       167       139        36


[Bar chart appears here. See table below for plot points.]

                            NEW HOMES SOLD AT RETAIL
                                 (in thousands)

                   '94       '95        '96        '97       '98       '99
Total              13.0      16.7       20.1       22.1      26.1      22.1
Single-section      9.7      12.1       13.6       11.7      12.4       9.3
Multi-section       3.3       4.6        6.5       10.4      13.7      12.8

5 year compound growth rate: 11%

[Bar chart appears here. See table below for plot points.]

                             NUMBER OF SALES CENTERS

           '94       '95       '96       '97       '98       '99
           152       198       255       300       359       412



[Line chart appears here. See table below for plot points.]

                                CUMULATIVE GROWTH

                             '94     '95     '96     '97     '98     '99
Oakwood retail home sales      0      28      54      69     100      69
Industry shipments             0      12      24      21      25      25

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


UNLESS OTHERWISE INDICATED, ALL REFERENCES TO ANNUAL PERIODS REFER TO FISCAL YEARS ENDED SEPTEMBER 30.

RESULTS OF OPERATIONS

Total sales increased 7% to $1.496 billion from $1.404 billion last year, following a 47% increase in 1998 from the $953 million reported in 1997. Total revenues rose 7% to $1.6 billion from $1.5 billion last year, compared to $1.1 billion reported for 1997.
         The following table summarizes certain key sales statistics for each of the last three years:

                                                                      1999            1998             1997
------------------------------------------------------------------------------------------------------------
Retail sales (in millions)                                        $  1,037        $   1,140        $   859
Wholesale sales (in millions)                                     $    459        $     264        $    94
Total sales (in millions)                                         $  1,496        $   1,404        $   953
Gross profit %--integrated operations                                 33.0%            33.7%          33.0%
Gross profit %--wholesale operations                                  15.8%            17.7%          19.0%
New single-section homes sold--retail                                9,256           12,390         11,670
New multi-section homes sold--retail                                12,810           13,669         10,418
Used homes sold--retail                                              2,190            2,349          2,155
New single-section homes sold--wholesale                             3,087            1,638            539
New multi-section homes sold--wholesale                             10,153            6,145          2,508
Average new single-section sales price--retail                    $ 32,400        $  31,400        $29,200
Average new multi-section sales price--retail                     $ 56,100        $  53,300        $47,900
Average new singe-section sales price--wholesale                  $ 21,800        $  20,900        $15,500
Average new multi-section sales price--wholesale                  $ 38,000        $  37,000        $31,900
Weighted average retail sales centers open during the year             383              330            278
Average dollar sales per sales center (in millions)               $    2.7        $     3.5        $   3.1

1999 COMPARED TO 1998

NET SALES
The Company's sales volume was adversely affected by competitive industry conditions in 1999. Retail sales dollar volume decreased 9%, reflecting a 15% decrease in new unit volume partially offset by increases of 3% and 5% in the average new unit sales prices of single-section and multi-section homes, respectively, and a shift in product mix toward multi-section homes, which have higher average selling prices than single-section homes. Average retail sales prices rose due to price increases and a shift in product mix toward higher price points. Multi-section homes accounted for 58% of retail new unit sales compared to 52% in 1998.
         During 1999 the Company opened or acquired 60 new sales centers compared to 62 sales centers during 1998. The Company also closed seven underperforming sales centers during the year compared to three in 1998. Total new retail sales dollars at sales centers open more than one year decreased 20% during 1999. During September 1999 the Company announced plans to close approximately 40 additional sales centers that were not meeting profitability targets. The anticipated effects of such actions are more fully described in "Restructuring charges" below.
         Wholesale sales dollar volume increased 74% due to an increase in wholesale unit volume related to the acquisition of Schult on April 1, 1998. Schult sold 10,464 units, representing $366.8 million of sales, to independent dealers during 1999 compared to 5,386 units, representing $185.9 million of sales, in 1998 subsequent to the acquisition. Excluding the effects of the Schult acquisition, wholesale sales dollars increased 18% during 1999, reflecting primarily higher sales volume.

GROSS PROFIT
Gross profit margin--integrated operations reflects gross profit earned on all sales at retail as well as the manufacturing gross profit on retail sales of units manufactured by the Company. Gross profit margin--integrated operations decreased from 33.7% in 1998 to 33.0% primarily as a result of competitive pricing and unfavorable manufacturing variances caused by reduced production schedules experienced during the fourth quarter of 1999.
         Wholesale gross profit margins decreased from 17.7% in 1998 to 15.8% in 1999 as a result of the acquisition of Schult, whose gross profit margins are lower than those of the Company's other wholesale sales, and unfavorable manufacturing variances caused by reduced production schedules experienced during the fourth quarter of 1999. Schult represented approximately 80% of wholesale sales dollars during 1999 compared to 70% in 1998.

FINANCIAL SERVICES INCOME
Financial services income for 1999 includes impairment and valuation provisions totaling $35.8 million (approximately $22.5 million after tax, or $.48 per share) relating to impairment of the value of certain retained interests in loan securitizations and other financial services-related charges, of which $29.1 million (approximately $18.4 million after tax, or $.39 per share) was recorded in the fourth quarter. During 1998 the Company recorded impairment and valuation provisions totaling $53.7 million (approximately $33.3 million after tax, or $.70 per share), relating primarily to valuation adjustments of certain retained interests in REMIC securitizations. The impairment and valuation provisions are more fully described in Note 3 to the consolidated financial statements. The impairment and valuation provisions generally reflect higher than anticipated credit losses on securitized loans and, in 1998, an increase in the assumed rate of voluntary loan prepayments.
         For the year ended September 30, 1999 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.72% of the average principal balance of the related loans, compared to approximately 1.52% one year ago. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 1999 the Company had a total of 2,417 unsold properties in repossession or foreclosure (approximately 1.97% of the total number of Oakwood originated serviced assets) compared to 1,430 and 1,016 at September 30, 1998 and 1997, respectively (approximately 1.28% and 1.14%, respectively, of the

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

total number of Oakwood originated serviced assets). Of the total number of unsold properties in repossession or foreclosure, 417, 295 and 54 relate to loans originated on behalf of Deutsche Financial Capital ("DFC"), the Company's former consumer finance joint venture, at September 30, 1999, 1998 and 1997, respectively.
         At September 30, 1999 the delinquency rate on Company originated loans, excluding loans originated on behalf of DFC, was 4.9%, compared to 3.9% at September 30, 1998. In September 1999 the Company physically and operationally reorganized its consumer finance business, which the Company believes will improve the effectiveness of its loan originations and servicing functions over the long term. The Company believes that the reorganization, which included geographic decentralization of the Company's loan servicing operations, temporarily disrupted collection relationships with borrowers and adversely affected delinquency rates at year end. The delinquency rate at August 31, 1999 was 4.2% compared to 4.1% at August 31, 1998. Increased delinquency rates ultimately may result in increased repossessions and foreclosures and an increase in credit losses.
         Financial services revenues include losses on the sale of asset-backed securities of $10.8 million, or $.15 per share, after tax, in 1999, compared to gains in 1998 of $20.1 million, or $.26 per share, after tax. The substantial decline in securitization gains reflects principally a significant decline in the spread between the yield on loans originated by the Company and the cost of funds obtained when the loans were securitized. The decline in spread reflects lower loan yields resulting from both a shift in product mix toward multi-section loans which generally carry lower coupons than single-section loans, and from generally lower interest rates prevailing in the marketplace when the loans were originated as compared to when they were securitized. The decline in spread also reflects higher securitization funding costs resulting from an increase in the spread over treasurys required by institutional purchasers of the Company's asset-backed securities.
         REMIC residual income decreased from $10.3 million in 1998 to $8.0 million in 1999, reflecting primarily a decline in the average balance of residual interests.
         Interest income increased from $30.9 million during 1998 to $41.7 million in 1999. The increase primarily reflects higher average outstanding balances of loans held for sale prior to securitization due to increased origination volume and the timing of securitizations. The increase also reflects incremental interest income on retained regular REMIC interests from certain of the Company's 1998 and 1999 securitizations. These increases were partially offset by lower interest income on loans held for investment, the principal balance of which is declining as these loans are liquidated.
         Loan servicing fees, which are reported net of amortization of servicing assets, decreased from $27.7 million during 1998 to $25.6 million in 1999. Servicing fees did not increase commensurately with the growth of the Company's securitized loan portfolio because certain securitizations did not generate sufficient cash flows to enable the Company to receive its full servicing fee. The Company has not recorded revenues or receivables for these shortfalls, because the Company's right to receive servicing fees generally is subordinate to the holders of regular REMIC interests.
         Insurance revenues from the Company's captive reinsurance business increased 46% to $49.6 million in 1999 from $34.0 million in 1998. The increase is due to the increased size of the Company's portfolio, offset by an increase in catastrophe reinsurance premium expense recorded during the fourth quarter of 1999 of approximately $1.8 million associated with Hurricane Floyd. See additional discussion below under "Financial services operating expenses."

OTHER INCOME
Other income increased from $10.8 million during 1998 to $13.4 million in 1999. During 1999 the Company settled an insurance claim relating to homes at a manufacturing facility which were damaged by a hail storm. The net gain of $1.1 million resulting from this settlement is included in other income. During 1999 the Company also sold two airplanes at a gain of $1.4 million.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased to 27.5% of net sales for the year ended September 30, 1999, from 24.3% of net sales in 1998. The most significant component of the increase was higher retail selling expenses, both in absolute terms and as a percentage of retail sales. Higher retail selling expenses reflect increased fixed costs associated with additional sales centers as well as higher retail compensation costs.

FINANCIAL SERVICES OPERATING EXPENSES
Consumer finance operating expenses rose $13.3 million, or 55%, during 1999. Of the total dollar increase, approximately $5.3 million represents higher compensation costs, including headcount additions in the loan origination and servicing functions. Management believes that committing additional resources to these functions is consistent with its desire to improve the performance of the loan servicing portfolio over the long term. In addition, allocations of parent company costs, principally occupancy and telecommunications, increased by approximately $2.4 million. During 1999 the average number of loans serviced and applications processed increased 15% and 10%, respectively.
         Insurance operating costs increased 40% during 1999 principally due to higher claims costs associated with the increased size of the business. Insurance operating costs also include estimated losses, net of recoveries from the Company's reinsurers, of approximately $5.6 million associated with flooding and other storm damage claims from Hurricane Floyd.

RESTRUCTURING CHARGES
During the fourth quarter of 1999 the Company recorded restructuring charges of approximately $25.9 million, or $.35 per share, after tax. These charges relate primarily to the closing of four manufacturing lines, temporarily idling five others and the closing of approximately 40 sales centers that were not meeting profitability targets. The charges include approximately $7.4 million related to severance and other termination costs, approximately $11.2 million related to asset writedowns and approximately $7.4 million related to estimated costs to close the manufacturing lines and sales centers.

INTEREST EXPENSE
Nonfinancial services interest expense rose from $6.0 million in 1998 to $10.6 million in 1999, due principally to interest expense associated with $100 million of debt incurred in connection with the April 1, 1998 Schult acquisition, which was refinanced in March 1999 using a portion of the proceeds of the Company's $300 million senior note offering.

         Financial services interest expense consists principally of interest expense associated with long-term debt secured by loans, interest expense associated with all short-term line of credit borrowings, and interest expense on $200 million of the $300 million senior notes issued in March 1999. The increase in financial services interest expense primarily reflects interest costs related to the senior note offering. Interest costs on short-term line of credit borrowings also increased due to an increase in the average balances outstanding offset by slightly lower interest rates. These increases were partially offset by lower interest expense on declining and retired long-term debt balances.

INCOME TAXES
The Company's effective income tax rate was 37.0% in 1999 compared to 38.6% in 1998. The decrease reflects primarily limited state income tax benefits associated with certain losses and charges.

1998 COMPARED TO 1997

NET SALES
Retail sales dollar volume increased 33%, reflecting an 18% increase in new unit volume and increases of 8% and 11% in the average new unit sales prices of single-section and multi-section homes, respectively. Average retail sales prices rose due to price increases and a shift in product mix toward higher price points. Single-section unit volume increased 6%, while multi-section unit volume rose 31% from 1997.
         During 1998 the Company opened or acquired 62 new sales centers compared to 49 sales centers during 1997. The Company also closed three underperforming sales centers during 1998 compared to four in 1997. Total new retail sales dollars at sales centers open more than one year increased 13% during 1998.
         Wholesale sales dollar volume increased 180% due to an increase in wholesale unit volume related to the acquisition of Schult on April 1, 1998. Schult sold 5,386 units, representing $185.9 million of sales, to independent dealers subsequent to the acquisition. Excluding the effects of the Schult acquisition, wholesale sales declined 17%, reflecting the Company's strategy prior to the Schult acquisition of changing the distribution of products produced by Golden West and Destiny from nonexclusive independent dealers to Company-owned retail sales centers. The wholesale sales increase also reflects increases in the average wholesale sales prices of single-section homes and multi-section homes at Destiny and Golden West of 2% and 6%, respectively. Schult's higher average price points caused the overall average wholesale selling prices of single-section and multi-section homes to rise 35% and 16%, respectively.

GROSS PROFIT
Gross profit margin--integrated operations increased to 33.7% in 1998 from 33.0% in 1997.
         Wholesale gross profit margins decreased as a result of the acquisition of Schult, whose gross profit margins are lower than those of the Company's other wholesale sales. The combined wholesale gross profit margin of Golden West and Destiny increased over 1997, principally due to improved efficiencies.

FINANCIAL SERVICES INCOME
During 1998 the Company recorded charges of $53.7 million (approximately $33.0 million after tax, or $.70 per share), relating primarily to valuation adjustments of certain retained interests in REMIC securitizations. Excluding the effects of these charges, consumer finance revenues for 1998 declined to $87.1 million from $91.7 million in 1997.
         For the year ended September 30, 1998 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.52% of the average principal balance of the related loans, compared to approximately 1.30% in 1997. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 1998 the Company had a total of 1,430 unsold properties in repossession or foreclosure (approximately 1.28% of the total number of Oakwood originated serviced assets) compared to 1,016 and 642 at September 30, 1997 and 1996, respectively (approximately 1.14% and 0.96%, respectively, of the total number of Oakwood originated serviced assets). Of the total number of unsold properties in repossession or foreclosure, 295 and 54 relate to loans originated on behalf of DFC at September 30, 1998 and 1997, respectively.
         Financial services revenues for 1998 and 1997 includes gains of approximately $20.1 million, or $.26 per share, after tax, and $19.3 million, or $.25 per share, after tax, respectively, from the sale of asset-backed securities.
         REMIC residual income decreased from $19.4 million in 1997 to $10.3 million in 1998, reflecting a decline in the average balance of residual interests resulting from the writedowns of those investments during the year and, to a lesser extent, lower yields on those investments arising from higher credit losses.
         Interest income increased from $29.4 million during 1997 to $30.9 million in 1998. The increase reflects higher average outstanding balances of loans held for sale prior to securitization due to increased origination volume. This increase was partially offset by lower interest income on loans held for investment, the principal balance of which is declining as these loans are liquidated. Loan servicing fees increased from $21.5 million during 1997 to $27.7 million in 1998, reflecting the increased size of the Company's securitized loan servicing portfolio.
         Financial services income for 1998 also includes $34.0 million in revenues from the Company's captive reinsurance business which began operations on June 1, 1997. This subsidiary enables the Company to participate more fully in what management believes to be the profitable income streams associated with the property and casualty insurance and service contract business than was possible under the commission-based insurance agency arrangement which preceded its formation. As an insurance underwriter, the Company recognizes insurance premium revenues over the life of the related policies as a component of financial services income, with the associated claims expenses reflected in financial services operating expenses. Previously, insurance commission revenue was reported upon the sale of the policies by Oakwood's retail operations, and was included in other income. Due to this fundamental change in the Company's business, earnings for insurance operations are now spread over the lives of the policies rather than being recognized in full when the policies

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

were sold. Because reinsurance claims costs are recorded as insured events occur, reinsurance underwriting risk may increase the volatility of the Company's earnings, particularly with respect to property and casualty reinsurance. The Company has purchased catastrophe reinsurance to reduce its underwriting exposure to natural disasters. Prior to June 1, 1997, insurance revenues primarily related to the Company's credit life insurance underwriting business which the Company has operated for many years and which was combined with the property and casualty reinsurance subsidiary on October 1, 1997.

OTHER INCOME
The majority of the 26% decrease in other income reflects decreased insurance commissions resulting from the formation of the reinsurance subsidiary and the Company's exit from commission-based insurance agency arrangements discussed above. Insurance commissions totaled $6.4 million in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses decreased to 24.3% of net sales for the year ended September 30, 1998, compared to 24.8% of net sales in 1997. Higher retail selling expenses were offset by lower selling, general and administrative expenses as a percentage of sales at Schult. Excluding the effects of the Schult acquisition, nonfinancial selling, general and administrative expenses for 1998 were 26.1% of net sales compared to 24.8% of net sales in 1997, with higher retail selling expenses accounting for the majority of the increase, partially offset by decreased accruals for management compensation.

FINANCIAL SERVICES OPERATING EXPENSES
Financial services operating expenses rose 78% during 1998 due to the addition of claims and other expenses related to the formation of the captive reinsurance company discussed above. Exclusive of the captive reinsurance costs, financial services operating expenses increased 19% over 1997 on a 26% increase in the average number of loans serviced during 1998 and a 46% increase in total credit application volume.

INTEREST EXPENSE
Financial services interest expense includes interest expense associated with long-term debt secured by loans as well as interest expense associated with all short-term line of credit borrowings. Financial services interest expense increased 12% primarily due to a $5.2 million increase in interest expense related to higher average outstanding balances on short-term lines of credit. This increase was partially offset by lower interest expense on declining and retired long-term debt balances.
         Nonfinancial services interest expense rose from $3.3 million to $6.0 million due principally to interest costs related to the financing of the Schult acquisition.

INCOME TAXES
The Company's effective income tax rate was 38.6% in 1998 compared to 38.5% in 1997.

YEAR 2000 ISSUES
During 1997 the Company formed an ongoing project team to address the Year 2000 issue. The Year 2000 issue relates to the way computer hardware and software process calendar dates. With the turn of the century at midnight, January 1, 2000, it is possible that some systems may interpret a year stored as '00 as 1900 instead of 2000. Calculations involving these dates would then be adversely affected.
         The Company's Year 2000 conversion project had several phases, including assessment of the hardware and software affected by the Year 2000 issue; identification of critical suppliers and assessment of their state of readiness; conversion of existing processes, hardware and software as required; testing of modified, existing and new processes; implementation of Year 2000 compliant systems; and development and implementation of contingency and business continuation plans as considered necessary. The Company has also been conducting ongoing awareness campaigns with employees and key vendors.
         Assessment of hardware and software has been conducted with internal resources that researched all of the Company's internal systems and hardware platforms. As a result of the assessment effort, a plan was developed to convert and test all hardware and software deemed to be noncompliant. Based upon the status of remediation and verification undertaken to date, the Company believes that substantially all significant internal system issues associated with Year 2000 compliance have been resolved.
         Separately all of the Company's significant external suppliers and business partners were included in the project to determine their state of readiness for the Year 2000 issue. General surveys were sent to all significant external suppliers and business partners upon which the Company relies for services. The intention of these surveys was to assess the organization's overall readiness. Additionally, specific inquiry letters were sent to external suppliers and business partners upon which the Company relies for a specific product.
         The Company also focused significant attention on mission critical suppliers of raw materials. The Company believes that its most likely worst case scenario would result from an external supplier's inability to provide raw materials for use in the Company's manufacturing processes. In order to alleviate the worst case scenario, the Company is planning a modified holiday vacation schedule around the first of the year. In addition, the Company has finished goods inventory that can be sold if supplier problems persist.
         The other mission critical suppliers upon which the Company is dependent supply services including insurance and loan servicing. No contingency plans have been developed at this point in time should these suppliers prove to be noncompliant. The Company has worked with these organizations in order to obtain significant assurances regarding their compliance.
         The costs incurred by the Company for the assessment and conversion of systems related to Year 2000 readiness, which have been charged to expense, have not been material. While the costs associated with this effort have not been material, they do represent a commitment on the part of the executive management team to ensure the Company's position related to the Year 2000 issue. While the Company believes its efforts will provide reasonable assurance that material disruptions will not occur, there can be no assurance that interruption will not occur.

         Should disruptions occur, the Company has planned contingencies that call for expeditious replacement of troublesome computing hardware and/or software, manual operating procedures, use of alternative suppliers and frequent system backup procedures.

LIQUIDITY AND CAPITAL RESOURCES
The increase in inventories from September 30, 1998 reflects primarily an increase in finished goods inventory due to softness in retail sales, the increase in the number of retail sales centers and an increase in the percentage of inventories represented by multi-section homes, which have higher average unit costs than single-section homes. The Company's business has been adversely affected by competitive market conditions at retail and softness in retail sales. The Company responded to these conditions during the fourth quarter of 1999 by closing four manufacturing lines, temporarily idling five others and closing approximately 40 sales centers that were not meeting profitability targets.
         The decrease in loans and investments from September 30, 1998 principally reflects a decrease in loans held for sale from $365 million at September 30, 1998 to $280 million at September 30, 1999. The Company originates loans and warehouses them until sufficient receivables have been accumulated for a securitization.
         Retail financing of sales of the Company's products is an integral part of the Company's vertical integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by securitizing such loans, primarily using REMICs. Beginning in 1994 the Company generally sold to investors securities having a principal balance approximately equal to the principal balance of the loans securitized, and accordingly was not required to seek the permanent capital required to fund its finance business outside of the asset-backed securities market.
         Fiscal 1999 was characterized by turbulent market conditions for many kinds of asset-backed securities, including those historically offered for sale by the Company. Early in the fiscal year, global economic conditions significantly reduced liquidity in the asset-backed securities market, and credit spreads over treasurys demanded by investors in asset-backed securities rose significantly. While the Company's ability to sell asset-backed securities was not materially adversely affected by liquidity conditions early in the fiscal year, the Company incurred increased permanent funding costs as a consequence of wider credit spreads. While credit spreads fluctuated over the balance of the fiscal year, and market liquidity improved significantly by mid-fiscal year, in general credit spreads for fiscal 1999 were significantly greater than in 1998, which resulted in increased funding costs to the Company.
         In the summer of 1999 market liquidity again contracted, caused in part by investor concerns over potential Year 2000 issues and the potential for higher interest rates as a consequence of possible monetary policy actions by the Federal Reserve Board in response to strong economic conditions. In addition to these factors, which the Company believes affected many issuers of asset-backed securities in addition to the Company, management believes that demand for the relatively more subordinated asset-backed securities offered for sale by the Company decreased because of the Company's poor financial performance. As a consequence of decreased demand, the Company did not sell any asset-backed securities rated less than single-A created in its June and September loan securitizations at the closing of those transactions. The aggregate principal balance of the securities rated below single-A represented approximately 11% of the aggregate principal balance of the loans securitized in those transactions.
         At September 30, 1999 the Company owned subordinate asset-backed securities having a carrying value of approximately $60.7 million associated with certain of the Company's 1998 and 1999 securitizations, as well as subordinate asset-backed securities having a carrying value of approximately $8.6 million retained from securitization transactions prior to 1994. The Company considers these securities to be available for sale, and would consider opportunities to liquidate these securities based upon market conditions. Continued decreased demand for subordinate asset-backed securities at prices acceptable to the Company would be likely to require the Company to seek alternative sources of financing for the loans originated by the consumer finance business, or require the Company to seek alternative long-term financing for subordinate asset-backed securities. There can be no assurance that such alternative financing can be obtained.
         The Company estimates that in 2000 capital expenditures will approximate $35 million, comprised principally of systems implementations and various computer equipment, expansion of its House Smart(TM) retail locations and improvements at certain manufacturing facilities.
         In recent years the Company has financed internal growth of its retail and manufacturing business principally using internally generated funds and short-term lines of credit. On March 2, 1999 the Company closed a $300 million debt offering comprised of $175 million of 8.125% senior notes due on March 1, 2009 and $125 million of 7.875% senior notes due on March 1, 2004. The proceeds of this offering were used to pay outstanding indebtedness, including $100 million borrowed from a commercial bank to finance the Schult acquisition.
         The Company has several credit facilities in place to provide for its short-term liquidity needs. The Company has a $325 million credit facility with a conduit commercial paper issuer to provide warehouse financing for loans prior to securitization. The Company also has a $125 million revolving credit facility with a group of banks which is available to fund additional working capital needs. The Company believes that these facilities, together with a facility currently under negotiation to finance retained REMIC interests, should be adequate to meet the Company's short-term liquidity needs.

MARKET RISK
Certain of the Company's financial instruments are subject to market risk, including interest rate risk. The Company's financial instruments are not currently subject to foreign currency risk or commodity price risk. The Company has no financial instruments held for trading purposes.
         The Company originates loans, most of which are at fixed rates of interest, in the ordinary course of business and periodically securitizes them to obtain permanent financing for such loan originations. Accordingly, the Company's loans held for sale are exposed to risk from changes in interest rates between the times loans are originated and the time at which the Company obtains permanent financing, generally at fixed rates of interest, in the asset-backed securities market. The Company attempts to manage this risk by minimizing the warehousing period of unsecuritized loans. Loans held for sale are excluded from the table below as

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

they primarily represent recent originations which will be securitized in fiscal 2000.
         Loans held for investment also are subject to interest rate risk. The Company currently does not originate any loans with the intention of holding them for investment.
         Retained regular and residual REMIC interests are held as available for sale securities; the value of these securities may change in response to, among other things, changes in interest rates. Such interests in REMIC securitizations are valued as described in Notes 1 and 4 to the consolidated financial statements.
         All of the Company's short-term credit facilities provide for interest at variable rates. Accordingly, an increase in short-term interest rates would adversely affect interest expense on short-term debt. In addition, certain of the Company's notes and bonds payable bear interest at floating rates, and interest expense on such obligations would be adversely affected by an increase in short-term interest rates.



         The following table sets forth the Company's financial instruments that are sensitive to changes in interest rates at September 30, 1999:



                                      Weighted
                                       average                                     Assumed cash flows
                                    interest rate ---------------------------------------------------------------------------------
(dollar amounts in thousands)       at year end(1)   2000     2001     2002     2003    2004     Thereafter    Total    Fair value
-----------------------------------------------------------------------------------------------------------------------------------
Loans held for investment(2)
  Fixed rate loans                       13.6%    $ 16,924  $13,249  $10,028  $ 6,804  $4,780     $  4,679   $ 56,464     $ 43,271
  Variable rate loans                     8.6%       2,165    1,717    1,352    1,055     813        1,436      8,538        5,703
Retained REMIC interests(3)
  Regular interests                       7.3%       6,610   12,691    5,541    5,661   6,534      105,188    142,225       69,325
  Residual interests                     17.1%      13,421   16,486    1,014   14,165   4,929        3,136     53,151       36,630

(1) For REMIC residual interests represents the weighted average interest rate used to discount assumed cash flows.
(2) Assumed cash flows represent contractual cash flows reduced by the effects of estimated prepayments.
(3) Assumed cash flows reflect the assumed prepayment rates used in estimating the fair values of the related REMIC interests.
                                      Weighted
                                      average                                        Maturities
                                   interest rate   --------------------------------------------------------------------------------
(dollar amounts in thousands)       at year end      2000     2001     2002     2003    2004     Thereafter     Total    Fair value
-----------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                    5.8%     $199,800   $   --   $   --   $   --   $   --     $    --     $199,800    $199,800
Notes and bonds payable
  Fixed rate                             8.1%       11,862      529   17,240       70  124,762     174,330      328,793     239,065
  Variable rate                          5.6%        6,612    4,819    2,825    2,792    1,167       5,156       23,371      23,371



NEW ACCOUNTING STANDARDS
The Financial Accounting Standards Board has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities, and which is effective for fiscal years beginning after June 15, 2000. The Company currently is evaluating the potential effect of FAS 133 on its financial statements upon adoption in 2001.

FORWARD-LOOKING STATEMENTS
This annual report contains certain forward-looking statements and information based on the beliefs of the Company's management as well as assumptions made by, and information currently available to, the Company's management. Words like "believe," "expect," "should," and similar expressions used in this annual report are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to a number of uncertainties, and assumptions, including industry conditions, management expertise, government policy and regulations, general economic conditions, catastrophic events, litigation and other risk factors in the Company's Registration Statement on Form S-3 filed February 22, 1999. Should underlying assumptions prove incorrect or should one or more of the risks and uncertainties materialize, actual events or results may vary from those described herein as anticipated, expected, believed or estimated.

                   Oakwood Homes Corporation and Subsidiaries
                      Consolidated Statement of Operations


                                                                Year ended September 30,
                                                      ---------------------------------------
(in thousands except per share data)                      1999         1998          1997
---------------------------------------------------------------------------------------------
REVENUES
  Net sales                                           $1,496,419     $1,404,432    $  952,704
  Financial services
    Consumer finance, net of impairment and
  valuation provisions                                    29,747         33,394        91,716
    Insurance                                             49,643         33,965        11,062
---------------------------------------------------------------------------------------------
                                                          79,390         67,359       102,778
  Other income                                            13,416         10,762        14,569
---------------------------------------------------------------------------------------------
      Total revenues                                   1,589,225      1,482,553     1,070,051
---------------------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of sales                                        1,081,716        973,434       651,400
  Selling, general and administrative expenses           411,344        341,441       236,586
  Financial services operating expenses
    Consumer finance                                      37,530         24,204        20,364
    Insurance                                             38,463         27,554         8,692
---------------------------------------------------------------------------------------------
                                                          75,993         51,758        29,056
  Restructuring charges                                   25,926             --            --
  Provision for losses on credit sales                     3,261          1,281            --
  Interest expense
    Nonfinancial services                                 10,580          5,970         3,274
    Financial services                                    30,129         18,579        16,543
---------------------------------------------------------------------------------------------
      Total costs and expenses                         1,638,949      1,392,463       936,859
---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                        (49,724)        90,090       133,192
Provision for income taxes                               (18,404)        34,737        51,279
---------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     $  (31,320)    $   55,353    $   81,913
---------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE
  Basic                                               $    (0.67)    $     1.20    $     1.79
---------------------------------------------------------------------------------------------
  Diluted                                             $    (0.67)    $     1.17    $     1.75
---------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET



                                                                        September 30,
                                                                  ----------------------------
(in thousands except share and per share data)                     1999                1998
----------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                      $   26,939           $   28,971
Loans and investments                                             430,865              502,583
Other receivables                                                  98,317               58,774
Inventories                                                       443,598              291,352
Properties and facilities                                         251,069              237,726
Deferred income taxes                                              30,712               14,850
Other assets                                                      156,347              149,120
----------------------------------------------------------------------------------------------
                                                               $1,437,847           $1,283,376
----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings                                          $  199,800           $  375,023
Notes and bonds payable                                           352,164               61,875
Accounts payable and accrued liabilities                          243,525              226,867
Insurance reserves and unearned premiums                           89,404               57,419
Other long-term obligations                                        26,962               14,517
Shareholders' equity
  Common stock, $.50 par value; 100,000,000 shares authorized;
    47,107,000 and 46,660,000 shares issued and outstanding        23,554               23,330
  Additional paid-in capital                                      171,185              167,592
  Retained earnings                                               326,825              360,025
----------------------------------------------------------------------------------------------
                                                                  521,564              550,947
  Accumulated other comprehensive income                            7,021                   --
  Unearned compensation                                            (2,593)              (3,272)
----------------------------------------------------------------------------------------------
      Total shareholders' equity                                  525,992              547,675
Commitments and contingencies (Notes 4, 10 and 18)
----------------------------------------------------------------------------------------------
                                                               $1,437,847           $1,283,376
----------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                Year ended September 30,
                                                                                  -----------------------------------------------
(in thousands)                                                                          1999             1998             1997
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                                                 $   (31,320)     $   55,353        $   81,913
  Adjustments to reconcile net income to cash provided by operating activities
    Depreciation and amortization                                                        45,559          24,950            14,325
    Deferred income taxes                                                               (21,992)         (4,406)           (3,320)
    Provision for losses on credit sales                                                  3,261           1,281                --
    (Gain) loss on sale of loans                                                         10,790         (20,058)          (19,255)
    Impairment and valuation provisions                                                  35,759          53,712                --
    Excess of cash receipts over REMIC residual income recognized                        29,338          19,934             2,535
    Noncash restructuring charges                                                        10,798              --                --
    Other                                                                                 2,478           3,442               923
    Changes in assets and liabilities, net of effect of business acquisition
      Other receivables                                                                 (45,314)         (5,414)            7,631
      Inventories                                                                      (152,346)        (62,705)          (52,408)
      Deferred insurance policy acquisition costs                                        (3,323)         (4,260)           (6,614)
      Other assets                                                                       (9,190)            344            (4,007)
      Accounts payable and accrued liabilities                                              777          48,621           (39,872)
      Insurance reserves and unearned premiums                                           31,985          26,884            25,001
      Other long-term obligations                                                         1,626           8,968             3,742
---------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by operations                                              (91,114)        146,646            10,594
  Loans originated                                                                   (1,364,133)     (1,236,436)         (883,633)
  Purchase of loans and securities                                                     (108,297)         (5,045)           (2,636)
  Sale of loans                                                                       1,469,134       1,061,517           913,004
  Principal receipts on loans                                                            33,282          53,048            34,056
---------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by operating activities                                    (61,128)         19,730            71,385
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Business acquisition                                                                       --        (101,829)               --
  Acquisition of properties and facilities                                              (46,936)        (51,411)          (38,402)
  Investment in and advances to joint venture                                            22,150         (24,454)           (5,051)
  Other                                                                                 (27,526)        (20,797)           (9,607)
---------------------------------------------------------------------------------------------------------------------------------
        Cash (used) by investing activities                                             (52,312)       (198,491)          (53,060)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net borrowings (repayments) on short-term credit facilities                          (175,223)         94,223            30,294
  Proceeds from borrowings related to business acquisition                                   --         100,000                --
  Proceeds from issuance of notes and bonds payable                                     305,275           4,472                --
  Payments on notes and bonds                                                           (17,182)        (22,540)          (55,084)
  Cash dividends                                                                         (1,880)         (1,861)           (1,840)
  Proceeds from exercise of stock options                                                   418           4,721             8,445
---------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by financing activities                                    111,408         179,015           (18,185)
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (2,032)            254               140
CASH AND CASH EQUIVALENTS
  BEGINNING OF YEAR                                                                      28,971          28,717            28,577
---------------------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                                        $   26,939      $   28,971         $  28,717
---------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CHANGES IN
              SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Accumulated
                                              Common               Additional                other                        Total
                                              shares       Common   paid-in    Retained  comprehensive   Unearned     shareholders'
(in thousands except per share data)        outstanding    stock    capital    earnings      income    compensation      equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1996                           45,621    $ 22,811  $ 149,501  $ 226,460     $  --        $ (6,798)     $  391,974
Net income                                         --          --         --     81,913        --              --          81,913
Exercise of stock options                         634         316      8,129         --        --              --           8,445
Issuance of restricted stock                       44          22      1,181         --        --            (824)            379
Amortization of unearned
  compensation                                     --         --          --         --        --           2,061           2,061
ESOP shares committed to
  be released                                      --         --         470         --        --             480             950
Cash dividends ($.04 per share)                    --         --          --     (1,840)       --              --          (1,840)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1997                           46,299     23,149     159,281    306,533        --          (5,081)        483,882
Net income                                         --         --          --     55,353        --              --          55,353
Exercise of stock options                         352        176       4,545         --        --              --           4,721
Issuance of restricted stock                        9          5         278         --        --            (188)             95
Amortization of unearned
  compensation                                     --         --          --         --        --           1,517           1,517
ESOP shares committed to
  be released                                      --         --         614         --        --             480           1,094
Stock options issued in connection
  with business acquisition                        --         --       2,874         --        --              --           2,874
Cash dividends ($.04 per share)                    --         --          --     (1,861)       --              --          (1,861)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1998                           46,660     23,330     167,592    360,025        --          (3,272)        547,675
Comprehensive income:
  Net loss                                         --         --          --    (31,320)       --              --         (31,320)
  Unrealized gain on securities
    available for sale                             --         --          --         --     7,021              --           7,021
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                  --         --          --    (31,320)    7,021              --         (24,299)
Exercise of stock options                          99         50       1,586         --        --              --           1,636
Issuance of restricted stock                      348        174       1,924         --        --          (2,096)              2
Amortization of unearned
  compensation                                     --         --          --         --        --           2,295           2,295
ESOP shares committed to
  be released                                      --         --          83         --        --             480             563
Cash dividends ($.04 per share)                    --         --          --     (1,880)       --              --          (1,880)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1999                           47,107    $23,554    $171,185   $326,825    $7,021         $(2,593)       $525,992
------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Oakwood Homes Corporation and its subsidiaries (collectively, the "Company") are engaged in the production, sale, financing and insuring of manufactured housing throughout the United States.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION--MANUFACTURED HOUSING
Passage of title and risk of loss in a retail sale occurs upon the closing of the sale, which includes, for the great majority of retail sales, execution of loan documents and related paperwork and receipt of the customer's down payment.
         For those sales in which the home remains personal property, rather than being converted to real property (i.e., sales under retail installment contracts), the closing generally takes place before the home is delivered to and installed on the customer's site. For such sales, delivery and installation typically are straightforward, involve minimal preparation of the customer's site and typically occur shortly after closing.
         Sales transactions in which the home is converted from personal property to real property are financed as traditional mortgages rather than under retail installment contracts. Such sales typically involve significant preparation of the customer's site, which may include installation of utilities, wells, extensive foundations, etc., and also require completion of mortgage financing documentation, including title searches and appraisals. As a consequence, the closing of these transactions occurs after the home has been delivered and installed.
         Prior to the formation of the Company's reinsurance subsidiary on June 1, 1997, the Company acted as a sales agent for unrelated insurance companies and received an agent's commission on sales of insurance policies issued by those insurance companies. Insurance commissions were included in other income and totaled approximately $6.4 million in 1997.

CONSUMER FINANCE
A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation ("Oakwood Acceptance"), or, to a lesser extent, by third-party financial institutions.

INTEREST INCOME
Interest income on loans is recognized in accordance with the terms of the loans (principally 30-day accrual).

LOAN SECURITIZATION
The Company finances its lending activities primarily by securitizing the loans it originates using Real Estate Mortgage Investment Conduits ("REMICs") or, for certain FHA-insured loans, using collateralized mortgage obligations issued under authority granted to the Company by the Government National Mortgage Association ("GNMA").
         Effective January 1, 1997 the Company adopted prospectively Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), which modified in certain respects the Company's accounting policies for sales of receivables. Under FAS 125, the Company allocates the sum of its basis in the loans conveyed to each REMIC and the costs of forming the REMIC among the REMIC interests retained and the REMIC interests sold to investors based upon the relative estimated fair values of such interests. This practice is the same as that employed by the Company prior to adoption of FAS 125.
         In addition to the retained REMIC interests recognized by the Company prior to January 1, 1997, FAS 125 requires recognition as a retained REMIC interest of the estimated fair value of the servicing contract entered into by the Company in connection with each securitization, which may be an asset or liability, and the estimated fair value of any guarantee made by the Company of payment of principal or interest on REMIC interests sold. Adoption of FAS 125 had no material effect on the Company's financial position or results of operations.
         The Company estimates the fair value of retained REMIC interests, including regular and residual interests and servicing contracts, as well as guarantee liabilities, based, in part, upon default and prepayment assumptions which management believes market participants would use for similar instruments.
         Income on retained REMIC regular and residual interests is recorded using the level yield method over the period such interests are outstanding. The rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC regular and residual interests and the fair value of such interests and of servicing contracts in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's prepayment and credit loss experience is more favorable than that assumed, the Company's yield on its REMIC residual interests will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield will be reduced. The yield to maturity of regular REMIC interests may be influenced by prepayment rates and credit losses, but is less likely to be influenced by such factors because cash distributions on regular REMIC interests are senior to distributions on residual REMIC interests. If the estimated yield to maturity of a REMIC regular or residual interest is less than a risk-free rate, the Company considers the asset to be impaired and records a charge to earnings equal to the excess of the asset's amortized cost over its estimated fair value.
         REMIC residual and regular interests retained by the Company following securitization are considered available for sale and are carried at their estimated fair value. The Company has no securities held for trading purposes.

SERVICING CONTRACTS AND FEES
Servicing fee income is recognized as earned, net of amortization of servicing assets and liabilities, which are amortized in proportion to and over the period of estimated net servicing income. If the estimated fair value of a servicing contract is less than its carrying value, the Company records a valuation allowance by a charge to earnings to reduce the carrying value of the contract to its estimated fair value.

GUARANTEE LIABILITIES
The Company estimates the fair value of guarantee liabilities as the greater of the estimated price differential between guaranteed and substantially similar unguaranteed securities offered for sale by

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PAGE 24

the Company and the present value of payments, if any, estimated to be made as a result of such guarantees. Guarantee liabilities are amortized to income over the period during which the guarantee is outstanding.
         If the present value of any estimated guarantee payments exceeds the amount recorded with respect to such guarantee, the Company records a charge to earnings to increase the guarantee liability to such present value.

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

LOANS HELD FOR SALE OR INVESTMENT
Loans held for sale are carried at the lower of cost or market. Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts and plus unamortized premiums.

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

ACQUIRED LOAN PORTFOLIOS
The Company periodically purchases portfolios of loans. The Company adds to the reserve for credit losses an estimate of future credit losses on such loans and includes such amount as a component of the purchase price of the acquired portfolios. The difference between the aggregate purchase price of the acquired portfolios and the aggregate principal balance of the loans included therein, representing discount or premium on the loans, is amortized to income over the life of the loans using the level yield method.

INSURANCE UNDERWRITING
On June 1, 1997 the Company formed a captive reinsurance underwriting subsidiary, domiciled in Bermuda, for property and casualty and credit life insurance and service contract business. Premiums from reinsured insurance policies are deferred and recognized as revenue over the term of the contracts, generally ranging from one to five years. Claims expenses are recorded as insured events occur. Policy acquisition costs, which consist principally of sales commissions and ceding fees, are deferred and amortized over the terms of the contracts.
         The Company estimates liabilities for reported unpaid insurance claims, which are reflected at undiscounted amounts, based upon reports from adjusters with respect to adjusted claims and based on historical average costs per claim for similar claims with respect to unadjusted claims. Adjustment expenses are accrued based on contractual rates with the ceding company. Liabilities for claims incurred but not reported are estimated by the ceding company using a development factor that reflects historical average costs per claim and historical reporting lag trends. The Company does not consider anticipated investment income in determining whether premium deficiencies exist. The Company accounts for catastrophe reinsurance ceded in accordance with Emerging Issues Task Force Issue No. 93-6, "Accounting for Multi-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises."

INVENTORIES
Inventories are valued at the lower of cost or fair value, with cost determined using the specific identification method for new and used manufactured homes and the first-in, first-out method for all other items.

PROPERTIES AND FACILITIES
Properties and facilities are carried at cost less accumulated depreciation and amortization. The Company provides depreciation and amortization using principally the straight-line method over the assets' estimated useful lives, which are as follows:


                                                               Estimated
Classification                                                useful lives
--------------------------------------------------------------------------------
Land improvements                                              3-20 years
Buildings and field sales offices                              5-39 years
Furniture, fixtures and equipment                              3-12 years
Leasehold improvements                                         1-10 years

         In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," the Company records assets to be disposed of at the lower of historical cost less accumulated depreciation or amortization or estimated net realizable value. Depreciation of such assets is terminated at the time the assets are determined to be held for sale.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over periods ranging from approximately 7 years for retail sales centers to 40 years for manufacturing operations. Costs assigned to assembled workforces and dealer distribution networks in business combinations are amortized using the straight-line method over five years. The Company reevaluates goodwill and other intangible assets based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and writes down recorded costs to the assets' fair value (based on discounted cash flows or fair values) when recorded costs, prior to impairment, are in excess of amounts estimated to be recoverable.

ADVERTISING COSTS
Advertising costs are generally expensed as incurred and totaled approximately $30.4 million, $18.6 million and $10.2 million in 1999, 1998 and 1997, respectively.

INCOME TAXES
The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are based on the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Valuation allowances are provided against assets if it is anticipated that some or all of a deferred tax asset may not be realized.

WARRANTY OBLIGATIONS
The Company provides consumer warranties against manufacturing defects in all new homes it sells. Estimated future warranty costs are accrued at the time of sale.

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

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income is presented net of income taxes and is comprised of unrealized gains and losses on securities available for sale. There were no items of accumulated other comprehensive income in 1998 or 1997.

FISCAL YEAR
Unless otherwise indicated, all references to annual periods refer to fiscal years ended September 30.

RECLASSIFICATIONS
Certain amounts previously reported for 1998 and 1997 have been reclassified to conform to classifications used in 1999.

NOTE 2--ACQUISITION
On April 1, 1998 the Company acquired Schult Homes Corporation ("Schult"), a producer of manufactured and modular housing headquartered in Middlebury, Indiana. Each outstanding common share of Schult was converted into the right to receive $22.50 in cash, or approximately $101 million in the aggregate. In addition, the Company issued options to acquire common stock of the Company in exchange for certain options to acquire common shares of Schult which were outstanding as of the acquisition date. The estimated fair value of Company stock options issued was approximately $2.9 million, which has been included as part of the cost of the acquisition, together with costs incurred in effecting the acquisition of approximately $750,000.

         The acquisition has been accounted for using the purchase method of accounting. A summary of the consideration paid in the acquisition and the allocation thereof to the net assets acquired is as follows:
[GRAPHIC APPEARS HERE]
(in thousands)
--------------------------------------------------------------------------------
Cash paid to selling shareholders                                      $101,079
Acquisition costs                                                           750
Estimated fair value of
  stock options issued                                                    2,874
--------------------------------------------------------------------------------
    Total consideration issued                                          104,703
Long-term debt assumed                                                    1,608
Deferred income taxes                                                     2,550
--------------------------------------------------------------------------------
                                                                       $108,861
--------------------------------------------------------------------------------
Allocated to:
  Properties and facilities                                            $ 66,794
  Working capital and other assets and
    liabilities, excluding intangibles                                  (15,585)
  Intangible assets:
    Assembled workforce                                                   5,562
    Dealer distribution network                                           6,000
    Goodwill                                                             46,090
--------------------------------------------------------------------------------
                                                                       $108,861
--------------------------------------------------------------------------------

         Schult's results of operations are included with those of the Company from the April 1, 1998 acquisition date.
         Summarized below is unaudited pro forma financial data of the Company assuming the Schult acquisition had taken place at the beginning of the years presented. The pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed when assumed. [GRAPHIC APPEARS HERE]

(in thousands except per share data)                  1998            1997
--------------------------------------------------------------------------------
                                                             (unaudited)
Net sales                                         $1,572,579       $1,296,582
Net income                                          $ 52,431         $ 82,918
Earnings per share--diluted                           $ 1.11           $ 1.77

NOTE 3--FINANCIAL SERVICES BUSINESSES
The Company's financial services businesses are as follows: Oakwood Acceptance purchases a substantial portion of the loans originated by the Company's retail operations. Oakwood Acceptance also purchases loans from unrelated retailers and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued nonrecourse notes secured by specific pools of loans. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Oakwood Financial Corporation is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Tarheel Insurance Company, Ltd. ("Tarheel") reinsures risk on property and casualty and credit life insurance policies and extended service contracts written by an unrelated insurance company in connection with sales of Company products.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PAGE 26


         The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $1.5 billion, $1.1 billion and $922 million in 1999, 1998 and 1997, respectively.
         Oakwood Acceptance's servicing portfolio totaled approximately $4.2 billion and $3.6 billion at September 30, 1999 and 1998, respectively, of which approximately $4.0 billion and $3.0 billion, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.
         Condensed financial information for the Company's financial services businesses is set forth below:

(in thousands)                                          1999        1998      1997
------------------------------------------------------------------------------------
STATEMENT OF
OPERATIONS
REVENUES
Consumer finance
  Interest income                                    $  41,655   $ 30,918   $ 29,351
  Servicing fees                                        25,632     27,662     21,479
  REMIC residual income                                  7,955     10,282     19,444
  Gain (loss) on sale of loans                         (10,790)    20,058     19,255
  Impairment and valuation
    provisions                                         (35,759)   (53,712)        --
  Other                                                  1,054     (1,814)     2,187
------------------------------------------------------------------------------------
      Total consumer
        finance revenues                                29,747     33,394     91,716
------------------------------------------------------------------------------------
Insurance
  Premiums earned                                       52,018     35,226     10,971
  Catastrophe reinsurance
    premiums ceded                                      (3,575)    (1,791)      (422)
  Investment income                                      5,167      2,515        648
  Less: intercompany
    interest income                                     (3,967)    (1,985)      (135)
------------------------------------------------------------------------------------
      Total insurance revenues                          49,643     33,965     11,062
------------------------------------------------------------------------------------
        Total revenues                                  79,390     67,359    102,778
------------------------------------------------------------------------------------
COST AND EXPENSES
Consumer finance
  Interest expense                                      30,129     18,579     16,543
  Operating expenses                                    37,530     24,204     20,364
  Provision for credit losses                            3,261      1,281         --
------------------------------------------------------------------------------------
      Total consumer finance
        costs and expenses                              70,920     44,064     36,907
------------------------------------------------------------------------------------
Insurance
  Gross claims expenses                                 35,059     18,546      5,037
  Catastrophe reinsurance
    recoveries                                          (7,600)        --         --
  Commissions and ceding fees                            9,299      8,063      3,431
  Other expenses                                         1,705        945        224
------------------------------------------------------------------------------------
      Total insurance costs
        and expenses                                    38,463     27,554      8,692
------------------------------------------------------------------------------------
        Total costs
          and expenses                                 109,383     71,618     45,599
------------------------------------------------------------------------------------
Income (loss) before
  income taxes                                       $ (29,993)  $ (4,259)  $ 57,179
------------------------------------------------------------------------------------

         Impairment and valuation provisions recorded in 1999 and 1998 are summarized as follows:
(in thousands)                                          1999             1998
--------------------------------------------------------------------------------
Impairment writedowns of residual
  and regular REMIC interests (exclusive
  of DFC residuals)                                    $19,590          $41,871
Valuation provisions on servicing contracts              8,713               --
Additional provisions for potential
  guarantee obligations on REMIC
  securities sold                                        3,794               --
Valuation allowance on loans held for sale               3,662               --
Impairment writedowns of DFC
  REMIC interests                                           --            7,541
Provision for loss on investment in
  DFC joint venture                                         --            4,300
--------------------------------------------------------------------------------
                                                       $35,759          $53,712
--------------------------------------------------------------------------------

         The assumptions used in the valuation of retained REMIC interests are described in Note 4.
         During the year ended September 30, 1998 the Company decided to cease its participation in Deutsche Financial Capital ("DFC"), a 50% owned joint venture engaged in providing consumer financing to customers of independent retail dealers of manufactured housing, and recorded provisions to reduce the carrying value of the investment in and advances to the joint venture to their estimated net realizable values and to reduce the carrying value of REMIC residual assets related to DFC to their estimated fair values. During 1999 the Company and its joint venture partner each purchased from DFC approximately one-half of DFC's warehouse of unsecuritized loans, which enabled DFC to retire the indebtedness incurred to finance the warehouse. The Company subsequently securitized the substantial majority of loans it acquired from DFC.

(in thousands)                                         1999           1998
--------------------------------------------------------------------------------
BALANCE SHEET
Loans                                                $318,123       $424,231
REMIC regular interests                                69,325         22,822
REMIC residual interests                               36,630         53,619
Loan servicing assets                                   8,731          9,261
Restricted cash                                        40,376         13,376
Investment in DFC joint venture                            --         17,823
Catastrophe reinsurance
  claims receivable                                    11,400             --
Other assets                                           78,767         60,806
--------------------------------------------------------------------------------
    Total assets                                     $563,352       $601,938
--------------------------------------------------------------------------------
Short-term borrowings                                $144,800       $174,200
Notes payable secured by loans                         23,758         30,881
Insurance reserves, including
  unearned premiums of $70,764
  and $53,008, respectively                            89,404         57,419
Due to affiliates                                     125,106        154,511
Loan servicing liabilities                              4,759             --
Other liabilities                                      29,126         15,574
Parent company's investment                           146,399        169,353
--------------------------------------------------------------------------------
    Total liabilities and parent
      company's investment                           $563,352       $601,938
--------------------------------------------------------------------------------

         Gross insurance premiums written, which consist entirely of reinsurance assumed from the ceding company, were approximately $69.8 million, $59.8 million and $10.8 million in 1999, 1998 and 1997, respectively. The amounts reflected in the preceding balance sheet for catastrophe reinsurance claims receivable exceeds the related amount credited to financial services expenses because a portion of such claims receivable arose from losses relating to risks of the Company's domestic subsidiaries insured by Tarheel, the premiums and claims with respect to which have been eliminated in consolidation.
         The Company cedes catastrophe reinsurance premiums to minimize its loss exposure from natural disasters (principally hurricane and flood related risks). The Company's catastrophe coverage generally provides that the Company absorbs the first $5 million of losses from a single insured event. The reinsurers bear 95% of the next $20 million of losses. The catastrophe reinsurance is ceded with a number of reinsurers; approximately 80% of the catastrophe reinsurance is ceded on a three-year basis with three reinsurers, with the balance placed annually with other reinsurers.
         Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:

(in thousands)                              1999         1998           1997
--------------------------------------------------------------------------------
STATEMENT OF
OPERATIONS
REVENUES
  Net sales                             $1,496,419    $1,404,432     $  952,704
  Equity in earnings
    (losses) of financial
    services businesses                    (29,993)       (4,259)        57,179
  Other income                              13,416        10,762         14,569
--------------------------------------------------------------------------------
      Total revenues                     1,479,842     1,410,935      1,024,452
--------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of sales                          1,081,716       973,434        651,400
  Selling, general and
    administrative
    expenses                               411,344       341,441        236,586
  Restructuring charges                     25,926            --             --
  Interest expense                          10,580         5,970          3,274
--------------------------------------------------------------------------------
      Total costs and
        expenses                         1,529,566     1,320,845        891,260
--------------------------------------------------------------------------------
Income (loss) before
  income taxes                             (49,724)       90,090        133,192
Provision for income taxes                 (18,404)       34,737         51,279
--------------------------------------------------------------------------------
Net income (loss)                      $   (31,320)   $   55,353     $   81,913
--------------------------------------------------------------------------------

(in thousands)                                      1999          1998
--------------------------------------------------------------------------------
BALANCE SHEET
Current assets
  Cash and cash equivalents                    $   19,096       $   24,769
  Receivables                                      64,299           33,431
  Receivable from financial
    services businesses                               --            20,955
  Inventories                                     443,598          291,352
  Prepaid expenses                                  4,312            6,491
--------------------------------------------------------------------------------
      Total current assets                        531,305          376,998
Properties and facilities                         245,824          232,175
Investment in and advances to
  financial services businesses                   271,505          302,909
Other assets                                       97,366           93,220
--------------------------------------------------------------------------------
                                               $1,146,000       $1,005,302
--------------------------------------------------------------------------------
Current liabilities
  Short-term borrowings                        $   55,000       $  200,823
  Current maturities of long-term debt              1,133            1,830
  Accounts payable and accrued liabilities        209,358          211,293
--------------------------------------------------------------------------------
      Total current liabilities                   265,491          413,946
Long-term debt                                    327,273           29,164
Other long-term obligations                        27,244           14,517
Shareholders' equity                              525,992          547,675
--------------------------------------------------------------------------------
                                               $1,146,000       $1,005,302
--------------------------------------------------------------------------------

NOTE 4--LOANS AND INVESTMENTS
The components of loans and investments are as follows:

(in thousands)                                     1999             1998
--------------------------------------------------------------------------------
Loans held for sale, net of valuation
  allowance of $3,662 in 1999                   $279,927          $365,126
Loans held for investment                         48,015            62,669
Less: reserve for uncollectible receivables       (3,032)           (1,653)
--------------------------------------------------------------------------------
      Total loans receivable                     324,910           426,142
--------------------------------------------------------------------------------
Retained interests in REMIC
  securitizations, exclusive of loan
  servicing assets and liabilities
    Regular interests                             69,325            22,822
    Residual interests                            36,630            53,619
--------------------------------------------------------------------------------
      Total retained REMIC interests             105,955            76,441
--------------------------------------------------------------------------------
                                                $430,865          $502,583
--------------------------------------------------------------------------------
         The estimated principal receipts, including estimated prepayments, on loans held for investment are $13.6 million in 2000, $11.1 million in 2001, $8.8 million in 2002, $6.2 million in 2003, $4.7 million in 2004 and the balance thereafter.
         Loans in which the Company retains an interest, either directly by owning them or indirectly through the Company's retained interests in REMIC securitizations, are located in over forty states, with North Carolina, Texas, South Carolina and Virginia accounting for the majority of the loans. Because of the nature of the Company's retail business, loans are not concentrated with any single customer or among any group of customers.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PAGE 28

         Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's credit risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $24 million and $42 million as of September 30, 1999 and 1998, respectively.
         The following table summarizes the transactions reflected in the reserve for credit losses:

(in thousands)                           1999          1998        1997
--------------------------------------------------------------------------------
Balance at beginning of year           $ 2,067       $ 4,277      $ 8,261
Provision for losses on
  credit sales                           3,261         1,281           --
Reserve recorded related
  to acquired portfolios                 1,896            --           --
Losses charged to the reserve           (3,678)       (3,491)      (3,984)
--------------------------------------------------------------------------------
Balance at end of year                 $ 3,546       $ 2,067      $ 4,277
--------------------------------------------------------------------------------

         The reserve for credit losses is reflected in the consolidated balance sheet as follows:
[GRAPHIC APPEARS HERE]
(in thousands)                                   1999              1998
--------------------------------------------------------------------------------
Reserve for uncollectible receivables
  (included in loans and investments)           $3,032            $1,653
Reserve for contingent liabilities
  (included in accounts payable and
  accrued liabilities)                             514               414
--------------------------------------------------------------------------------
                                                $3,546            $2,067
--------------------------------------------------------------------------------

         The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company (including the Company's right to receive servicing fees) before any losses are charged to REMIC interests sold to third-party investors. The Company also has guaranteed payment of principal and interest on subordinated securities issued by REMIC trusts having an aggregate principal amount outstanding of approximately $123 million and $55 million as of September 30, 1999 and 1998, respectively. Liabilities recorded with respect to such guarantees in accordance with FAS 125 were approximately $19.0 million and $5.4 million at September 30, 1999 and 1998, respectively, and are included in other long-term obligations.
         The following table sets forth certain data with respect to securitized loans in which the Company retains a residual interest, and with respect to the assumptions used by the Company in estimating the fair value of such residual interests, as of the end of 1999 and 1998.

(dollar amounts in thousands)                     1999              1998
--------------------------------------------------------------------------------
Aggregate unpaid principal
  balance of loans                             $3,925,317       $2,982,034
Weighted average interest rate of
  loans at year end                                  10.7%            10.9%
Approximate assumed weighted
  average constant prepayment
  rate as a percentage of unpaid
  principal balance of loans                         17.7%            16.6%
Approximate remaining assumed
  nondiscounted credit losses
  as a percentage of unpaid
  principal balance of loans                         13.0%            12.0%
Approximate weighted average
  interest rate used to discount
  assumed residual cash flows                        17.1%            16.3%

         The following table sets forth certain data with respect to retained REMIC interests at September 30, 1999:


(in thousands)                                        1999
------------------------------------------------------------------
Regular interests:
  Amortized cost                                    $71,451
  Gross unrealized gains                                486
  Gross unrealized losses                            (2,612)
------------------------------------------------------------------
  Estimated fair value                              $69,325
------------------------------------------------------------------
Residual interests:
  Amortized cost                                    $23,702
  Gross unrealized gains                             12,934
  Gross unrealized losses                                (6)
------------------------------------------------------------------
  Estimated fair value                              $36,630
------------------------------------------------------------------
Gross unrealized gains                              $13,420
Gross unrealized losses                              (2,618)
Deferred income tax asset                            (3,781)
------------------------------------------------------------------
Accumulated other comprehensive income              $ 7,021
------------------------------------------------------------------

NOTE 5--OTHER RECEIVABLES
The components of other receivables are as follows:

(in thousands)                               1999               1998
-----------------------------------------------------------------------
Trade receivables                          $30,843             $22,768
Federal income taxes refundable             11,728                  --
Catastrophe reinsurance claims receivable   11,400                  --
Insurance premiums receivable                3,027               4,026
Accrued interest                             1,952               2,551
Other receivables                           39,367              29,429
-----------------------------------------------------------------------
                                           $98,317             $58,774
-----------------------------------------------------------------------
         Trade receivables represent amounts due from independent manufactured housing dealers, which are located principally in the Pacific Northwest, Southeast and Midwest.

NOTE 6--INVENTORIES
The components of inventories are as follows:

(in thousands)                                 1999               1998
-------------------------------------------------------------------------
Manufactured homes                          $382,817            $242,867
Work-in-progress, materials and supplies      46,463              42,068
Land/homes under development                  14,318               6,417
-------------------------------------------------------------------------
                                            $443,598            $291,352
-------------------------------------------------------------------------

NOTE 7--PROPERTIES AND FACILITIES
The components of properties and facilities are as follows:

(in thousands)                                1999                 1998
-------------------------------------------------------------------------
Land and land improvements                  $ 42,254             $ 37,144
Buildings and field sales offices            145,668              129,960
Furniture, fixtures and equipment            118,056              110,724
Leasehold improvements                        33,483               25,333
-------------------------------------------------------------------------
                                             339,461              303,161
Less: accumulated depreciation
  and amortization                           (88,392)             (65,435)
-------------------------------------------------------------------------
                                            $251,069             $237,726
-------------------------------------------------------------------------

         Depreciation and amortization of properties and facilities was approximately $28.2 million, $20.2 million and $12.9 million in 1999, 1998 and 1997, respectively.
         At September 30, 1999 the Company held for sale a manufacturing facility that was closed during the fourth quarter of 1999. Included in the restructuring provision was a charge of approximately $1.3 million to reduce the carrying value of the facility to its estimated net realizable value of $1.3 million.

NOTE 8--OTHER ASSETS
The components of other assets are as follows:
(in thousands)                                   1999                1998
-----------------------------------------------------------------------------
Goodwill, net of accumulated amortization
  of $4,703 and $2,225, respectively           $ 55,832            $ 56,652
Restricted cash and investments                  50,342              21,964
Deferred insurance policy acquisition costs      16,051              12,728
Loan servicing assets                             8,731               9,261
Identifiable intangibles acquired in Schult
  acquisition, net of accumulated amortiza-
  tion of $3,282 and $1,156, respectively         7,620              10,406
Prepaid expenses                                  5,847               7,799
Investment in and advances to joint
  venture, net of loss reserves                      --              17,823
Other                                            11,924              12,487
-----------------------------------------------------------------------------
                                               $156,347            $149,120
-----------------------------------------------------------------------------

         Amortization expense of goodwill and identifiable intangibles was approximately $5.2 million, $2.7 million and $402,000 in 1999, 1998 and 1997, respectively.

         Restricted cash and investments include custodial cash balances used to secure a portion of obligations to pay reinsurance claims, trust account cash balances required by certain OAC servicing agreements and trust account balances required by certain states for custody of customer deposits until a retail sale is consummated.
         A reconciliation of amounts recorded for servicing contracts follows:

(in thousands)                             1999          1998          1997
--------------------------------------------------------------------------------
Balance at beginning of year             $ 9,261       $ 3,786       $   --
Servicing assets recorded                 11,082         6,630        4,036
Amortization of servicing contracts       (7,658)       (1,155)        (250)
Valuation allowances recorded             (8,713)           --           --
--------------------------------------------------------------------------------
Balance at end of year                   $ 3,972       $ 9,261       $3,786
--------------------------------------------------------------------------------
         Amounts recorded for servicing contracts are recorded in the consolidated balance sheet as follows:


(in thousands)                              1999        1998          1997
--------------------------------------------------------------------------------
Servicing assets                           $ 8,731    $ 9,261        $3,786
Servicing liabilities (Note 11)             (4,759)        --            --
--------------------------------------------------------------------------------
                                           $ 3,972    $ 9,261        $3,786
--------------------------------------------------------------------------------

NOTE 9--SHORT-TERM CREDIT FACILITIES
The Company has a $325 million revolving warehouse financing facility with a conduit commercial paper issuer, secured by loans held for sale. At September
30, 1999 and 1998, $144.8 million and $174.2 million, respectively, was outstanding under the facility. The weighted average interest rate on borrowings outstanding at September 30, 1999 was 5.80%, compared to an average rate of 5.86% at September 30, 1998.
         The Company also has a $125 million syndicated revolving credit facility, borrowings under which bear interest at LIBOR plus 2.5% (LIBOR plus
 .5% prior to November 1999). At September 30, 1999 and 1998, $55 million and $88 million, respectively, was outstanding under the facility.
         On December 22, 1999 the Company completed an agreement with the syndication group with respect to the revolving credit facility's borrowing base and financial covenants. Borrowings under this facility are secured by substantially all inventory owned by the Company's retail operations and are limited to a specified percentage of eligible inventory. The agreement contains financial covenants, which, among other things, specify minimum levels of tangible net worth, sales and interest coverage and limit capital expenditures. The agreement also limits dividend payments to $500,000 per quarter.
         In addition, at September 30, 1998 short-term borrowings include a $100 million short-term loan with a bank related to the Schult acquisition discussed in Note 2.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10--NOTES AND BONDS PAYABLE
The components of notes and bonds payable are as follows:

(in thousands)                                         1999           1998
--------------------------------------------------------------------------
Nonfinancial services debt
  8 1/8% senior notes due March 2009                $174,050        $   --
  7 7/8% senior notes due March 2004                 124,693            --
  8% reset debentures due 2007                        16,925        16,945
  Industrial revenue bonds due in installments
    through 2011, with interest payable at
    4% at September 30, 1999                           7,099         5,492
  Industrial revenue bond due in installments
    through 2001, with interest payable
    at 73% of the lender's prime rate                  1,925         2,025
  Capitalized aircraft lease with interest
    payable at LIBOR plus .75%                            --         3,270
  401(k) note payable in quarterly installments
    through 2000, with interest payable at
    LIBOR plus 1.25%                                     240           720
  Other notes payable                                  3,474         2,542
----------------------------------------------------------------------------
        Total nonfinancial services debt             328,406        30,994
----------------------------------------------------------------------------
Financial services debt collateralized by loans
  Nonrecourse debt
    Note issued by Oakwood Funding                       231         3,246
    Subordinated note payable issued by Oakwood
      Funding bearing interest payable monthly
      at 12.58%, amortizing through 2000               2,075         4,692
--------------------------------------------------------------------------
        Total nonrecourse debt                         2,306         7,938
--------------------------------------------------------------------------
Recourse debt
  Term loans payable in monthly installments through
    October 2003, with interest ranging from LIBOR
      plus .5% to LIBOR plus 1.25%                    12,615        11,076
  Subordinated note with interest payable
    monthly at 10.51%, payable on demand               8,837        11,867
--------------------------------------------------------------------------
        Total recourse debt                           21,452        22,943
--------------------------------------------------------------------------
        Total financial services debt                 23,758        30,881
--------------------------------------------------------------------------
                                                    $352,164       $61,875
--------------------------------------------------------------------------

         The interest rate on the reset debentures will reset on June 1, 2002 to a rate to be determined by the Company. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial ownership in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of the interest reset date. The reset debentures are callable at par at the option of the Company.
         The payment of notes collateralized by loans generally is based on the scheduled monthly payment and actual prepayments of principal on the loans collateralizing the notes. Under the provisions of certain note agreements, the notes are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt. Such collateral had an aggregate carryingvalue of approximately $45 million at September 30, 1999. Land, land improvements, buildings and equipment with a net book value of approximately $27 million are pledged as collateral for the industrial revenue bonds and certain other notes payable.
         In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method.
         The estimated principal payments under notes and bonds payable, assuming the reset debentures are redeemed by the holders on the June 1, 2002 redemption date, are $18.5 million in 2000, $5.3 million in 2001, $20.1 million in 2002, $2.9 million in 2003, $125.9 million in 2004 and the balance thereafter. Interest paid by the Company on all outstanding debt, including both short-term and long-term borrowings, was approximately $39.0 million, $24.3 million and $20.3 million in 1999, 1998 and 1997, respectively.
         Various of the Company's debt agreements contain covenants which, among other things, require the Company to comply with certain financial and other covenants. The Company has complied with or obtained compliance waivers for all financial covenants with respect to which any failure to comply would have a material adverse effect on the Company's liquidity.
         At September 30, 1999 commercial banks, at the request of the Company, had outstanding letters of credit of approximately $58 million in favor of various creditors of the Company. Approximately $8 million of such letters of credit secure certain industrial revenue bonds, and approximately $46 million have been issued to secure the reinsurance subsidiary's obligations to pay reinsurance claims and to meet regulatory capital requirements.

NOTE 11--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

(in thousands)                                1999            1998
----------------------------------------------------------------------
Accounts payable                            $119,575        $133,809
Accrued self-insurance reserves               24,849          13,179
Accrued compensation                          15,526          31,017
Accrued dealer volume rebates                 14,558          12,123
Restructuring accrual                         12,886              --
Servicing liabilities (Note 8)                 4,759              --
Income taxes payable                           2,263           5,265
Other accrued liabilities                     49,109          31,474
-----------------------------------------------------------------------
                                            $243,525        $226,867
-----------------------------------------------------------------------

NOTE 12--RESTRUCTURING PROVISION
During 1999 the Company recorded restructuring charges of approximately $25.9 million, related primarily to the closing of four manufacturing lines, temporarily idling five others and the closing of approximately 40 sales centers. The charges include severance and other termination costs related to approximately 2,000 employees, costs associated with closing plants and sales centers, and asset writedowns of certain affected assets. The complete restructuring plan including plant and sales center closings is expected to be completed during the year ended September 30, 2000.

         The components of the restructuring provision recorded in 1999 and utilized through September 30, 1999 are as follows:

                           Severance       Plant
                            and other    and sales
                           termination    center       Asset
(in thousands)              charges      closing    writedowns    Total
------------------------------------------------------------------------
Original provision          $ 7,350      $ 7,384     $ 11,192   $ 25,926
Payments and
  balance sheet
  charges in 1999            (1,707)        (141)     (11,192)   (13,040)
------------------------------------------------------------------------
Balance at
  Sept. 30, 1999            $ 5,643      $ 7,243     $    --    $ 12,886
========================================================================

NOTE 13--SHAREHOLDERS' EQUITY
The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan, each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock ("Preferred Stock") at an exercise price of $20. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.
         In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a fair value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.005 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2001.
         The Company's authorized capital stock includes 500,000 shares of $100 par value preferred stock. The preferred stock may be issued in one or more series with such terms, preferences, limitations and relative rights as the Board of Directors shall determine. No preferred stock has been issued.

Note 14--INCOME TAXES
         The components of the provision for income taxes are as follows:

(in thousands)                 1999      1998        1997
----------------------------------------------------------
Current
  Federal                  $  2,657    $35,854     $51,020
  State                         931      3,289       3,579
----------------------------------------------------------
                              3,588     39,143      54,599
----------------------------------------------------------
Deferred
  Federal                   (18,163)    (5,406)     (3,027)
  State                      (3,829)     1,000        (293)
----------------------------------------------------------
                            (21,992)    (4,406)     (3,320)
----------------------------------------------------------
                           $(18,404)   $34,737     $51,279
==========================================================


           A reconciliation of a provision for income taxes computed at the statutory federal income tax rate to the Company's actual provision for income taxes follows:


(in thousands)                           1999        1998         1997
------------------------------------------------------------------------
Tax at statutory federal
  income tax rate                     $(17,403)     $31,531      $46,617
State income taxes, less
  federal income tax benefit            (1,884)       2,787        2,136
Nondeductible goodwill
  amortization                             509          202          --
Other                                      374          217        2,526
------------------------------------------------------------------------
Total provision for income taxes      $(18,404)     $34,737      $51,279
========================================================================


           Deferred income taxes include the following components:

(in thousands)                                       1999        1998
----------------------------------------------------------------------
Deferred income tax assets
  Inventories                                      $  3,876   $  1,459
  REMIC interests                                    12,079      9,880
  Accrued liabilities                                26,119     16,463
  Insurance reserves and unearned premiums            7,173      4,503
  Net operating loss carryforwards                    4,216      1,083
  Other                                               2,177      5,109
----------------------------------------------------------------------
    Gross deferred income tax assets                 55,640     38,497
    Valuation allowance                              (1,702)       --
----------------------------------------------------------------------
      Net deferred income tax assets                 53,938     38,497
----------------------------------------------------------------------
Deferred income tax liabilities
  Properties and facilities                         (14,667)   (14,797)
  Deferred insurance policy acquisition costs        (5,498)    (4,364)
  Acquired intangible assets                         (2,972)    (4,058)
  Other                                                 (89)      (428)
----------------------------------------------------------------------
    Gross deferred income tax liabilities           (23,226)   (23,647)
----------------------------------------------------------------------
      Net deferred income tax asset                $ 30,712   $ 14,850
======================================================================

           At September 30, 1999 the Company had a federal net operating loss carryforward of approximately $2.3 million. Utilization of such carryforward is dependent upon the realization of taxable income by an acquired business and is further limited to a maximum of approximately $774,000 annually through 2002. The Company also had state loss carryforwards, the tax effect of which was approximately $3.4 million. These carryforwards will expire between 2002 and 2019 and may be used only to offset the taxable income of certain subsidiaries. A valuation allowance of approximately $1.7 million has been established against the state tax carryforwards.
         Income tax payments were approximately $17.6 million, $35.8 million and $44.9 million in 1999, 1998 and 1997, respectively.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NOTE 15--EARNINGS PER SHARE
The following table displays the derivation of the number of weighted average shares outstanding used in the computation of basic and diluted EPS:


(in thousands except per share data)        1999     1998       1997
----------------------------------------------------------------------
Numerator for basic and diluted
  EPS--net income (loss)                 $(31,320)  $55,353    $81,913
----------------------------------------------------------------------
Denominator:
  Weighted average number of
    common shares outstanding              46,502    46,320     45,798
  Unearned shares                             (40)      (81)      (122)
----------------------------------------------------------------------
  Denominator for basic EPS                46,462    46,239     45,676
  Dilutive effect of stock options
    and restricted shares, computed
    using the treasury stock method           --      1,185      1,115
----------------------------------------------------------------------
  Denominator for diluted EPS              46,462    47,424     46,791
======================================================================
Basic earnings (loss) per share         $    (.67)  $  1.20    $  1.79
======================================================================
Diluted earnings (loss) per share       $    (.67)  $  1.17    $  1.75
======================================================================


         Stock options and unearned restricted shares were not included in the computation of diluted earnings per share for 1999 because their inclusion would have been antidilutive.
         Options to purchase 1,604,996 shares of common stock were not included in the computation of diluted earnings per share for the fourth quarter of 1998 because their inclusion would have been antidilutive.


NOTE 16--STOCK OPTION AND AWARD PLANS
The Company has a Key Employee Stock Plan (the "Stock Plan") under which 4,743,815 common shares were reserved for issuance to key employees at September 30, 1999. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares outstanding on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.
         The Company also has a Director Stock Option Plan under which 180,000 shares of the Company's common stock were reserved for grant to nonemployee directors of the Company. The exercise price of options granted is the fair value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.
         The following table summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:


                                                            Weighted
                                                             average
                                                 Number     exercise
                                               of shares      price
----------------------------------------------------------------------
Outstanding at September 30, 1996              3,424,502        $11.31
  Granted                                        331,000         21.19
  Exercised                                     (633,913)         6.10
  Terminated                                    (142,006)        16.61
----------------------------------------------------------------------
Outstanding at September 30, 1997              2,979,583         13.26
  Granted                                      1,235,500         28.50
  Exercised                                     (351,744)         6.79
  Terminated                                    (126,482)        18.36
----------------------------------------------------------------------
Outstanding at September 30, 1998              3,736,857         18.74
  Granted                                      1,199,953         16.10
  Exercised                                      (98,682)         4.24
  Terminated                                    (993,378)        27.65
----------------------------------------------------------------------
Outstanding at September 30, 1999              3,844,750         15.98
======================================================================
Exercisable at September 30, 1997              1,323,513        $ 7.67
======================================================================
Exercisable at September 30, 1998              1,129,438        $ 8.89
======================================================================
Exercisable at September 30, 1999              2,110,825        $14.06
======================================================================



           The following is a summary of stock options outstanding at September 30, 1999:

                               Options outstanding                    Options exercisable
                  -----------------------------------------------    -----------------------
                                     Weighted           Weighted                    Weighted
                                      average           average                      average
  Range of           Number      contractual life       exercise       Number       exercise
exercise price     of shares   remaining (in years)      price       of shares        price
--------------------------------------------------------------------------------------------
$ 1.74-$ 2.84       147,103             1.2             $ 2.33        141,670        $ 2.37
  4.05-  6.25       479,733             2.2               4.72        430,293          4.80
 10.72- 11.31        47,900             5.8              11.04         40,400         10.99
 12.16- 15.04       431,000             5.6              13.38        318,668         13.02
 15.38- 18.72     1,953,323             7.5              16.95        971,863         18.33
 19.78- 22.57       333,834             7.7              20.48         93,168         20.76
 23.00- 25.94        86,996             7.0              24.39         70,663         24.05
 26.69- 29.14       364,861             8.2              28.70         44,100         28.34
                  ---------                                         ---------
All options       3,844,750             6.4             $15.98      2,110,825        $14.06
                  =========                                         =========

           The following table summarizes restricted stock issued under the Stock Plan:

                               Weighted average fair
         Number of shares        value per share
-----------------------------------------------------
1997          43,834                 $27.45
1998          14,439                 $28.25
1999         350,903                 $12.91

         As of September 30, 1999 there were a total of 1,569,802 shares of common stock reserved for future grants under the Company's stock option plans.
           The aggregate compensation expense for stock-based compensation plans, computed under the provisions of APB 25, was approximately $2.1 million, $1.4 million and $3.5 million in 1999, 1998 and 1997, respectively. Such compensation expense relates entirely to accruals for restricted stock awards under the Stock Plan (charged to income over the vesting periods of the related awards).
         The Financial Accounting Standards Board has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits, but does not require, the Company to utilize a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plans and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plans been determined based on the estimated fair value at the grant dates for awards in 1999, 1998 and 1997 consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

 (in thousands except per share data)         1999       1998       1997
----------------------------------------------------------------------------
Net income (loss)--as reported             $(31,320)   $55,353    $81,913
Net income (loss)--pro forma                (34,470)    52,321     79,540
Basic earnings (loss) per share--
  as reported                              $   (.67)   $  1.20    $  1.79
Basic earnings (loss) per share--
  pro forma                                    (.74)      1.13       1.74
Diluted earnings (loss) per share--
  as reported                              $   (.67)   $  1.17    $  1.75
Diluted earnings (loss) per share--
  pro forma                                    (.74)      1.10       1.70


         The pro forma information set forth in the preceding table does not reflect application of the FAS 123 measurement principles to options granted prior to October 1, 1995. Accordingly, the pro forma information does not necessarily reflect the Company's results of operations on a pro forma basis assuming the FAS 123 measurement principles had been applied to all stock options granted prior to October 1, 1995 and which were not vested at that date, and is not necessarily representative of the pro forma effects on the results of operations of future years had the Company adopted the measurement principles of FAS 123.
           The pro forma information set forth in the preceding table reflects a weighted average estimated fair value of stock options granted in 1999, 1998 and 1997 respectively, of $6.54, $11.72 and $9.32 per share. Such estimated fair values were computed using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 1999, 1998 and 1997, respectively: dividend yield of .26%, .14% and .19%; expected volatility of 41.83%, 36.28% and 38.47%; weighted average risk-free interest rate of 4.54%, 5.75% and 6.68%; and expected lives of 5 years for 1999, 1998 and 1997.

NOTE 17--EMPLOYEE BENEFIT PLANS
The Company maintains a 401(k) plan in which substantially all employees who have met certain age and length of service requirements may participate. On January 1, 1998 the Company's employee stock ownership plan ("ESOP") was merged with the 401(k) plan. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched 100% by the Company for the first 6% of compensation contributed. The Company's match consists of a 50% cash contribution and a 50% Company stock contribution.
         During 1995 the Company loaned approximately $2.4 million to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable, now held by the 401(k) plan, as a liability in the accompanying consolidated balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6.
         At September 30, 1999 the 401(k) plan held a total of 1,002,919 shares of the Company's common stock having a fair value of approximately $4.5 million. Of the total number of shares, 294,733 shares have been committed to be released, 20,321 shares are held in suspense and the balance, representing shares acquired using cash contributed to the ESOP and 401(k) plan in excess of its debt service requirements and shares acquired in prior years, have been allocated to plan participants. To the extent possible, shares held in suspense will be used to fund the Company's matching 50% stock contribution. Uncommitted shares are included at cost in unearned compensation in the consolidated balance sheet.
         Total compensation cost under the 401(k) and ESOP plans was approximately $9.2 million, $6.5 million and $3.4 million in 1999, 1998 and 1997, respectively.


NOTE 18--CONTINGENCIES
In November 1998 the Company and certain of its present and former officers and directors were named as defendants in lawsuits filed on behalf of purchasers of the Company's common stock for various periods between April 11, 1997 and July 21, 1998 (the "Class Period"). In June 1999 a consolidated amended complaint was filed. The amended complaint, which seeks class action certification, alleges violations of federal securities law based on alleged fraudulent acts, false and misleading financial statements, reports filed by the Company and other representations during the Class Period. The Company has filed a motion to dismiss the amended complaint which has not yet been ruled upon by the court. The Company intends to defend such lawsuit vigorously.
         In addition, the Company is also subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the ultimate resolution of these matters will have no material effect on the Company's results of operations or financial condition.
         The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on payments by the retailer. The risk of loss under these agreements is spread over numerous retailers and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $208 million at September 30, 1999. Losses under these agreements have not been significant.

NOTE 19--FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company is a party to on-balance sheet financial instruments as a result of its financing and funding activities. On-balance sheet financial assets include loans originated in conjunction with retail home sales, loans purchased from third parties, trade receivables arising from sales of homes to independent dealers and other receivables. The Company has estimated the fair value of loans held for sale by reference to the gain or loss estimated to have resulted had the loans been securitized at period end. The Company has estimated the fair value of loans held for investment by discounting the estimated future cash flows relating thereto using interest rates which approximate the interest rates charged by Oakwood Acceptance as of year end for loans of similar character and duration. Due to their short-term nature, the fair values of trade and other receivables approximates their carrying values.
         The Company estimates the fair value of retained regular and residual interests in REMIC securitizations and any related guarantee obligations as described in Notes 1 and 4. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies.
         On-balance sheet financial obligations consist of amounts outstanding under the Company's short-term credit facilities and notes and bonds payable. The Company estimates the fair values of debt obligations using rates currently offered to the Company for borrowings having similar character, collateral and duration or, in the case of the Company's outstanding senior notes and reset debentures, by reference to quoted market prices.

         The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 1999 and 1998:

                                                                                      1999                      1998
                                                                            --------------------------------------------------
                                                                            ESTIMATED     CARRYING    Estimated      Carrying
(in thousands)                                                              FAIR VALUE     AMOUNT    fair value       amount
------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents, including restricted cash and investments       $ 77,281    $ 77,281      $ 50,935     $ 50,935
  Loans and investments
    Loans held for sale                                                       279,927     279,927       364,904      365,126
    Loans held for investment
      Fixed rate loans                                                         43,271      42,312        58,275       55,090
      Variable rate loans                                                       5,703       5,703         7,579        7,579
    Less: reserve for uncollectible receivables                                   --       (3,032)          --        (1,653)
    Retained REMIC regular interests                                           69,325      69,325        22,822       22,822
    Retained REMIC residual interests                                          36,630      36,630        53,619       53,619
  Other receivables                                                            98,317      98,317        58,774       58,774
Liabilities
  Short-term borrowings                                                       199,800     199,800       375,023      375,023
  Notes and bonds payable
    Fixed rate obligations                                                    239,065     328,793        38,342       37,932
    Variable rate obligations                                                  23,371      23,371        23,943       23,943
  Guarantee liabilities on subordinated REMIC securities sold                  18,954      18,954         5,381        5,381


NOTE 20--QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial information follows:

(in thousands except per share data)        First quarter     Second quarter    Third quarter    Fourth quarter     Year
---------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                     $359,814          $367,095          $404,346         $365,164      $1,496,419
===========================================================================================================================
Gross profit                                  $104,633          $107,091          $116,540         $ 86,439      $  414,703
===========================================================================================================================
Net income (loss)                             $ 11,459          $  9,673          $  7,854         $(60,306)     $  (31,320)
===========================================================================================================================
Earnings (loss) per share
  Basic                                       $    .25          $    .21          $    .17         $  (1.30)     $     (.67)
===========================================================================================================================
  Diluted                                     $    .24          $    .21          $    .17         $  (1.30)     $     (.67)
===========================================================================================================================
1998
Net sales                                     $221,893          $250,352          $440,129         $492,058      $1,404,432
===========================================================================================================================
Gross profit                                  $ 70,067          $ 80,091          $134,659         $146,181      $  430,998
===========================================================================================================================
Net income                                    $ 17,802          $  7,648          $  4,959         $ 24,944      $   55,353
===========================================================================================================================
Earnings per share
  Basic                                       $   0.39          $   0.17          $   0.11         $   0.54      $     1.20
===========================================================================================================================
  Diluted                                     $   0.38          $   0.16          $   0.10         $   0.53      $     1.17
===========================================================================================================================

         The sum of quarterly earnings per share amounts do not necessarily equal earnings per share for the year.

NOTE 21--BUSINESS SEGMENT INFORMATION
Effective September 30, 1999 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). The Company operates in four major business segments. Management has determined these segments, in the case of housing operations, based upon the principal business activities conducted by housing business units, which are retail distribution of homes to consumers in the case of retail operations, and manufacturing of homes for distribution to the Company's retail operations and to independent dealers in the case of manufacturing operations. For financial services operations, management determined segments based upon the principal products offered to consumers: retail financing in the case of consumer finance and insurance products in the case of insurance operations. The business segments identified by management are consistent with organization structure used by the Company to manage its business.
         The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third-party manufacturers. The Company's manufacturing operations sell a majority of their homes to the Company's retail operations, with a portion distributed through independent dealers. The consumer finance segment provides retail financing to customers of the manufactured housing segment as well as to customers of independent retail dealers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The insurance segment reinsures credit life insurance risk on policies sold to retail customers, and beginning June 1, 1997, reinsures insurance risk on property and casualty insurance and extended service contracts sold to retail customers.
         Segment operating income is income before general corporate expenses, nonfinancial interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.



(in thousands)                    1999             1998          1997
---------------------------------------------------------------------------
Revenues
  Retail                       $1,047,035        $1,149,438       $ 872,309
  Manufacturing                 1,088,447           912,632         595,043
  Consumer finance                 29,747            33,414          91,743
  Insurance                        61,482            36,834          11,170
  Eliminations/other             (637,486)         (649,765)       (500,214)
---------------------------------------------------------------------------
                               $1,589,225        $1,482,553      $1,070,051
===========================================================================
Income (loss) from operations
  Retail                       $  (39,285)       $   43,934       $  49,310
  Manufacturing                    76,064           101,383          68,945
  Consumer finance                (41,173)          (10,651)         54,836
  Insurance                        11,181             6,409           2,477
  Eliminations/other              (46,525)          (45,602)        (39,375)
---------------------------------------------------------------------------
                               $  (39,738)       $   95,473       $ 136,193
===========================================================================
Nonfinancial services
  interest expense             $  (10,580)       $   (5,970)      $  (3,274)
Investment income                     594               587             273
---------------------------------------------------------------------------
  Income (loss) before
    income taxes               $  (49,724)       $   90,090       $ 133,192
===========================================================================
Identifiable assets
  Retail                       $  368,322        $  184,389
  Manufacturing                   909,603         1,248,259
  Consumer finance                252,300           335,147
  Insurance                        83,501            44,437
  Eliminations/other             (175,879)         (528,856)
---------------------------------------------------------------------------
                               $1,437,847        $1,283,376
===========================================================================
Depreciation and amortization
  Retail                       $    9,149        $    6,154        $  4,355
  Manufacturing                    19,847            10,083           3,820
  Consumer finance                  8,760             2,413           1,241
  Insurance                           --                --              --
  Elimination/other                 7,803             6,300           4,909
---------------------------------------------------------------------------
                               $   45,559        $   24,950        $ 14,325
===========================================================================
Capital expenditures
  Retail                       $   24,267        $   19,831        $ 19,096
  Manufacturing                    20,459            24,432          14,232
  Consumer finance                    268             2,878           1,925
  Insurance                           --                --              --
  General corporate                 1,942             4,270           3,149
---------------------------------------------------------------------------
                               $   46,936         $  51,411        $ 38,402
===========================================================================

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Oakwood Homes Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity and other comprehensive income present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
--------------------------------


PricewaterhouseCoopers LLP
Greensboro, North Carolina
November 9, 1999, except for the information presented in the third paragraph in
Note 9 for which the date is December 22, 1999.

                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                              COMMON STOCK PRICES


               1999                1998               1997              1996               1995
Quarter    High     Low        High     Low      High      Low      High     Low        High    Low
-------------------------------------------------------------------------------------------------------
First    16 7/8    11 7/16   33 3/16   24 7/8   29 7/8    21        21        16 5/8    13 1/4   10 3/8
Second   20        13 5/16   41 3/4    33 1/8   23        17 3/8    25 3/4    18 1/2    13 1/2   10 7/8
Third    15 3/16   12 1/16   38 13/16  26 5/16  24 3/4    16 3/4    25        20        13 1/2   11 5/8
Fourth   13 1/16   4 1/2     31 7/8    13 1/16  30        23 7/16   28        20 3/8    18 1/8   12 7/8


                   OAKWOOD HOMES CORPORATION AND SUBSIDIARIES
                              DIVIDEND INFORMATION



The Company declared a cash dividend of $.01 per common share during each of the eight quarters in the period ended September 30, 1999.