Form 10-K, Exhibit 13
period 2000-09-30
OAKWOOD HOMES CORP
filed 2000-12-29
CIK 73609

[PORTIONS OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS
INCORPORATED BY REFERENCE INTO THE ANNUAL REPORT ON FORM 10-K]


Financial Highlights


                                                                      Year ended September 30,
                                         -----------------------------------------------------------------------------
(in thousands, except per share data)       2000          1999          1998          1997         1996        1995
----------------------------------------------------------------------------------------------------------------------
Net sales                                $1,189,885    $1,496,419    $1,404,432   $   952,704    $862,079     $741,521

Total revenues                           $1,284,132    $1,589,225    $1,482,553   $ 1,070,051    $973,922     $821,412

Net income (loss)                        $ (120,865)   $  (31,320)   $   55,353   $    81,913    $ 68,255     $ 45,318

Earnings (loss) per common share

      Basic                              $    (2.60)   $    (0.67)   $     1.20   $      1.79    $   1.53     $   1.03
      Diluted                            $    (2.60)   $    (0.67)   $     1.17   $      1.75    $   1.47     $   0.99

Total assets                             $1,148,772    $1,437,847    $1,283,376   $   904,506    $841,977     $782,640

Notes and bonds payable                  $  329,929    $  352,164    $   61,875   $    78,815    $134,379     $198,812

Cash dividends per common share          $     0.03    $     0.04    $     0.04   $      0.04    $   0.04     $   0.04

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Oakwood Homes Corporation and Subsidiaries

Unless otherwise indicated, all references to annual periods refer to fiscal years ended September 30.

RESULTS OF OPERATIONS
Total sales decreased 20% to $1.2 billion in fiscal 2000 from $1.5 billion last year, following a 7% increase in 1999 from the $1.4 billion reported in 1998. Total revenues declined 19% to $1.3 billion from $1.6 billion last year, compared to $1.5 billion reported for 1998.

   The following table summarizes certain key sales statistics for each of the last three years:




                                   2000      1999       1998
--------------------------------------------------------------------------------
Retail sales (in millions)         $  769    $ 1,037    $ 1,140
Wholesale sales (in millions)      $  421     $  459     $  264
Total sales (in millions)         $ 1,190    $ 1,496    $ 1,404
Gross profit %--
  integrated operations              26.5%      33.0%      33.7%
Gross profit %--
  wholesale operations               14.0%      15.8%      17.7%
New single-section
  homes sold--retail                5,761      9,256     12,390
New multi-section
  homes sold--retail               10,333     12,810     13,669
Used homes sold--retail             1,587      2,190      2,349
New single-section
  homes sold--wholesale             2,867      3,087      1,638
New multi-section
  homes sold--wholesale             9,307     10,153      6,145
Average new single-section
  sales price--retail             $31,300    $32,400    $31,400
Average new multi-section
  sales price--retail             $55,200    $56,100    $53,300
Average new single-section
  sales price--wholesale          $21,200    $21,800    $20,900
Average new multi-section
  sales price--wholesale          $38,300    $38,000    $37,000
Weighted average retail sales
  centers open during the year        384        383        330
Average dollar sales per sales
  center (in millions)              $ 2.0      $ 2.7      $ 3.5



2000 COMPARED TO 1999

Net sales
The Company's sales volume continued to be adversely affected by extremely competitive industry conditions in 2000. Retail sales dollar volume decreased 26%, reflecting a 27% decrease in new unit volume and decreases of 3% and 2% in the average new unit sales prices of single-section and multi-section homes, respectively. These decreases were partially offset by a shift in product mix toward multi-section homes, which have higher average selling prices than single-section homes. Average retail sales prices declined as a result of competitive pricing pressure and various promotional programs targeted at selling older inventory models. Multi-section homes accounted for 64% of retail new unit sales compared to 58% in 1999.

   During 2000 the Company opened or acquired 11 new sales centers compared to 60 sales centers during 1999. The Company also closed 45 underperforming sales centers during the year, primarily as part of its restructuring plans announced during the fourth quarter of fiscal 1999. During 1999 seven sales centers were closed. Total new retail sales dollars at sales centers open more than one year decreased 33% during 2000.

   Wholesale sales dollar volume decreased 8% due to an 8% decrease in wholesale unit volume and a 3% decrease in the average new unit sales price of single-section homes. These decreases were partially offset by a 1% increase in the average new unit sales price of multi-section homes.

Gross profit
Gross profit margin-integrated operations reflects gross profit earned on all sales at retail as well as the manufacturing gross profit on retail sales of units manufactured by the Company. Gross profit margin-integrated operations decreased from 33.0% in 1999 to 26.5% primarily as a result of competitive pricing pressures, various promotional programs and unfavorable manufacturing variances caused by reduced production schedules experienced during fiscal year 2000.

   Wholesale gross profit margins decreased from 15.8% in 1999 to 14.0% in 2000 as a result of competitive pricing pressures and unfavorable manufacturing variances as described above.

Consumer finance revenues
Consumer finance revenues are summarized as follows:



(in thousands)                                 2000      1999
--------------------------------------------------------------------------------
Interest income                             $ 36,993   $ 41,655
Servicing fees                                23,464     25,632
REMIC residual income                         16,055      7,955
Losses on loans sold or held for sale:
  Loss on sale of loans                      (12,360)   (10,790)
  Valuation provision on loans held for sale (11,951)    (3,662)
--------------------------------------------------------------------------------
                                             (24,311)   (14,452)

Loss on sale of securities                    (4,463)        --
Impairment and valuation provisions          (21,627)   (32,097)
Other                                          1,852      1,054
--------------------------------------------------------------------------------
                                            $ 27,963   $ 29,747
--------------------------------------------------------------------------------


   The decrease in interest income primarily reflects lower average outstanding balances of loans held for sale prior to securitization, as well as lower interest income on loans held for investment, the principal balance of which is declining as these loans are liquidated. These decreases were partially offset by incremental interest income on retained regular REMIC interests from certain of the Company's post-1997 securitizations.

   Loan servicing fees, which are reported net of amortization of servicing assets, declined as a result of increased servicing asset amortization and lower servicing cash flows from the Company's securitizations. Servicing fees did not increase commensurately with the growth of the Company's securitized loan portfolio because certain securitizations did not generate sufficient cash flows to enable the Company to receive its full servicing fee. The Company has not recorded revenues or receivables for these shortfalls, because the Company's right to receive servicing fees generally is subordinate to the holders of regular REMIC interests.

                                                   Oakwood Homes Corporation   5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Oakwood Homes Corporation and Subsidiaries


   The increase in REMIC residual income reflects higher yields on retained residual interests in REMIC securitizations primarily due to favorable cash flow performance on certain interests whose values were previously written down.

   The loss on sale of loans reflects the completion of four securitizations for both 2000 and 1999. In addition, during fiscal 2000 and 1999 the Company recorded provisions of $12.0 million and $3.7 million, respectively, to reduce the carrying value of loans held for sale to the lower of cost or market, resulting in aggregate losses on loans sold or held for sale of $24.3 million in 2000, compared to $14.5 million in 1999. The increase in securitization losses reflects principally a significant decline in the spread between the yield on loans originated by the Company and the cost of funds obtained when the loans were securitized.

   The loss on sale of securities reflects the sale in the quarter ending March 31, 2000 of all BBB rated asset-backed securities retained by the Company from securitizations prior to December 31, 1999.

   Impairment and valuation provisions are summarized as follows:


(in thousands)                                  2000      1999
--------------------------------------------------------------------------------

Impairment writedowns of residual
  REMIC interests                              $  103   $18,217
Impairment writedowns of regular
  REMIC interests                               3,690     1,373
Valuation provisions on servicing contracts     5,979     8,713
Provisions for potential guarantee
  obligations on REMIC securities sold         11,855     3,794
--------------------------------------------------------------------------------
                                              $21,627   $32,097
--------------------------------------------------------------------------------


   Except for the impairment charge relating to regular REMIC interests, these charges and credits generally resulted from changes in assumptions of credit losses and recovery rates on securitized loans. The impairment writedown of regular REMIC interests reflects the Company's determination that the decline in fair value of a retained REMIC regular interest below its amortized cost was other than temporary.

   For the year ended September 30, 2000 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 2.03% of the average principal balance of the related loans, compared to approximately 1.72% one year ago. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 2000 the Company had a total of 2,603 unsold properties in repossession or foreclosure (approximately 2.06% of the total number of Oakwood originated serviced assets) compared to 2,417 and 1,430 at September 30, 1999 and 1998, respectively (approximately 1.97% and 1.28%, respectively, of the total number of Oakwood originated serviced assets). Of the total number of unsold properties in repossession or foreclosure, 301, 417 and 295 relate to loans originated on behalf of Deutsche Financial Capital ("DFC"), the Company's former consumer finance joint venture, at September 30, 2000, 1999 and 1998, respectively.

   At September 30, 2000 the delinquency rate on Company originated loans, excluding loans originated on behalf of DFC, was 4.4%, compared to 4.9% at September 30, 1999.

Insurance revenues
Insurance revenues from the Company's captive reinsurance business increased 14% to $56.4 million in 2000 from $49.6 million in 1999. A substantial portion of insurance revenues is derived from insurance policies sold in connection with new home sales by the Company's retail operations. If the adverse retail sales trends experienced in fiscal 2000 continue, insurance revenues should decline in future periods.

   Effective June 1, 2000 the Company entered into a quota share agreement that will reduce the volatility of the Company's earnings by lowering its underwriting exposure to natural disasters such as hurricanes and floods. The agreement will reduce the levels of credit support, which currently take the form of letters of credit and cash, to secure the reinsurance subsidiary's obligations to pay claims and to meet regulatory capital requirements. Under the new arrangement, which covers physical damage policies, the Company will retro-cede 50% of the Company's physical damage premiums and losses on an ongoing basis. In return, the Company will receive a nonrefundable commission with the potential to receive an incremental commission based on favorable loss experience. The Company estimates that this quota share arrangement reduced insurance revenues and expenses by $7.1 million and $5.6 million, respectively, in the last four months of fiscal 2000.

   In order to further reduce volatility and the required levels of credit support, effective August 1, 2000 the Company entered into a commission-based arrangement for its extended service contract line of business. Policies in force on August 1, 2000 will continue to earn out over the policy term, while the Company will earn a commission on all new business written.

Other income
Other income decreased from $13.4 million in 1999 to $9.9 million in 2000. Results for 1999 included a $1.1 million insurance settlement gain and a $1.4 million gain on sale, as more fully described in the "1999 Compared to 1998--Other income" discussion below.

Selling, general and administrative expenses
Selling, general and administrative expenses decreased $76.2 million, or 19%, in fiscal 2000 compared to 1999. This decrease resulted from cost reduction initiatives undertaken during the prior twelve months, particularly at retail, as well as lower sales volumes. However, as a percentage of net sales, selling, general and administrative expenses increased to 28.2% of net sales for the year ended September 30, 2000, from 27.5% of net sales in 1999 as a result of a lower sales base over which to spread the Company's fixed portion of distribution and overhead costs and higher service costs.

Consumer finance operating expenses
Consumer finance operating expenses rose $5.7 million, or 15%, during 2000. Of the total dollar increase, approximately $3.7 million represents higher compensation costs, including headcount additions to the loan servicing functions in order to improve the performance of the loan servicing portfolio over the long term.

6    2000 Annual Report

Occupancy and telecommunications costs increased by approximately $1.0 million. During 2000 the average number of loans serviced increased 8%.

Insurance operating expenses
Insurance operating costs decreased 16% to $32.3 million during 2000 despite an increase in insurance revenues. Expenses did not increase commensurately with the increase in insurance revenues because a larger percentage of insurance revenues were derived from products with lower expense ratios, as well as more favorable loss ratios across all products in 2000. In addition, insurance operating costs in 1999 included estimated losses, net of recoveries from the Company's reinsurers, of approximately $5.6 million associated with flooding and other storm damage claims from Hurricane Floyd. Because reinsurance claims costs are recorded as insured events occur, reinsurance underwriting risk may increase the volatility of the Company's earnings, particularly with respect to property and casualty reinsurance. However, the reinsurance agreement described previously, as well as the Company's purchase of catastrophe reinsurance, should reduce the Company's underwriting exposure to natural disasters.

Restructuring charges
During the fourth quarter of 1999 the Company recorded restructuring charges of approximately $25.9 million, as more fully described in the "1999 Compared to 1998--Restructuring charges" section below. During 2000 the Company reevaluated its restructuring plans and determined that the losses associated with the closing of retail sales centers and the idling or closing of manufacturing plants were less than anticipated, and a portion of the charges was reversed. During 2000 the Company recorded additional restructuring provisions of $3.8 million, primarily related to severance costs associated with a reduction in headcount of approximately 250 people and the closure of certain offices and facilities.

Interest expense
Interest expense increased $9.6 million, or 24%, during 2000 primarily due to interest expense associated with the Company's March 1999 $300 million senior note offering. A portion of the proceeds from the senior note offering was used to retire $100 million of debt incurred in connection with the April 1, 1998 Schult acquisition. This increase was partially offset by lower interest expense on declining and retired long-term debt balances. Interest expense on short-term lines of credit declined slightly, reflecting an approximate $104 million reduction in average balances outstanding offset by higher interest rates and fees.

Income taxes
During 2000 the Company charged against earnings a valuation allowance of $66.4 million related to deferred income tax assets in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Because the Company has operated at a loss in its two most recent fiscal years and because management believes difficult competitive conditions will continue for the foreseeable future, management believes that under the technical provisions of FAS 109, it is not appropriate to record income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. Accordingly, the Company established valuation allowances against the tax benefits of substantially all its net operating loss carryforwards and deductible temporary differences between financial and taxable income. As a consequence, the Company's results for fiscal 2000 reflect income tax expense, notwithstanding the fact that the Company reported losses for the year. The valuation allowance will be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

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

   During 1999 the Company opened or acquired 60 new sales centers compared to 62 sales centers during 1998. The Company also closed seven underperforming sales centers during the year compared to three in 1998. Total new retail sales dollars at sales centers open more than one year decreased 20% during 1999. During September 1999 the Company announced plans to close approximately 40 additional sales centers that were not meeting profitability targets. The then anticipated effects of such actions are more fully described in "Restructuring charges" below.

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

Gross profit
Gross profit margin-integrated operations decreased from 33.7% in 1998 to 33.0% primarily as a result of competitive pricing and unfavorable manufacturing variances caused by reduced production schedules experienced during the fourth quarter of 1999.

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

                                                  Oakwood Homes Corporation    7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Oakwood Homes Corporation and Subsidiaries


Consumer finance revenues
Consumer finance revenues are summarized as follows:


(in thousands)                                  1999       1998
--------------------------------------------------------------------------------

Interest income                             $ 41,655   $ 30,918
Servicing fees                                25,632     27,662
REMIC residual income                          7,955     10,282

Gains/(losses) on loans sold or held for sale:
  Gain/(loss) on sale of loans               (10,790)    20,058
  Valuation provision on loans held for sale  (3,662)        --
--------------------------------------------------------------------------------
                                             (14,452)    20,058

Impairment and valuation provisions          (32,097)   (53,712)
Other                                          1,054     (1,814)
--------------------------------------------------------------------------------
                                            $ 29,747   $ 33,394
--------------------------------------------------------------------------------

   The increase in interest income primarily reflects higher average outstanding balances of loans held for sale prior to securitization due to increased origination volume and the timing of securitizations. The increase also reflects incremental interest income on retained regular REMIC interests from certain of the Company's 1998 and 1999 securitizations. These increases were partially offset by lower interest income on loans held for investment, the principal balance of which is declining as these loans are liquidated.

   Loan servicing fees, which are reported net of amortization of servicing assets, declined as a result of increased servicing asset amortization and lower servicing cash flows from the Company's securitizations. Servicing fees did not increase commensurately with the growth of the Company's securitized loan portfolio because certain securitizations did not generate sufficient cash flows to enable the Company to receive its full servicing fee. The Company has not recorded revenues or receivables for these shortfalls, because the Company's right to receive servicing fees generally is subordinate to the holders of regular REMIC interests.

   The decrease in REMIC residual income primarily reflects a decline in the average balance of residual interests.

   The substantial decline in securitization gains reflects principally a significant decline in the spread between the yield on loans originated by the Company and the cost of funds obtained when the loans were securitized. The decline in spread reflects lower loan yields resulting from both a shift in product mix toward multi-section loans, which generally carry lower coupons than single-section loans, and from generally lower interest rates prevailing in the marketplace when the loans were originated as compared to when they were securitized. The decline in spread also reflects higher securitization funding costs resulting from an increase in the spread over treasurys required by institutional purchasers of the Company's asset-backed securities.

   Impairment and valuation provisions are summarized as follows:


(in thousands)                                  1999      1998
--------------------------------------------------------------------------------

Impairment writedowns of residual
  REMIC interests                             $18,217   $41,871
Impairment writedowns of regular
  REMIC interests                               1,373        --
Impairment writedowns of DFC REMIC interests       --     7,541
Valuation provisions on servicing contracts     8,713        --
Provisions for potential guarantee obligations
  on REMIC securities sold                      3,794        --
Provision for loss on investment in DFC
  joint venture                                    --     4,300
--------------------------------------------------------------------------------
                                              $32,097   $53,712
--------------------------------------------------------------------------------

   Except for impairment writedowns of regular REMIC interests, the impairment and valuation provisions generally reflect higher than anticipated credit losses on securitized loans and, in 1998, an increase in the assumed rate of voluntary loan prepayments.

   For the year ended September 30, 1999 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.72% of the average principal balance of the related loans, compared to approximately 1.52% the prior year. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 1999 the Company had a total of 2,417 unsold properties in repossession or foreclosure (approximately 1.97% of the total number of Oakwood originated serviced assets) compared to 1,430 and 1,016 at September 30, 1998 and 1997, respectively (approximately 1.28% and 1.14%, respectively, of the total number of Oakwood originated serviced assets). Of the total number of unsold properties in repossession or foreclosure, 417, 295 and 54 relate to loans originated on behalf of DFC, at September 30, 1999, 1998 and 1997, respectively.

   At September 30, 1999 the delinquency rate on Company originated loans, excluding loans originated on behalf of DFC, was 4.9%, compared to 3.9% at September 30, 1998.

Insurance revenues
Insurance revenues from the Company's captive reinsurance business increased 46% to $49.6 million in 1999 from $34.0 million in 1998. The increase is due to the increased size of the Company's portfolio, offset by an increase in catastrophe reinsurance premium expense recorded during the fourth quarter of 1999 of approximately $1.8 million associated with Hurricane Floyd. See additional discussion below under "Insurance operating expenses."

8     2000 Annual Report

Other income
Other income increased from $10.8 million during 1998 to $13.4 million in 1999. During 1999 the Company settled an insurance claim relating to homes at a manufacturing facility which were damaged by a hail storm. The net gain of $1.1 million resulting from this settlement is included in other income. During 1999 the Company also sold two airplanes for a gain of $1.4 million.

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

Consumer finance operating expenses
Consumer finance operating expenses rose $13.3 million, or 55%, during 1999. Of the total dollar increase, approximately $5.3 million represents higher compensation costs, including headcount additions in the loan origination and servicing functions. In addition, allocations of parent company costs, principally occupancy and telecommunications, increased by approximately $2.4 million. During 1999 the average number of loans serviced and applications processed increased 15% and 10%, respectively.

Insurance operating expenses
Insurance operating costs increased 40% during 1999 principally due to higher claims costs associated with the increased size of the business. Insurance operating costs in 1999 also include estimated losses, net of recoveries from the Company's reinsurers, of approximately $5.6 million associated with flooding and other storm damage claims from Hurricane Floyd.

Restructuring charges
During the fourth quarter of 1999 the Company recorded restructuring charges of approximately $25.9 million, or $.35 per share, after tax. These charges relate primarily to the closing of four manufacturing lines, the temporary idling of five others and the closing of approximately 40 sales centers that were not meeting profitability targets. The charges include approximately $7.4 million related to severance and other termination costs, approximately $11.2 million related to asset writedowns and approximately $7.4 million related to estimated costs to close the manufacturing lines and sales centers.

Interest expense
Interest expense increased $16.2 million, or 66%, during 1999 primarily due to interest expense associated with the Company's March 1999 $300 million senior note offering. A portion of the proceeds from the senior note offering was used to retire $100 million of debt incurred in connection with the Schult acquisition. Interest expense on short-term lines of credit also increased due to an increase in the average balances outstanding offset by slightly lower interest rates.


Income taxes
The Company's effective income tax rate was 37.0% in 1999 compared to 38.6% in 1998. The decrease reflects primarily limited state income tax benefits associated with certain losses and charges.

LIQUIDITY AND CAPITAL RESOURCES
For the year ended September 30, 2000 the Company reported a net loss of $120.9 million. The net loss included pre-tax restructuring charges of $3.8 million, noncash charges of $50.4 million related to the financial services business and a $66.4 million noncash charge to establish valuation allowances against deferred income tax assets as more fully described in Note 15 to the Consolidated Financial Statements. For the year ended September 30, 1999 the Company reported a net loss of $31.3 million. The net loss included pre-tax restructuring charges of $25.9 million related to closing or idling certain production facilities and retail sales centers and a reduction in workforce. The loss also included noncash charges of $46.6 million related to the financial services business.

   The financial results reported by the Company during 2000 and 1999 reflect business conditions within the manufactured housing industry. The Company is currently operating in a highly competitive environment caused principally by the industry's aggressive expansion in the retail channel, excessive amounts of finished goods inventory and a general reduction in the availability of financing at both the wholesale and retail levels. The industry estimates that shipments of manufactured homes from production facilities has declined by approximately 25% during the first ten months of calendar 2000.

   The Company began to experience the effect of these cyclical industry factors during late fiscal 1999 and took steps to begin to lower inventory levels, reduce operating expenses and maximize cash flow. These efforts continued during 2000 as the Company maintained its focus on areas considered to be within its span of control, principally cost control and inventory management. Many of the actions taken, most notably plant and sales center closings, curtailed production schedules and competitive pricing to effect a $120.6 million reduction in inventories, negatively affected the Company's reported earnings for 2000. However, cash flow improved significantly as a result of such initiatives, and the Company generated $145.6 million in cash flow from operating activities, including the sale of previously retained subordinated asset-backed securities of $37.8 million, for the year ended September 30, 2000. Because the Company expects competitive market conditions to continue during 2001, it does not expect to generate income from operations; however, it plans to manage operations to generate positive cash flow. The Company believes that operating cash flow, coupled with borrowings under its credit facilities, as amended and extended on December 27, 2000 and further described in Note 10 to the Consolidated Financial Statements, will provide sufficient liquidity to meet obligations and execute its business plan during 2001.

   During 2000 and 1999 the Company violated certain covenants included in its credit facilities but was able to obtain waivers or amendments as needed. The Company is currently negotiating new multi-year credit facilities, which would replace both of its existing facilities. One of the proposed facilities could

                                                  Oakwood Homes Corporation    9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


include the issuance of a significant number of stock warrants to the prospective lender. However, there can be no assurance that the Company will be able to finalize such facilities.

   In the event of further deterioration in market conditions, the Company would take additional steps to protect liquidity and manage cash flow. Among other things, these actions might include further production curtailments, closing of additional retail sales centers or the selective sale of operating or financial assets.

   The Company operates its plants to support its captive retail sales centers and its independent retailer base. The Company has, and will continue to, adjust production capacity in line with demand, producing at a rate that will allow the Company to lower its inventories. At September 30, 2000 the Company was operating approximately 20 plants, though many were operating at reduced production schedules. Should market conditions worsen from that anticipated, the Company will continue to curtail production by lowering production speed or idling additional production facilities.

   Retail financing of sales of the Company's products is an integral part of the Company's integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by regularly securitizing such loans through the asset-backed securities market. Should the Company's ability to access the asset-backed securities market become impaired, the Company would be required to seek additional sources of funding for its finance business. Such sources might include, but would not be limited to, the sale of whole loans to unrelated third parties and the increased utilization of FHA financing.

   Beginning in 1994, the Company generally sold to investors securities having a principal balance approximately equal to the principal balance of the loans securitized, and accordingly was not required to seek the permanent capital required to fund its finance business outside of the asset-backed securities market. Over the last two years, demand for subordinated securities, particularly securities rated below BBB, has decreased. As a result, the Company has retained certain subordinated asset-backed securities rated below BBB. The aggregate principal balance of the retained securities rated below BBB (including any initial overcollateralization) represents approximately 9% of the aggregate principal balance of the loans securitized in transactions during fiscal 2000.

   At September 30, 2000 the Company owned subordinate asset-backed securities rated below BBB having a carrying value of approximately $74.2 million associated with certain of the Company's 1998, 1999 and 2000 securitizations, as well as subordinate asset-backed securities having a carrying value of approximately $3.0 million retained from securitization transactions prior to 1994. The Company considers these securities to be available for sale, and would consider opportunities to liquidate these securities based upon market conditions. Continued decreased demand for subordinate asset-backed securities at prices acceptable to the Company would be likely to require the Company to seek alternative sources of financing for the loans originated by the consumer finance business, or require the Company to seek alternative long-term financing for subordinate asset-backed securities. There can be no assurance that such alternative financing can be obtained.

   The Company estimates that in 2001 capital expenditures will approximate $24 million, comprised principally of improvements at existing facilities, computer equipment and the replacement of certain computer information systems.

   During the year ended September 30, 2000 the Company decreased inventories by $121 million as a result of inventory reduction measures described previously.

   The decrease in loans and investments from September 30, 1999 principally reflects a decrease in loans held for sale from $280 million at September 30, 1999 to $211 million at September 30, 2000. The Company originates loans and warehouses them until sufficient receivables have been accumulated for a securitization. Changes in loan origination volume, which is significantly affected by retail sales, and the timing of loan securitization transactions affect the amount of loans held for sale at any point in time.

MARKET RISK
Certain of the Company's financial instruments are subject to market risk, including interest rate risk. The Company's financial instruments are not currently subject to foreign currency risk or commodity price risk. The Company has no financial instruments held for trading purposes.

   The Company originates loans, most of which are at fixed rates of interest, in the ordinary course of business and periodically securitizes them to obtain permanent financing for such loan originations. Accordingly, the Company's loans held for sale are exposed to risk from changes in interest rates between the times loans are originated and the time at which the Company obtains permanent financing, generally at fixed rates of interest, in the asset-backed securities market. The Company attempts to manage this risk by minimizing the warehousing period of unsecuritized loans. Loans held for sale are excluded from the table below as they primarily represent recent originations which are intended for securitization in fiscal 2001.

   Loans held for investment act as collateral for certain of the Company's debt obligations and also are subject to interest rate risk. The Company currently does not originate any loans with the intention of holding them for investment.

   Retained regular and residual REMIC interests are held as available for sale securities; the value of these securities may change in response to, among other things, changes in interest rates. Such interests in REMIC securitizations are valued as described in Notes 1 and 5 to the Consolidated Financial Statements.

   All of the Company's revolving credit facilities provide for interest at variable rates. Accordingly, an increase in short-term interest rates would adversely affect interest expense on such revolving facilities. In addition, certain of the Company's notes and bonds payable bear interest at floating rates, and interest expense on such obligations would be adversely affected by an increase in short-term interest rates.

10    2000 Annual Report

     The following table sets forth the Company's financial instruments that are sensitive to changes in interest rates at September 30, 2000:



                                          Weighted                                Assumed cash flows
                                           average    ------------------------------------------------------------------------------
                                       interest rate                                                                       Estimated
(dollar amounts in thousands)          at year end(1) 2001     2002      2003       2004      2005   Thereafter    Total  fair value
------------------------------------------------------------------------------------------------------------------------------------

Loans held for investment(2)

  Fixed rate loans                         12.23%   $ 3,964   $ 3,048   $ 1,587    $ 1,105    $  625    $ 1,907   $ 12,236   $ 8,418

Retained REMIC interests(3)
  Regular interests                          8.0%    10,172    10,113    10,584     13,749    11,630    158,169    214,417    77,229

  Residual Interests                        16.9%     9,975     3,106    11,219      6,850     1,489     34,558     67,197    28,685


(1) For REMIC residual interests represents the weighted average interest rate used to discount assumed cash flows.
(2) Assumed cash flows represent
contractual cash flows reduced by the effects of estimated prepayments.
(3) Assumed cash flows reflect the assumed prepayment rates used in estimating the fair values of the related REMIC interests.




                                          Weighted                                     Maturities
                                           average    ------------------------------------------------------------------------------
                                        interest rate                                                                      Estimated
(dollar amounts in thousands)            at year end  2001      2002      2003     2004       2005    Thereafter    Total fair value
------------------------------------------------------------------------------------------------------------------------------------

Short-term borrowings                        8.2%   $65,500      $ --     $  --       $ --       $--       $ --   $ 65,500   $65,500

Notes and bonds payable

  Fixed rate                                 8.0%       318    17,085        67    124,822        72    174,328    316,692    87,026
  Variable rate                              7.2%     4,663     2,068       632        632       573      4,669     13,237    13,237



NEW ACCOUNTING STANDARDS
In June 1998 the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 2000 the Board issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which amends FAS 133 and addresses a limited number of implementation issues related to FAS 133. FAS 133, as amended by FAS 138, is effective for the Company as of October 1, 2000 and is not expected to have a material impact on the Company's financial condition or results of operations.

   In December 1999 the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101, as amended, will be effective for the Company no later than the fourth quarter of fiscal 2001. The Company plans to adopt SAB 101 in the fourth quarter of fiscal 2001. SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." Upon adoption, the Company will record a cumulative effect of change in accounting principle, effective October 1, 2000. Under its current policy, the Company recognizes revenue for the majority of retail sales upon closing, which includes, for the great majority of retail sales, execution of loan documents and related paperwork and receipt of the customer's down payment. To adopt the provisions of SAB 101, the Company currently plans to change its revenue recognition policy on these retail sales to a method based upon placement of the home at the customer's site. The Company has not yet determined the effect of this change on its consolidated financial position and results of operations.

   In September 2000 the Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-- A Replacement of FASB Statement No. 125" ("FAS 140"), which revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. FAS 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. The Company is in the process of evaluating the potential effect of FAS 140 on its financial statements.

   In October 2000 the Emerging Issues Task Force of the Board (the "EITF") reached a consensus on a new accounting requirement for the recognition of other than temporary impairments on purchased and retained beneficial interests resulting from securitization transactions. This requirement is summarized in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under previously


                                                Oakwood Homes Corporation     11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


existing accounting requirements, declines in the fair value of such beneficial interests were recognized as other than temporary impairment when the present value of the underlying cash flows discounted at a risk-free rate using current assumptions were less than the carrying value of such assets. Pursuant to EITF Issue No. 99-20, declines in fair value are to be considered other than temporary when: (i) the carrying value of the beneficial interests exceeds the fair value of such beneficial interests using current assumptions and (ii) the timing and/or extent of cash flows expected to be received on the beneficial interests has adversely changed from the previous valuation date. Initial adoption of this new accounting guidance will be required for the Company's fiscal year beginning October 1, 2001, although early adoption is permitted, and is to be reflected as a cumulative effect of an accounting change at the time of adoption. The Company is currently determining the timing of adoption of this new accounting requirement and its potential impact on the accounting for the Company's REMIC interests retained at the time of its securitization transactions.

FORWARD-LOOKING STATEMENTS
     This annual report contains certain forward-looking statements and information based on beliefs of the Company's management as well as assumptions made by, and information currently available to, the Company's management. These statements include, among others, statements relating to our ability to reduce our inventory levels, our ability to generate positive cash flow, the adequacy of our existing credit facilities together with our operating cash flow to provide us with sufficient liquidity to meet our obligations and execute our business plan during 2001, and the ability of the quota share agreement to reduce the Company's underwriting exposure to natural disasters. Words like "believe," "expect," "should" and similar expressions used in this Annual Report are intended to identify other such forward-looking statements.

   These forward-looking statements reflect the current views of the Company with respect to future events and are subject to a number of risks, including, among others, the following: competitive industry conditions could further adversely affect sales and profitability; we may be unable to access sufficient capital to fund our operations; we may recognize special charges or experience increased costs in connection with our securitization or other financing activities; adverse changes in governmental regulations applicable to our business could negatively impact us; we could suffer losses resulting from litigation (including shareholder class actions or other class action suits); our captive Bermuda reinsurance subsidiary could experience significant losses; we could experience increased credit losses or higher delinquency rates on loans that we originate; negative changes in general economic conditions in our markets could adversely impact us; we could lose the services of our key management personnel; and any other factors that generally affect companies in our lines of business could also adversely impact us. Should our underlying assumptions prove incorrect or should one or more of the risks and uncertainties materialize, actual events or results may vary materially and adversely from those described herein as anticipated, expected, believed or estimated.


12    2000 Annual Report

CONSOLIDATED STATEMENT OF OPERATIONS

Oakwood Homes Corporation and Subsidiaries


                                                                                                     Year ended September 30,
(in thousands except per share data)                                                           2000            1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues
  Net sales                                                                                  $1,189,885     $1,496,419    $1,404,432
  Financial services
    Consumer finance, net of impairment and
      valuation provisions                                                                       27,963         29,747        33,394
    Insurance                                                                                    56,430         49,643        33,965
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 84,393         79,390        67,359
  Other income                                                                                    9,854         13,416        10,762
------------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                                                          1,284,132      1,589,225     1,482,553
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                                                                 927,517      1,081,716       973,434
  Selling, general and administrative expenses                                                  335,123        411,344       341,441
  Financial services operating expenses
    Consumer finance                                                                             43,220         37,530        24,204
    Insurance                                                                                    32,316         38,463        27,554
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 75,536         75,993        51,758
  Restructuring charges (reversals)                                                              (2,597)        25,926            --
  Provision for losses on credit sales                                                            3,000          3,261         1,281
  Interest expense                                                                               50,289         40,709        24,549
------------------------------------------------------------------------------------------------------------------------------------
      Total costs and expenses                                                                1,388,868      1,638,949     1,392,463
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                              (104,736)       (49,724)       90,090
Provision for income taxes                                                                       16,129        (18,404)       34,737
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                            $ (120,865)     $ (31,320)    $  55,353
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share
  Basic                                                                                         $ (2.60)       $ (0.67)      $  1.20
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                                                                                       $ (2.60)       $ (0.67)      $  1.17
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.


                                               Oakwood Homes Corporation      13

CONSOLIDATED BALANCE SHEET

Oakwood Homes Corporation and Subsidiaries


                                                                                                                 September 30,
(in thousands except share and per share data)                                                               2000           1999
------------------------------------------------------------------------------------------------------------------------------------

Assets
Cash and cash equivalents                                                                                   $  22,523     $  26,939
Loans and investments                                                                                         322,166       430,865
Other receivables                                                                                             113,460        98,317
Inventories                                                                                                   323,003       443,598
Properties and facilities                                                                                     241,107       251,069
Deferred income taxes                                                                                              --        30,712
Other assets                                                                                                  126,513       156,347
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $1,148,772    $1,437,847
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Short-term borrowings                                                                                       $  65,500    $  199,800
Notes and bonds payable                                                                                       329,929       352,164
Accounts payable and accrued liabilities                                                                      261,888       243,525
Insurance reserves and unearned premiums                                                                       44,602        89,404
Deferred income taxes                                                                                           6,169            --
Other long-term obligations                                                                                    35,400        26,962
Shareholders' equity
  Common stock, $.50 par value; 100,000,000 shares authorized;
    47,105,000 and 47,107,000 shares issued and outstanding                                                    23,552        23,554
  Additional paid-in capital                                                                                  169,742       171,185
  Retained earnings                                                                                           204,546       326,825
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              397,840       521,564
  Accumulated other comprehensive income                                                                        7,625         7,021
  Unearned compensation                                                                                          (181)       (2,593)
------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                                405,284       525,992
Commitments and contingencies (Notes 5, 11 and 19)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $1,148,772    $1,437,847
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


14    2000 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

Oakwood Homes Corporation and Subsidiaries

                                                                                                     Year ended September 30,
(in thousands)                                                                                 2000           1999          1998
------------------------------------------------------------------------------------------------------------------------------------

Operating activities
  Net income (loss)                                                                         $  (120,865)    $  (31,320)    $ 55,353
  Adjustments to reconcile net income to cash provided by operating activities
    Depreciation and amortization                                                                50,328         45,559       24,950
    Deferred income taxes                                                                        36,881        (21,992)      (4,406)
    Provision for losses on credit sales                                                          3,000          3,261        1,281
    (Gain) loss on loans sold or held for sale                                                   24,311         14,452      (20,058)
    Loss on sale of securities                                                                    4,463             --           --
    Impairment and valuation provisions                                                          21,627         32,097       53,712
    Excess of cash receipts over REMIC residual income recognized                                 6,776         29,338       19,934
    Reversal of restructuring charges                                                            (6,366)            --           --
    Noncash restructuring charges                                                                 1,190         10,455           --
    Other                                                                                        (8,611)       (10,663)      (2,089)
    Changes in assets and liabilities, net of effect of business acquisition
      Other receivables                                                                         (15,804)       (31,832)      (4,027)
      Inventories                                                                               120,595       (152,346)     (62,705)
      Deferred insurance policy acquisition costs                                                10,379         (3,323)      (4,260)
      Other assets                                                                              (11,911)        (9,190)         344
      Accounts payable and accrued liabilities                                                    9,265           (439)      48,621
      Insurance reserves and unearned premiums                                                  (44,802)        31,985       26,884
      Other long-term obligations                                                                (3,417)         1,626        8,968
------------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by operations                                                       77,039        (92,332)     142,502
  Loans originated                                                                           (1,037,872)    (1,364,133)  (1,232,292)
  Purchase of loans and securities                                                               (3,536)      (108,297)      (5,045)
  Sales of loans                                                                              1,088,487      1,469,134    1,061,517
  Principal receipts on loans                                                                    21,480         33,282       53,048
------------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by operating activities                                            145,598        (62,346)      19,730
------------------------------------------------------------------------------------------------------------------------------------
Investing activities
  Business acquisition                                                                               --             --     (101,829)
  Acquisition of properties and facilities                                                      (20,964)       (46,936)     (51,411)
  Investment in and advances to joint venture                                                        --         22,150      (24,454)
  Other                                                                                          28,453        (27,526)     (20,797)
------------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by investing activities                                              7,489        (52,312)    (198,491)
------------------------------------------------------------------------------------------------------------------------------------
Financing activities
  Net borrowings (repayments) on short-term credit facilities                                  (134,300)      (175,223)      94,223
  Proceeds from borrowings related to business acquisition                                           --             --      100,000
  Proceeds from issuance of notes and bonds payable                                                  --        305,275        4,472
  Payments on notes and bonds                                                                   (22,126)       (17,182)     (22,540)
  Cash dividends                                                                                 (1,414)        (1,880)      (1,861)
  Proceeds from exercise of stock options                                                           337          1,636        4,721
------------------------------------------------------------------------------------------------------------------------------------
        Cash provided (used) by financing activities                                           (157,503)       112,626      179,015
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                             (4,416)        (2,032)         254
Cash and cash equivalents
  Beginning of year                                                                              26,939         28,971       28,717
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                $   22,523       $ 26,939     $ 28,971
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                                  Oakwood Homes Corporation   15

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

Oakwood Homes Corporation and Subsidiaries

                                                                                              Accumulated
                                              Common               Additional                    other                     Total
                                              shares     Common      paid-in     Retained    comprehensive  Unearned   shareholders'
(in thousands except per share data)        outstanding   stock      capital     earnings       income    compensation    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                 46,299     $23,149     $159,281    $ 306,533         $--       $(5,081)     $ 483,882
Net income                                        --          --           --       55,353          --            --         55,353
Exercise of stock options                        352         176        4,545           --          --            --          4,721
Issuance of restricted stock                       9           5          278           --          --          (188)            95
Amortization of unearned compensation             --          --           --           --          --         1,517          1,517
ESOP shares committed to be released              --          --          614           --          --           480          1,094
Stock options issued in connection
  with business acquisition                       --          --        2,874           --          --            --          2,874
Cash dividends ($.04 per share)                   --          --           --       (1,861)         --            --         (1,861)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                 46,660      23,330      167,592      360,025          --        (3,272)       547,675
Comprehensive income:
  Net loss                                        --          --           --      (31,320)         --            --        (31,320)
  Unrealized gain on securities
    available for sale                            --          --           --           --       7,021            --          7,021
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                 --          --           --      (31,320)      7,021            --        (24,299)
Exercise of stock options                         99          50        1,586           --          --            --          1,636
Issuance of restricted stock                     348         174        1,924           --          --        (2,096)             2
Amortization of unearned compensation             --          --           --           --          --         2,295          2,295
ESOP shares committed to be released              --          --           83           --          --           480            563
Cash dividends ($.04 per share)                   --          --           --       (1,880)         --            --         (1,880)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                 47,107      23,554      171,185      326,825       7,021        (2,593)       525,992
Comprehensive income:
  Net loss                                        --          --           --     (120,865)         --            --       (120,865)
  Unrealized gain on securities
    available for sale                            --          --           --           --         604            --            604
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                 --          --           --     (120,865)        604            --       (120,261)
Exercise of stock options                         18           8          329           --          --            --            337
Forfeiture of restricted stock                   (20)        (10)      (1,523)          --          --            --         (1,533)
Amortization of unearned compensation             --          --           --           --          --         2,172          2,172
ESOP shares committed to be released              --          --         (249)          --          --           240             (9)
Cash dividends ($.03 per share)                   --          --           --       (1,414)         --            --         (1,414)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                 47,105     $23,552     $169,742    $ 204,546      $7,625       $  (181)     $ 405,284
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


16     2000 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Oakwood Homes Corporation and Subsidiaries


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

Revenue recognition--manufactured housing
Passage of title and risk of loss in a retail sale occur upon the closing of the sale, which includes, for the great majority of retail sales, execution of loan documents and related paperwork and receipt of the customer's down payment.

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

Consumer finance
A substantial majority of the Company's retail customers purchase homes on credit. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation ("Oakwood Acceptance"), or, to a lesser extent, by third party financial institutions.

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

   Income on retained REMIC regular and residual interests is recorded using the level yield method over the period such interests are outstanding. The rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC regular and residual interests and the fair value of such interests and of servicing contracts in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's prepayment and credit loss experience is more favorable than that assumed, the Company's yield on its REMIC residual interests will be enhanced. Similarly, if over time the Company's actual experience is less favorable than that assumed, such yield will be reduced and the carrying value of the Company's investment may be impaired. The yield to maturity of regular REMIC interests may be influenced by prepayment rates and credit losses, but is less likely to be influenced by such factors because cash distributions on regular REMIC interests are senior to distributions on residual REMIC interests. If the estimated yield to maturity of a REMIC regular or residual interest is less than a risk free rate, the Company considers the asset to be impaired and records a charge to earnings equal to the excess of the asset's amortized cost over its estimated fair value.

   REMIC residual and regular interests retained by the Company following securitization are considered available for sale and are carried at their estimated fair value. The Company has no securities held for trading or investment purposes.

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

Guarantee liabilities
The Company estimates the fair value of guarantee liabilities as the greater of the estimated price differential between guaranteed and substantially similar unguaranteed securities offered for sale by the Company and the present value of payments, if any, estimated to be made as a result of such guarantees. Guarantee liabilities are amortized to income over the period during which the guarantee is outstanding.

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


                                                 Oakwood Homes Corporation    17

Oakwood Homes Corporation and Subsidiaries


of the agreements is included in the determination of gain or loss on the sale of the REMIC interests.

Loans held for sale or investment
Loans held for sale are carried at the lower of cost or market. Loans held for investment are carried at their outstanding principal amounts, less unamortized discounts and plus unamortized premiums.

Reserve for credit losses
The Company maintains reserves for estimated credit losses on loans held for investment, on loans warehoused prior to securitization and on loans sold to third parties with full or limited recourse. The Company provides for losses in amounts necessary to maintain the reserves at amounts the Company believes are sufficient to provide for probable losses based upon the Company's historical loss experience, current economic conditions and an assessment of current portfolio performance measures.

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

   Effective June 1, 2000 the Company entered into a quota share agreement that will reduce the levels of credit support to secure the reinsurance subsidiary's obligations to pay claims and to meet regulatory capital requirements. Under the new arrangement, which covers physical damage policies, the Company will retro-cede 50% of the Company's physical damage premiums and losses on an ongoing basis. In return, the Company will receive a nonrefundable commission with the potential to receive an incremental commission based on favorable loss experience.

   In order to further reduce volatility and the required levels of credit support, effective August 1, 2000 the Company entered into a commission-based arrangement for its extended service contract line of business. Policies in force on August 1, 2000 will continue to earn out over the policy term, while the Company will earn a commission on all new business written.

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


                                                                                                         Estimated
Classification                                                                                         useful lives
-------------------------------------------------------------------------------------------------------------------
Land improvements                                                                                        3-20 years
Buildings and field sales offices                                                                        5-39 years
Furniture, fixtures and equipment                                                                        3-12 years
Leasehold improvements                                                                                   1-10 years


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

Goodwill and other intangible assets
Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over periods ranging from approximately seven years for retail sales centers to 40 years for manufacturing operations. Costs assigned to assembled workforces and dealer distribution networks in business combinations are amortized using the straight-line method over five years. The Company reevaluates goodwill and other intangible assets based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and writes down recorded costs to the assets' fair value (based on discounted cash flows or fair values) when recorded costs, prior to impairment, are in excess of amounts estimated to be recoverable.

Advertising costs
Advertising costs are generally expensed as incurred and totaled approximately $17.2 million, $30.4 million and $18.6 million in 2000, 1999 and 1998, respectively.

Income taxes
The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are based on the temporary differences between the

18     2000 Annual Report
financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Valuation allowances are provided against assets if it is anticipated that it is more likely than not that some or all of a deferred tax asset may not be realized.

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

Accumulated other comprehensive income
Accumulated other comprehensive income is presented net of income taxes and is comprised of unrealized gains and losses on securities available for sale. There were no items of accumulated other comprehensive income in 1998.

Fiscal year
Unless otherwise indicated, all references to annual periods refer to fiscal years ended September 30.

Reclassifications
Certain amounts previously reported for 1999 and 1998 have been reclassified to conform to classifications used in 2000.

New accounting pronouncements
In June 1998 the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 2000 the Board issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS 138"), which amends FAS 133 and addresses a limited number of implementation issues related to FAS 133. FAS 133, as amended by FAS 138, is effective for the Company as of October 1, 2000 and is not expected to have a material impact on the Company's financial condition or results of operations.

   In December 1999 the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101, as amended, will be effective for the Company no later than the fourth quarter of fiscal 2001. The Company plans to adopt SAB 101 in the fourth quarter of fiscal 2001. SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." Upon adoption, the Company will record a cumulative effect of change in accounting principle, effective October 1, 2000. Under its current policy, the Company recognizes revenue for the majority of retail sales upon closing, which includes, for the great majority of retail sales, execution of loan documents and related paperwork and receipt of the customer's down payment. To adopt the provisions of SAB 101, the Company currently plans to change its revenue recognition policy on these retail sales to a method based upon placement of the home at the customer's site. The Company has not yet determined the effect of this change on its consolidated financial position and results of operations.

   In September 2000 the Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-- A Replacement of FASB Statement No. 125" ("FAS 140"), which revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. FAS 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. The Company is in the process of evaluating the potential effect of FAS 140 on its financial statements.

   In October 2000 the Emerging Issues Task Force of the Board (the "EITF") reached a consensus on a new accounting requirement for the recognition of other than temporary impairments on purchased and retained beneficial interests resulting from securitization transactions. This requirement is summarized in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under previously existing accounting requirements, declines in the fair value of such beneficial interests were recognized as other than temporary impairment when the present value of the underlying cash flows discounted at a risk-free rate using current assumptions were less than the carrying value of such assets. Pursuant to EITF Issue No. 99-20, declines in fair value are to be considered other than temporary when: (i) the carrying value of the beneficial interests exceeds the fair value of such beneficial interests using current assumptions and (ii) the timing and/or extent of cash flows expected to be received on the beneficial interests has adversely changed from the previous valuation date. Initial adoption of this new accounting guidance will be required for the Company's fiscal year beginning October 1, 2001, although early adoption is permitted, and is to be reflected as a cumulative effect of an accounting change at the time of adoption. The Company is currently determining the timing of adoption of this new accounting requirement and its potential impact on the accounting for the Company's REMIC interests retained at the time of its securitization transactions.

                                                 Oakwood Homes Corporation    19

Oakwood Homes Corporation and Subsidiaries

NOTE 2--BUSINESS CONDITIONS AND LIQUIDITY CONSIDERATIONS

For the year ended September 30, 2000 the Company reported a net loss of $120.9 million. The net loss included pre-tax restructuring charges of $3.8 million, noncash charges of $50.4 million related to the financial services business and a $66.4 million noncash charge to establish valuation allowances against deferred income tax assets as more fully described in Note 15. For the year ended September 30, 1999 the Company reported a net loss of $31.3 million. The net loss included pre-tax restructuring charges of $25.9 million related to closing or idling certain production facilities and retail sales centers and a reduction in workforce. The loss also included noncash charges of $46.6 million related to the financial services business.

   The financial results reported by the Company reflect business conditions within the manufactured housing industry. The Company is currently operating in a highly competitive environment caused principally by the industry's aggressive expansion in the retail channel, excessive amounts of finished goods inventory and a general reduction in the availability of financing at both the wholesale and retail levels. The industry estimates that shipments of manufactured homes from production facilities has declined by approximately 25% during the first ten months of calendar 2000.

   The Company began to experience the effect of these cyclical industry factors during late fiscal 1999 and took steps to begin to lower inventory levels, reduce operating expenses and maximize cash flow. These efforts continued during 2000 as the Company maintained its focus on areas considered to be within its span of control, principally cost control and inventory management. Many of the actions taken, most notably plant and sales center closings, curtailed production schedules and competitive pricing to effect a $120.6 million reduction in inventories, negatively affected the Company's reported earnings for 2000. However, cash flow improved significantly as a result of such initiatives, and the Company generated $145.6 million in cash flow from operating activities, including the sale of previously retained subordinated asset-backed securities of $37.8 million, for the year ended September 30, 2000. Because the Company expects competitive market conditions to continue during 2001, it does not expect to generate income from operations; however, it plans to manage operations to generate positive cash flow. The Company believes that operating cash flow, coupled with borrowings under its credit facilities, as amended and extended on December 27, 2000 and further described in Note 10, will provide sufficient liquidity to meet obligations and execute its business plan during 2001.

   During 2000 and 1999 the Company violated certain covenants included in its credit facilities but was able to obtain waivers or amendments as needed. The Company is currently negotiating new multi-year credit facilities, which would replace both of its existing facilities. One of the proposed facilities could include the issuance of a significant number of stock warrants to the prospective lender. However, there can be no assurance that the Company will be able to finalize such facilities.

   In the event of further deterioration in market conditions, the Company would take additional steps to protect liquidity and manage cash flow. Among other things, these actions might include further production curtailments, closing of additional retail sales centers or the selective sale of operating or financial assets.

   The Company operates its plants to support its captive retail sales centers and its independent retailer base. The Company has, and will continue to, adjust production capacity in line with demand, producing at a rate that will allow the Company to lower its inventories. At September 30, 2000 the Company was operating approximately 20 plants, though many were operating at reduced production schedules. Should market conditions worsen from that anticipated, the Company will continue to curtail production by lowering production speed or idling additional production facilities.

   Retail financing of sales of the Company's products is an integral part of the Company's integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by regularly securitizing such loans through the asset-backed securities market. Should the Company's ability to access the asset-backed securities market become impaired, the Company would be required to seek additional sources of funding for its finance business. Such sources might include, but would not be limited to, the sale of whole loans to unrelated third parties and the increased utilization of FHA financing.

NOTE 3--ACQUISITION
On April 1, 1998 the Company acquired Schult Homes Corporation ("Schult"), a producer of manufactured and modular housing headquartered in Middlebury, Indiana. Each outstanding common share of Schult was converted into the right to receive $22.50 in cash, or approximately $101 million in the aggregate. In addition, the Company issued options to acquire common stock of the Company in exchange for certain options to acquire common shares of Schult which were outstanding as of the acquisition date. The estimated fair value of Company stock options issued was approximately $2.9 million, which has been included as part of the cost of the acquisition, together with costs incurred in effecting the acquisition of approximately $750,000.

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

20    2000 Annual Report

    Summarized below is unaudited pro forma financial data of the Company assuming the Schult acquisition had taken place at the beginning of the year presented. The pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed when assumed.



(in thousands except per share data)                                                                       1998
-------------------------------------------------------------------------------------------------------------------
                                                                                                       (unaudited)
Net sales                                                                                                $1,572,579
Net income                                                                                               $   52,431
Earnings per share--diluted                                                                                $   1.11


NOTE 4--FINANCIAL SERVICES BUSINESSES
The Company's financial services businesses are as follows: Oakwood Acceptance purchases a substantial portion of the loans originated by the Company's retail operations. Oakwood Acceptance also purchases loans from unrelated retailers and from time to time purchases portfolios of loans from third parties. Oakwood Acceptance retains servicing on substantially all loans held for investment or securitized by Oakwood Acceptance or its subsidiary, Oakwood Mortgage Investors, Inc. Oakwood Capital Corporation is a special-purpose subsidiary of Oakwood Acceptance which facilitates borrowings under the revolving warehouse financing credit facility. Oakwood Funding Corporation ("Oakwood Funding") is a special-purpose subsidiary of Oakwood Acceptance which has issued nonrecourse notes secured by specific pools of loans. Oakwood Funding was dissolved during 2000 when the nonrecourse notes held were repaid. Oakwood Acceptance has from time to time also issued notes in its own name secured by loans. Oakwood Financial Corporation is a subsidiary of Oakwood Homes Corporation which holds the Company's retained interests in REMIC trusts. Tarheel Insurance Company, Ltd. ("Tarheel") reinsures risk on property and casualty and credit life insurance policies and extended service contracts written by an unrelated insurance company in connection with sales of Company products.

   The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $1.1 billion, $1.5 billion and $1.1 billion in 2000, 1999 and 1998, respectively.

   Oakwood Acceptance's servicing portfolio totaled approximately $4.6 billion and $4.2 billion at September 30, 2000 and 1999, respectively, of which approximately $4.4 billion and $4.0 billion, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.

   Condensed financial information for the Company's financial services businesses is set forth below:


(in thousands)                      2000      1999       1998
--------------------------------------------------------------------------------
Statement of operations
Revenues
Consumer finance
  Interest income                $ 36,993   $ 41,655   $ 30,918
  Servicing fees                   23,464     25,632     27,662
  REMIC residual income            16,055      7,955     10,282
  Gain (loss) on loans sold or
    held for sale                 (24,311)   (14,452)    20,058
  Loss on sale of securities       (4,463)        --         --
  Impairment and
    valuation provisions          (21,627)   (32,097)   (53,712)
  Other                             1,852      1,054     (1,814)
--------------------------------------------------------------------------------
    Total consumer
      finance revenues             27,963     29,747     33,394
--------------------------------------------------------------------------------
Insurance
  Premiums earned                  55,625     52,018     35,226
  Catastrophe reinsurance
    premiums ceded                 (1,120)    (3,575)    (1,791)
  Investment income                 8,258      5,167      2,515
  Less: intercompany
      interest income              (6,333)    (3,967)    (1,985)
--------------------------------------------------------------------------------
    Total insurance revenues       56,430     49,643     33,965
--------------------------------------------------------------------------------
      Total revenues               84,393     79,390     67,359
Cost and expenses
Consumer finance
  Interest expense                 38,534     30,129     18,579
  Operating expenses               43,220     37,530     24,204
  Provision for losses
    on credit sales                 3,000      3,261      1,281
--------------------------------------------------------------------------------
    Total consumer finance
      costs and expenses           84,754     70,920     44,064
--------------------------------------------------------------------------------
Insurance
  Gross claims expenses            19,338     35,059     18,546
  Catastrophe reinsurance
    recoveries                         --     (7,600)        --
  Commissions and ceding fees      10,845      9,299      8,063
  Other expenses                    2,133      1,705        945
--------------------------------------------------------------------------------
    Total insurance costs
      and expenses                 32,316     38,463     27,554
--------------------------------------------------------------------------------
      Total costs and expenses    117,070    109,383     71,618
--------------------------------------------------------------------------------
Loss before income taxes         $(32,677)  $(29,993)  $ (4,259)
--------------------------------------------------------------------------------


                                                 Oakwood Homes Corporation    21

Oakwood Homes Corporation and Subsidiaries

         Impairment and valuation provisions recorded in 2000, 1999 and 1998 are summarized as follows:


(in thousands)                       2000       1999     1998
--------------------------------------------------------------------------------

Impairment writedowns of residual
  and regular REMIC interests
  (exclusive of DFC residuals)      $ 3,793   $19,590   $41,871
Valuation provisions on
  servicing contracts                 5,979     8,713        --
Additional provisions for potential
  guarantee obligations on REMIC
  securities sold                    11,855     3,794        --
Impairment writedowns of
  DFC REMIC interests                    --        --     7,541
Provision for loss on investment
  in DFC joint venture                   --        --     4,300
--------------------------------------------------------------------------------
                                    $21,627   $32,097   $53,712
--------------------------------------------------------------------------------

   The assumptions used in the valuation of retained REMIC interests are described in Note 5.

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


(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Balance sheet
Loans                                       $209,899   $318,123
REMIC regular interests                       77,229     69,325
REMIC residual interests                      28,685     36,630
Loan servicing assets                         11,863      8,731
Restricted cash                               10,849     40,376
Catastrophe reinsurance
  claims receivable                               --     11,400
Other assets                                  92,744     78,767
--------------------------------------------------------------------------------
  Total assets                              $431,269   $563,352
--------------------------------------------------------------------------------
Short-term borrowings                       $ 64,000   $144,800
Notes payable secured by loans                 3,560     23,758
Insurance reserves, including
  unearned premiums of $33,945
  and $70,764, respectively                   44,602     89,404
Due to affiliates                            118,455    125,106
Loan servicing liabilities                    14,930      4,759
Other liabilities                             50,150     29,126
Parent company's investment                  135,572    146,399
--------------------------------------------------------------------------------
  Total liabilities and parent
    company's investment                    $431,269   $563,352
--------------------------------------------------------------------------------

   Gross insurance premiums written, which consist entirely of reinsurance assumed from the ceding company, were approximately $55.9 million, $69.8 million and $59.8 million in 2000, 1999 and 1998, respectively. The amounts reflected in the preceding balance sheet for catastrophe reinsurance claims receivable exceeds the related amount credited to financial services expenses because a portion of such claims receivable arose from losses relating to risks of the Company's domestic subsidiaries insured by Tarheel, the premiums and claims with respect to which have been eliminated in consolidation.

   The Company cedes catastrophe reinsurance premiums to minimize its loss exposure from natural disasters (principally hurricane and flood related risks). The Company significantly amended the structure of this catastrophe coverage program. Effective June 1, 2000 the Company shares 50% of all risks on a quota share basis with American Bankers Insurance Company ("ABI"). Both the Company and ABI jointly share in the cost of, and jointly share in the protection provided by, a reinsurance placement that generally provides protection in excess of a single aggregate loss occurrence of $5 million from a single insured event. The reinsurers bear 95% of the next $25 million of losses. The Company and ABI share any aggregate loss in excess of $30 million from a single loss occurrence arising from a single insured event on a 50/50 basis. The catastrophe reinsurance is ceded with a number of reinsurers; approximately 80% of the catastrophe reinsurance is ceded on a multi-year basis with three reinsurers, with the balance placed annually with other reinsurers.

   Condensed financial information for Oakwood Homes Corporation with its financial services businesses accounted for using the equity method is as follows:


(in thousands)               2000         1999          1998
--------------------------------------------------------------------------------
Statement of operations
Revenues
  Net sales               $1,189,885   $1,496,419    $1,404,432
  Equity in losses of
    financial services
    businesses               (32,677)     (29,993)       (4,259)
  Other income                 9,854       13,416        10,762
--------------------------------------------------------------------------------
      Total revenues       1,167,062    1,479,842     1,410,935
--------------------------------------------------------------------------------
Costs and expenses
  Cost of sales              927,517    1,081,716       973,434
  Selling, general and
    administrative
    expenses                 335,123      411,344       341,441
  Restructuring charges
    (reversals)               (2,597)      25,926            --
  Interest expense            11,755       10,580         5,970
--------------------------------------------------------------------------------
      Total costs and
        expenses           1,271,798    1,529,566     1,320,845
--------------------------------------------------------------------------------
Income (loss) before
  income taxes              (104,736)     (49,724)       90,090
Provision for income taxes    16,129      (18,404)       34,737
--------------------------------------------------------------------------------
Net income (loss)         $ (120,865)   $ (31,320)    $  55,353
--------------------------------------------------------------------------------

22    2000 Annual Report

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Balance sheet
Current assets
  Cash and cash equivalents                $ 18,130   $  19,096
  Receivables                                69,773      64,299
  Inventories                               323,003     443,598
  Prepaid expenses                           12,276       4,312
--------------------------------------------------------------------------------
    Total current assets                    423,182     531,305
Properties and facilities                   233,036     245,824
Investment in and advances to
  financial services businesses             254,027     271,505
Other assets                                 83,097      97,366
--------------------------------------------------------------------------------
                                           $993,342  $1,146,000
--------------------------------------------------------------------------------
Current liabilities
  Short-term borrowings                     $ 1,500   $  55,000
  Current maturities of long-term debt        2,834       1,133
  Accounts payable and accrued liabilities  196,537     209,358
--------------------------------------------------------------------------------
    Total current liabilities               200,871     265,491
Long-term debt                              323,534     327,273
Other long-term obligations                  63,653      27,244
Shareholders' equity                        405,284     525,992
--------------------------------------------------------------------------------
                                           $993,342  $1,146,000
--------------------------------------------------------------------------------

NOTE 5--LOANS AND INVESTMENTS
The components of loans and investments are as follows:

(in thousands)                               2000       1999
--------------------------------------------------------------------------------
Loans held for sale, net of valuation
  allowance of $2,563 and $3,662
  in 2000 and 1999, respectively           $211,296    $279,927
Loans held for investment                     8,512      48,015
Less: reserve for uncollectible receivables  (3,556)     (3,032)
--------------------------------------------------------------------------------
      Total loans receivable                216,252     324,910
--------------------------------------------------------------------------------
Retained interests in REMIC
  securitizations, exclusive of loan
  servicing assets and liabilities
    Regular interests                        77,229      69,325
    Residual interests                       28,685      36,630
--------------------------------------------------------------------------------
      Total retained REMIC interests        105,914     105,955
--------------------------------------------------------------------------------
                                           $322,166    $430,865
--------------------------------------------------------------------------------

   The estimated principal receipts, including estimated prepayments, on loans held for investment are $3.0 million in 2001, $2.4 million in 2002, $1.2 million in 2003, $860,000 in 2004, $464,000 in 2005 and the balance thereafter.

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

   Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's credit risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $17 million and $24 million as of September 30, 2000 and 1999, respectively.

   The following table summarizes the transactions reflected in the reserve for credit losses:

(in thousands)                         2000     1999      1998
--------------------------------------------------------------------------------
Balance at beginning of year         $ 3,546  $ 2,067   $ 4,277
Provision for losses on
  credit sales                         3,000    3,261     1,281
Reserve recorded related
  to acquired portfolios                 796    1,896        --
Losses charged to the reserve         (3,359)  (3,678)   (3,491)
--------------------------------------------------------------------------------
Balance at end of year               $ 3,983  $ 3,546   $ 2,067
--------------------------------------------------------------------------------

   The reserve for credit losses is reflected in the consolidated balance sheet as follows:


(in thousands)                                   2000     1999
--------------------------------------------------------------------------------
Reserve for uncollectible receivables           $3,556   $3,032
  (included in loans and investments)
Reserve for contingent liabilities
  (included in accounts payable
  and accrued liabilities)                         427      514
--------------------------------------------------------------------------------
                                                $3,983   $3,546
--------------------------------------------------------------------------------

   The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company (including the Company's right to receive servicing fees) before any losses are charged to REMIC interests sold to third party investors. The Company also has guaranteed payment of principal and interest on subordinated securities issued by REMIC trusts having an aggregate principal amount outstanding of approximately $123 million as of September 30, 2000 and 1999. Liabilities recorded with respect to such guarantees in accordance with FAS 125 were approximately $30.8 million and $19.0 million at September 30, 2000 and 1999, respectively, and are included in other long-term obligations.

   The valuation of residual interests is affected not only by the projected level of prepayments of principal and net credit losses, but also by the projected timing of such prepayments and net credit losses. Should such timing differ materially from the Company's projections, it could have a material effect on the valuation of the Company's residual interests. Additionally, such valuation is determined by discounting cash flows over the entire expected life of the receivables sold.

                                                Oakwood Homes Corporation     23

Oakwood Homes Corporation and Subsidiaries


   The following table sets forth certain data with respect to securitized loans in which the Company retains a residual interest, and with respect to the assumptions used by the Company in estimating the fair value of such residual interests, as of the end of 2000 and 1999:


(dollar amounts in thousands)              2000        1999
--------------------------------------------------------------------------------
Aggregate unpaid principal
  balance of loans                     $4,639,507  $3,925,317
Weighted average interest rate of
  loans at year end                          10.3%       10.7%
Approximate assumed weighted average
  constant prepayment rate as a percentage
  of unpaid principal balance of loans       17.5%       17.7%
Approximate remaining assumed
  nondiscounted credit losses as a
  percentage of unpaid principal
  balance of loans                           12.9%       13.0%
Approximate weighted average
  interest rate used to discount
  assumed residual cash flows                16.9%       17.1%


   The following table sets forth certain data with respect to retained REMIC interests at September 30, 2000 and 1999:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Regular interests
  Amortized cost                             $79,034    $71,451
  Gross unrealized gains                       1,244        486
  Gross unrealized losses                     (3,049)    (2,612)
--------------------------------------------------------------------------------
  Estimated fair value                       $77,229    $69,325
--------------------------------------------------------------------------------
Residual interests
  Amortized cost                             $15,473    $23,702
  Gross unrealized gains                      13,212     12,934
  Gross unrealized losses                         --         (6)
--------------------------------------------------------------------------------
  Estimated fair value                       $28,685    $36,630
--------------------------------------------------------------------------------
Gross unrealized gains                       $14,456    $13,420
Gross unrealized losses                       (3,049)    (2,618)
Deferred income taxes                         (3,782)    (3,781)
--------------------------------------------------------------------------------
Accumulated other comprehensive income       $ 7,625    $ 7,021
--------------------------------------------------------------------------------


NOTE 6--OTHER RECEIVABLES
The components of other receivables are as follows:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Trade receivables                           $ 29,701    $30,843
Federal income taxes refundable               18,228     11,728
Receivable from REMICs                        17,668      7,366
Extensions receivable                         16,955      8,299
Escrow advances receivable                    10,674      5,825
Insurance premiums receivable                  2,181      3,027
Accrued interest                                 493      1,952
Catastrophe reinsurance claims receivable         --     11,400
Other receivables                             17,560     17,877
--------------------------------------------------------------------------------
                                            $113,460    $98,317
--------------------------------------------------------------------------------

   Trade receivables represent amounts due from independent manufactured housing dealers, which are located throughout the United States.

NOTE 7--INVENTORIES
The components of inventories are as follows:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------

Manufactured homes                          $272,828   $382,817
Work-in-progress, materials and supplies      35,847     46,463
Land/homes under development                  14,328     14,318
--------------------------------------------------------------------------------
                                            $323,003   $443,598
--------------------------------------------------------------------------------


NOTE 8--PROPERTIES AND FACILITIES
The components of properties and facilities are as follows:


(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Land and land improvements                 $  46,267   $ 42,254
Buildings and field sales offices            144,758    145,668
Furniture, fixtures and equipment            126,995    118,056
Leasehold improvements                        35,304     33,483
--------------------------------------------------------------------------------
                                             353,324    339,461
Less: accumulated depreciation
  and amortization                          (112,217)   (88,392)
--------------------------------------------------------------------------------
                                           $ 241,107   $251,069
--------------------------------------------------------------------------------

   Depreciation and amortization of properties and facilities was approximately $29.5 million, $28.2 million and $20.2 million in 2000, 1999 and 1998, respectively.

   At September 30, 2000 the Company held for sale two manufacturing facilities. Included in the restructuring provision for 2000 and 1999 were charges of approximately $1.2 million and $1.3 million, respectively, to reduce the carrying value of the facilities to their estimated net realizable value.

NOTE 9--OTHER ASSETS
The components of other assets are as follows:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Goodwill, net of accumulated amortization of
  $7,603 and $4,703, respectively           $ 53,434   $ 55,832
Restricted cash and investments               25,758     50,342
Prepaid expenses                              13,848      5,847
Loan servicing assets                         11,863      8,731
Deferred insurance policy acquisition costs    5,672     16,051
Identifiable intangibles acquired in Schult
  acquisition, net of accumulated amortization
  of $5,458 and $3,282, respectively           5,443      7,620
Other                                         10,495     11,924
--------------------------------------------------------------------------------
                                            $126,513   $156,347
--------------------------------------------------------------------------------

   Amortization expense of goodwill and identifiable intangibles was approximately $5.1 million, $5.2 million and $2.7 million in 2000, 1999 and 1998, respectively.

   Restricted cash and investments include custodial cash balances used to secure a portion of obligations to pay reinsurance claims, trust account cash balances required by certain OAC servicing agreements and trust account balances required by certain states for custody of customer deposits until a retail sale is consummated.

24     2000 Annual Report

   A reconciliation of amounts recorded for loan servicing contracts follows:

(in thousands)                         2000     1999      1998
--------------------------------------------------------------------------------
Balance at beginning of year        $  3,972  $ 9,261   $ 3,786
Servicing assets recorded             10,054   11,082     6,630
Amortization of servicing contracts  (11,114)  (7,658)   (1,155)
Valuation allowances recorded         (5,979)  (8,713)       --
--------------------------------------------------------------------------------
Balance at end of year              $ (3,067) $ 3,972   $ 9,261
--------------------------------------------------------------------------------

Amounts recorded for servicing contracts are recorded in the consolidated balance sheet as follows:

(in thousands)                         2000     1999      1998
--------------------------------------------------------------------------------
Loan servicing assets               $ 11,863  $ 8,731    $9,261
Loan servicing liabilities (Note 12) (14,930)  (4,759)       --
--------------------------------------------------------------------------------
                                   $  (3,067) $ 3,972    $9,261
--------------------------------------------------------------------------------

NOTE 10--SHORT-TERM CREDIT FACILITIES
The Company has a $250 million revolving warehouse financing facility with a conduit commercial paper issuer, collateralized by loans held for sale. At September 30, 2000 and 1999, $64.0 million and $144.8 million, respectively, was outstanding under the facility. The weighted average interest rate on borrowings outstanding at September 30, 2000 was 8.12%, compared to an average rate of 5.80% at September 30, 1999.

   The Company also has a $75 million syndicated revolving credit facility, borrowings under which bear interest at LIBOR plus 2.5%. At September 30, 2000 and 1999, $1.5 million and $55.0 million, respectively, was outstanding under the facility. Borrowings under the revolving credit facility are collateralized by substantially all assets of the Company excluding raw materials and loans held for sale.

   On December 27, 2000 the Company completed agreements with its lenders to amend and extend both its credit facilities and related financial covenants. Both facilities will mature on October 1, 2001 and contain financial covenants which, among other things, specify minimum levels of tangible net worth and earnings before interest, tax and depreciation expenses (EBITDA) as adjusted in the agreements for certain noncash charges and limit capital expenditures.


NOTE 11--NOTES AND BONDS PAYABLE
The components of notes and bonds payable are as follows:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Nonfinancial services debt
  81/8% senior notes due March 2009         $174,120   $174,050
  77/8% senior notes due March 2004          124,754    124,693
  8% reset debentures due 2007                16,783     16,925
  Industrial revenue bonds due in
    installments through 2011, with
    interest payable at 5.8% at
    September 30, 2000                         6,700      7,099
  Industrial revenue bond due in
    installments through 2001, with interest
    payable at 73% of the lender's prime rate  1,825      1,925
  401(k) note paid in 2000                        --        240
Other notes payable                            2,187      3,474
--------------------------------------------------------------------------------
        Total nonfinancial services debt     326,369    328,406
--------------------------------------------------------------------------------
Financial services debt collateralized by loans
  Nonrecourse debt
    Note issued by Oakwood Funding                --        231
    Subordinated note payable issued by
      Oakwood Funding bearing interest
      payable monthly at 12.58%,
      amortizing through 2000                     --      2,075
--------------------------------------------------------------------------------
        Total nonrecourse debt                    --      2,306
--------------------------------------------------------------------------------
Recourse debt
  Term loan payable in monthly installments
    through April 2002, with interest
    payable at LIBOR (6.6% and 5.3% at
     September 30, 2000 and 1999,
    respectively) plus 2.50%                   3,560     12,615
  Subordinated note with interest payable
    monthly at 10.51% payable on demand           --      8,837
--------------------------------------------------------------------------------
        Total recourse debt                    3,560     21,452
--------------------------------------------------------------------------------
        Total financial services debt          3,560     23,758
--------------------------------------------------------------------------------
                                            $329,929   $352,164
--------------------------------------------------------------------------------

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

   The payment of notes collateralized by loans generally is based on the scheduled monthly payment and actual prepayments of principal on the loans collateralizing the notes. Under the provisions of certain note agreements, the notes are secured solely by the underlying collateral, which consists principally of the loans collateralizing the debt. Such collateral had an aggregate carrying value of approximately $5.5 million at September 30, 2000. Land, land improvements, buildings and equipment with a net book value of approximately $31.5 million are pledged as collateral for the industrial revenue bonds and certain other notes payable.


                                                 Oakwood Homes Corporation    25

Oakwood Homes Corporation and Subsidiaries

   In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method.

   The estimated principal payments under notes and bonds payable, assuming the reset debentures are redeemed by the holders on the June 1, 2002 redemption date, are $5.0 million in 2001, $19.2 million in 2002, $700,000 in 2003, $125.5 million in 2004, $600,000 in 2005 and the balance thereafter. Interest paid by the Company on all outstanding debt, including both short-term and long-term borrowings, was approximately $50.1 million, $39.0 million and $24.3 million in 2000, 1999 and 1998, respectively.

   Various of the Company's debt agreements contain covenants which, among other things, require the Company to comply with certain financial and other covenants. The Company has complied with or obtained compliance waivers for all financial covenants with respect to which any failure to comply would have a material adverse effect on the Company's liquidity.

   At September 30, 2000 commercial banks, at the request of the Company, had outstanding letters of credit of approximately $35 million in favor of various creditors of the Company. Approximately $7 million of such letters of credit secure certain industrial revenue bonds and approximately $26 million relates to the Company's reinsurance business. Such letters of credit have been issued to secure the reinsurance subsidiary's obligations to pay reinsurance claims and to meet regulatory capital requirements.

NOTE 12--ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Accounts payable                            $129,898   $119,575
Accrued self-insurance reserves               24,792     24,849
Accrued compensation                          17,949     15,526
Accrued warranty                              17,232     18,554
Servicing liabilities (Note 9)                14,930      4,759
Accrued dealer volume rebates                 11,569     14,558
Restructuring accrual (Note 13)                1,811     12,886
Income taxes payable                              --      2,263
Other accrued liabilities                     43,707     30,555
--------------------------------------------------------------------------------
                                            $261,888   $243,525
--------------------------------------------------------------------------------


NOTE 13--RESTRUCTURING PROVISIONS
During 1999 the Company recorded restructuring charges of approximately $25.9 million, related primarily to the closing of four manufacturing lines, the temporary idling of five others and the closing of approximately 40 sales centers. During 2000 the Company reevaluated its restructuring plans and determined that the losses associated with the closing of retail sales centers and the idling or closing of manufacturing plants were less than anticipated and a portion of the charges was reversed. During 2000 the Company recorded an additional $3.8 million charge, primarily related to severance costs associated with a reduction in headcount of 250 people and the closure of certain offices and facilities. The charges in 1999 include severance and other termination costs related to approximately 2,250 employees, costs associated with closing plants and sales centers, and asset writedowns of certain affected assets. The restructuring plan including plant and sales center closings was substantially complete at September 30, 2000.

   The components of the restructuring provisions are as follows:


                        Severance   Plant,
                           and       sales
                          other     center    Asset
                       termination and office write-
(in thousands)           charges   closings   downs      Total
--------------------------------------------------------------------------------

Original provision      $ 7,350   $ 7,384   $ 11,192   $ 25,926
Payments and balance
  sheet charges in 1999  (1,707)     (141)   (11,192)   (13,040)
--------------------------------------------------------------------------------
Balance at
  September 30, 1999      5,643     7,243         --     12,886
Reversal of
  restructuring charges  (3,912)   (2,076)      (378)    (6,366)
Additional provision      1,974     1,780         15      3,769
Payments and balance
  sheet charges in 2000  (2,946)   (5,895)       363     (8,478)
--------------------------------------------------------------------------------
Balance at
  September 30, 2000      $ 759   $ 1,052       $ --   $  1,811
--------------------------------------------------------------------------------

NOTE 14--SHAREHOLDERS' EQUITY
The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan, each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock ("Preferred Stock") at an exercise price of $20. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.

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

26    2000 Annual Report

NOTE 15--INCOME TAXES
The components of the provision for income taxes are as follows:


(in thousands)                     2000        1999      1998
--------------------------------------------------------------------------------
Current
  Federal                        $(18,344)  $  2,657    $35,854
  State                              (918)       931      3,289
--------------------------------------------------------------------------------
                                  (19,262)     3,588     39,143
--------------------------------------------------------------------------------
Deferred
  Federal                          29,439    (18,163)    (5,406)
  State                             5,952     (3,829)     1,000
--------------------------------------------------------------------------------
                                   35,391    (21,992)    (4,406)
--------------------------------------------------------------------------------
                                 $ 16,129   $(18,404)   $34,737
--------------------------------------------------------------------------------

   A reconciliation of a provision for income taxes computed at the statutory federal income tax rate to the Company's actual provision for income taxes follows:


(in thousands)                     2000        1999      1998
--------------------------------------------------------------------------------
Tax at statutory federal
  income tax rate                $(36,658)  $(17,403)   $31,531
State income taxes, less
  federal income tax benefit      (11,059)    (1,884)     2,787
Nondeductible goodwill
  amortization                        536        509        202
Valuation allowances               66,447         --         --
Other                              (3,137)       374        217
--------------------------------------------------------------------------------
Total provision for income taxes $ 16,129   $(18,404)   $34,737
--------------------------------------------------------------------------------


   Deferred income taxes include the following components:

(in thousands)                                2000       1999
--------------------------------------------------------------------------------
Deferred income tax assets
  Inventories                               $  3,706   $  3,876
  REMIC interests                             24,551     15,860
  Accrued liabilities                         12,366     19,230
  Insurance reserves and unearned premiums     2,540      7,173
  Net operating loss carryforwards            32,565      4,216
  Warranty reserves                            6,742      7,094
  Accrued dealer bonuses and incentives          608        115
  Other                                        4,855      2,869
--------------------------------------------------------------------------------
    Gross deferred income tax assets          87,933     60,433
    Valuation allowances                     (71,930)    (5,483)
--------------------------------------------------------------------------------
    Deferred income tax assets, net of
      valuation allowances                    16,003     54,950
--------------------------------------------------------------------------------
Deferred income tax liabilities
  Properties and facilities                  (15,101)   (15,657)
  Prepaid expenses                            (2,597)        --
  Deferred insurance policy acquisition costs (1,497)    (5,498)
  Acquired intangible assets                  (2,278)    (2,972)
  Other                                         (699)      (111)
--------------------------------------------------------------------------------
    Gross deferred income tax liabilities    (22,172)   (24,238)
--------------------------------------------------------------------------------
      Net deferred income tax asset
        (liability)                          $(6,169)  $ 30,712
--------------------------------------------------------------------------------

   At September 30, 2000 an additional valuation allowance of $66.4 million was established, in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its two most recent fiscal years and because it believes difficult competitive conditions will continue for the foreseeable future, the Company believes that under the standards of FAS 109 it is not appropriate to record income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

   At September 30, 2000 a deferred tax benefit of $1.5 million was allocated directly to shareholders' equity for the income tax benefits of employee stock option compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes, the effect of which reduces the net decrease in deferred income tax assets to $35.4 million.

   The Company's federal income tax returns for the fiscal years ended 1997 and 1998 are currently under examination. While the Company cannot predict the final outcome of this examination, management believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

   Income tax payments were approximately $1.1 million, $17.6 million and $35.8 million in 2000, 1999 and 1998, respectively.

NOTE 16--EARNINGS PER SHARE
The following table displays the derivation of the number of weighted average shares outstanding used in the computation of basic and diluted earnings per share ("EPS"):


(in thousands except per share data) 2000     1999       1998
--------------------------------------------------------------------------------

Numerator for basic and diluted
  EPS--net income (loss)         $(120,865)  $(31,320)  $55,353
--------------------------------------------------------------------------------
Denominator
  Weighted average number of
    common shares outstanding      46,572     46,502    46,320
  Unearned shares                      (3)       (40)      (81)
--------------------------------------------------------------------------------
  Denominator for basic EPS        46,569     46,462    46,239
  Dilutive effect of stock options
    and restricted shares,
    computed using the
    treasury stock method              --         --     1,185
--------------------------------------------------------------------------------
  Denominator for diluted EPS      46,569     46,462    47,424
--------------------------------------------------------------------------------
Basic earnings (loss) per share   $ (2.60)  $ (0.67)    $ 1.20
Diluted earnings (loss) per share $ (2.60)  $ (0.67)    $ 1.17
--------------------------------------------------------------------------------

   Stock options to purchase 4,140,703 and 3,844,750 shares of common stock and 535,797 and 568,412 unearned restricted shares were not included in the computation of diluted earnings per share for 2000 and 1999, respectively, because their inclusion would have been antidilutive. Options to purchase 1,604,996 shares of common stock were not included in the computation of diluted earnings per share for the fourth quarter of 1998 because their inclusion would have been antidilutive.

                                                 Oakwood Homes Corporation    27

Oakwood Homes Corporation and Subsidiaries

NOTE 17--STOCK OPTION AND AWARD PLANS
The Company has a Key Employee Stock Plan (the "Stock Plan") under which 5,450,918 common shares were reserved for issuance to key employees at September 30, 2000. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares outstanding on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.

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

   The table to the immediate right summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:



                                                       Weighted
                                                        average
                                         Number        exercise
                                        of shares        price
--------------------------------------------------------------------------------
Outstanding at September 30, 1997       2,979,583       $13.26
  Granted                               1,235,500        28.50
  Exercised                              (351,744)        6.79
  Terminated                             (126,482)       18.36
--------------------------------------------------------------------------------
Outstanding at September 30, 1998       3,736,857        18.74
  Granted                               1,199,953        16.10
  Exercised                               (98,682)        4.24
  Terminated                             (993,378)       27.65
--------------------------------------------------------------------------------
Outstanding at September 30, 1999       3,844,750        15.98
  Granted                               1,413,500         3.99
  Exercised                               (17,500)        1.74
  Terminated                           (1,100,047)       13.91
--------------------------------------------------------------------------------
Outstanding at September 30, 2000       4,140,703       $12.50
--------------------------------------------------------------------------------
Exercisable at September 30, 1998       1,129,438       $ 8.89
Exercisable at September 30, 1999       2,110,825       $14.06
Exercisable at September 30, 2000       1,965,004       $14.40
--------------------------------------------------------------------------------

   The following is a summary of stock options outstanding at September 30, 2000:


                                                        Options outstanding                                  Options exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                Weighted                             Weighted
                                                               average                 average                              average
Range of                              Number of           contractual life            exercise           Number of         exercise
exercise price                         shares           remaining (in years)            price             shares             price
------------------------------------------------------------------------------------------------------------------------------------

$ 1.41-$ 2.97                          221,983                   5.5                  $ 2.05              101,483           $ 2.29
  4.05-  6.25                        1,422,233                   5.9                    4.33              342,513             4.78
 10.72- 11.31                           36,900                   3.7                   11.02               36,900            11.02
 12.16- 15.04                          361,500                   3.9                   13.36              288,168            13.11
 15.38- 18.72                        1,479,564                   5.4                   16.81              984,917            17.53
 19.78- 22.57                          286,500                   5.9                   20.48               86,500            20.73
 23.00- 25.94                           81,496                   6.1                   24.29               73,996            24.12
 26.69- 29.14                          250,527                   7.1                   28.63               50,527            27.76
-------------                        ---------                                                          ---------
All options                          4,140,703                   5.6                  $12.50            1,965,004           $14.40
-------------                        ---------                                                          ---------

        The following table summarizes restricted stock issued under the Stock
Plan:

                                                       Weighted
                                                       average
                                             Number   fair value
                                            of shares  per share
--------------------------------------------------------------------------------
1998                                          14,439    $28.25
1999                                         350,903    $12.91

   As of September 30, 2000 there were a total of 1,731,279 shares of common stock reserved for future grants under the Company's stock option plans.

   The aggregate compensation expense for stock-based compensation plans, computed under the provisions of APB 25, was approximately $1.9 million, $2.1 million and $1.4 million in 2000, 1999 and 1998, respectively. Such compensation expense relates entirely to accruals for restricted stock awards under the Stock Plan (charged to income over the vesting periods of the related awards).

   The Financial Accounting Standards Board has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits, but does not require, the Company to utilize a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plans and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plans been determined based on the estimated fair value at the grant dates for awards in 2000, 1999 and 1998 consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands except per share data) 2000       1999       1998
--------------------------------------------------------------------------------
Net income (loss)--as reported   $(120,865)   $(31,320)  $55,353
Net income (loss)--pro forma      (124,959)    (34,470)   52,321
Basic earnings (loss) per share--
  as reported                      $ (2.60)    $ (0.67)   $ 1.20
Basic earnings (loss) per share--
  pro forma                          (2.68)      (0.74)     1.13
Diluted earnings (loss) per share--
  as reported                      $ (2.60)    $ (0.67) $  1 .17
Diluted earnings (loss) per share--
  pro forma                          (2.68)      (0.74)     1.10


28     2000 Annual Report

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

   The pro forma information set forth in the preceding table reflects a weighted average estimated fair value of stock options granted in 2000, 1999 and 1998 respectively, of $3.99, $6.54 and $11.72 per share. Such estimated fair values were computed using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 2000, 1999 and 1998, respectively: dividend yield of .00%, .26% and .14%; expected volatility of 46.90%, 41.83% and 36.28%; weighted average risk-free interest rate of 6.10%, 4.54% and 5.75%; and expected lives of 5 years for 2000, 1999 and 1998.

NOTE 18--EMPLOYEE BENEFIT PLANS
The Company maintains a 401(k) plan in which substantially all employees who have met certain age and length of service requirements may participate. On January 1, 1998 the Company's employee stock ownership plan ("ESOP") was merged with the 401(k) plan. Employee contributions to the 401(k) plan are limited to a percentage of their compensation and are matched 100% by the Company for the first 6% of compensation contributed. The Company's match consists of a 67% cash contribution and a 33% Company stock contribution if certain targets are met.

   During 1995 the Company loaned approximately $2.4 million to the ESOP to enable the ESOP to purchase Company common stock on the open market. The ESOP refinanced the Company's loan with the proceeds of a loan from a commercial bank which the Company has guaranteed; the Company has reflected the note payable, now held by the 401(k) plan, as a liability in the accompanying consolidated September 30, 1999 balance sheet. The bank loan provides that shares are released ratably upon repayment of the principal of the loan. Compensation cost relating to shares acquired with the proceeds of the loan is measured by reference to the fair value of the shares committed to be released during the period, in accordance with Statement of Position 93-6.

   At September 30, 2000 the 401(k) plan held a total of 1,156,477 shares of the Company's common stock having a fair value of approximately $1.7 million.

   Total compensation cost under the 401(k) and ESOP plans was approximately $4.7 million, $9.2 million and $6.5 million in 2000, 1999 and 1998, respectively.

NOTE 19--CONTINGENCIES
In November 1998 the Company and certain of its present and former officers and directors were named as defendants in lawsuits filed on behalf of purchasers of the Company's common stock for various periods between April 11, 1997 and July 21, 1998 (the "Class Period"). In June 1999 a consolidated amended complaint was filed in the United States Middle District Court in Guilford County, North Carolina. The amended complaint, which seeks class action certification, alleges violations of federal securities law based on alleged fraudulent acts, false and misleading financial statements, reports filed by the Company and other representations during the Class Period and seeks the loss of value in class members' stockholdings. The Company filed a motion to dismiss the amended complaint. In July 2000 the magistrate submitted a recommended order dismissing the complaint with prejudice. This order was affirmed by the District Court judge in October 2000 and has not yet been appealed.

   During 2000 two lawsuits were filed against the Company's subsidiaries, Oakwood Mobile Homes, Inc. and Oakwood Acceptance Corporation, and certain of their employees in the Circuit Court of Jefferson County, Mississippi. These lawsuits generally allege that the Company's subsidiaries and their employees engaged in various improper business practices including false advertising and misrepresentation of material facts relating to financing and insurance matters. In October 2000 the attorneys for the plaintiffs filed a motion to consolidate the two cases, add a large number of additional plaintiffs residing in various parts of the United States to the case and add the Company as a defendant. As the lawsuits are in the early stages of discovery, the Company is unable to determine the effect, if any, on its financial position or results of operations. The Company intends to defend these lawsuits vigorously.

   In addition, the Company is also subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the ultimate resolution of these matters is not expected to have a material effect on the Company's results of operations or financial condition.

   The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on payments by the retailer. The risk of loss under these agreements is spread over numerous retailers and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $138 million at September 30, 2000. Losses under these agreements have not been significant.

NOTE 20--FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company is a party to on-balance sheet financial instruments as a result of its financing and funding activities. On-balance sheet financial assets include loans originated in conjunction with retail home sales, loans purchased from third parties, trade receivables arising from sales of homes to independent dealers and other receivables. The Company has estimated the fair value of loans held for sale by reference to the gain or loss estimated to have resulted had the loans been securitized at period end. The Company has estimated the fair value of loans held for investment by discounting the estimated future cash flows relating thereto using interest rates which approximate the interest rates charged by Oakwood Acceptance as of year end for loans of similar character and duration. Due to their short-term nature, the fair values of trade and other receivables approximates their carrying values.

                                                  Oakwood Homes Corporation   29

Oakwood Homes Corporation and Subsidiaries

   The Company estimates the fair value of retained regular and residual interests in REMIC securitizations and any related guarantee obligations as described in Notes 1 and 5. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies.

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

   The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 2000 and 1999:

                                                                      2000                                        1999
------------------------------------------------------------------------------------------------------------------------------------
                                                          Estimated             Carrying              Estimated            Carrying
(in thousands)                                           fair value              amount              fair value             amount
------------------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents, including restricted
    cash and investments                                  $ 48,281              $ 48,281              $ 77,281             $ 77,281
  Loans and investments
    Loans held for sale                                    211,296               211,296               279,927              279,927
    Loans held for investment
      Fixed rate loans                                       8,418                 8,512                43,271               42,312
      Variable rate loans                                       --                    --                 5,703                5,703
  Less: reserve for uncollectible receivables                   --                (3,556)                   --               (3,032)
    Retained REMIC regular interests                        77,229                77,229                69,325               69,325
    Retained REMIC residual interests                       28,685                28,685                36,630               36,630
  Other receivables                                        113,460               113,460                98,317               98,317
Liabilities
  Short-term borrowings                                     65,500                65,500               199,800              199,800
  Notes and bonds payable
    Fixed rate obligations                                  87,026               316,692               239,065              328,793
    Variable rate obligations                               13,237                13,237                23,371               23,371
  Guarantee liabilities on subordinated
    REMIC securities sold                                   26,807                30,809                18,954               18,954


NOTE 21--QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of quarterly financial information follows:


                                         First              Second                Third              Fourth
(in thousands except per share data)    quarter             quarter              quarter             quarter               Year
------------------------------------------------------------------------------------------------------------------------------------
2000
Net sales                              $297,494            $271,349             $310,558            $310,484            $1,189,885
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                           $ 61,245            $ 55,838             $ 74,042            $ 71,243            $  262,368
------------------------------------------------------------------------------------------------------------------------------------
Net loss                              $ (14,852)          $ (11,976)            $(11,125)          $ (82,912)           $ (120,865)
Loss per share
  Basic                                 $ (0.32)           $  (0.26)            $  (0.24)           $  (1.78)              $ (2.60)
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                               $ (0.32)            $ (0.26)            $  (0.24)           $  (1.78)              $ (2.60)
------------------------------------------------------------------------------------------------------------------------------------
1999
Net sales                              $359,814           $ 367,095             $404,346            $365,164            $1,496,419
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                           $104,633           $ 107,091             $116,540            $ 86,439            $  414,703
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                      $ 11,459           $   9,673              $ 7,854           $ (60,306)            $ (31,320)
Earnings (loss) per share
  Basic                                  $ 0.25              $ 0.21               $ 0.17            $  (1.30)              $ (0.67)
------------------------------------------------------------------------------------------------------------------------------------
  Diluted                                $ 0.24              $ 0.21               $ 0.17            $  (1.30)              $ (0.67)
------------------------------------------------------------------------------------------------------------------------------------

30    2000 Annual Report

   The sum of quarterly earnings per share amounts do not necessarily equal earnings per share for the year. In the fourth quarter of fiscal 2000 the Company recorded valuation provisions against its previously recorded deferred tax assets of $66.4 million or $1.43 per share.

NOTE 22--BUSINESS SEGMENT INFORMATION
Effective September 30, 1999 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). The Company operates in four major business segments. Management has determined these segments, in the case of housing operations, based upon the principal business activities conducted by housing business units, which are retail distribution of homes to consumers in the case of retail operations, and manufacturing of homes for distribution to the Company's retail operations and to independent dealers in the case of manufacturing operations. For financial services operations, management determined segments based upon the principal products offered to consumers: retail financing in the case of consumer finance and insurance products in the case of insurance operations. The business segments identified by management are consistent with organization structure used by the Company to manage its business.

   The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third party manufacturers. The Company's manufacturing operations sell a majority of their homes to the Company's retail operations, with a portion distributed through independent dealers. The consumer finance segment provides retail financing to customers of the manufactured housing segment, as well as to customers of independent retail dealers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The insurance segment reinsures insurance risk on property and casualty insurance, extended service contracts and credit life insurance sold to retail customers.

   Segment operating income is income before general corporate expenses, nonfinancial interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.

(in thousands)               2000          1999         1998
--------------------------------------------------------------------------------
Revenues
  Retail                  $  778,479    $1,047,035   $1,149,438
  Manufacturing              821,429     1,088,447      912,632
  Consumer finance            27,963        29,747       33,414
  Insurance                   67,503        61,482       36,834
  Eliminations/other        (411,242)     (637,486)    (649,765)
--------------------------------------------------------------------------------
                          $1,284,132    $1,589,225   $1,482,553
--------------------------------------------------------------------------------
Income (loss) from
    operations
  Retail                   $ (60,074)    $ (39,285)   $  43,934
  Manufacturing               45,772        76,064      101,383
  Consumer finance           (57,647)      (41,173)     (10,651)
  Insurance                   24,114        11,181        6,409
  Eliminations/other         (45,647)      (46,525)     (45,602)
--------------------------------------------------------------------------------
                             (93,482)      (39,738)      95,473
Nonfinancial services
  interest expense           (11,755)      (10,580)      (5,970)
Investment income                501           594          587
--------------------------------------------------------------------------------
  Income (loss) before
    income taxes          $ (104,736)    $ (49,724)   $  90,090
--------------------------------------------------------------------------------
Identifiable assets
  Retail                  $  475,227    $  560,253
  Manufacturing              604,946     1,038,673
  Consumer finance           637,264       491,585
  Insurance                  115,959       132,691
  Eliminations/other        (684,624)     (785,355)
--------------------------------------------------------------------------------
                          $1,148,772    $1,437,847
--------------------------------------------------------------------------------
Depreciation and
    amortization
  Retail                   $  10,247      $  9,149     $  6,154
  Manufacturing               17,240        19,847       10,083
  Consumer finance            12,378         8,760        2,413
  Insurance                       --            --           --
  Eliminations/other          10,463         7,803        6,300
--------------------------------------------------------------------------------
                           $  50,328     $  45,559    $  24,950
--------------------------------------------------------------------------------
Capital expenditures
  Retail                    $  7,632     $  24,267    $  19,831
  Manufacturing                6,092        20,459       24,432
  Consumer finance             3,741           268        2,878
  Insurance                       --            --           --
  General corporate            3,499         1,942        4,270
--------------------------------------------------------------------------------
                           $  20,964     $  46,936    $  51,411
--------------------------------------------------------------------------------

                                                 Oakwood Homes Corporation    31

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Oakwood Homes Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity and other comprehensive income present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As more fully described in Notes 2 and 10, on December 27, 2000 the Company amended and extended its credit facilities and related financial covenants through October 1, 2001. These credit facilities are necessary to fund continuing operations. The Company has incurred net losses in each of the two fiscal years ended September 30, 2000. The Company does not expect to generate income from operations during 2001.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Greensboro, North Carolina
November 28, 2000, except for the information presented in the third paragraph of Note 10 for which the date is December 27, 2000.

COMMON STOCK PRICES
Oakwood Homes Corporation and Subsidiaries


                                        2000                 1999                1998                 1997                1996
Quarter                            High       Low       High       Low      High       Low       High       Low      High       Low
------------------------------------------------------------------------------------------------------------------------------------
First                              4 7/8      1 3/16    16 7/8     11 7/16   33 3/16   24 7/8     29 7/8    21        21      16 5/8
Second                             4 7/8      2 5/16    20         13 5/16   41 3/4    33 1/8     23        17 3/8    25 3/4  18 1/2
Third                              3 15/16    1 13/16   15 3/16    12 1/16   38 13/16  26 5/16    24 3/4    16 3/4    25      20
Fourth                             2 7/16     1 3/16    13 1/16    4 1/2     31 7/8    13 1/16    30        23 7/16   28      20 3/8

DIVIDEND INFORMATION
Oakwood Homes Corporation and Subsidiaries

The Company's Board of Directors suspended the payment of cash dividends on common stock in August 2000. Prior to that time, the Company declared a cash dividend of $.01 per common share during each of the seven quarters in the period ended June 30, 2000.


32    2000 Annual Report

Securities Exchange Listing
New York Stock Exchange
Ticker Symbol--OH

Shareholders
At December 8, 2000, the Company has
an estimated 26,000 shareholders, including beneficial owners holding shares in nominee and "street" name.