Form 10-K, Exhibit 13
period 2001-09-30
OAKWOOD HOMES CORP
filed 2001-12-28
CIK 73609

                                                                      EXHIBIT 13


                   [Porions of Annual Report to Shareholders
                           incorporated by reference]

FINANCIAL HIGHLIGHTS

                                                                    Year ended September 30,
                                        ------------------------------------------------------------------------------
(in thousands, except per share data)     2001(1)       2000          1999          1998          1997         1996
----------------------------------------------------------------------------------------------------------------------
Net sales                               $1,005,120    $1,189,885    $1,496,419   $1,404,432    $  952,704     $862,079
Total revenues                          $1,095,705    $1,284,132    $1,589,225   $1,482,553    $1,070,051     $973,922
Income (loss) before cumulative
  effect of accounting changes          $ (159,183)   $ (120,865)   $  (31,320)  $   55,353    $   81,913     $ 68,255
Net income (loss)                       $ (176,049)   $ (120,865)   $  (31,320)  $   55,353    $   81,913     $ 68,255
Earnings (loss) per share
  before cumulative effect of
  accounting changes
    Basic                               $   (16.89)   $   (12.98)   $    (3.37)  $     5.99    $     8.97     $   7.63
    Diluted                             $   (16.89)   $   (12.98)   $    (3.37)  $     5.84    $     8.75     $   7.35
Earnings (loss) per share
    Basic                               $   (18.68)   $   (12.98)   $    (3.37)  $     5.99    $     8.97     $   7.63
    Diluted                             $   (18.68)   $   (12.98)   $    (3.37)  $     5.84    $     8.75     $   7.35
Total assets                            $  922,290    $1,148,772    $1,437,847   $1,283,376    $  904,506     $841,977
Notes and bonds payable                 $  323,120    $  329,929    $  352,164   $   61,875    $   78,815     $134,379
Cash dividends per share                $       --    $     0.15    $     0.20   $     0.20    $     0.20     $   0.20

(1) Includes the cumulative effect of accounting changes of approximately $16.9 million. See Note 1 to the Consolidated Financial Statements.


[BAR GRAPH]

       Net Sales
     (in millions)
-----------------------
1996            $   862
1997            $   953
1998            $ 1,404
1999            $ 1,496
2000            $ 1,190
2001            $ 1,005


[BAR GRAPH]

       New Homes
    Sold at Retail
    (in thousands)
-----------------------
1996               20.1
1997               22.1
1998               26.1
1999               22.1
2000               16.1
2001               13.2


[BAR GRAPH]

    Numbers of Sales
       Centers
-----------------------
1996                255
1997                300
1998                358
1999                412
2000                378
2001                299

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Oakwood Homes Corporation and Subsidiaries

Unless otherwise indicated, all references to annual periods refer to fiscal years ended September 30.

RESULTS OF OPERATIONS

Total sales decreased 16% to $1.0 billion in fiscal 2001 from $1.2 billion last year, following a 20% decrease in 2000 from the $1.5 billion reported in 1999. Total revenues declined 15% to $1.1 billion from $1.3 billion last year, compared to $1.6 billion reported for 1999.

         The following table summarizes certain key sales statistics for each of the last three years:

                                       2001              2000              1999
--------------------------------------------------------------------------------
Retail sales (in millions)           $   653           $   769          $ 1,037
Wholesale sales (in millions)        $   352           $   421          $   459
Total sales (in millions)            $ 1,005           $ 1,190          $ 1,496
Gross profit % --
  integrated operations                 24.8%             26.5%            33.0%
Gross profit % --
  wholesale operations                  13.8%             14.0%            15.8%
New single-section homes
  sold -- retail                       4,011             5,761            9,256
New multi-section homes
  sold -- retail                       9,216            10,333           12,810
Used homes sold -- retail              1,425             1,587            2,190
New single-section homes
  sold -- wholesale                    1,864             2,867            3,087
New multi-section homes
  sold -- wholesale                    8,025             9,307           10,153
Average new single-section
  sales price -- retail              $30,600           $31,300          $32,400
Average new multi-section
  sales price -- retail              $55,700           $55,200          $56,100
Average new single-section
  sales price -- wholesale           $21,300           $21,200          $21,800
Average new multi-section
  sales price -- wholesale           $38,900           $38,300          $38,000
Weighted average retail sales
  centers open during the year           352               384              383
Average dollar sales per sales
  center (in millions)               $   1.9           $   2.0          $   2.7

2001 COMPARED TO 2000

Net sales

The Company's sales volume continued to be adversely affected by extremely competitive industry conditions in 2001. Retail sales dollar volume decreased 15%, reflecting an 18% decrease in new unit volume and a 2% decrease in the average new unit sales price of single-section homes. These decreases were partially offset by a 1% increase in the average new unit sales price of multi-section homes and a shift in product mix toward multi-section homes, which have higher average selling prices than single-section homes. Average retail sales prices of single-section homes declined as a result of competitive pricing pressure and various promotional programs targeted at selling older inventory models. Multi-section homes accounted for 70% of new retail unit sales compared to 64% in 2000.

         During 2001 the Company opened one new sales center compared to 11 sales centers during 2000. During 2001 the Company also closed 48 underperforming sales centers and converted 32 sales centers to centers that exclusively market repossessed inventory. The closure or conversion of certain sales centers during 2001 resulted principally from the Company's restructuring plan, which was announced during the fourth quarter of 2001 and is described further below. The costs to convert the stores are expensed as incurred. During 2000, 45 sales centers were closed. Total new retail sales dollars at sales centers open more than one year decreased 12% during 2001.

         Wholesale sales dollar volume decreased 16% due to a 19% decrease in wholesale unit volume, partially offset by a 2% increase in the average new unit sales price of multi-section homes.

Gross profit

Gross profit margin -- integrated operations reflects gross profit earned on all sales at retail, as well as the manufacturing gross profit on retail sales of units manufactured by the Company. Gross profit margin -- integrated operations decreased from 26.5% in 2000 to 24.8% in 2001 primarily as a result of competitive pricing pressures, various promotional programs targeted at selling older inventory models and unfavorable manufacturing variances caused by reduced production schedules experienced during 2001.

         Wholesale gross profit margin decreased from 14.0% in 2000 to 13.8% in 2001 as a result of competitive pricing pressures and unfavorable manufacturing variances as described above.

Consumer finance revenues

Consumer finance revenues are summarized as follows:

(in thousands)                                         2001                2000
--------------------------------------------------------------------------------
Interest income                                     $ 31,281            $ 36,993
Servicing fees                                        27,830              23,464
REMIC residual income                                  9,118              16,055

Gains (losses) on securities sold and loans
    sold or held for sale:
      Gain (loss) on sale of securities and loans     10,200             (16,823)
      Valuation provisions on loans held for sale         --             (11,951)
--------------------------------------------------------------------------------
                                                      10,200             (28,774)

Impairment and valuation provisions                  (37,740)            (21,627)
Other                                                  1,663               1,852
--------------------------------------------------------------------------------
                                                    $ 42,352            $ 27,963
================================================================================

         The decrease in interest income primarily reflects lower average outstanding balances of loans held for sale in the warehouse prior to securitization, resulting from a decrease in loan originations and the timing of securitizations. This decrease was offset by higher average interest rates on loans held for sale in the warehouse prior to securitization.

         Loan servicing fees, which are reported net of amortization of servicing assets and liabilities, increased as a result of higher overall servicing cash flows from the Company's securitizations.

         In some instances, however, certain securitizations did not generate sufficient cash flows to enable the Company to receive its full servicing fee. The Company has not recorded revenues or receivables for these shortfalls because the Company's right to receive servicing fees generally is subordinate to the holders of regular REMIC interests.

         The decrease in REMIC residual income reflects reduced cash flow from certain retained residual interests due to increased liquidations of repossessions in certain securitizations and lower recovery rates on the liquidations.

         The gain/(loss) on sale of securities and loans reflects the completion of four securitizations in both 2001 and 2000. In addition, during fiscal 2000 the Company recorded provisions of $12.0 million to reduce the carrying value of loans held for sale to the lower of cost or market, resulting in aggregate gains on securities sold and loans sold or held for sale of $10.2 million in 2001 compared to aggregate losses of $28.8 million in 2000. The gains in 2001 reflect the increased spread between the yield on loans originated by the Company and the cost of funds obtained when the loans were securitized.

         Impairment and valuation provisions are summarized as follows:

(in thousands)                                          2001             2000
--------------------------------------------------------------------------------
Impairment writedowns of residual
  REMIC interests                                    $   620          $   103
Impairment writedowns of regular
  REMIC interests                                     20,563            3,690
Valuation provisions on servicing contracts           16,398            5,979
Provisions for potential guarantee obligations
  on REMIC securities sold                               159           11,855
--------------------------------------------------------------------------------
                                                     $37,740          $21,627
================================================================================

         During the fourth quarter of 2001 the Company sold substantially all subordinated securities retained from prior securitizations. Impairment charges of $20.6 million were recorded during the third quarter to reduce the carrying value of these regular REMIC interests to their estimated net realizable value.

         Except for the impairment charge related to the completed sale of the regular REMIC interests described above, impairment and valuation charges generally result from changes in assumptions of default rates and recovery rates on securitized loans. Management continues to monitor performance of the loan pools and underlying collateral and adjust the carrying value of assets and liabilities arising from loan securitizations as appropriate. Changes in loan pool performance and market conditions, such as general economic conditions and higher industry inventory levels of repossessed homes, may affect recovery rates and default rates and result in future impairment and valuation provisions.

         For the year ended September 30, 2001 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 1.98% of the average principal balance of the related loans, compared to approximately 2.03% one year ago. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 2001 the Company had a total of 3,687 unsold properties in repossession or foreclosure (approximately 2.83% of the total number of Oakwood originated serviced assets) compared to 2,603 and 2,417 at September 30, 2000 and 1999, respectively (approximately 2.06% and 1.97%, respectively, of the total number of Oakwood originated serviced assets).

         The Company believes that its historical loss experience has been favorably affected by its ability to resell repossessed units through its retail sales centers. In an effort to reduce the cost of repossession and foreclosure during 2001, the Company has also increasingly made use of its assumption program as an alternative to foreclosure. Under this program, the Company obtains the cooperation of the defaulting obligor and endeavors to find a new buyer that meets the then-current underwriting standards for repossessed homes who is willing to assume the defaulting obligor's loan. The costs of this program are reflected in consumer finance operating expenses. At September 30, 2001 the Company had 2,253 loans that were pending assumption under this program and are not included as unsold properties in repossession or foreclosure in the preceding paragraph.

         At September 30, 2001 the delinquency rate on Company originated loans, excluding loans originated on behalf of Deutsche Financial Capital ("DFC"), was 6.0%, compared to 4.4% at September 30, 2000. Higher delinquency levels may result in increased repossessions and related future impairment and valuation provisions.

Insurance revenues

Insurance revenues from the Company's captive reinsurance business decreased 31% to $38.9 million in 2001 from $56.4 million in 2000. A substantial portion of insurance revenues is derived from insurance policies sold in connection with new home sales by the Company's retail operations. If the adverse retail sales trends experienced in 2001 continue, insurance revenues may continue to decline in future periods.

         Effective June 1, 2000 the Company entered into a quota share agreement that management believes reduces the volatility of the Company's earnings by lowering its underwriting exposure to natural disasters such as hurricanes and floods. The agreement reduced the levels of credit support, which take the form of letters of credit and/or cash, to secure the reinsurance subsidiary's obligations to pay claims and to meet regulatory capital requirements. Under this arrangement, which covers physical damage policies, the Company retro-cedes 50% of the Company's physical damage premiums and losses on an ongoing basis. In return, the Company receives a nonrefundable commission with the potential to receive an incremental commission based on favorable loss experience. As a result of the Company's favorable loss experience since the inception of the quota share agreement, the Company recognized incremental commissions of $1.7 million during the year ended September 30, 2001.

         In order to further reduce volatility and the required levels of credit support, effective August 1, 2000 the Company entered into a commission-based arrangement for its extended service contract line of business. Policies in force on August 1, 2000 will continue to earn out over the policy term, while the Company earns a commission on all business written after that date.

         Effective March 1, 2001 the Company entered into an agreement which amended the basis upon which credit life premiums are ceded. Under the terms of the agreement, all unearned credit life premiums and loss reserves were transferred back to the ceding company. Remaining premiums for policies in force at that date and premiums for new policies thereafter are ceded on an earned basis, rather than on a written basis. This agreement reduced the level of credit support required to maintain regulatory compliance.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $24.3 million, or 7%, in 2001 compared to 2000. As a percentage of net sales, selling, general and administrative expenses increased to 30.9% of net sales in 2001 from 28.2% of net sales in 2000. This increase is primarily a result of certain salesperson compensation incentives associated with a reduction of inventory levels and higher operating expenses at sales centers in the process of closing, combined with a lower sales base over which to spread the Company's fixed portion of distribution and overhead costs. In addition, during the third quarter of 2001 the Company recorded in selling, general and administrative expenses a $2.1 million charge, most of which was noncash in nature, related to the closing of 12 sales centers.

Consumer finance operating expenses

Consumer finance operating expenses increased $9.5 million, or 22%, during 2001 principally as a result of the Company's increasing use of its assumption program, which was previously described. Costs associated with this program were $12.2 million in 2001. The Company did not separately track similar costs during 2000 due to their relative insignificance. These increased costs were partially offset by the effect of cost reduction initiatives undertaken during the fourth quarter of 2000 and during 2001. During 2001 the average number of loans serviced by the Company increased by 0.7%.

Insurance operating expenses

Insurance operating expenses decreased 52% to $15.5 million during 2001 primarily as a result of favorable loss ratios and because a larger percentage of insurance revenues were derived from products with lower expense ratios. Because reinsurance claims costs are recorded as insured events occur, reinsurance underwriting risk may increase the volatility of the Company's earnings, particularly with respect to property and casualty reinsurance. However, the reinsurance agreement described previously, as well as the Company's purchase of catastrophe reinsurance, should reduce the Company's underwriting exposure to natural disasters.

Restructuring charges

During 1999 the Company recorded restructuring charges of approximately $25.9 million, related primarily to the closing of four manufacturing lines, the temporary idling of five others and the closing of approximately 40 sales centers. The charges in 1999 include severance and other termination costs related to approximately 2,150 employees primarily in manufacturing, retail and finance operations, costs associated with closing plants and sales centers, and asset writedowns.

         During 2000 the Company reversed into income $6.4 million of charges initially recorded in 1999. Approximately $2.9 million of the reversal related to the Company's legal determination that it was not required to pay severance amounts to certain terminated employees under the Worker Adjustment and Retraining Notification Act ("WARN"). Upon the expiration of a six-month waiting period specified by WARN and the Company's final calculation of the number of affected employees in relation to its workforce at the time of the restructuring announcement, the Company determined that it was not required to pay amounts previously accrued. During 2000 the Company also reevaluated its restructuring plans and determined that the losses associated with the closing of retail sales centers, the idling or closing of manufacturing plants, the disposition of certain assets and legal costs were less than anticipated and $3.5 million of the charges was reversed. During 2000 the Company recorded an additional $3.8 million charge, primarily related to severance costs associated with a reduction in headcount of 250 people primarily in the corporate, finance and manufacturing operations area, and the closure of offices.

         During the fourth quarter of 2001 the Company recorded restructuring charges of approximately $17.8 million, primarily related to the closing of approximately 90 underperforming retail sales centers, a majority of which were located in the South, in areas where the Company has experienced poor operating results as well as poor credit performance. The Company expects to sell a number of these centers to independent retailers who will continue to sell the Company's products. Other centers will be converted to stores which exclusively sell repossessed homes. The centers not sold or converted will continue to operate while liquidating the majority of their inventory in place, after which they will be closed. Although the Company idled one manufacturing facility in Texas during the third quarter of 2001, it does not expect any further plant closings as a result of the retail store closings previously described. The Company expects to complete these restructuring activities during the second quarter of 2002.

         Of the $4.9 million remaining in the restructuring reserve at September 30, 2001, $80,000 related to provisions established before the fourth quarter of 2001.

         During the execution of the Company's restructuring plans, 2,800 employees were affected, of which 2,150 and 250 were terminated during the fourth quarters of 1999 and 2000, respectively. The Company expects to terminate approximately 400 employees as part of its fourth quarter 2001 plan, of which 120 had been terminated at September 30, 2001.

   The components of the restructuring provisions are as follows:

                                                                            Severance and      Plant, sales
                                                                          other termination     center and        Asset
(in thousands)                                                                 charges        office closings  writedowns     Total
------------------------------------------------------------------------------------------------------------------------------------
Original provision                                                             $ 7,350            $ 7,384       $ 11,192   $ 25,926
Payments and balance sheet charges in 1999                                      (1,707)              (141)       (11,192)   (13,040)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                                                    5,643              7,243            --      12,886
Reversal of restructuring charges                                               (3,912)            (2,076)          (378)    (6,366)
Additional provision                                                             1,974              1,780             15      3,769
Payments and balance sheet charges in 2000                                      (2,946)            (5,895)           363     (8,478)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000                                                      759              1,052            --       1,811
Reversal of 1999 restructuring charges                                             (30)               (45)           --         (75)
Additional provision                                                               681              4,702         12,460     17,843
Payments and balance sheet charges in 2001                                        (729)            (1,512)       (12,460)   (14,701)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2001                                                  $   681            $ 4,197       $     --   $  4,878
====================================================================================================================================

Interest expense

Interest expense increased $4.8 million, or 10%, during 2001 primarily due to higher fees and higher interest rates than in 2000 associated with the Company's short-term credit facilities. These increases were partially offset by lower average balances outstanding during the year. The Company also expensed approximately $3.1 million of costs associated with efforts that did not lead to replacing its revolving credit facility.

Income taxes

Because the Company has operated at a loss in its three most recent fiscal years and because management believes difficult competitive and economic conditions may continue for the foreseeable future, management believes that under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), it is not appropriate to record income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. Consequently, the Company's results for the year ended September 30, 2001 do not reflect a benefit from income taxes, notwithstanding the fact that the Company reported a loss for the period. At September 30, 2001 the Company has approximately $128 million of deferred tax assets against which a full valuation allowance has been recorded. The valuation allowance will be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

Cumulative effect of accounting changes

Effective October 1, 2000 the Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and recorded a charge of $14.6 million as a cumulative effect of an accounting change as of that date. The effect of this change on current year operations, excluding the cumulative effect, was $13.3 million. Under its previous accounting policy, the Company recognized revenue for the majority of retail sales upon closing, which included execution of loan documents and related paperwork and receipt of the customer's down payment. In adopting the provisions of SAB 101, the Company changed its revenue recognition policy on these retail sales to a method based on placement of the home at the customer's site and completion of all contractual obligations. The Company's restated quarterly financial results for 2001 are shown in Note 21 to the Consolidated Financial Statements.

         In October 2000 the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," which sets forth new accounting requirements for the recognition of impairment on REMIC interests arising from securitizations. Under the prior accounting rule, declines in the value of retained REMIC interests were recognized in earnings when the present value of estimated cash flows discounted at a risk-free rate using current assumptions was less than the carrying value of the retained interest. Under the new accounting rule, declines in value are recognized when the following occur: the fair value of the retained interest is less than its carrying value and the timing and/or amount of cash expected to be received from the retained interest has changed adversely from the previous valuation which determined the carrying value of the retained interest. When both of these circumstances occur, the carrying value of the retained interest is reduced to its estimated fair value.

         The Company adopted EITF 99-20 as required on April 1, 2001 and accordingly recorded a cumulative effect of an accounting change of $2.3 million as of that date.

2000 COMPARED TO 1999

Net sales

The Company's sales volume continued to be adversely affected by extremely competitive industry conditions in 2000. Retail sales dollar volume decreased 26%, reflecting a 27% decrease in new unit volume and decreases of 3% and 2% in the average new unit sales prices of single-section and multi-section homes, respectively. These decreases were partially offset by a shift in product mix toward multi-section homes, which have higher average selling prices than single-section homes. Average retail sales prices declined as a result of competitive pricing pressure and various promotional programs targeted at selling older inventory models. Multi-section homes accounted for 64% of new retail unit sales compared to 58% in 1999.

         During 2000 the Company opened or acquired 11 new sales centers compared to 60 sales centers during 1999. The Company also closed 45 underperforming sales centers during the year, primarily as part of its restructuring plans announced during the fourth quarter of 1999. During 1999 seven sales centers were closed. Total new retail sales dollars at sales centers open more than one year decreased 33% during 2000.

         Wholesale sales dollar volume decreased 8% due to an 8% decrease in wholesale unit volume and a 3% decrease in the average new unit sales price of single-section homes. These decreases were partially offset by a 1% increase in the average new unit sales price of multi-section homes.

Gross profit

Gross profit margin -- integrated operations decreased from 33.0% in 1999 to 26.5% primarily as a result of competitive pricing pressures, various promotional programs and unfavorable manufacturing variances caused by reduced production schedules experienced during 2000.

         Wholesale gross profit margin decreased from 15.8% in 1999 to 14.0% in 2000 as a result of competitive pricing pressures and unfavorable manufacturing variances as described above.

Consumer finance revenues

Consumer finance revenues are summarized as follows:

(in thousands)                                       2000              1999
--------------------------------------------------------------------------------
Interest income                                  $ 36,993           $ 41,655
Servicing fees                                     23,464             25,632
REMIC residual income                              16,055              7,955

Losses on securities sold and loans sold
  or held for sale:
  Loss on sale of securities and loans            (16,823)           (10,790)
  Valuation provisions on loans held for sale     (11,951)            (3,662)
--------------------------------------------------------------------------------
                                                  (28,774)           (14,452)

Impairment and valuation provisions               (21,627)           (32,097)
Other                                               1,852              1,054
--------------------------------------------------------------------------------
                                                 $ 27,963           $ 29,747
================================================================================

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

         Loan servicing fees, which are reported net of amortization of servicing assets and liabilities, declined as a result of increased servicing asset amortization and lower servicing cash flows from the Company's securitizations. Servicing fees did not increase commensurately with the growth of the Company's securitized loan portfolio because certain securitizations did not generate sufficient cash flows to enable the Company to receive its full servicing fee.

         The increase in REMIC residual income reflects higher yields on retained residual interests in REMIC securitizations primarily due to favorable cash flow performance on certain interests whose values were previously written down.

         The loss on sale of securities and loans reflects the completion of four securitizations for both 2000 and 1999 and for 2000 includes the loss on sale of all BBB-rated asset-backed securities retained by the Company from securitizations prior to December 31, 1999. In addition, during fiscal 2000 and 1999 the Company recorded provisions of $12.0 million and $3.7 million, respectively, to reduce the carrying value of loans held for sale to the lower of cost or market, resulting in aggregate losses on securities sold and loans sold or held for sale of $28.8 million in 2000, compared to $14.5 million in 1999. The increase in securitization losses reflects principally a significant decline in the spread between the yield on loans originated by the Company and the cost of funds obtained when the loans were securitized.

Impairment and valuation provisions are summarized as follows:

(in thousands)                                         2000             1999
--------------------------------------------------------------------------------
Impairment writedowns of residual
  REMIC interests                                   $   103           $18,217
Impairment writedowns of regular
  REMIC interests                                     3,690             1,373
Valuation provisions on servicing contracts           5,979             8,713
Provisions for potential guarantee
  obligations on REMIC securities sold               11,855             3,794
--------------------------------------------------------------------------------
                                                    $21,627           $32,097
================================================================================

         Except for the impairment charge relating to regular REMIC interests, these charges and credits generally resulted from changes in assumptions of default rates and recovery rates on securitized loans. The impairment writedown of regular REMIC interests reflects the Company's determination that the decline in fair value of a retained REMIC regular interest below its amortized cost was other than temporary.

         For the year ended September 30, 2000 total credit losses on loans originated by the Company, including losses relating to assets securitized by the Company, loans held for investment, loans held for sale and loans sold with full or partial recourse, amounted to approximately 2.03% of the average principal balance of the related loans, compared to approximately 1.72% at September 30, 1999. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At September 30, 2000 the Company had a total of 2,603 unsold properties in repossession or foreclosure (approximately 2.06% of the total number of Oakwood originated serviced assets) compared to 2,417 and 1,430 at September 30, 1999 and 1998, respectively (approximately 1.97% and 1.28%, respectively, of the total number of Oakwood originated serviced assets).

         At September 30, 2000 the delinquency rate on Company originated loans, excluding loans originated on behalf of DFC, was 4.4%, compared to 4.9% at September 30, 1999.

Insurance revenues

Insurance revenues from the Company's captive reinsurance business increased 14% to $56.4 million in 2000 from $49.6 million in 1999.

         Effective June 1, 2000 and August 1, 2000, respectively, the Company entered into a quota share agreement for its physical damage policies and a commission-based arrangement for its extended service contract line of business. Both agreements are more fully described in the "2001 Compared to 2000 -- Insurance revenues" discussion above.

Other income

Other income decreased from $13.4 million in 1999 to $9.9 million in 2000. Results for 1999 included a $1.1 million insurance settlement gain and a $1.4 million gain on sale of two corporate airplanes.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $76.2 million, or 19%, in 2000 compared to 1999. This decrease resulted from cost reduction initiatives undertaken, particularly at retail, as well as lower sales volumes. However, as a percentage of net sales, selling, general and administrative expenses increased to 28.2% of net sales for the year ended September 30, 2000, from 27.5% of net sales in 1999 as a result of a lower sales base over which to spread the Company's fixed portion of distribution and overhead costs and higher service and warranty costs.

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

Insurance operating expenses

Insurance operating expenses decreased 16% to $32.3 million during 2000 despite an increase in insurance revenues. Expenses did not increase commensurately with the increase in insurance revenues because a larger percentage of insurance revenues were derived from products with lower expense ratios, as well as more favorable loss ratios across all products in 2000. In addition, insurance operating costs in 1999 included estimated losses, net of recoveries from the Company's reinsurers, of approximately $5.6 million associated with flooding and other storm damage claims from Hurricane Floyd.

Restructuring charges

During 2000 the Company reevaluated its 1999 restructuring charges and determined that the losses associated with the closing of retail sales centers and the idling or closing of manufacturing plants were less than anticipated, and a portion of the charges was reversed. The Company also recorded additional provisions of $3.8 million, primarily related to severance costs associated with a reduction in headcount and the closure of certain offices and facilities. Refer to the information provided above in "2001 Compared to 2000 -- Restructuring charges."

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

Income taxes

During 2000 the Company charged against earnings a valuation allowance of $66.4 million related to deferred income tax assets in accordance with the provisions of FAS 109.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended September 30, 2001 and 2000 the Company reported net losses of $176.0 million and $120.9 million, respectively.

         As discussed in Note 2 to the Consolidated Financial Statements, these financial results reflect business conditions within the manufactured housing industry. The Company is currently operating in a highly competitive environment caused principally by the industry's aggressive expansion in the retail channel, excessive amounts of finished goods inventory and a general reduction in the availability of financing at both the wholesale and retail levels. A decline in overall economic conditions has also contributed to a difficult environment. The industry estimates that shipments of manufactured homes from production facilities declined by approximately 28% during calendar 2000 and by approximately 26% during the first ten months of calendar 2001.

         The Company began to experience the effect of these cyclical industry factors during late fiscal 1999 and took steps to begin to lower inventory levels, reduce operating expenses and maximize cash flow. These efforts continued during 2000 and 2001 as the Company maintained its focus on areas considered to be within its span of control, principally cost control and inventory management. Many of the actions taken, most notably plant and sales center closings, curtailed production schedules and competitive pricing to effect a $215.0 million reduction in inventories since September 1999, negatively affected the Company's reported earnings for 2000 and 2001. Management believes that, unless business conditions improve, the Company is likely to incur a loss in 2002; however, it plans to continue to manage operations to generate positive cash flow. The Company believes that its operating cash flow, coupled with its continued access to the asset-backed securities market and borrowings under its credit facilities, which are described below, will provide sufficient liquidity to meet obligations, including potential repayment of the 8% reset debentures described in Note 11 to the Consolidated Financial Statements, and to execute its business plan during 2002.

         In the event of further deterioration in market conditions, the Company would take additional steps to protect liquidity and manage cash flow. Among other things, these actions might include further production curtailments, closing of additional retail sales centers or the selective sale of operational or financial assets.

         The Company operates its plants to support its captive retail sales centers and its independent retailer base. The Company has, and will continue to, adjust production capacity in line with demand, producing at a rate that will allow the Company to lower its inventories. At September 30, 2001 the Company was operating 20 plants, though many were operating at reduced production schedules. Should market conditions worsen from those anticipated, the Company will continue to curtail production by lowering production speed or idling additional production facilities.

         The Company's primary sources of liquidity include cash generated by operations, borrowing availability under its two credit facilities and its securitization program through which loans are sold into the asset-backed securities market.

         During 2001 the Company generated $47.5 million of cash from operating activities, principally as a result of a $94.4 million reduction in its inventories and the sale of substantially all subordinated asset-backed securities rated below BBB previously retained by the Company from prior securitizations. The sale of these subordinated securities was finalized during the fourth quarter of 2001 and generated $72.9 million of cash.

         Subsequent to the sale of the retained subordinated securities, the Company retired its $75 million revolving credit facility, which was scheduled to mature in October 2001. In connection with the retirement, approximately $9.0 million of cash held by the lenders in a cash collateral account was returned to the Company. The net cash proceeds from the sale of the retained subordinated securities and the release of the cash collateral more than offset the $75 million previously available under the revolving credit facility.

         The Company currently has in place two credit facilities that it believes are adequate to meet liquidity needs during 2002. During the second quarter of 2001, a newly formed, special purpose entity of the Company entered into a three-year, $200 million loan purchase facility with a financial institution. It provides for funding of up to 81% of qualifying loan principal balances held for sale. The new facility replaced the Company's $250 million facility with a commercial paper issuer, which was scheduled to expire in October 2001. Under the new facility, the Company issued to a sister company of the financial institution a warrant valued at approximately $11.0 million to acquire approximately 1.9 million shares of the Company's common stock with an exercise price of approximately $9.84 per share. The warrant, which is immediately exercisable, expires in February 2009.

         In October 2001 a newly formed, special purpose entity of the Company entered into a $50 million servicer advance facility with an institutional investor. The facility, which matures in August 2003, provides an additional source of funding for loan servicing advances, which was one of the principal uses of the Company's retired revolving credit facility.

         The Company plans to negotiate an additional credit facility during 2002, a major use of which will be to support outstanding letters of credit that continue to be provided by a lender which participated in the retired revolving credit facility. However, there can be no assurance that the Company will be able to finalize such facility. The current letter of credit arrangement matures in October 2002.

         The Company continues to generate liquidity through its securitization program. The retail financing of sales of the Company's products is an integral part of the Company's integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by regularly securitizing such loans through the asset-backed securities market. Should the Company's ability to access the asset-backed securities market become impaired, the Company would be required to seek additional sources of funding for its finance business. Such sources might include, but would not be limited to, the sale of whole loans to unrelated third parties and the increased utilization of FHA financing. The Company's inability to find alternative sources of funding could have an adverse impact on the Company's liquidity and operations.

         The Company, from time to time, has retained certain subordinated securities from its securitizations. At September 30, 2001 the Company owned such subordinated asset-backed securities having a carrying value of $5.9 million associated with the August 2001 securitization, as well as securities having a carrying value of $1.8 million from securitization transactions prior to 1994. The Company considers any asset-backed securities retained to be available for sale and would consider opportunities to liquidate these securities based upon market conditions. A significant decrease in the demand for subordinated asset-backed securities at prices acceptable to the Company would likely require the Company to seek alternative sources of financing for the loans originated by the consumer finance business, or require the Company to seek alternative long-term financing for the subordinated asset-backed securities. There can be no assurance that such alternative financing can be obtained and the inability of the Company to obtain such alternative financing could adversely impact the Company's liquidity and operations.

         At September 30, 2001 the Company was in compliance with all covenants contained in its debt agreements.

         The Company estimates that in 2002 capital expenditures will approximate $14 million comprised principally of improvements at existing facilities, computer equipment and the replacement of certain computer information systems.

         During the year ended September 30, 2001 the Company decreased inventories by $94.4 million as a result of inventory reduction measures described previously.

         The decrease in loans and investments from September 30, 2000 principally reflects a decrease in loans held for sale from $211 million at September 30, 2000 to $163 million at September 30, 2001. The Company originates loans and warehouses them until sufficient receivables have been accumulated for a securitization. Changes in loan origination volume, which is significantly affected by retail sales, and the timing of loan securitization transactions affect the amount of loans held for sale at any point in time.

NEW ACCOUNTING STANDARDS

In June 2001 the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," ("FAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets," ("FAS 142"). FAS 141 mandates the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. FAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by FAS 142 are that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company is required to adopt FAS 142 at the beginning of 2003. The Company has not yet determined the impact that this statement could have on its financial position or results of operations.

MARKET RISK

Certain of the Company's financial instruments are subject to market risk, including interest rate risk. The Company's financial instruments are not currently subject to foreign currency risk or commodity price risk. The Company has no financial instruments held for trading purposes.

         The Company originates loans, most of which are at fixed rates of interest, in the ordinary course of business and periodically securitizes them to obtain permanent financing for such loan originations. Accordingly, the Company's loans held for sale are exposed to risk from changes in interest rates between the times loans are originated and the time at which the Company obtains permanent financing, generally at fixed rates of interest, in the asset-backed securities market. The Company attempts to manage this risk by minimizing the warehousing period of unsecuritized loans. Loans held for sale are excluded from the table below as they primarily represent recent originations which are intended for securitization in 2002.

         Loans held for investment acted as collateral for certain of the Company's debt obligations, which were repaid during 2001, and are subject to interest rate risk. The Company currently does not originate any loans with the intention of holding them for investment.

         Retained regular and residual REMIC interests are held as available for sale securities; the value of these securities may change in response to, among other things, changes in interest rates. Such interests in REMIC securitizations are valued as described in Notes 1, 4 and 5 to the Consolidated Financial Statements.

         The Company's loan purchase facility provides for interest at a variable rate. Accordingly, an increase in short-term interest rates would adversely affect interest expense on such facility. In addition, certain of the Company's notes and bonds payable bear interest at floating rates, and interest expense on such obligations would be adversely affected by an increase in short-term interest rates.

         The following table sets forth the Company's financial instruments that are sensitive to changes in interest rates at September 30, 2001:

                                 Weighted                                       Assumed cash flows
                                  average      -------------------------------------------------------------------------------------
                               interest rate                                                          There-              Estimated
(dollar amounts in thousands)  at year end(1)  2002       2003       2004       2005       2006       after       Total   fair value
-----------------------------  --------------  ----       ----       ----       ----       ----       -----       -----   ----------
Loans held for investment(2)
  Fixed rate loans                10.3%        $1,036    $  850     $  697     $  569     $  464     $ 1,719     $ 5,335   $ 3,001

Retained REMIC interests(3)
  Regular interests                9.1%         1,419     1,870      2,842      2,158      2,407      14,063      24,759     7,619
  Residual interests              19.2%         9,394     9,979      9,534      7,844        785      38,952      76,488    28,956

(1) For REMIC residual interests represents the weighted average interest rate used to discount assumed cash flows.

(2) Assumed cash flows represent contractual cash flows reduced by the effects of estimated prepayments.

(3) Assumed cash flows reflect the assumed prepayment rates used in estimating the fair values of the related REMIC interests.

                                 Weighted                                       Maturities
                                  average      -------------------------------------------------------------------------------------
                               interest rate                                                         There-               Estimated
(dollar amounts in thousands)   at year end      2002       2003      2004       2005     2006       after       Total    fair value
-----------------------------  --------------    ----       ----      ----       ----     ----       -----       -----    ----------
Short-term borrowings              3.9%        $47,500     $ --     $     --     $ --     $ --     $     --     $ 47,500   $ 47,500

Notes and bonds payable
  Fixed rate                       8.0%         16,501       72      124,895       71       75      174,328      315,942    137,979
  Variable rate                    3.4%            664      632          632      573      564        4,113        7,178      7,178

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements and information based on beliefs of the Company's management as well as assumptions made by, and information currently available to, the Company's management. These statements include, among others, statements relating to the Company's expectation that it will sell a number of the underperforming retail centers that it is closing to independent retailers who will continue to sell the Company's products; the expectation that it will convert other underperforming sales centers to stores that exclusively sell repossessed homes; the belief that it will continue to operate other underperforming sales centers that are not sold or converted to liquidate their inventory; the belief that its operating cash flow, coupled with its continued access to the asset-backed securities market and borrowings under its existing credit facilities, will provide sufficient liquidity to meet its obligations, including potential repayment of the 8% reset debentures, and to execute its business plan during 2002; the plan to negotiate an additional credit facility in 2002; the intention to continue to manage operations to generate positive cash flow even though it expects to incur a loss during 2002; the intention to take additional steps to protect liquidity and manage cash flow in the event of further deterioration in market conditions; the intention to continue to adjust production capacity in line with demand thereby enabling it to produce homes at a rate that will allow the Company to lower its inventories; the intention to continue to curtail production by lowering production speed or idling additional production facilities if market conditions worsen from those anticipated; and the reduction in the Company's insurance underwriting exposure as a result of the quota share agreement and its purchase of catastrophe reinsurance. Words like "believe," "expect," "should" and similar expressions used in this Annual Report are intended to identify other such forward-looking statements.

         These forward-looking statements reflect the current views of the Company with respect to future events and are subject to a number of risks, including, among others, the following: competitive industry conditions could further adversely affect sales and profitability; the Company may be unable to access sufficient capital to fund its operations; it may recognize special charges or experience increased costs in connection with its securitization or other financing activities; the Company may recognize special charges or experience increased costs in connection with restructuring activities; the Company may not realize anticipated benefits associated with its restructuring activities (including the closing of underperforming sales centers); adverse changes in governmental regulations applicable to its business could negatively impact the Company; it could suffer losses resulting from litigation (including shareholder class actions or other class action suits); the captive Bermuda reinsurance subsidiary could experience significant losses; the Company could experience increased credit losses or higher delinquency rates on loans originated; negative changes in general economic conditions in markets could adversely impact the Company; it could lose the services of key management personnel; and any other factors that generally affect companies in these lines of business could also adversely impact the Company. Should the Company's underlying assumptions prove incorrect or should one or more of the risks and uncertainties materialize, actual events or results may vary materially and adversely from those described herein as anticipated, expected, believed or estimated.

CONSOLIDATED STATEMENT OF OPERATIONS
Oakwood Homes Corporation and Subsidiaries


                                                                                             Year ended September 30,
                                                                                             ------------------------
(in thousands except per share data)                                           2001                   2000                  1999
------------------------------------                                           ----                   ----                  ----
REVENUES
  Net sales                                                                $ 1,005,120            $ 1,189,885           $ 1,496,419
  Financial services
    Consumer finance, net of impairment and valuation provisions                42,352                 27,963                29,747
    Insurance                                                                   38,948                 56,430                49,643
                                                                           -----------            -----------           -----------
                                                                                81,300                 84,393                79,390
  Other income                                                                   9,285                  9,854                13,416
                                                                           -----------            -----------           -----------
      Total revenues                                                         1,095,705              1,284,132             1,589,225
                                                                           -----------            -----------           -----------
COSTS AND EXPENSES
  Cost of sales                                                                794,634                927,517             1,081,716
  Selling, general and administrative expenses                                 310,787                335,123               411,344
  Financial services operating expenses
    Consumer finance                                                            52,681                 43,220                37,530
    Insurance                                                                   15,468                 32,316                38,463
                                                                           -----------            -----------           -----------
                                                                                68,149                 75,536                75,993
  Restructuring charges (reversals)                                             17,768                 (2,597)               25,926
  Provision for losses on credit sales                                           8,447                  3,000                 3,261
  Interest expense                                                              55,103                 50,289                40,709
                                                                           -----------            -----------           -----------
      Total costs and expenses                                               1,254,888              1,388,868             1,638,949
                                                                           -----------            -----------           -----------
LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGES                                                            (159,183)              (104,736)              (49,724)
Provision for income taxes                                                          --                 16,129               (18,404)
                                                                           -----------            -----------           -----------
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                           (159,183)              (120,865)              (31,320)
Cumulative effect of accounting changes, net of income taxes                   (16,866)                    --                    --
                                                                           -----------            -----------           -----------
NET LOSS                                                                   $  (176,049)           $  (120,865)          $   (31,320)
                                                                           ===========            ===========           ===========

LOSS PER SHARE BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES
  Basic                                                                    $    (16.89)           $    (12.98)          $     (3.37)
                                                                           ===========            ===========           ===========
  Diluted                                                                  $    (16.89)           $    (12.98)          $     (3.37)
                                                                           ===========            ===========           ===========
NET LOSS PER SHARE
  Basic                                                                    $    (18.68)           $    (12.98)          $     (3.37)
                                                                           ===========            ===========           ===========
  Diluted                                                                  $    (18.68)           $    (12.98)          $     (3.37)
                                                                           ===========            ===========           ===========

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
Oakwood Homes Corporation and Subsidiaries


                                                                            September 30,
                                                                            -------------
(in thousands except share and per share data)                         2001             2000
----------------------------------------------                         ----             ----
ASSETS
Cash and cash equivalents                                          $    44,246      $    22,523
Loans and investments                                                  199,403          322,166
Other receivables                                                      124,807          113,460
Inventories                                                            228,572          323,003
Properties and facilities                                              208,798          241,107
Other assets                                                           116,464          126,513
                                                                   -----------      -----------
                                                                   $   922,290      $ 1,148,772
                                                                   ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings                                              $    47,500      $    65,500
Notes and bonds payable                                                323,120          329,929
Accounts payable and accrued liabilities                               250,658          261,888
Insurance reserves and unearned premiums                                17,322           44,602
Deferred income taxes                                                    6,169            6,169
Other long-term obligations                                             38,750           35,400
Shareholders' equity
  Common stock, $.50 par value; 100,000,000 shares authorized;
    9,528,000 and 9,421,000 shares issued and outstanding                4,764            4,711
  Additional paid-in capital                                           199,761          188,583
  Retained earnings                                                     28,497          204,546
                                                                   -----------      -----------
                                                                       233,022          397,840
  Accumulated other comprehensive income                                 5,912            7,625
  Unearned compensation                                                   (163)            (181)
                                                                   -----------      -----------
      Total shareholders' equity                                       238,771          405,284
Commitments and contingencies (Notes 4, 11 and 19)
                                                                   -----------      -----------
                                                                   $   922,290      $ 1,148,772
                                                                   ===========      ===========

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Oakwood Homes Corporation and Subsidiaries


                                                                        Year ended September 30,
                                                                        ------------------------
(in thousands)                                                   2001             2000             1999
--------------                                                   ----             ----             ----
OPERATING ACTIVITIES
  Net loss                                                    $(176,049)     $  (120,865)     $   (31,320)
  Adjustments to reconcile net loss to cash provided
      (used) by operating activities
    Cumulative effect of accounting changes                      16,866               --               --
    Depreciation and amortization                                57,401           50,328           45,559
    Deferred income taxes                                            --           36,881          (21,992)
    Provision for losses on credit sales                          8,447            3,000            3,261
    (Gain) loss on securities sold and loans sold or held
      for sale                                                  (10,200)          28,774           14,452
    Impairment and valuation provisions                          37,740           21,627           32,097
    Excess of cash receipts over REMIC residual income
      recognized (income recognized over cash received)            (707)           6,776           29,338
    Reversal of restructuring charges                               (75)          (6,366)              --
    Noncash restructuring charges                                12,460            1,190           10,455
    Other                                                        (6,645)          (8,611)         (10,663)
    Changes in assets and liabilities
      Other receivables                                          (9,975)         (15,804)         (31,832)
      Inventories                                               128,682          120,595         (152,346)
      Deferred insurance policy acquisition costs                 1,008           10,379           (3,323)
      Other assets                                              (12,496)         (11,911)          (9,190)
      Accounts payable and accrued liabilities                  (26,682)           9,265             (439)
      Insurance reserves and unearned premiums                  (27,280)         (44,802)          31,985
      Other long-term obligations                                (2,805)          (3,417)           1,626
                                                              ---------      -----------      -----------

        Cash provided (used) by operations                      (10,310)          77,039          (92,332)
  Loans originated                                             (847,005)      (1,037,872)      (1,364,133)
  Purchase of loans and securities                                   --           (3,536)        (108,297)
  Sale of loans                                                 896,142        1,088,487        1,469,134
  Principal receipts on loans                                     8,641           21,480           33,282
                                                              ---------      -----------      -----------
        Cash provided (used) by operating activities             47,468          145,598          (62,346)
                                                              ---------      -----------      -----------
INVESTING ACTIVITIES
  Acquisition of properties and facilities                      (11,144)         (20,964)         (46,936)
  Investment in and advances to joint venture                        --               --           22,150
  Other                                                          10,348           28,453          (27,526)
                                                              ---------      -----------      -----------
        Cash provided (used) by investing activities               (796)           7,489          (52,312)
                                                              ---------      -----------      -----------
FINANCING ACTIVITIES
  Net repayments on short-term credit facilities                (18,000)        (134,300)        (175,223)
  Proceeds from issuance of notes and bonds payable                  --               --          305,275
  Payments on notes and bonds                                    (6,951)         (22,126)         (17,182)
  Cash dividends                                                     --           (1,414)          (1,880)
  Proceeds from exercise of stock options                             2              337            1,636
                                                              ---------      -----------      -----------
        Cash provided (used) by financing activities            (24,949)        (157,503)         112,626
                                                              ---------      -----------      -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             21,723           (4,416)          (2,032)
CASH AND CASH EQUIVALENTS
  BEGINNING OF YEAR                                              22,523           26,939           28,971
                                                              ---------      -----------      -----------
  END OF YEAR                                                 $  44,246      $    22,523      $    26,939
                                                              =========      ===========      ===========

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
Oakwood Homes Corporation and Subsidiaries


                                                                                          Accumulated
                                         Common                Additional                   other                         Total
                                         shares       Common    paid-in      Retained    comprehensive    Unearned     shareholders'
(in thousands except per share data)   outstanding    stock     capital      earnings       income      compensation     equity
------------------------------------   -----------    -----     -------      --------       ------      ------------     ------
BALANCE AT SEPTEMBER 30, 1998             9,332      $ 4,666   $ 186,256    $ 360,025      $    --        $(3,272)      $ 547,675
Comprehensive income:
  Net loss                                   --           --          --      (31,320)          --             --         (31,320)
  Unrealized gain on securities
    available for sale                       --           --          --           --        7,021             --           7,021
                                         ------      -------   ---------    ---------      -------        -------       ---------

Total comprehensive income (loss)            --           --          --      (31,320)       7,021             --         (24,299)
Exercise of stock options                    20           10       1,626           --           --             --           1,636
Issuance of restricted stock                 69           35       2,063           --           --         (2,096)              2
Amortization of unearned compensation        --           --          --           --           --          2,295           2,295
ESOP shares committed to be released         --           --          83           --                         480             563
Cash dividends ($.20 per share)              --           --          --       (1,880)          --             --          (1,880)
                                         ------      -------   ---------    ---------      -------        -------       ---------

BALANCE AT SEPTEMBER 30, 1999             9,421        4,711     190,028      326,825        7,021         (2,593)        525,992
Comprehensive income:
  Net loss                                   --           --          --     (120,865)          --             --        (120,865)
  Unrealized gain on securities
    available for sale                       --           --          --           --          604             --             604
                                         ------      -------   ---------    ---------      -------        -------       ---------

Total comprehensive income (loss)            --           --          --     (120,865)         604             --        (120,261)
Exercise of stock options                     4            2         335           --           --             --             337
Forfeiture of restricted stock               (4)          (2)     (1,531)          --           --             --          (1,533)
Amortization of unearned compensation        --           --          --           --           --          2,172           2,172
ESOP shares committed to be released         --           --        (249)          --                         240              (9)
Cash dividends ($.15 per share)              --           --          --       (1,414)          --             --          (1,414)
                                         ------      -------   ---------    ---------      -------        -------       ---------

BALANCE AT SEPTEMBER 30, 2000             9,421        4,711     188,583      204,546        7,625           (181)        405,284
Comprehensive income:
  Net loss                                   --           --          --     (176,049)          --             --        (176,049)
  Unrealized loss on securities
    available for sale                       --           --          --           --       (1,713)            --          (1,713)
                                         ------      -------   ---------    ---------      -------        -------       ---------

Total comprehensive loss                     --           --          --     (176,049)      (1,713)            --        (177,762)
Exercise of stock options                     1           --           2           --           --             --               2
Issuance of restricted stock                114           57         168           --           --           (355)           (130)
Forfeiture of restricted stock               (8)          (4)        (19)          --           --             23              --
Amortization of unearned compensation        --           --          --           --           --            350             350
Issuance of stock warrant                    --           --      11,027           --           --             --          11,027
                                         ------      -------   ---------    ---------      -------        -------       ---------
BALANCE AT SEPTEMBER 30, 2001             9,528      $ 4,764   $ 199,761    $  28,497      $ 5,912        $  (163)      $ 238,771
                                         ======      =======   =========    =========      =======        =======       =========

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Oakwood Homes Corporation and Subsidiaries


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Oakwood Homes Corporation and its subsidiaries (collectively, the "Company") are engaged in the production, sale, financing and insuring of manufactured housing throughout the United States.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Oakwood Homes Corporation and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. In June 2001 the Board of Directors declared a one-for-five reverse stock split effective on June 18, 2001. Where appropriate, all share and per share amounts included in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the reverse stock split.

REVENUE RECOGNITION -- MANUFACTURED HOUSING

Effective October 1, 2000 the Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and recorded a charge of $14.6 million, or $1.55 per share, as a cumulative effect of an accounting change as of that date. The effect of this change on current year operations, excluding the cumulative effect, was $13.3 million, or $1.41 per share. The pro forma effects of this accounting change for prior periods have not been presented as information related to the installation and set up of the home was not previously maintained in the Company's accounting systems, and thus the amounts are not readily determinable. The Company has restated quarterly amounts previously reported for 2001 in Note 21.

         Under its previous accounting policy, the Company recognized revenue for the majority of retail sales based upon closing, which included execution of loan documents and related paperwork and receipt of the customer's down payment. For those sales in which the home remained personal property, rather than being converted to real property (i.e., sales under retail installment contracts), the closing generally took place before the home was delivered to and installed on the customer's site. In adopting the provisions of SAB 101, the Company changed its revenue recognition policy on these retail sales to a method based on delivery, installation and set up of the home at the customer's site and completion of all contractual obligations. Retail sales transactions in which the home is converted from personal property to real property are financed as traditional mortgages rather than under retail installment contracts, and have historically been recognized on this method.

         Wholesale sales from manufacturing operations are recognized when title and risk of loss transfer upon shipment of homes from the manufacturing facilities to the Company's independent retailers. The majority of wholesale sales are made for cash, with most dealers financing their purchases under flooring arrangements with banks or finance companies. The Company has no obligation to install or set up the home upon retail sale of the home by the independent retailer, and independent retailers do not have the right to return products.

CONSUMER FINANCE

A substantial majority of the Company's retail customers purchase homes on credit. In addition, the Company also provides financing to the customers of certain of its independent retailers. The related loans are evidenced by either installment sale contracts or mortgages originated by the Company's finance subsidiary, Oakwood Acceptance Corporation LLC ("Oakwood Acceptance"), or, to a lesser extent, by third-party financial institutions.

Interest income

Interest income on loans is recognized in accordance with the terms of the loans (principally level yield or 30-day accrual method).

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

         In September 2000 the Financial Accounting Standards Board (the "Board") issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"), which revised the criteria for accounting for securitizations and other transfers of financial assets. The statement also requires additional disclosures which are set forth in Note 5. The adoption of FAS 140 during 2001 had no effect on the Company's results of operations.

         The Company estimates the fair value of retained REMIC interests, including regular and residual interests and servicing contracts, as well as guarantee liabilities, based, in part, upon net credit loss, discount rate and prepayment assumptions which management believes market participants would use for similar instruments.

         Income on retained REMIC regular and residual interests is recorded using the level yield method over the period such interests are outstanding. The rate of voluntary prepayments and the amount and timing of credit losses affect the Company's yield on retained REMIC regular and residual interests and the fair value of such interests and of servicing contracts and guarantee liabilities in periods subsequent to the securitization; the actual rate of voluntary prepayments and credit losses typically varies over the life of each transaction and from transaction to transaction. If over time the Company's prepayment and credit loss experience is more favorable than that assumed, the Company's yield on its REMIC residual interests will be enhanced. The yield to maturity of regular REMIC interests may be influenced by prepayment rates and credit losses, but is less likely to be influenced by such factors because cash distributions on regular REMIC interests are senior to distributions on residual REMIC interests.

         In October 2000 the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," which sets forth new accounting requirements for the recognition of impairment on REMIC interests arising from securitizations. Under the prior accounting rule, declines in the value of retained REMIC interests were recognized in earnings when the present value of estimated cash flows discounted at a risk-free rate using current assumptions was less than the carrying value of the retained interest. Under the new accounting rule, declines in value are recognized when the following occur: the fair value of the retained interest is less than its carrying value and the timing and/or amount of cash expected to be received from the retained interest has changed adversely from the previous valuation which determined the carrying value of the retained interest. When both of these circumstances occur, the carrying value of the retained interest is reduced to its estimated fair value.

         The Company adopted EITF 99-20 as required on April 1, 2001 and accordingly recorded a cumulative effect of an accounting change of $2.3 million as of that date.

         REMIC residual and regular interests retained by the Company following securitization are considered available for sale and are carried at their estimated fair value. The Company has no securities held for trading or investment purposes.

Servicing contracts and fees

Servicing fee income is recognized as earned, net of amortization of servicing assets and liabilities, which are amortized in proportion to and over the period of estimated net servicing income. If the estimated fair value of a servicing contract is less than its carrying value, the Company records a valuation allowance by a charge to earnings to reduce the carrying value of the contract to its estimated fair value. Valuation allowances may be reversed to earnings upon the recovery of a contract's fair value. Such recoveries are only recognized after sustained performance of the pool has been demonstrated.

Guarantee liabilities

The Company estimates the fair value of guarantee liabilities as the greater of the estimated price differential between guaranteed and substantially similar unguaranteed securities offered for sale by the Company and the present value of payments, if any, estimated to be made as a result of such guarantees. Guarantee liabilities are amortized to income over the period during which the guarantee is outstanding. Amortization is commenced only upon a demonstrated history of pool performance (generally after two years).

         If the present value of any estimated guarantee payments exceeds the amount recorded with respect to such guarantee, the Company records an impairment charge to increase the guarantee liability to such present value.

Interest rate risk management

The Company periodically enters into off-balance sheet financial agreements, principally forward contracts to enter into interest rate swaps and options on such contracts, in order to hedge the sales price of REMIC interests to be sold in securitization transactions. The net settlement proceeds or cost from termination of the agreements is included in the determination of gain or loss on the sale of the REMIC interests. The Company has adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value. The Company has not had any significant derivative transactions during the three years ended September 30, 2001.

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

INSURANCE UNDERWRITING

The Company has a captive reinsurance underwriting subsidiary, domiciled in Bermuda, for property and casualty and credit life insurance and service contract business. Premiums from reinsured insurance policies are deferred and recognized as revenue over the term of the contracts, generally ranging from one to five years. Claims expenses are recorded as insured events occur. Policy acquisition costs, which consist principally of sales commissions and ceding fees, are deferred and amortized over the terms of the contracts.

  The Company estimates liabilities for reported unpaid insurance claims, which are reflected at undiscounted amounts, based upon reports from adjusters with respect to adjusted claims and based on historical average costs per claim for similar claims with respect to unadjusted claims. Adjustment expenses are accrued based on contractual rates with the ceding company. The ceding company, using a development factor that reflects historical average costs per claim and historical reporting lag trends, estimates liabilities for claims incurred but not reported. The Company does not consider anticipated investment income in determining whether premium deficiencies exist. The Company accounts for catastrophe reinsurance ceded in accordance with EITF 93-6, "Accounting for Multi-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises."

         Effective June 1, 2000 the Company entered into a quota share agreement designed to both reduce the levels of credit support to secure the reinsurance subsidiary's obligations to pay claims and to meet regulatory capital requirements and also minimize its loss exposure from natural disasters (principally hurricane and flood related risks). The Company shares 50% of all risks on a quota share basis with American Bankers Insurance

         Company ("ABI"). Under this arrangement, which covers physical damage policies, the Company retro-cedes 50% of the Company's physical damage premiums and losses on an ongoing basis. In return, the Company receives a nonrefundable commission with the potential to receive an incremental commission based on favorable loss experience.

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

         In order to further reduce volatility and the required levels of credit support, effective August 1, 2000 the Company entered into a commission-based arrangement for its extended service contract line of business. Policies in force on August 1, 2000 will continue to earn out over the policy term, while the Company earns a commission on all new business written.

         Effective March 1, 2001 the Company entered into an agreement which amended the basis upon which credit life premiums are ceded. Under the terms of the agreement, all unearned credit life premiums and loss reserves were transferred back to the ceding company. Remaining premiums for policies in force at that date and premiums for new policies thereafter are ceded on an earned basis, rather than on a written basis. This agreement reduced the level of credit support required to maintain regulatory compliance.

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

PROPERTIES AND FACILITIES

Properties and facilities are carried at cost less accumulated depreciation and amortization. The Company provides depreciation and amortization using principally the straight-line method over the assets' estimated useful lives, which are as follows:

                                         Estimated
Classification                          useful lives
--------------                          ------------
Land improvements                       3 - 20 years
Buildings and field sales offices       5 - 39 years
Furniture, fixtures and equipment       3 - 12 years
Leasehold improvements                  1 - 10 years

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

ADVERTISING COSTS

Advertising costs are generally expensed as incurred and totaled approximately $22.1 million, $17.2 million and $30.4 million in 2001, 2000 and 1999, respectively.

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

WARRANTY OBLIGATIONS

The Company provides consumer warranties against manufacturing defects in all new homes it sells. Warranty terms are either one or five years depending upon the item covered. Estimated future warranty costs are accrued at the time of sale.

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

RECLASSIFICATIONS

Certain amounts previously reported for 2000 and 1999 have been reclassified to conform to classifications used in 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001 the Board issued Statement No. 141, "Business Combinations," ("FAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets," ("FAS 142"). FAS 141 mandates the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. FAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by FAS 142 are that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company will adopt FAS 142 at the beginning of 2003. The Company has not yet determined the impact that this statement could have on its financial position or results of operations.

NOTE 2 -- BUSINESS CONDITIONS AND LIQUIDITY

For the years ended September 30, 2001 and 2000 the Company reported net losses of $176.0 million and $120.9 million, respectively.

         These financial results reflect business conditions within the manufactured housing industry. The Company is currently operating in a highly competitive environment caused principally by the industry's aggressive expansion in the retail channel, excessive amounts of finished goods inventory and a general reduction in the availability of financing at both the wholesale and retail levels. A decline in overall economic conditions has also contributed to a difficult environment. The industry estimates that shipments of manufactured homes from production facilities declined by approximately 28% during calendar 2000 and by approximately 26% during the first ten months of calendar 2001.

         The Company began to experience the effect of these cyclical industry factors during late fiscal 1999 and took steps to begin to lower inventory levels, reduce operating expenses and maximize cash flow. These efforts continued during 2000 and 2001 as the Company maintained its focus on areas considered to be within its span of control, principally cost control and inventory management. Many of the actions taken, most notably plant and sales center closings, curtailed production schedules and competitive pricing to effect a $215.0 million reduction in inventories since September 1999, negatively affected the Company's reported earnings for 2000 and 2001. Management believes that, unless business conditions improve, the Company is likely to incur a loss in 2002; however, it plans to continue to manage operations to generate positive cash flow. The Company believes that its operating cash flow, coupled with its continued access to the asset-backed securities market and borrowings under its credit facilities, which are described below, will provide sufficient liquidity to meet obligations, including potential repayment of the 8% reset debentures described in Note 11, and to execute its business plan during 2002.

         In the event of further deterioration in market conditions, the Company would take additional steps to protect liquidity and manage cash flow. Among other things, these actions might include further production curtailments, closing of additional retail sales centers or the selective sale of operational or financial assets.

         The Company operates its plants to support its captive retail sales centers and its independent retailer base. The Company has, and will continue to, adjust production capacity in line with demand, producing at a rate that will allow the Company to lower its inventories. At September 30, 2001 the Company was operating 20 plants, though many were operating at reduced production schedules. Should market conditions worsen from those anticipated, the Company will continue to curtail production by lowering production speed or idling additional production facilities.

         The Company's primary sources of liquidity include cash generated by operations, borrowing availability under its two credit facilities and its securitization program through which loans are sold into the asset-backed securities market.

         During 2001 the Company generated $47.5 million of cash from operating activities, principally as a result of a $94.4 million reduction in its inventories and the sale of substantially all subordinated asset-backed securities rated below BBB previously retained by the Company from prior securitizations. The sale of these subordinated securities was finalized during the fourth quarter of 2001 and generated $72.9 million of cash.

         Subsequent to the sale of the retained subordinated securities, the Company retired its $75 million revolving credit facility, which was scheduled to mature in October 2001. In connection with the retirement, approximately $9.0 million of cash held by the lenders in a cash collateral account was returned to the Company. The net cash proceeds from the sale of the retained subordinated securities and the release of the cash collateral more than offset the $75 million previously available under the revolving credit facility.

         The Company currently has in place two credit facilities that it believes are adequate to meet liquidity needs during 2002. During the second quarter of 2001, a newly formed, special purpose entity of the Company entered into a three-year, $200 million loan purchase facility with a financial institution. It provides for funding of up to 81% of qualifying loan principal balances held for sale. The new facility replaced the Company's $250 million facility with a commercial paper issuer, which was scheduled to expire in October 2001. Under the new facility, the Company issued to a sister company of the financial institution a warrant valued at approximately $11.0 million to acquire approximately 1.9 million shares of the Company's common stock with an exercise price of approximately $9.84 per share. The warrant, which is immediately exercisable, expires in February 2009.

         In October 2001 a newly formed, special purpose entity of the Company entered into a $50 million servicer advance facility with an institutional investor. The facility, which matures in August 2003, provides an additional source of funding for loan servicing advances, which was one of the principal uses of the Company's retired revolving credit facility.

         The Company plans to negotiate an additional credit facility during 2002, a major use of which will be to support outstanding letters of credit that continue to be provided by a lender which participated in the retired revolving credit facility. However, there can be no assurance that the Company will be able to finalize such facility. The current letter of credit arrangement matures in October 2002.

         The Company continues to generate liquidity through its securitization program. The retail financing of sales of the Company's products is an integral part of the Company's integration strategy. Such financing consumes substantial amounts of capital, which the Company has obtained principally by regularly securitizing such loans through the asset-backed securities market. Should the Company's ability to access the asset-backed securities market become impaired, the Company would be required to seek additional sources of funding for its finance business. Such sources might include, but would not be limited to, the sale of whole loans to unrelated third parties and the increased utilization of FHA financing. The Company's inability to find alternative sources of funding could have an adverse impact on the Company's liquidity and operations.

NOTE 3 -- FINANCIAL SERVICES BUSINESSES

The Company's financial services businesses consist of its manufactured housing consumer lending operations, which originate, sell (principally by securitization) and service consumer loans for retail customers and independent retailers. In addition, Tarheel Insurance Company, Ltd. ("Tarheel"), a wholly-owned Bermuda-domiciled insurance company, reinsures risk on property and casualty and credit life insurance policies and extended service contracts written by an unrelated insurance company in connection with sales of Company products.

         The aggregate principal balance of loans sold to third parties, including securitization transactions, was approximately $848.5 million, $1.1 billion and $1.5 billion in 2001, 2000 and 1999, respectively.

         Oakwood Acceptance's servicing portfolio totaled approximately $4.8 billion and $4.6 billion at September 30, 2001 and 2000, respectively, of which approximately $4.6 billion and $4.4 billion, respectively, represented loans owned by REMIC trusts and other loans sold to third parties.

         Condensed financial information for the Company's financial services businesses is set forth below:

(in thousands)                          2001           2000           1999
--------------                          ----           ----           ----
STATEMENT OF OPERATIONS
Revenues
Consumer finance
  Interest income                    $  31,281      $  36,993      $  41,655
  Servicing fees                        27,830         23,464         25,632
  REMIC residual income                  9,118         16,055          7,955
  Gain (loss) on securities
    sold and loans sold or
    held for sale                       10,200        (28,774)       (14,452)
  Impairment and valuation
    provisions                         (37,740)       (21,627)       (32,097)
  Other                                  1,663          1,852          1,054
                                     ---------      ---------      ---------
        Total consumer
          finance revenues              42,352         27,963         29,747
                                     ---------      ---------      ---------
Insurance
  Premiums earned                       38,367         55,625         52,018
  Catastrophe reinsurance
    premiums ceded                      (1,536)        (1,120)        (3,575)
  Other income                           1,689             --             --
  Investment income                      8,043          8,258          5,167
  Less: intercompany
    interest income                     (7,615)        (6,333)        (3,967)
                                     ---------      ---------      ---------
        Total insurance revenues        38,948         56,430         49,643
                                     ---------      ---------      ---------
          Total revenues                81,300         84,393         79,390
                                     ---------      ---------      ---------
Cost and expenses
Consumer finance
  Interest expense                      43,568         38,534         30,129
  Operating expenses                    52,681         43,220         37,530
  Provision for losses on
    credit sales                         8,447          3,000          3,261
                                     ---------      ---------      ---------
        Total consumer finance
          costs and expenses           104,696         84,754         70,920
                                     ---------      ---------      ---------
Insurance
  Gross claims expenses                 13,196         19,338         35,059
  Catastrophe reinsurance
    recoveries                              --             --         (7,600)
  Commissions and ceding fees              411         10,845          9,299
  Other expenses                         1,861          2,133          1,705
                                     ---------      ---------      ---------
        Total insurance costs
          and expenses                  15,468         32,316         38,463
                                     ---------      ---------      ---------
          Total costs and
            expenses                   120,164        117,070        109,383
                                     ---------      ---------      ---------
Loss before income taxes
  and cumulative effect of
  accounting change                  $ (38,864)     $ (32,677)     $ (29,993)
                                     =========      =========      =========

         Impairment and valuation provisions recorded in 2001, 2000 and 1999 are summarized as follows:

(in thousands)                            2001        2000        1999
--------------                            ----        ----        ----
Impairment writedowns of residual
  and regular REMIC interests           $21,183     $ 3,793     $19,590
Valuation provisions on
  servicing contracts                    16,398       5,979       8,713
Additional provisions for potential
  guarantee obligations on
  REMIC securities sold                     159      11,855       3,794
                                        -------     -------     -------
                                        $37,740     $21,627     $32,097
                                        =======     =======     =======

         The assumptions used in the valuation of retained REMIC interests are described in Note 5.

(in thousands)                           2001         2000
--------------                           ----         ----
BALANCE SHEET
Loans                                  $160,379     $209,899
REMIC regular interests                   7,619       77,229
REMIC residual interests                 28,956       28,685
Receivable from REMICs                   29,861       17,668
Extensions receivable                    27,946       16,955
Escrow advances receivable               13,491       10,674
Loan servicing assets                     8,311       11,863
Restricted cash                              25       10,849
Due from affiliates                      34,677           --
Other assets                             69,509       47,447
                                       --------     --------
      Total assets                     $380,774     $431,269
                                       ========     ========

Short-term borrowings                  $ 47,500     $ 64,000
Notes payable secured by loans               --        3,560
Insurance reserves, including
  unearned premiums of $15,065
  and $33,945, respectively              17,322       44,602
Loan servicing liabilities               27,954       14,930
Due to affiliates                            --      118,455
Other liabilities                        72,156       50,150
Parent company's investment             215,842      135,572
                                       --------     --------
      Total liabilities and parent
        company's investment           $380,774     $431,269
                                       ========     ========

         Gross insurance premiums written, which consist entirely of reinsurance assumed from the ceding company, were approximately $48.9 million, $55.9 million and $69.8 million in 2001, 2000 and 1999, respectively.

NOTE 4 -- LOANS AND INVESTMENTS

The components of loans and investments are as follows:

(in thousands)                                      2001           2000
--------------                                      ----           ----
Loans held for sale, net of valuation
  allowance of $0 and $2,563, respectively       $ 163,085      $ 211,296
Loans held for investment                            2,974          8,512
Less: reserve for uncollectible receivables         (3,231)        (3,556)
                                                 ---------      ---------
      Total loans receivable                       162,828        216,252
                                                 ---------      ---------

Retained interests in REMIC securitizations,
  exclusive of loan servicing assets
  and liabilities
    Regular interests                                7,619         77,229
    Residual interests                              28,956         28,685
                                                 ---------      ---------
      Total retained REMIC interests                36,575        105,914
                                                 ---------      ---------
                                                 $ 199,403      $ 322,166
                                                 =========      =========

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

         Substantially all the loans included in the Company's GNMA securitizations are covered by FHA insurance which generally limits the Company's risk to 10% of credit losses incurred on such loans. The Company's credit risk associated with nonrecourse debt secured by loans is limited to the Company's equity in the underlying collateral. The Company retains all of the credit risk associated with loans used to secure debt issued by the Company and with respect to which creditors have recourse to the general credit of the Company in addition to the collateral for the indebtedness. The Company's contingent liability as guarantor of loans sold to third parties on a recourse basis was approximately $16 million and $17 million at September 30, 2001 and 2000, respectively.

         The following table summarizes the transactions reflected in the reserve for credit losses:

(in thousands)                             2001         2000         1999
--------------                             ----         ----         ----
Balance at beginning of year             $ 3,983      $ 3,546      $ 2,067
Provision for losses on credit sales       8,447        3,000        3,261
Reserve recorded related to
  acquired portfolios                         --          796        1,896
Losses charged to the reserve             (9,031)      (3,359)      (3,678)
                                         -------      -------      -------
Balance at end of year                   $ 3,399      $ 3,983      $ 3,546
                                         =======      =======      =======

         The reserve for credit losses is reflected in the consolidated balance sheet as follows:

(in thousands)                                       2001       2000
--------------                                       ----       ----
Reserve for uncollectible receivables
  (included in loans and investments)               $3,231     $3,556
Reserve for contingent liabilities (included in
  accounts payable and accrued liabilities)            168        427
                                                    ------     ------
                                                    $3,399     $3,983
                                                    ======     ======

         The Company also retains credit risk on REMIC securitizations because the related trust agreements provide that all losses incurred on REMIC loans are charged to REMIC interests retained by the Company (including the Company's right to receive servicing fees) before any losses are charged to REMIC interests sold to third-party investors. The Company also has guaranteed payment of principal and interest on subordinated securities issued by REMIC trusts having an aggregate principal amount outstanding of approximately $234 million and $123 million at September 30, 2001 and 2000, respectively. Liabilities recorded with respect to such guarantees were approximately $36.2 million and $30.8 million at September 30, 2001 and 2000, respectively, and are included in other long-term obligations.

         The following table sets forth certain data with respect to certain retained REMIC interests at September 30, 2001 and 2000:

(in thousands)                               2001          2000
--------------                               ----          ----
Regular interests
  Amortized cost                           $  7,400      $ 79,034
  Gross unrealized gains                        219         1,244
  Gross unrealized losses                        --        (3,049)
                                           --------      --------
  Estimated fair value                     $  7,619      $ 77,229
                                           ========      ========
Residual interests
  Amortized cost                           $ 19,483      $ 15,473
  Gross unrealized gains                      9,473        13,212
  Gross unrealized losses                        --            --
                                           --------      --------
  Estimated fair value                     $ 28,956      $ 28,685
                                           ========      ========
Gross unrealized gains                     $  9,692      $ 14,456
Gross unrealized losses                          --        (3,049)
Deferred income taxes                        (3,780)       (3,782)
                                           --------      --------
Accumulated other comprehensive income     $  5,912      $  7,625
                                           ========      ========

NOTE 5 -- RETAINED INTERESTS IN SECURITIZATIONS

The Company's retained interests in securitizations are set forth below. Further information with respect to these assets and liabilities appears in Notes 1, 4 and 9.

(in thousands)                  2001        2000
--------------                  ----        ----
Regular interests             $ 7,619     $77,229
Residual interests             28,956      28,685
Net servicing liabilities      19,643       3,067
Guarantee liabilities          36,180      30,809

         As previously described, the Company estimates the fair value of the retained interests by determining the present value of the associated expected future cash flows using modeling techniques that incorporate estimates of key assumptions which include, but may not be limited to, prepayment speeds, net credit losses and interest rates used to discount cash flows.

         The valuation of retained interests is affected not only by the projected level of prepayments of principal and net credit losses, but also by the projected timing of such prepayments and net credit losses. Should such timing differ materially from the Company's projections, it could have a material effect on the valuation of the Company's retained interests. Additionally, such valuation is determined by discounting cash flows over the entire expected life of the receivables sold.

         The key economic assumptions used in measuring the initial retained interests resulting from securitizations completed in 2001 were as follows:

                                                                2001
                                                                ----
Approximate weighted average life of loans (in years)            3.9
Approximate remaining assumed nondiscounted
  credit losses as a percentage of unpaid principal
  balance of loans                                              14.7%
Estimated actual plus projected credit losses as a
  percentage of original principal balance of loans             14.0%
Approximate weighted average interest rate used
  to discount assumed residual cash flows                       30.0%
Approximate assumed weighted average constant
  prepayment rate as a percentage of unpaid
  principal balance of loans                                    18.2%

         The following table sets forth certain data with respect to securitized loans in which the Company retains an interest, and with respect to the key economic assumptions used by the Company in estimating the fair value of such retained interests:

(in thousands)                                  2001              2000
--------------                                  ----              ----
Aggregate unpaid principal balance
  of loans                                 $  4,854,849      $  4,639,507
Weighted average interest rate of
  loans at year end                                11.0%             10.3%
Approximate assumed weighted
  average constant prepayment rate
  as a percentage of unpaid principal
  balance of loans                                 16.8%             17.5%
Approximate remaining assumed
  nondiscounted credit losses as a
  percentage of unpaid principal
  balance of loans                                 12.4%             12.9%
Approximate weighted average interest
  rate used to discount assumed
  residual cash flows                              19.2%             16.9%
Interest rate used to discount assumed
  servicing asset cash flows                       15.0%             15.0%
Interest rate used to discount assumed
  servicing liability cash flows                    4.6%              6.0%

         The foregoing data and assumptions may not be comparable because of changes in pool demographics, such as average age of loans and the interaction of assumptions. All data is based on weighted averages using unpaid or original principal balances of loans.

         At September 30, 2001 the sensitivity of the valuation of retained interests, which in the aggregate are a net liability of $19.2 million, to adverse changes in key economic assumptions is as follows:

(in thousands)
--------------
Prepayment rate
  Impact of 10% adverse change   $  (4,744)
  Impact of 20% adverse change   $  (9,335)
Net credit losses
  Impact of 10% adverse change   $ (32,174)
  Impact of 20% adverse change   $ (60,670)
Discount rate
  Impact of 10% adverse change   $  (4,081)
  Impact of 20% adverse change   $  (7,631)

         The sensitivity analysis in the above table is hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be easily extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

         The following table summarizes certain cash flows received from and paid to the securitization trusts during 2001:

(in thousands)                                         2001
--------------                                         ----
Proceeds from new securitizations                    $896,142
Servicing fees received                                39,035
Net advances of principal and interest to trusts       19,673
Guarantee payments                                        882
Cash flow received on retained regular interests        8,295
Cash flow received on retained residual interests       8,411

         Loans serviced by the Company and related loans past due 90 days or more at September 30, 2001 are set forth below:

                                        AMOUNT
                          TOTAL        90 DAYS
                        PRINCIPAL      OR MORE
(in thousands)            AMOUNT       PAST DUE
--------------            ------       --------
Loans held for sale     $  160,636     $  7,368
Securitized loans        4,854,849      303,987

NOTE 6 -- OTHER RECEIVABLES

The components of other receivables are as follows:

(in thousands)                            2001            2000
--------------                            ----            ----
Receivable from REMICs                 $ 29,861        $ 17,668
Extensions receivable                    27,946          16,955
Trade receivables                        27,262          29,701
Escrow advances receivable               13,491          10,674
Insurance premiums receivable             2,780           2,181
Federal income taxes refundable              --          18,228
Other receivables                        23,467          18,053
                                       --------        --------
                                       $124,807        $113,460
                                       ========        ========

         Trade receivables represent amounts due from independent retailers, which are located throughout the United States.

NOTE 7 -- INVENTORIES

The components of inventories are as follows:

(in thousands)                                    2001            2000
--------------                                    ----            ----
Manufactured homes                              $184,989        $272,828
Work-in-progress, materials and supplies          30,813          35,847
Land/homes under development                      12,770          14,328
                                                --------        --------
                                                $228,572        $323,003
                                                ========        ========

NOTE 8 -- PROPERTIES AND FACILITIES The components of properties and facilities are as follows:

(in thousands)                              2001              2000
--------------                              ----              ----
Land and land improvements               $  43,536         $  46,267
Buildings and field sales offices          140,578           144,758
Furniture, fixtures and equipment          129,949           126,995
Leasehold improvements                      26,728            35,304
                                         ---------         ---------
                                           340,791           353,324
Less: accumulated depreciation
  and amortization                        (131,993)         (112,217)
                                         ---------         ---------
                                         $ 208,798         $ 241,107
                                         =========         =========

         Depreciation and amortization of properties and facilities was approximately $31.9 million, $29.5 million and $28.2 million in 2001, 2000 and 1999, respectively.

         At September 30, 2001 the Company held for sale six manufacturing facilities with a net book value of $10.9 million. Included in the restructuring provision for 2001 and 2000 were charges of approximately $1.0 million and $1.2 million, respectively, to reduce the carrying value of the facilities to their estimated net realizable value.

         Impairment losses on long-lived assets held for use are recognized when events and circumstances indicate that the estimate of undiscounted future cash flows expected to be generated by the asset are less than its carrying amount.

Oakwood Homes Corporation and Subsidiaries


NOTE 9 -- OTHER ASSETS

The components of other assets are as follows:

(in thousands)                                           2001            2000
--------------                                           ----            ----
Goodwill, net of accumulated amortization of
  $9,966 and $7,603, respectively                     $ 50,169        $ 53,434
Prepaid expenses                                        13,659          13,848
Restricted cash and investments                         12,663          25,758
Deferred debt issue costs                               12,560           3,706
Loan servicing assets                                    8,311          11,863
Deferred insurance policy acquisition costs              4,664           5,672
Identifiable intangibles acquired in Schult
  acquisition, net of accumulated amortization
  of $7,635 and $5,458, respectively                     3,266           5,443
Other                                                   11,172           6,789
                                                      --------        --------
                                                      $116,464        $126,513
                                                      ========        ========

         Amortization expense of goodwill and identifiable intangibles was approximately $5.1 million, $5.1 million and $5.2 million in 2001, 2000 and 1999, respectively.

         Restricted cash and investments includes custodial cash balances used to secure a portion of obligations to pay reinsurance claims, trust account cash balances required by certain Oakwood Acceptance servicing agreements and trust account balances required by certain states for custody of customer deposits until a retail sale is consummated.

         Deferred debt issue costs include the stock warrant issued in connection with the Company's loan purchase facility (Note 10). The amortized cost of the warrant at September 30, 2001 was $8.9 million.

         Amounts recorded for servicing contracts are recorded in the consolidated balance sheet as follows:

(in thousands)                                 2001             2000
--------------                                 ----             ----
Loan servicing assets                       $  8,311         $ 11,863
Loan servicing liabilities (Note 12)         (27,954)         (14,930)
                                            --------         --------
                                            $(19,643)        $ (3,067)
                                            ========         ========

         A reconciliation of amounts recorded for loan servicing contracts follows:

(in thousands)                                2001             2000             1999
--------------                                ----             ----             ----
Balance at beginning of year               $ (3,067)        $  3,972         $  9,261
Servicing assets recorded                     9,142           10,054           11,082
Amortization of servicing contracts          (9,320)         (11,114)          (7,658)
Valuation allowances recorded               (16,398)          (5,979)          (8,713)
                                           --------         --------         --------
Balance at end of year                     $(19,643)        $ (3,067)        $  3,972
                                           ========         ========         ========

NOTE 10 -- SHORT-TERM CREDIT FACILITIES

In February 2001 the Company entered into a sale and servicing agreement and certain related agreements, collectively, the "Loan Purchase Facility," pursuant to which the Company sells consumer loans to an unaffiliated entity, which in turn sells the loans to Oak Leaf Holdings ("Oak Leaf"), a special purpose entity majority owned by Oakwood Capital Corporation ("Oakwood Capital"). Oak Leaf then sells the loans to OMI Note Trust 2001-A ("OMI Trust"). A majority of the purchase price for the loans purchased by OMI Trust from Oak Leaf is paid in cash, using the proceeds of debt obligations of OMI Trust sold to a financial institution pursuant to a note purchase agreement expiring in February 2004. Such consumer loans (i) are carried on the financial statements of the Company solely as a result of the consolidation of the financial statements of OMI Trust with those of the Company, (ii) are no longer owned by the Company for state law purposes, and (iii) are not available to satisfy the claims of creditors of the Company. This $200 million facility replaced the Company's $250 million facility with a commercial paper issuer, which was scheduled to expire in October 2001. Under the new facility, the Company issued to a sister company of the financial institution a warrant to acquire approximately 1.9 million shares of the Company's common stock with an exercise price of approximately $9.84 per share. The warrant, which is immediately exercisable, expires in February 2009. At September 30, 2001, $47.5 million was outstanding under the facility. The weighted average interest rate on borrowings outstanding at September 30, 2001 was 3.86%. At September 30, 2000, $64.0 million was outstanding on the $250 million facility at an average interest rate of 8.12%.

         In October 2001 the Company entered into a receivables contribution agreement and certain related agreements, collectively, the "Servicer Advance Facility," pursuant to which the Company sells certain servicing advance receivables to Oakwood Advance Receivables Company, LLC ("OAR"), a special purpose entity wholly-owned by the Company. A majority of the purchase price for the advances purchased by OAR from the Company will be paid in cash, using the proceeds of debt obligations of OAR sold to a financial institution pursuant to a $50 million note purchase agreement expiring in October 2003. OAR's borrowings from the financial institution are secured by the pledge of servicing advance receivables purchased from the Company. Such receivables (i) will be carried on the financial statements of OAR, separate and apart from the financial statements of the Company, (ii) will no longer be owned by the Company for state law purposes, and (iii) will not be available to satisfy the claims of creditors of the Company. Conveyances of receivables pursuant to the Servicer Advance Facility will be accounted for as sales under FAS 140. The $50 million facility provides an additional source of funding for loan servicing advances, which was one of the principal uses of the Company's $75 million syndicated revolving credit facility, which was retired in the fourth quarter of 2001. At September 30, 2000, $1.5 million was outstanding on the $75 million facility.

NOTE 11 -- NOTES AND BONDS PAYABLE
The components of notes and bonds payable are as follows:

(in thousands)                                          2001            2000
--------------                                          ----            ----
Nonfinancial services debt
  8 1/8% senior notes due March 2009                  $174,196        $174,120
  7 7/8% senior notes due March 2004                   124,819         124,754
  8% reset debentures due 2007                          16,194          16,783
  Industrial revenue bonds due in installments
    through 2011, with interest payable at
    2.5% at September 30, 2001                           6,200           6,700
  Industrial revenue bond due in installments
    through 2001, with interest payable at
    73% of the lender's prime rate                          --           1,825
  Other notes payable                                    1,711           2,187
                                                      --------        --------
Total nonfinancial services debt                       323,120         326,369
                                                      --------        --------
Financial services debt
  Term loan recourse debt payable in monthly
    installments through September 2001,
    with interest payable at LIBOR (6.6% at
    September 30, 2000) plus 2.50%                          --           3,560
                                                      --------        --------
                                                      $323,120        $329,929
                                                      ========        ========

         The interest rate on the reset debentures will reset on June 1, 2002 to a rate to be determined by the Company. The reset debentures are redeemable at par at the option of the holders thereof upon the occurrence of certain events, the most significant of which, generally, involve a substantial recapitalization of the Company, merger or consolidation of the Company, or acquisition of more than 30% of the beneficial ownership in the Company by any person. In addition, the holders of the reset debentures may call for their redemption as of the interest reset date, or the Company may, at its option, call them at par.

         Land, land improvements, buildings and equipment with a net book value of approximately $24.6 million are pledged as collateral for the industrial revenue bonds and certain other notes payable. The payment of notes collateralized by loans was generally based on the scheduled monthly payment and actual prepayments of principal on the loans that collateralized the notes. Under the provisions of certain note agreements, the notes were secured solely by the underlying collateral, which consisted principally of the loans collateralizing the debt. Such collateral had an aggregate carrying value of approximately $5.5 million at September 30, 2000.

         In connection with the issuance of certain indebtedness, the Company incurred certain costs which are being amortized over the life of the related obligations using the level yield method.

         The estimated principal payments under notes and bonds payable, assuming the reset debentures are fully redeemed by the holders on the June 1, 2002 redemption date, are $17.2 million in 2002, $704,000 in 2003, $125.5 million in 2004, $644,000 in 2005, $639,000 in 2006 and the balance thereafter. Interest paid by the Company on all outstanding debt, including both short-term and long-term borrowings, was approximately $55.4 million, $50.1 million and $39.0 million in 2001, 2000 and 1999, respectively.

         Various of the Company's debt agreements contain covenants which, among other things, require the Company to comply with certain financial and other covenants. The Company has complied with all financial covenants at September 30, 2001.

         At September 30, 2001 commercial banks had outstanding letters of credit of $36 million in favor of various creditors of the Company. Approximately $6 million of such letters of credit secure certain industrial revenue bonds and $16 million relates to the Company's reinsurance business. Such letters of credit have been issued to secure the reinsurance subsidiary's obligations to pay reinsurance claims and to meet regulatory capital requirements. The facility under which the letters of credit are provided matures in October 2002 and is collateralized by substantially all assets excluding raw materials and loans held for sale.

NOTE 12 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

(in thousands)                           2001            2000
--------------                           ----            ----
Accounts payable                       $100,169        $129,898
Servicing liabilities (Note 9)           27,954          14,930
Accrued self-insurance reserves          25,293          24,792
Accrued warranty                         15,274          17,232
Accrued compensation                     12,676          17,949
Income taxes payable                     11,985              --
Accrued dealer volume rebates             8,140          11,569
Restructuring accrual (Note 13)           4,878           1,811
Other accrued liabilities                44,289          43,707
                                       --------        --------
                                       $250,658        $261,888
                                       ========        ========

NOTE 13 -- RESTRUCTURING PROVISIONS

During 1999 the Company recorded restructuring charges of approximately $25.9 million, related primarily to the closing of four manufacturing lines, the temporary idling of five others and the closing of approximately 40 sales centers. The charges in 1999 include severance and other termination costs related to approximately 2,150 employees primarily in manufacturing, retail and finance operations, costs associated with closing plants and sales centers, and asset writedowns.

         During 2000 the Company reversed into income $6.4 million of charges initially recorded in 1999. Approximately $2.9 million of the reversal related to the Company's legal determination that it was not required to pay severance amounts to certain terminated employees under the Worker Adjustment and Retraining Notification Act ("WARN"). Upon the expiration of a six-month waiting period specified by WARN and the Company's final calculation of the number of affected employees in relation to its workforce at the time of the restructuring announcement, the Company determined that it was not required to pay amounts previously accrued. During 2000 the Company also reevaluated its restructuring plans and determined that the losses associated with the closing of retail sales centers, the idling or closing of manufacturing plants, the disposition of certain assets and legal costs were less than anticipated and $3.5 million of the charges was reversed. During 2000 the Company recorded an additional

$3.8 million charge, primarily related to severance costs associated with a reduction in headcount of 250 people primarily in the corporate, finance and manufacturing operations area, and the closure of offices.

         During the fourth quarter of 2001 the Company recorded restructuring charges of approximately $17.8 million, primarily related to the closing of approximately 90 underperforming retail sales centers, a majority of which were located in the South, in areas where the Company has experienced poor operating results as well as poor credit performance. The Company expects to sell a number of these centers to independent retailers who will continue to sell the Company's products. Other centers will be converted to stores which exclusively sell repossessed homes. The centers not sold or converted will continue to operate while liquidating the majority of their inventory in place, after which they will be closed. Although the Company idled one manufacturing facility in Texas during the third quarter of 2001, it does not expect any further plant closings as a result of the retail store closings previously described. The Company expects to complete these restructuring activities during the second quarter of 2002.

         Of the $4.9 million remaining in the restructuring reserve at September 30, 2001, $80,000 related to provisions established before the fourth quarter of 2001.

         During the execution of the Company's restructuring plans, approximately 2,800 employees were affected, of which 2,150 and 250 were terminated during the fourth quarters of 1999 and 2000, respectively. The Company expects to terminate approximately 400 employees as part of its fourth quarter 2001 plan, of which 120 had been terminated at September 30, 2001.

         The components of the restructuring provisions are as follows:

                                                Plant,
                               Severance        sales
                               and other        center           Asset
                              termination     and office         write-
(in thousands)                  charges        closings          downs            Total
--------------                  -------        --------          -----            -----
Original provision             $ 7,350         $ 7,384         $ 11,192         $ 25,926
Payments and balance
  sheet charges in 1999         (1,707)           (141)         (11,192)         (13,040)
                               -------         -------         --------         --------
BALANCE AT
  SEPTEMBER 30, 1999             5,643           7,243               --           12,886
Reversal of
  restructuring charges         (3,912)         (2,076)            (378)          (6,366)
Additional provision             1,974           1,780               15            3,769
Payments and balance
  sheet charges in 2000         (2,946)         (5,895)             363           (8,478)
                               -------         -------         --------         --------
BALANCE AT
  SEPTEMBER 30, 2000               759           1,052               --            1,811
Reversal of 1999
  restructuring charges            (30)            (45)              --              (75)
Additional provision               681           4,702           12,460           17,843
Payments and balance
  sheet charges in 2001           (729)         (1,512)         (12,460)         (14,701)
-----------------------        -------         -------         --------         --------
BALANCE AT
  SEPTEMBER 30, 2001           $   681         $ 4,197         $     --         $  4,878
                               =======         =======         ========         ========

NOTE 14 -- SHAREHOLDERS' EQUITY

The Company has adopted a Shareholder Protection Rights Plan (the "Plan") to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Under the Plan, each outstanding share of the Company's common stock has associated with it a right to purchase (each, a "Right" and, collectively, the "Rights"), upon the occurrence of certain events, one two-hundredth of a share of junior participating Class A preferred stock ("Preferred Stock") at an exercise price of $100. The Rights will become exercisable only if a person or group (an "Acquiring Person"), without the Company's consent, commences a tender or exchange offer for, or acquires 20% or more of the voting power of, the Company.

         In such event, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire that number of shares of the Company's common stock having a fair value of twice the exercise price. Similarly, if, without the Company's consent, the Company is acquired in a merger or other business combination transaction, each holder of Preferred Stock, other than the Acquiring Person, will be entitled to acquire voting shares of the acquiring company having a value of twice the exercise price. The Rights may be redeemed at a price of $.005 per Right by the Company at any time prior to any person or group acquiring 20% or more of the Company's voting power or certain other triggering events, and will expire on August 22, 2004.

         The Company's authorized capital stock includes 500,000 shares of $100 par value preferred stock. The preferred stock may be issued in one or more series with such terms, preferences, limitations and relative rights as the Board of Directors shall determine. No preferred stock has been issued.

NOTE 15 -- INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)          2001             2000             1999
--------------          ----             ----             ----
Current
  Federal             $     --         $(18,344)        $  2,657
  State                     --             (918)             931
                      --------         --------         --------
                            --          (19,262)           3,588
                      --------         --------         --------
Deferred
  Federal                   --           29,439          (18,163)
  State                     --            5,952           (3,829)
                      --------         --------         --------
                            --           35,391          (21,992)
                      --------         --------         --------
                      $     --         $ 16,129         $(18,404)
                      ========         ========         ========

         A reconciliation of a provision for income taxes computed at the statutory federal income tax rate to the Company's actual provision for income taxes follows:

(in thousands)                            2001             2000             1999
--------------                            ----             ----             ----
Tax at statutory federal income
  tax rate                              $(61,617)        $(36,658)        $(17,403)
State income taxes, less federal
  income tax benefit                          --          (11,059)          (1,884)
Non-deductible goodwill
  amortization                               540              536              509
Valuation allowances                      55,662           66,447               --
Other                                      5,415           (3,137)             374
                                        --------         --------         --------
Total provision for income taxes        $     --         $ 16,129         $(18,404)
                                        ========         ========         ========

Deferred income taxes include the following components:

(in thousands)                                                    2001           2000
--------------                                                    ----           ----
Deferred income tax assets
  Inventories                                                  $   3,804       $  3,706
  REMIC interests                                                 26,143         24,551
  Accrued liabilities                                             16,695         12,366
  Insurance reserves and unearned premiums                         2,639          2,540
  Net operating loss carryforwards                                67,635         32,565
  Warranty reserves                                                6,115          6,742
  Accrued dealer bonuses and incentives                            4,624            608
  Other                                                            9,102          4,855
                                                               ---------       --------
    Gross deferred income tax assets                             136,757         87,933
    Valuation allowances                                        (127,592)       (71,930)
                                                               ---------       --------
    Deferred income tax assets,
      net of valuation allowances                                  9,165         16,003
                                                               ---------       --------

Deferred income tax liabilities
  Properties and facilities                                      (11,395)       (15,101)
  Prepaid expenses                                                (2,101)        (2,597)
  Deferred insurance policy acquisition costs                       (184)        (1,497)
  Acquired intangible assets                                      (1,440)        (2,278)
  Other                                                             (214)          (699)
                                                               ---------       --------
    Gross deferred income tax liabilities                        (15,334)       (22,172)
                                                               ---------       --------
      Net deferred income tax liability                        $  (6,169)      $ (6,169)
                                                               =========       ========

         Through September 30, 2001 a valuation allowance of $127.6 million has been established, in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Realization of the deferred tax assets (net of recorded valuation allowances) is largely dependent upon future profitable operations and future reversals of existing taxable temporary differences. Because the Company has operated at a loss in its three most recent fiscal years and because it believes difficult competitive and economic conditions may continue for the foreseeable future, the Company believes that under the standards of FAS 109 it is not appropriate to record income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. The valuation allowance may be reversed to income in future periods to the extent that the related deferred income tax assets are realized as a reduction of taxes otherwise payable on any future earnings or the valuation allowances are otherwise no longer required.

         The Company's federal income tax returns for the fiscal years ended 1997, 1998, 1999 and 2000 are currently under examination. While the Company cannot predict the final outcome of this examination, management believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

         Income tax payments (refunds) were approximately $(30.1) million, $1.1 million and $17.6 million in 2001, 2000 and 1999, respectively.

         The Company's net operating loss carryforwards totaling $155.8 million will begin to expire in 2020.

NOTE 16 -- EARNINGS PER SHARE

The following table displays the derivation of the number of weighted average shares outstanding used in the computation of basic and diluted earnings per share ("EPS"):

(in thousands except per share data)           2001             2000            1999
------------------------------------           ----             ----            ----
Numerator for basic and diluted EPS:
    Loss before cumulative
      effect of accounting
      changes                               $ (159,183)      $ (120,865)     $  (31,320)
                                            ----------       ----------      ----------

    Net loss                                $ (176,049)      $ (120,865)     $  (31,320)
                                            ----------       ----------      ----------
Denominator for basic and diluted EPS:
    Weighted average number
      of common shares
      outstanding                                9,426            9,315           9,300
    Unearned shares                                 --               (1)             (8)
                                            ----------       ----------      ----------
                                                 9,426            9,314           9,292
                                            ==========       ==========      ==========
Loss per share:
  Loss before cumulative effect
    of accounting changes

    Basic                                   $   (16.89)      $   (12.98)     $    (3.37)
                                            ==========       ==========      ==========
    Diluted                                 $   (16.89)      $   (12.98)     $    (3.37)
                                            ==========       ==========      ==========
  Net loss
    Basic                                   $   (18.68)      $   (12.98)     $    (3.37)
                                            ==========       ==========      ==========
    Diluted                                 $   (18.68)      $   (12.98)     $    (3.37)
                                            ==========       ==========      ==========

         Stock options to purchase 691,184, 828,141 and 768,950 shares of common stock and 69,718, 107,159 and 113,682 unearned restricted shares were not included in the computation of diluted earnings per share for 2001, 2000 and 1999, respectively, because their inclusion would have been antidilutive.

NOTE 17 -- STOCK OPTION AND AWARD PLANS

The Company has a Key Employee Stock Plan (the "Stock Plan") under which 1,231,497 common shares were reserved for issuance to key employees at September 30, 2001. The Stock Plan provides that an additional number of common shares shall be reserved for issuance under the Stock Plan each October 1 equal to 1.5% of the number of common shares outstanding on such date. Awards or grants under the plan may be made in the form of stock options, stock appreciation rights, restricted stock and performance shares.

         The Company also has a Director Stock Option Plan under which 36,000 shares of the Company's common stock were reserved for grant to non-employee directors of the Company. The exercise price of options granted is the fair value of the Company's common stock on the date of grant. Options granted under the plan become exercisable six months from the date of grant and expire 10 years from the date of grant.

         The table below summarizes the changes in the number of shares under option pursuant to the plans described above and pursuant to certain earlier plans under which options may no longer be granted:

                                                       Weighted
                                                        average
                                         Number        exercise
                                        of shares        price
                                        ---------        -----
Outstanding at September 30, 1998        747,371       $  93.70
  Granted                                239,991          80.50
  Exercised                              (19,736)         21.20
  Terminated                            (198,676)        138.25
                                        --------       --------

Outstanding at September 30, 1999        768,950          79.90
  Granted                                282,700          19.95
  Exercised                               (3,500)          8.70
  Terminated                            (220,009)         69.55
                                        --------       --------

Outstanding at September 30, 2000        828,141          62.48
  Granted                                101,000           3.52
  Exercised                                 (667)          3.15
  Terminated                            (237,290)         49.57
                                        --------       --------

Outstanding at September 30, 2001        691,184       $  58.36
                                        ========       ========
Exercisable at September 30, 1999        422,165       $  70.30
                                        ========       ========
Exercisable at September 30, 2000        393,001       $  72.00
                                        ========       ========
Exercisable at September 30, 2001        349,778       $  71.50
                                        ========       ========

The following is a summary of stock options outstanding at September 30, 2001:

                                   Options outstanding                    Options exercisable
                        -------------------------------------------      -----------------------

                                        Weighted           Weighted                     Weighted
                                         average            average                      average
     Range of           Number of    contractual life      exercise      Number of      exercise
  exercise price         shares    remaining (in years)      price         shares         price
  --------------         ------    --------------------      -----         ------         -----
$  3.15 - $  7.35       107,719             9.0            $  3.64         32,191       $  3.30
  10.15 -   14.40        14,600             9.1              10.65          8,700         10.30
  20.95 -   31.25       177,326             6.7              21.86         27,126         26.90
  53.60 -   60.80        23,480             2.8              59.44         23,480         59.44
  63.75 -   69.25        32,467             2.7              66.45         29,467         66.47
  72.35 -   76.90       116,293             6.9              76.69         77,905         76.67
  89.85 -   98.90       123,515             4.5              92.19        123,515         92.19
 101.88 -  115.00        41,488             5.2             105.35         13,895        112.24
 129.07 -  145.70        54,296             6.1             141.49         13,499        134.03
                        -------                                           -------
All options             691,184             6.3            $ 58.36        349,778       $ 71.50
                        =======                                           =======

         The following table summarizes restricted stock issued under the Stock
Plan:

                              Weighted
                              average
               Number        fair value
             of shares        per share
             ---------        ---------
1999           70,181          $64.55
2001          113,700          $ 3.13

         As of September 30, 2001 there were a total of 446,162 shares of common stock reserved for future grants under the Company's stock option plans.

         The aggregate compensation expense for stock-based compensation plans, computed under the provisions of APB 25, was approximately $350,000, $1.9 million and $2.1 million in 2001, 2000 and 1999, respectively. Such compensation expense relates entirely to accruals for restricted stock awards under the Stock Plan (charged to income over the vesting periods of the related awards).

         The Board has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits, but does not require, the Company to utilize a fair-value based method of accounting for stock-based compensation. The Company has elected to continue use of the APB 25 accounting principles for its stock option plans and accordingly has recorded no compensation cost for grants of stock options. Had compensation cost for the Company's stock option plans been determined based on the estimated fair value at the grant dates for awards in 2001, 2000 and 1999 consistent with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands except per share data)           2001              2000              1999
------------------------------------           ----              ----              ----
Net loss -- as reported                   $  (176,049)      $  (120,865)      $   (31,320)
Net loss -- pro forma                        (179,384)         (124,959)          (34,470)
Basic loss per share --
  as reported                             $    (18.68)      $    (12.98)      $     (3.37)
Basic loss per share --
  pro forma                                    (19.03)           (13.42)            (3.71)
Diluted loss per share --
  as reported                             $    (18.68)      $    (12.98)      $     (3.37)
Diluted loss per share --
  pro forma                                    (19.03)           (13.42)            (3.71)

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

         The pro forma information set forth in the preceding table reflects a weighted average estimated fair value of stock options granted in 2001, 2000 and 1999, respectively, of $3.52, $19.94 and $32.68 per share. Such estimated fair values were computed using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 2001, 2000 and 1999, respectively: dividend yield of .00%, .00% and .26%; expected volatility of 65.05%, 46.90% and 41.83%; weighted average risk-free interest rate of 4.97%, 6.10% and 4.54%; and expected lives of 5 years for 2001, 2000 and 1999.

NOTE 18 -- EMPLOYEE BENEFIT PLANS

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

         At September 30, 2001 the 401(k) plan held a total of 197,828 shares of the Company's common stock having a fair value of approximately $821,000.

         Total compensation cost under the 401(k) plan was approximately $3.1 million, $4.7 million and $9.2 million in 2001, 2000 and 1999, respectively.

NOTE 19 -- CONTINGENCIES

During fiscal 2000 two lawsuits were filed against the Company's subsidiaries, Oakwood Mobile Homes, Inc. and Oakwood Acceptance, and certain of their employees in the Circuit Court of Jefferson County, Mississippi. These lawsuits generally allege that the Company's subsidiaries and their employees engaged in various improper business practices including false advertising and misrepresentation of material facts relating to financing and insurance matters. In October 2000 the plaintiffs filed a motion to consolidate the two cases, add a large number of additional plaintiffs residing in various parts of the United States to the action and add the Company as a defendant. These motions were never ruled on by the trial judge. Oakwood Mobile Homes, Inc. and Oakwood Acceptance filed six separate suits in the United States District Court for the Southern District of Mississippi requesting the Court to enforce arbitration agreements signed by all but one of the original Jefferson County plaintiffs. In September 2001 a United States District Judge entered final judgments in each of the six cases ordering that the claims of the six Jefferson County plaintiffs against Oakwood Mobile Homes, Inc. and Oakwood Acceptance be submitted to arbitration. To date, none of those plaintiffs had initiated an arbitration proceeding. Based on the rulings by the United States District Judge, the Jefferson County Court Administrator has prepared orders to close the two Jefferson County cases as active files.

         In addition, the Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

         The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of their products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default on payments by the retailer. The risk of loss under these agreements is spread over numerous retailers and is further reduced by the resale value of repurchased homes. The estimated potential obligations under such agreements approximated $123 million at September 30, 2001. Losses under these agreements have not been significant.

NOTE 20 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

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

         The Company estimates the fair value of retained regular and residual interests in REMIC securitizations and any related guarantee obligations as described in Notes 1, 4 and 5. However, there exists no active market for manufactured housing residual REMIC interests or uniformly accepted valuation methodologies.

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

         The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at September 30, 2001 and 2000:

                                                                               2001                             2000
                                                                               ----                             ----
                                                                    ESTIMATED        CARRYING        Estimated          Carrying
(in thousands)                                                      FAIR VALUE        AMOUNT         fair value          amount
--------------                                                      ----------        ------         ----------          ------
Assets
  Cash and cash equivalents, including restricted
    cash and investments                                             $ 56,909        $  56,909         $ 48,281        $  48,281
  Loans and investments
    Loans held for sale                                               171,607          163,085          211,296          211,296
    Loans held for investment
      Fixed rate loans                                                  3,001            2,974            8,418            8,512
      Less: reserve for uncollectible receivables                          --           (3,231)              --           (3,556)
    Retained REMIC regular interests                                    7,619            7,619           77,229           77,229
    Retained REMIC residual interests                                  28,956           28,956           28,685           28,685
  Other receivables                                                   124,807          124,807          113,460          113,460
Liabilities
  Short-term borrowings                                                47,500           47,500           65,500           65,500
  Notes and bonds payable
    Fixed rate obligations                                            137,979          315,942           87,026          316,692
    Variable rate obligations                                           7,178            7,178           13,237           13,237
  Guarantee liabilities on subordinated REMIC securities sold          18,172           36,180           26,807           30,809

NOTE 21 -- QUARTERLY FINANCIAL DATA (UNAUDITED)


The following table summarizes the Company's quarterly financial results, restated for the adoption of SAB 101 (as previously discussed in Note 1):

                                                         First          Second          Third         Fourth
(in thousands except per share data)                    quarter         quarter        quarter        quarter          Year
------------------------------------                    -------         -------        -------        -------          ----
2001
Net sales
  As originally reported                                $ 255,205      $ 208,061      $ 239,866      $      --      $        --
  As restated for first three quarters and
    as reported for the fourth quarter                  $ 278,344      $ 221,207      $ 240,629      $ 264,940      $ 1,005,120
Gross profit
  As originally reported                                $  51,367      $  39,712      $  49,333      $      --      $        --
  As restated for first three quarters and
    as reported for the fourth quarter                  $  59,073      $  42,179      $  48,964      $  60,270      $   210,486
Loss before cumulative effect of accounting changes
  As originally reported                                $ (42,950)     $ (28,044)     $ (47,554)     $      --      $        --
  As restated for first three quarters and
    as reported for the fourth quarter                  $ (35,777)     $ (25,907)     $ (47,958)     $ (49,541)     $  (159,183)
Cumulative effect of accounting changes, net of tax
  As originally reported                                $      --      $      --      $  (2,276)     $      --      $    (2,276)
  As restated for first three quarters and
    as reported for the fourth quarter                  $ (14,590)     $      --      $  (2,276)     $      --      $   (16,866)
Net loss
  As originally reported                                $ (42,950)     $ (28,044)     $ (49,830)     $      --      $        --
  As restated for first three quarters and as
    reported for the fourth quarter                     $ (50,367)     $ (25,907)     $ (50,234)     $ (49,541)     $  (176,049)
Loss per share before cumulative effect of
  accounting changes
  Basic and diluted
    As originally reported                              $   (4.57)     $   (2.98)     $   (5.05)     $      --      $        --
    As restated for first three quarters and
      as reported for the fourth quarter                $   (3.81)     $   (2.75)     $   (5.09)     $   (5.24)     $    (16.89)
Loss per share
  Basic and diluted
    As originally reported                              $   (4.57)     $   (2.98)     $   (5.29)     $      --      $        --
    As restated for first three quarters and
      as reported for the fourth quarter                $   (5.36)     $   (2.75)     $   (5.33)     $   (5.24)     $    (18.68)

2000
Net sales                                               $ 297,494      $ 271,349      $ 310,558      $ 310,484      $ 1,189,885
Gross profit                                            $  61,245      $  55,838      $  74,042      $  71,243      $   262,368
Net loss                                                $ (14,852)     $ (11,976)     $ (11,125)     $ (82,912)     $  (120,865)
Loss per share
  Basic and diluted                                     $   (1.60)     $   (1.29)     $   (1.19)     $   (8.90)     $    (12.98)

  The sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year.

  In the fourth quarter of fiscal 2000 the Company recorded valuation provisions against its previously recorded deferred tax assets of $66.4 million or $7.13 per share.

NOTE 22 -- BUSINESS SEGMENT INFORMATION

Effective September 30, 1999 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). The Company operates in four major business segments. Management has determined these segments, in the case of housing operations, based upon the principal business activities conducted by housing business units, which are retail distribution of homes to consumers in the case of retail operations, and manufacturing of homes for distribution to the Company's retail operations and to independent retailers in the case of manufacturing operations. For financial services operations, management determined segments based upon the principal products offered to consumers: retail financing in the case of consumer finance and insurance products in the case of insurance operations. The business segments identified by management are consistent with the organization structure used by the Company to manage its business.

         The Company's retail business purchases homes primarily from the Company's manufacturing operations but supplements these purchases in certain markets with purchases from third-party manufacturers. The Company's manufacturing operations sell a majority of their homes to the Company's retail operations, with a portion distributed through independent retailers. The consumer finance segment provides financing to customers of the retail segment, as well as to customers of independent retailers. This segment both originates and services loans, and securitizes the loans in the public and private markets as a source of capital. The insurance segment reinsures insurance risk on property and casualty insurance, extended service contracts and credit life insurance sold to retail customers.

         Segment operating income is income before general corporate expenses, interest expense, investment income and income taxes. Identifiable assets include those assets directly related to the Company's operations in the different segments; general corporate assets consist principally of cash, certain property and other investments.

(in thousands)                     2001             2000             1999
--------------                     ----             ----             ----
Revenues
  Retail                       $   660,725      $   778,479      $ 1,047,035
  Manufacturing                    633,632          821,429        1,088,447
  Consumer finance                  42,352           27,963           29,747
  Insurance                         50,036           67,503           61,482
  Eliminations/other              (291,040)        (411,242)        (637,486)
                               -----------      -----------      -----------
                               $ 1,095,705      $ 1,284,132      $ 1,589,225
                               ===========      ===========      ===========
Income (loss) from
  operations
  Retail                       $  (109,396)     $   (60,074)     $   (39,285)
  Manufacturing                     22,006           45,772           76,064
  Consumer finance                 (20,284)         (19,113)         (11,044)
  Insurance                         23,480           24,114           11,181
  Eliminations/other               (20,674)         (45,647)         (46,525)
                               -----------      -----------      -----------
                                  (104,868)         (54,948)          (9,609)
Interest expense                   (55,103)         (50,289)         (40,709)
Investment income                      788              501              594
                               -----------      -----------      -----------
    Loss before income
      taxes and cumulative
      effect of accounting
      changes                  $  (159,183)     $  (104,736)     $   (49,724)
                               ===========      ===========      ===========
Identifiable assets
  Retail                       $   478,976      $   475,227
  Manufacturing                    258,498          604,946
  Consumer finance                 384,244          637,264
  Insurance                        123,405          115,959
  Eliminations/other              (322,833)        (684,624)
                               -----------      -----------
                               $   922,290      $ 1,148,772
                               ===========      ===========
Depreciation and
  amortization
  Retail                       $    12,622      $    10,247      $     9,149
  Manufacturing                     16,827           17,240           19,847
  Consumer finance                  12,858           12,378            8,760
  Insurance                             --               --               --
  Eliminations/other                15,094           10,463            7,803
                               -----------      -----------      -----------
                               $    57,401      $    50,328      $    45,559
                               ===========      ===========      ===========
Capital expenditures
  Retail                       $     1,733      $     7,632      $    24,267
  Manufacturing                      2,288            6,092           20,459
  Consumer finance                   3,058            3,741              268
  Insurance                             --               --               --
  General corporate                  4,065            3,499            1,942
                               -----------      -----------      -----------
                               $    11,144      $    20,964      $    46,936
                               ===========      ===========      ===========

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Oakwood Homes Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity and other comprehensive income present fairly, in all material respects, the financial position of Oakwood Homes Corporation and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 1 to the Consolidated Financial Statements, effective October 1, 2000, the Company changed its method of recognizing revenue to conform to Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and, effective April 1, 2001, changed its method of recognizing impairment on REMIC interests arising from securitizations to conform to Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

         The Company has incurred net losses in each of the three fiscal years in the period ended September 30, 2001, and management believes that, unless business conditions improve, the Company is likely to incur a loss in the year ending September 30, 2002. As more fully described in Notes 2 and 10, the Company entered into two multi-year credit facilities to supplement the liquidity generated through sales of loans in the asset-backed securities market. The credit facilities and continued access to the asset-backed securities market are necessary to fund continuing operations.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
November 13, 2001

COMMON STOCK PRICES
Oakwood Homes Corporation and Subsidiaries

                 2001                   2000                      1999                       1998                      1997
                 ----                   ----                      ----                       ----                      ----
Quarter    HIGH        LOW       High          Low         High          Low          High          Low          High        Low
-------    ----        ---       ----          ---         ----          ---          ----          ---          ----        ---
First      7-1/2      2-1/2     24-3/8       5-15/16      84-3/8       57-3/16      165-15/16     124-3/8       149-3/8     105
Second    10          3-1/8     24-3/8       11-9/16     100           66-9/16      208-3/4       165-5/8       115          86-7/8
Third     14          1-1/8     19-11/16      9-1/16      75-15/16     60-15/16     194-1/16      131-9/16      123-3/4     83-3/4
Fourth     9-1/16     3-1/8     12-3/16      5-15/16      65-5/16      22-1/2       159-3/8        65-15/16     150         117-3/16


DIVIDEND INFORMATION
Oakwood Homes Corporation and Subsidiaries

The Company's Board of Directors suspended the payment of cash dividends on common stock in August 2000. Prior to that time, the Company declared a cash dividend of $.05 per common share during each of the three quarters in the period ended June 30, 2000.

SECURITIES EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol -- OH

SHAREHOLDERS
At December 7, 2001, the Company had an estimated 21,000 shareholders, including beneficial owners holding shares in nominee and "street" name.

                        [OAKWOOD HOMES CORPORATION LOGO]